SMFG SUMITOMO MITSUI FINANCIAL GROUP

ANNUAL REPORT 2007

YEAR ENDED MARCH 31, 2007

SUMITOMO MITSUI FINANCIAL GROUP

SUMITOMO MITSUI BANKING CORPORATION

Aiming to become a globally competitive financial services group with the highest trust

LEAD THE VALUE

We are a group of highly qualified professionals
that can provide truly valuable financial services to our customers.

Each of us thinks and acts with pride as experts in each business area
in order to LEAD the competition in creating and delivering
customer VALUE in a continually changing business environment.



Masasyuki Oku
President of Sumitomo Mitsui Banking Corporation

Teisuke Kitayama
President of Sumitomo Mitsui Financial Group

These activities are supported by our three core strengths:


Spirit of Innovation
We LEAD the market by providing innovative, globally competitive services that meet customer needs.
Speed
We LEAD the pace by providing our customers with desirable services in a timely manner with speed and determination.
Solution & Execution
We LEAD the business by using all the knowledge and experiences of our group to solve the issues of our customers, whether individuals or corporates, identified through a deep understanding of their needs and financial situations.

We create new VALUE by forming teams of specialists in various fields and providing optimal services to our customers through two-way communication. As a result, we will be selected as a truly trusted partner.

CONTENTS

- Message from the Management 2
- LEAD THE VALUE—SMFG's New Medium-Term Management Plan 6
- Business Overview 12
  - Consumer Banking 12
  - Corporate Banking 14
  - Targeting Issues Involving Companies and Individuals 16
  - Investment Banking 17
  - International Banking 18
  - Treasury Markets 19
- Group Companies 20
- Financial Highlights 22
- Financial Review 26
- Asset Quality 32
- Risk Management 36
- Corporate Social Responsibility 45
- Corporate Governance 46
- Internal Audit System 47
- Compliance 48
- Environmental Preservation Initiatives 50
- Social Contribution Activities 54
- Human Resources 58
- Financial Section and Corporate Data 61
  - Financial Section 62
  - Corporate Data 171

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411

Sumitomo Mitsui Banking Corporation
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-3501-1111

August 2007

Message from the Management

In fiscal 2006, we set the stage for future growth and reinforced our risk tolerance to adapt to future changes in financial markets. From the start of the current term — fiscal 2007 — we have been focusing on implementing the strategies of our new medium-term management plan. By maximizing the value we add to our products and services, we aim to become a globally competitive financial services group with the highest trust.


Teisuke Kitayama
President
Sumitomo Mitsui Financial Group, Inc.

Fiscal 2006: Setting the stage for growth and reinforcing our risk tolerance to adapt to future changes

During fiscal 2006, the U.S. economy continued to grow, although the growth rate slowed because of a sharp drop in housing investments. Economic expansion also continued in Asia and Europe. In Japan, the economy maintained its moderate growth pace, as exports rose and strong corporate earnings supported an increase in capital expenditures. In the financial markets, there was an upturn in short-term interest rates in Japan. This was in response to interest rate hikes by the Bank of Japan following the abandonment of the zero interest rate policy in July 2006. Long-term interest rates, however, declined. The yield on newly issued 10-year Japanese government bonds rose to 2% in May 2006, but then declined to about 1.6% at the end of March 2007 as expectations for a way out of deflation receded. The Nikkei Average was on an upward trend from July 2006 and, despite a significant drop in February 2007, ended fiscal 2006 slightly higher than the previous fiscal year-end.

In the financial services sector, the Diet passed the Financial Instruments and Exchange Law in June 2006, establishing a broad framework for the protection of users of financial instruments and services. In December 2006, the Diet passed a new Trust Business Law that incorporates revisions to all aspects of the previous law, and amended the Money Lending Business Control and Regulation Law to lower the maximum interest rate.

Under these conditions, SMFG positioned fiscal 2006 as a year for concentrating on establishing a sound base for growth and reinforcing risk tolerance to adapt to future changes in the operating environment.

At SMBC, non-consolidated banking profit was down ¥225 billion year on year, at ¥740.6 billion. This was mainly due to losses on sales of Japanese government bonds. The bonds were sold to reduce our exposure to risks associated with our bond portfolio, primarily in response to interest rate movements in Japan and abroad. SMBC also took a conservative stance by making an additional provision for possible losses on investments in our affiliate Promise Co., Ltd., in view of the fact that the share prices had fallen well below the book value during the reporting term. As a result, SMBC's net income declined ¥203.8 billion year on year, to ¥315.7 billion on a non-consolidated basis. In October 2006, we completed the repayment of public funds, achieving this goal about one-and-a-half years ahead of our original target.

In April 2006, SMBC received an administrative order from the Financial Services Agency with respect to interest rate swap transactions at its Corporate Business Offices. We take this matter very seriously, and have further tightened the bank's system of internal controls so as to prevent any recurrence of such an incident. We have also begun the process of reinforcing the bank's entire compliance system, including measures to prevent money laundering at SMBC's overseas branches. Moreover, we took necessary steps to comply with the new regulatory environment, such as reinforcing compliance activities in advance of the enactment of Japan's Financial Instruments and Exchange Law and by fulfilling Basel II capital adequacy requirements.

In addition, SMBC steadily strengthened its operations in growth business fields such as financial consulting services for individuals and the investment banking business.

In fiscal 2006, SMFG's ordinary profit on a consolidated basis declined ¥164.9 billion year on year, to ¥798.6 billion, and net income declined ¥245.5 billion year on year, to ¥441.4 billion. The decrease in the earnings of SMFG is mainly attributable to a decline in earnings at SMBC and the recording of a substantial loss on equity-method investments in Promise. Meanwhile, SMFG made significant progress in its group strategy. In the retail securities business, SMBC Friend Securities became a wholly owned subsidiary. In the leasing and auto leasing business, we launched a strategic undertaking with the Sumitomo Corporation Group. In April of this year we entered into a strategic alliance with Central Finance Co., Ltd. in the consumer finance business.

LEAD THE VALUE — Our New Medium-Term Management Plan

Upon completion of the repayment of public funds, we started a new three-year medium-term management plan — which will end in March 2010 — to address the great changes in the business environment. We reaffirmed the fact that SMFG's core strengths are Spirit of Innovation, Speed, and Solution & Execution, which we have used to improve the profitability of our strategic businesses. By maximizing the value we add to our products and services through these strengths, we aim to be a globally competitive financial services group with the highest trust. We set the following goals for the next three years.

1. Aim for top quality in growth business areas
2. Realize a solid financial base as a global player
3. Increase returns to shareholders

To accomplish these goals, we will vigorously execute the following two strategic initiatives: 1) strengthening our presence in growth business areas, and; 2) fortifying our platform to support sustainable growth. In specific terms, we set the following financial targets for fiscal 2009.

- Consolidated net income of ¥650 billion
- Consolidated net income RORA (return on risk-adjusted assets) of about 1%



Masayuki Oku
President
Sumitomo Mitsui Banking Corporation

- Tier I capital ratio of about 8%
- Overhead ratio of 40% to 45% (SMBC on a non-consolidated basis)

During the period of the new medium-term plan, we expect the ROE to be between 10% and 15% on a consolidated basis.

Fiscal 2007 Management Policies

Having made solid progress in achieving the fiscal 2006 objectives of setting the stage for future growth and reinforcing our risk tolerance to adapt to future changes in financial markets, we are taking a more aggressive stance in fiscal 2007. We position this year as the first step toward achieving the goals of the new medium-term plan, primarily by using growth-oriented investments to expand our business volume.

One task essential to strengthening our growth businesses is making up-front investments in our resources. In these fields, we will increase our workforce and expenditures to

reinforce our infrastructure, including IT systems. At the same time, we aim to expand our business volume by giving greater consideration to customer needs in the conduct of our marketing activities. Our goal is to raise gross profit from SMBC's marketing operations by approximately ¥100 billion, as a first step under the new medium-term plan. We plan to use the benefits of this first year of growth to achieve two goals: enhancing our retained earnings to support sustainable growth in the following years, and expanding returns to shareholders. In fiscal 2007, we forecast non-consolidated net income of ¥410 billion for SMBC and consolidated net income of ¥540 billion for SMFG.

A Message to Our Customers

SMFG is committed to leveraging its aggregate Group strengths to offer financial services that have considerable added value. To provide an even larger number of individuals with financial services such as asset management and loan consultations, SMBC expanded its network of Consulting Plazas, which are open on weekday evenings, weekends and holidays, and SMBC Consulting Offices, which specialize in asset management and housing loans. To enhance the appeal of its popular housing loan with loan repayment insurance in the event that the borrower is diagnosed with one of three major fatal diseases, SMBC added coverage for five more chronic conditions. With Sumitomo Mitsui Card, SMBC introduced *SMBC First Pack*, a new package of deposit, Internet banking and credit card services, which eliminated utilization charges and annual fees. Through actions like these, SMBC is working to make its products and services even more accessible to retail customers.

For midsized companies and SMEs, SMBC concentrated on meeting a broad spectrum of financing needs. The core product is the *Business Select Loan*, an unsecured loan that requires no third-party guarantee. In addition, SMBC bolstered its ability to provide extensive assistance for their business succession issues and launching of overseas business activities. For major corporate clients and other listed companies, SMBC established the Corporate Advisory Division in April 2006. This unit cen-

Group Strategy Overview



Payment & settlement service, consumer finance
SUMITOMO MITSUI CARD
Mobile credit service
NTT DoCoMo
Consumer finance
Promise
Central Finance
SMBC
Financial consulting for individuals
SMBC FRIEND SECURITIES
Solution providing for corporations
SMBC LEASING
Leases/auto leases
Sumitomo Corporation Group
IRI
Investment banking
Daiwa Securities Group

tralizes all SMBC know-how and information involving corporate banking. Furthermore, mainly through collaboration with Daiwa Securities SMBC, this division can create solutions for complex and diverse management issues at client companies.

Outside Japan, SMBC opened branches in Ho Chi Minh City, Sydney, and Dubai, and took other actions to better serve rapidly growing markets. To expand operations in China, where economic growth has been consistently robust, SMBC strengthened its service network by establishing the China Division, and by opening new representative offices in the Binhai New Area of Tianjin and the Suzhou Industrial Park.

By executing the Group strategies mentioned above, SMFG remains committed to further enlarging and upgrading its lineup of products and services across the entire Group.

In addition, in fiscal 2006, we established a Customer Satisfaction and Quality Improvement Committee. We are taking customers' opinions and requests fully into account in improving the quality of our services to provide increased satisfaction and earn greater trust from our customers. Our objective is to become one of the world's most advanced organizations in terms of customer satisfaction, not only among financial companies but also among all other categories of the service industry.

A Message for Shareholders, Market Participants and the Public

SMFG is devoted to achieving sustainable growth and financial soundness by conducting business operations that are efficient and based on a long-term perspective. We will continue to enhance our capital base in terms of both quality and quantity, and we will channel even more resources into strategic business fields to further raise our corporate value over the medium-to-long term. To increase returns to shareholders, we decided to raise the ordinary dividend for fiscal 2006 by ¥4,000 to ¥7,000 per share. For fiscal 2007, we plan to increase the annual dividend again to ¥10,000, half of which will be paid as an interim dividend. We will also continue to fulfill our corporate social responsibilities by leveraging the resources of the entire group in the implementation of environmental preservation initiatives and contributions to society.

A Message for SMFG Employees

We want SMFG to provide its staff with a challenging and professionally rewarding workplace. This is why we show respect to our employees as individuals, and provide them with the opportunity to acquire highly specialized skills. We are maintaining this stance to foster a corporate culture that encourages our employees to realize their full potential. We will continue to invigorate operations at the workplace, and to upgrade our ability in the recruitment and training of talented staff.

We are determined to meet the expectations of our stakeholders by using the initiatives outlined in this message to make steady progress toward our goals.

August 2007



Teisuke Kitayama
President
Sumitomo Mitsui
Financial Group, Inc.



Masayuki Oku
President
Sumitomo Mitsui
Banking Corporation

LEAD THE VALUE — SMFG's New Medium-Term Management Plan

SMFG launched a new medium-term management plan under the name "LEAD THE VALUE," for the three years from fiscal 2007 to 2009, given the completion of repayment of public funds last October and in response to the greatly changed business environment, including the economic situation and competitive environment.

In the process of drawing up our new plan, we reaffirmed that the most important criteria for achieving sustainable growth is to provide customers with value exceeding their expectations, and continuously be the financial services group that helps customers in their value creation.

We also reconfirmed that SMFG's core strengths are the Spirit of Innovation, Speed, and Solution & Execution, the drivers behind our ability to quickly make strategic businesses profitable. By maximizing these strengths, we aim to be a globally competitive financial services group with the highest trust. We have set the following goals for the next three years.

1. Aim for top quality in growth business areas
2. Realize a solid financial base as a global player
3. Increase returns to shareholders

To accomplish these goals, we will vigorously execute the strategic initiatives aimed at strengthening targeted growth business areas and fortify our platform to support sustainable growth.

We have set the following financial targets for fiscal 2009, the plan's final year.

Sustainable growth

Consolidated net income of ¥650 billion (FY06: ¥441.4 billion)

By growing steadily, we aim to raise consolidated net income to ¥650 billion, which is about ¥210 billion more than in fiscal 2006.

Financial soundness

Consolidated Tier I ratio Approximately 8%

SMFG aims to reinforce its financial base and achieve a consolidated Tier I ratio of approximately 8% in order to capture growth opportunities globally and improve its capability to manage increasingly diversifying risks.

RORA (Consolidated) Approximately 1%

SMFG aims to achieve an RORA (Return on Risk-adjusted Assets; Return = consolidated net income) of approximately 1% from the perspective of improving risk-return efficiency.

Overhead ratio 40-45% (SMBC non-consolidated basis) Fiscal 2006: 44.9%

SMFG will allocate resources to further improve customer convenience, fortify its management infrastructure and strengthen competitiveness, but also make efforts to further improve efficiency and productivity. Accordingly, we are aiming for an overhead ratio of 40-45% for SMBC on a non-consolidated basis.

We expect the consolidated net income ROE during the period of the medium-term management plan to be 10-15%.

Under the medium-term management plan, to improve the quality of its products and services, SMFG will aggressively invest in growth business areas, establish a solid financial base as a global player, and fortify its platform to support sustainable growth. At the same time, SMFG will increase returns to shareholders in step with progress made in achieving the goals of the plan. Specifically, we aim for a payout ratio (on a consolidated basis) of over 20% for fiscal 2009, the final year of the plan.

The entire workforce of SMFG is dedicated to the successful completion of the new medium-term management plan, and is determined to further raise the group members' corporate value by achieving sustained growth.

Goals of
"LEAD THE VALUE" Plan

A globally competitive financial services group with the highest trust


LEAD THE VALUE
Spirit of Innovation
Speed
SMFG
Solution & Execution
Mission Statement
• To provide optimum added value to our customers and together with them achieve growth
• To create sustainable shareholder value through business growth
• To provide a challenging and professionally rewarding work environment for our dedicated employees

Outline of "LEAD THE VALUE" Plan

Fiscal 2007-2009

"LEAD THE VALUE" Plan

Aim for "a globally competitive financial services group with the highest trust" by maximizing our strengths to LEAD THE VALUE

To LEAD the competition in creating and delivering customer VALUE

Our strengths (sources of corporate value)


Spirit of innovation
Speed
Solution & execution

Strategic initiatives

- Strengthen targeted growth business areas

"Seven growth areas"

- Fortify platform to support sustainable growth

Management targets

- Aim for top quality in growth business areas
- Realize solid financial base as a global player
- Increase return to shareholders (realize payout ratio of more than 20%)

Financial targets for fiscal 2009 (SMFG consolidated)

- Net income: ¥650 billion
- Tier I ratio: Approx. 8%
- Net income RORA: Approx. 1%
- Overhead ratio: 40-45% (SMBC non-consolidated)

- ROE (SMFG consolidated): 10-15%

Assumed values of key economic indicators for "LEAD THE VALUE" Plan

	FY2007	FY2008	FY2009
Nominal GDP growth rate (annual)	2.5 %	2.9 %	2.4 %
Three-month TIBOR (annual avg.)	0.72%	1.12%	1.16%
10-year yen swap rate (annual avg.)	1.87%	2.10%	2.12%
Yen/dollar exchange rate (year-end)	115	115	115

Strategic Initiatives of "LEAD THE VALUE" Plan

SMFG has been reinforcing profitability by identifying businesses with high growth potential at an early stage and creating highly productive and efficient proprietary business models. These strategic businesses grew, our asset quality improved substantially, and net income recovered, allowing us to complete the repayment of public funds in fiscal 2006 about one-and-a-half years earlier than initially planned. Overall, we have made steady progress with regard to both earnings capabilities and financial soundness.

As we achieved this progress, dramatic changes were reshaping our operating environment including intensifying competition in the domestic loan market and a labor shortage. Further, the magnitude of these changes exceeded the assumptions that formed the basis for our previous management plan. Therefore, we must ensure we have an accurate grasp of macroeconomic trends that present opportunities for earning profits and competing at the global level in order to continue our growth in the present competitive environment. This means we can no longer follow our previous policy of maximizing earnings by restructuring and streamlining our operations. Instead, we must switch to a stance of sustaining growth while making substantial investments aimed at growth from a medium- and long-term perspective. This is the reason why our LEAD THE VALUE plan features the two strategic initiatives of strengthening targeted growth business areas and fortifying our platform to support sustainable growth.

Strategic Initiatives in LEAD THE VALUE


Five mega-trends
Tide of generational change
Economic and financial globalization
Deregulations and tightening of regulations
Expansion of ubiquitous network
"Great investment era"
Strengthen targeted growth business areas: seven growth areas
Financial consulting for individuals
Solution providing for corporations
Focused business areas in global markets
Payment & settlement service; Consumer finance
Investment banking; Trust banking
Proprietary investment
Credit derivative, trading & distribution
Fortify platforms to support sustainable growth
Business performance evaluation system with medium-term viewpoint
Framework to secure and develop professionals
Reinforce IT and operational infrastructure
Improve ALM and risk management; Strengthen compliance

Macroeconomic Trends

The tide of generational change: Japan's population ages and decreases, and the nation's baby boomers retire

Population composition by age, home ownership ratio and household financial assets



Population (left scale: thousand)
Home ownership (right scale: %)
Securities (stocks, bonds, investment trusts, etc.)/Avg. savings (right scale: %)
40,000
15,000
10,000
5,000
0
80
70
60
50
40
30
20
10
0
Children of baby boomers
Growth in demand for housing loans
Baby boomers
Growth in demand for asset management
~24
25~29
30~34
35~39
40~44
45~49
50~54
55~59
60~64
65~69
70~74
75~
(age)

Source: Ministry of Internal Affairs and Communications
[Housing and Land Survey (October 2003) National Survey of Family Income and Expenditures (fiscal 2004)]

Development of globalization

Foreign trade growth rate for ASEAN + 3 East Asian nations (2005): +115% from 1999

(Figures are the sum of imports and exports; US$ billions)



South Korea
+81%
39.2
71.1
+118%
288.0
132.4
JAPAN
148.7
100.9
+47%
China*1
ASEAN
727.7
394.3
810.7
545.3
+85%
+49%
EU
ASEAN +3*2
U.S.A

*1 China: Includes China, Hong Kong and Taiwan
*2 ASEAN+3: Includes ASEAN members plus China, South Korea and Japan

Growth in sales at overseas subsidiaries of Japanese companies



(US$ billion)
2002
2006
250
200
150
100
50
0
123.1
62.6
244.7
106.7
246.6
173.1
Europe
Asia
North America

Source: Ministry of Economy, Trade and Industry

The great investment era: A shift from savings to investments and excess liquidity worldwide, with a diversification of financial instruments

Investments' share of Japanese household financial assets



(%)
¥1,397 trillion
¥1,541 trillion
100
0
55%
50%
+6 points
11%
15%
2%
4%
27%
26%
5%
5%
Deposits
Stocks & bonds
Investment trusts
Insurance
Others
2001
2004

(Source: Bank of Japan)

The growth of alternative investments in global markets



(US$ billion)
5,000
4,000
3,000
2,000
1,000
0
RMBS (residential mortgage-backed securities)
CMBS (commercial mortgage-backed securities)
CDO (collateralized debt obligations)
ABS (asset-backed securities)
Hedge funds
Private equity & venture capital
2001
2004

(Source: Complied by SMFG)

(1) Strengthen targeted growth business areas

We will focus on the following seven business areas, which will be growing rapidly in the future. In these areas, we will provide customers with value exceeding their expectations, to realize top quality and achieve sustainable growth.

1) Financial consulting for individuals

SMFG has been strengthening operations in this strategic business area, and expects the market to continue to expand steadily and client needs to become more diversified and sophisticated due to advances in deregulation, regulatory system changes, the declining birthrate and the aging population.

SMFG will develop new products and services in a timely manner in response to the above mentioned diverse needs of customers amid deregulation and other changes in the business environment. The Group will also increase its marketing channels, as well as the number of financial consultants. At the same time, SMFG will establish a business model to offer individual customers "one-stop shopping" for various financial services, such as investment trusts, insurance products, securities, trust services and other products and services as their sales are deregulated.

2) Solution providing for corporations

SMFG has been strengthening its ability to provide solutions to corporate customers by expanding the lineup of unsecured loan products to small- and medium-sized enterprises, strengthening investment banking, and establishing the Corporate Advisory Division within SMBC. SMFG expects growing demand for solutions to corporate customers' managerial issues, such as various types of funding according to their growth stage, business succession due to generational changes, and so on.

In order to strengthen its coverage of business areas where the needs of individual customers and corporate customers coexist, such as private banking, workplace banking and business succession consulting, SMBC established the Private Advisory Department in April 2007. SMBC also established a Merchant Banking Department to nurture growth companies through equity investment. Through these initiatives, SMFG will provide more sophisticated solutions to meet the rising demand for such services.

3) Focused business areas in global markets

SMFG will strengthen initiatives in (a) specific growth industries in which the needs for fund raising or business consolidation are expected to expand globally, (b) Asia, a region which continues to demonstrate remarkable economic growth, and (c) specific products and services with global competitive advantages, such as project finance and ship finance. In order to become one of the top global banks in debt-related businesses in its targeted areas, SMFG will further expand business franchises through measures which include strategic alliances and M&As, strategic allocation of human resources, and establishment of a global business promotion system.

4) Payment and settlement services, consumer finance

IT technology for payment and settlement is becoming more sophisticated, as shown by the rapid diffusion of electronic money. SMFG intends to play a leading role in this trend, and to provide its customers with innovative, convenient, and secure payment and settlement services.

In consumer finance, SMFG, with the vision of making a further dramatic advance as an industry leader, will strengthen its credit card business centered on Sumitomo Mitsui Card Company, Limited, through aggressive growth strategies which include further alliances. SMFG will continue to strengthen its collaboration with Promise Co., Ltd. to meet the sound financial needs of consumers with various lifestyles while keeping a close eye on changes in the consumer finance industry's business environment.

5) Investment banking and trust business

Amid the globalization of corporate customers and investors, the demand for sophisticated financial solutions to match customers' business strategies has been increasing. To address this demand and become a market leader in investment banking, SMFG will take an active approach by implementing strategies which include greater collaboration with Daiwa Securities SMBC Co., Ltd. In addition, SMFG will reinforce the trust business — for which customer needs are expected to rise — with greater flexibility, made possible by the revision of trust-related laws.

6) Proprietary investment

In view of the globalization of investment markets and diversification of investment instruments, SMFG will broaden the frontier of its investments and loans to alternative fields, such as mezzanine, equity, and fund investments. SMFG will improve its return on assets and capital by creating a more risk-diversified portfolio.

7) Credit derivatives, trading & distribution

Along with more sophisticated risk management, SMFG will create financial products by structuring various types of risk on its balance sheet and distributing such risks to investors who have different risk tolerances, thereby reinforcing its ability to meet the investment and financing needs of customers and improving the asset efficiency of the Group.

(2) Fortifying our platform to support sustainable growth

SMFG will maximize its ability to provide added value by (a) implementing an internal business performance evaluation system centered on medium-term targets and strategic measures, (b) establishing a framework for developing professionals capable of aiming at and achieving top quality in growth business areas, (c) reinforcing its IT and operational infrastructure to support SMFG's business in a flexible manner, (d) strengthening compliance, and (e) improving its asset liability management (ALM) and risk management system.

SMBC's Performance in Selected Growing Market Sectors

Outstanding Balance of Investment Trust and Pension-Type Insurance



(¥ trillion; year-end)
Pension-type insurance (accumulated)
Investment trust
6
5
4
3
2
1
0
0.5
1.9
1.1
2.3
1.7
2.8
2.2
3.4
+33%
2004/3
2005/3
2006/3
2007/3

Housing Loans



(¥ trillion)
Securitized loans
Loans on balance sheet at year-end
12
9
6
3
0
0.1
8.9
0.4
9.5
0.8
10.0
1.6
9.9
+8%
2003
2004
2005
2006 (FY)

Consumer Finance (year-end balances)



(¥ billion)
Unsecured card-type loans
Promise alliance portion
400
300
200
100
0
270
330
60
390
140
+20%
2005/3
2006/3
2007/3

Syndications



Amount (¥ trillion)
Syndications
8
6
4
2
0
800
600
400
200
0
4.6
349
5.5
490
670
6.1
702
6.7
779
7.1
+12%
2002
2003
2004
2005
2006 (FY)

Business Select Loan (originations)



(¥ billion)
1,800
1,500
1,200
900
600
300
0
+48%
2002
2003
2004
2005
2006 (FY)

Global e-Trade Service (contracts)



(thousand)
14
7
0
9.7
10.7
11.7
12.7
13.7
+19%
2005/3
2005/9
2006/3
2006/9
2007/3

Web21 (Internet banking for corporate customers) Users



(thousand companies)
125
100
75
50
25
0
82
94
105
115
125
+24%
2005/3
2005/9
2006/3
2006/9
2007/3

One's Direct Internet Banking Users



(million people)
8
6
4
2
0
3.3
4.8
5.8
6.6
7.0
+21%
2003/3
2004/3
2005/3
2006/3
2007/3

Internet Transactions



(million transactions)
130
65
0
38
60
82
108
129
+36%
2002
2003
2004
2005
2006 (FY)

Note: Compound annual growth rates inside green circles

■ Consumer Banking

The member companies of the SMFG are working together to enhance their consumer financial services.

At SMBC, we offer value-added financial services under the brand name "One's next." This reflects the emphasis we place on helping customers determine the next step of their financial plans according to their stage of life. By creating services that address specific customer needs, we are working to make SMFG the No. 1 financial group in consumer financial services.

Specifically, we are leveraging our capabilities to develop outstanding products and services, our consulting abilities—provided by staff with high-level expertise—and our area marketing approach to provide superior financial services to our customers. Pension-type insurance sales in fiscal 2006 amounted to ¥461.7 billion. Sales of foreign bonds came to ¥112.2 billion. As of March 31, 2007, the outstanding balance of investment trusts under management was ¥3,421.5 billion, and that of housing loans was ¥13,557.5 billion. These achievements underscore the popularity of our services.

In December 2005 we commenced the sale of a new single-premium whole life insurance product, and by the end of March 2007, sales amounted to ¥73.5 billion.

Financial Consulting Business

SMBC's Consumer Banking Unit introduced several new investment trusts and life insurance products in fiscal 2006, and began offering fund wrap accounts (asset management services in which customers entrust their investments to a securities company), in collaboration with SMBC Friend Securities in January 2007. In this way, we are expanding our lineup of products and services to address the asset management needs of our individual customers.

One of our popular loan products is a housing loan with insurance that covers payment of the outstanding loan balance in the event of three major medical conditions. This loan has been a big success since its introduction in October 2005, and at the end of March 2007, the aggregate contract amount of these loans was about ¥370 billion. In addition, this innovative loan won the 2006 Nikkei Superior Products and Services Awards/Nikkei Financial Daily Awards for Excellence.

SMBC has now made more accessible the members-only services of "One's next Club 50s," which is for customers in their late 50s who are preparing for life after retirement, and "One's next Club Woman," which provides services specifically for women. We have also revised our membership requirements, making it easier to join these clubs.

We also continued to make consulting services more accessible to individuals by expanding our network of Consulting Plazas and Consulting Offices. At the end of March 2007, there were 67 SMBC Consulting Plazas, which are open on weekends and national holidays, as well as evenings on weekdays. During the term, we also increased to 22 the number of SMBC Consulting Offices. In addition,


三大疾病
保障付
住宅ローン
三大疾病ワイド保障型+5
三井住友銀行
Housing loan with exemptions in the event of cancer, strokes and heart attacks


女性が、もっと
輝くために。
Woman
三井住友銀行
Introducing an information service for women


One's next クラブ 50s
Announcing a members-only information service

SMBC opened a new branch in the Yokohama district of Higashi-Totsuka in April 2007. We remain committed to making our consulting services even more easily accessible to our customers.

Settlement Business

In April 2007, SMBC began accepting ATM cards and credit cards bearing the China UnionPay brand that are issued by banks in China. This service allows individuals to use these cards at ATMs in SMBC branches to make withdrawals and check balances. Further, Sumitomo Mitsui Card Co., Ltd. has been allowing payments by China UnionPay credit cards at its affiliated merchants in Japan since December 2005.

Sumitomo Mitsui Card started the *Mitsui Sumitomo Card iD®* electronic settlement service in December 2005 through a strategic alliance with NTT DoCoMo, Inc. At the end of March 2007, there were about 230,000 subscribers and a network of about 150,000 affiliated merchants that accepted payments via the *iD®* service.

Sumitomo Mitsui Card will continue to fully leverage the know-how it has accumulated through its business as a comprehensive provider of credit card services to create a settlement system capable of handling both small and large amounts, and thereby enhance our service for settlement system users.

For its "*O*ne's *D*irect" remote banking service, SMBC is constantly expanding the service lineup, and enhancing the convenience of these services. As a result of these efforts, this service ranks among Japan's leading mobile banking services. At the end of March 2007, "*O*ne's *D*irect" had about 7.44 million subscribers, approximately 840,000 more than a year earlier.

SMBC also revised its fee system for retail banking services during fiscal 2006. For subscribers to our "*O*ne's plus" program, we waived after-hours fees for certain transactions with SMBC via ATMs at SMBC branches and the ATMs (@BANK) at am/pm convenience stores, and in March 2007, eliminated all after-hours fees for SMBC transactions at convenience store ATMs (E-net, Lawson and Seven Bank ATMs). We also eliminated "*O*ne's *D*irect" remittance fees for payments made to an SMBC account (except fees for remittances made by telephone via an operator). Moreover, we terminated all "*O*ne's plus" user fees starting from withdrawals made on February 21, 2007.

Consumer Finance Business

The consumer finance business launched in April 2005 through the strategic alliance of Promise, At-Loan (an SMBC-Promise joint venture) and SMBC has expanded to include 623 automatic contract machines (ACMs) at SMBC branches, and had a loan balance of ¥276 billion at the end of March 2007.

Topics

SMBC First Pack

In March 2007, SMBC began a service called "*SMBC First Pack.*" The new service, offered in collaboration with Mitsui Sumitomo Card, combines "*O*ne's plus," "*O*ne's *D*irect" and the Mitsui Sumitomo Visa Card into a single package. Customers receive all the benefits of "*O*ne's plus" along with a number of exclusive benefits. Two major features are no annual fee for the credit card (excluding gold card members) and the ability to exchange points for the products and services of alliance partners All Nippon Airways Co., Ltd. and NTT DoCoMo.


三井住友銀行へ、ようこそ。
FIRST PACK

■ Corporate Banking

Enhancing Services

Organizational Changes to Strengthen Marketing

SMBC has undertaken organizational changes to strengthen marketing to corporate customers. Initiatives include changing the name of the Small and Medium Enterprises Business Promotion Department to the Small and Medium Enterprises Marketing Department in April 2007. The objective is to serve mid-sized companies and small and medium-sized enterprises (SMEs) better by developing products that meet their needs and offering services for a diverse range of management issues. Within the Small and Medium Enterprises Marketing Department, two new groups were established. One provides business matching assistance to customers, to help them expand their operations. The other group specializes in management issues encountered primarily by hospitals and schools. These initiatives will better enable SMBC to supply solutions of all types for midsized and SME corporate clients.

More Initiatives Targeting Growth Companies

SMBC serves many relatively new companies and rapidly growing companies that have operations based on advanced technologies or innovative business models. Responding to the diversifying fund procurement needs of these companies requires support through both loans and investments.

Recognizing this need, SMBC in April 2004 established the *V-Fund Loan* to provide loans to companies with excellent growth prospects. In addition, SMBC recently established the Merchant Banking Department, which helps growth companies achieve their goals through equity investment. SMBC, together with the SMFG affiliate NIF SMBC Ventures Co., Ltd., offers a variety of fund procurement options for growth companies.

A Stronger Commitment to Public and Financial Institutions

SMBC has established the Public & Financial Institutions Banking Department for the purpose of cultivating stronger ties with local government bodies and regional financial institutions. The new department specializes in transactions with local and national government agencies (which was previously the responsibility of the Public Institutions Banking Department), and regional financial institutions (formerly handled by the Tokyo Corporate Banking Department VI). In this way, transactions with central government agencies, local government bodies and regional financial institutions have been concentrated within a single department, affording SMBC a platform for better participating in industrial development and privatization activities throughout Japan.

Services and Support for Customers' Global Activities

SMBC provides many types of support for the global business activities of corporate clients of all sizes. For large corporations that manage group activities on a global scale, SMBC offers assistance in raising the efficiency of cash management and the upgrading of corporate governance for financial matters, and facilitates other improvements. For example, these customers can use SMBC's international cash management system, which enables seamless fund management and transfers among group companies. Another innovative service combines several credit lines in different countries into a single credit facility. SMBC will continue to develop sophisticated products that meet the requirements of international corporations.

For midsized companies and SMEs, SMBC offers many forms of assistance for starting up overseas operations. Customers can receive a variety of information and advice when first setting up an overseas base. Services include the *Asia Business Loan*, which allows customers to perform all procedures in Japan that are necessary for obtaining financing for their overseas subsidiaries.

■ Structure of the *Asia Business Loan*



Balance management and fund transfers using electronic banking (SMAR&TS service not included)
Customer's head office in Japan
Customer's overseas base
Loan application
SMBC Head Office
Receipt of loan
Communication
SMBC offices in Japan
SMBC overseas bases
Japan
Overseas

Environmental Business Activities

Based on our Group Environmental Policy, we have a three-pronged action plan focusing on: 1) the reduction of environmental impact; 2) the practice of environmental risk management; and 3) the promotion of environment-related businesses. SMBC began offering the *Environmentally Responsible Company Support Loan* in February 2006. The loan features preferential interest rates for midsize companies and SMEs with a strong commitment to the environment. In January 2007, the eligibility for the loan was extended to companies that were already using *Business Select Loans* and also to companies that had received environmental certifications from local governments and other organizations.

As the loan covers a wider range of customers, SMBC had extended a total of about ¥10 billion of *Environmentally Responsible Company Support Loans* by the end of March 2007.

In December 2006, SMBC joined the Ministry of the Environment and others in sponsoring a contest called "eco japan cup 2006" for venture businesses involved in environmental businesses. In March 2007, SMBC held a business matching event called the Environmental Business Networking Event, for the second year in a row. SMBC remains dedicated to assisting customers' environmental activities in a variety of ways.



環境にいい経営を、支えたい。
ビジネスセレクトローンECO
0120-16-2310
三井住友銀行

Poster for the *Environmentally Responsible Company Support Loan*

Topics

Management Seminar for Women

SMBC held a seminar in February 2007 entitled "Refining Women's Entrepreneurial and Management Skills." The seminar attracted about 350 women who are either planning on starting a company or have recently established a company.

After hearing a keynote speech on the subject of time management, the participants attended a panel discussion, in which individuals who have started companies and SMBC employees took part. Discussions covered many topics of interest, and seminar participants gained insights into establishing and managing companies, the role of banks in supporting new companies, and other subjects. Many women also attended the reception following the seminar, which provided valuable networking opportunities.



Corporate Advisory Division

SMBC established its Corporate Advisory Division in early fiscal 2006 for the purpose of strengthening relationships with publicly owned companies and other companies. The division has industry-specific groups that collect knowledge and information concerning their respective industries. Operations take advantage of collaboration with many partners: the business offices of the Middle Market Banking Unit and Corporate Banking Unit; the Investment Banking Unit, research departments and other SMBC divisions; and Daiwa Securities SMBC and other SMFG companies. These resources enable the Corporate Advisory Division to meet needs involving customers' increasingly complex and diverse management issues, including measures to achieve growth and reorganize operations. Due to this approach, the division can utilize its strengths as a unit that interacts with all types of industries as well as the customers of both the Middle Market Banking Unit and Corporate Banking Unit. This makes it possible to give customers a broad range of proposals.

In fiscal 2007, the Corporate Advisory Division will continue to concentrate on offering customers many types of proposals. Furthermore, the division plans to reinforce its ability to supply comprehensive solutions to customers' management issues.

■ How Project Teams Serve Corporate Clients



Analysis of management issues and execution of strategies
Analysis of issues
Branch offices
Collaboration
Corporate Advisory Division
Collaboration
Research departments
Request for assistance (team enhancement)
Enhancement of project team
Branch offices
Collaboration
Corporate Advisory Division
Research departments
Credit departments
International Banking Unit
Investment Banking Unit
Daiwa Securities SMBC
Other Group companies
Proposals and execution of strategies to solve management issues
Provision of solutions
Provision of solutions
Solutions for management issues and growth in corporate value

■ Targeting Issues Involving Companies and Individuals



Financial consulting for individuals
Solution providing for corporations
Investment banking services
Established April 2007
Established April 2006
Private Advisory Department
Corporate Advisory Division
Targets fields where needs of individuals and companies overlap
Promoting solution providing for management tasks of corporate clients
Private banking
Workplace banking
Business succession consulting
M&As
Fund raising
Capital management

Private Advisory Department

SMBC established its Private Advisory Department in April 2007 with the aim of targeting business opportunities generated by several trends in Japan. Most notable are the emergence of wealthy entrepreneurs, the upcoming retirement of the baby-boomers, and the next generation of leaders taking over from corporate executives.

The division is devoted to serving the diversifying needs of customers. For example, there are growing demands for personalized asset management plans, business succession plans, and the preparation of benefit programs that will satisfy employees. In response, the division provides sophisticated services and creates new business processes.

Three departments make up the Private Advisory Department — the Private Banking, Succession Business and Corporate Employees Business departments. All departments work with other SMBC departments as well as SMFG companies and affiliated companies to extend support to SMBC branches. This approach makes it possible to offer customers the best possible products and services under the "one-stop shopping" concept.

- The Private Banking Department develops tailor-made financial products, expands SMBC's lineup of financial products, and creates comprehensive asset management proposals using highly advanced techniques. Furthermore, the department works with branch personnel to supply customers with assistance that precisely matches each requirement.
- The Succession Business Department is a source of comprehensive support for issues and other concerns regarding the future transfer of a business to a new owner. Experts create smooth succession plans that prioritize growth of the owner's assets and the business. In every case, the department formulates a plan that accurately reflects the customer's unique requirements.
- The Corporate Employees Business Department is responsible for offering services to the employees of corporate clients and creating personnel and employee benefit programs. SMBC formed a Defined Contribution Department in April 2006 to offer services for defined-contribution pension plans. For customers with needs that are beyond the scope of banking services, the Corporate Employees Business Department can select the products and services of SMFG companies and alliance partners to assemble the optimum package for each customer.

■ Status of Preparations for Business Succession



Fully prepared
Preparations still inadequate
None
15.9%
20.1%
64.0%

About 80% of companies are unprepared despite having chosen a successor.

Source: 2006 White Paper on Small and Medium Enterprises in Japan



Have discussed succession with a consultant
Have not yet sought assistance
(Age of CEO)
Total
Up to 54
55 or more
44.2%
55.8%
35.4%
64.6%
46.4%
53.6%
0
20
40
60
80
100
(%)

The majority of owners have not consulted anyone about succession issues.

Source: 2006 White Paper on Small and Medium Enterprises in Japan

■ Companies with Defined Contribution Plans (Corporate) and Participants



Participants (thousand)
Companies
As of March 31, 2007
• Approved corporate pension plans 2,313
• Number of participants 2,187,000
• Number of companies offering these plans 8,667
3,000
2,500
2,000
1,500
1,000
500
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
88
325
708
2,379
1,255
4,350
1,722
6,664
2,187
8,667
2002/03
2003/03
2004/03
2005/03
2006/03
2007/03

Source: Ministry of Health, Labor and Welfare

■ Investment Banking

SMFG's Investment Banking Business

SMFG is targeting opportunities in investment banking, a business field that continues to grow, leveraging the extensive customer base we have built up over many years in commercial banking. We are able to propose optimal solutions to our customers' increasingly diverse and complex needs in fund procurement, asset management, M&A, risk management, settlement and other fields by drawing on the combined expertise of SMBC's Investment Banking Unit and our other subsidiaries. We aim to rank among the leaders in every category of investment banking.

Accomplishments in Fiscal 2006

One highlight of the year was growth in business involving corporate reorganizations. We executed several large MBO and LBO deals and supplied mezzanine financing through mutual funds. In addition, SMBC established the Shipping Finance Department, the first unit of this type at any Japanese bank. This better allows us to meet the growing demand for ship financing. We also implemented a number of new business operations, developed a synthetic employee stock ownership plan (ESOP), and arranged a large-scale emissions trading program.

Collaboration with Daiwa Securities SMBC

In fiscal 2006, Daiwa Securities SMBC Co., Ltd. ranked second among securities firms operating in Japan in the corporate straight bond lead manager league table and first in the IPO bookrunner league table, and was chosen by Thomson Financial as the "House of the Year" in its fiscal 2006 overall rankings. These accomplishments are testimony to the prominent position of Daiwa Securities SMBC in the capital markets.

Topics

Project Finance Global Advisor of the Year

In 2006, SMBC ranked first in the world in project finance, helping clients to procure a total of US$17.1 billion. Thanks to this achievement, SMBC became the first Japanese bank to be selected as "Global Advisor of the Year" by the U.K. periodical Project Finance International. This testifies to the excellence of SMBC's project finance skills. We will continue to reaffirm our leadership in the project finance market by offering services that combine speed and outstanding quality.

League Tables

Global Project Finance (Advisor)*

Jan. 1-Dec. 31, 2006		(US$ million)
1	**SMBC**	**17,109**
2	Ernst & Young	15,804
3	Pricewaterhouse Coopers	14,235
4	HSBC	9,687
5	Société Générale	7,215
6	Citigroup	4,818
7	KPMG	4,317
8	Royal Bank of Canada	2,859
9	Investec	2,835
10	BNP Paribas	2,517

Shipping Loan Bookrunners**

Jan. 1-Dec. 31, 2006		(US$ million)
1	DnB NOR	13,691
2	Nordea	13,334
3	BNP Paribas	5,306
4	Citigroup	4,682
5	ING	3,622
6	Fortis	2,951
7	**SMBC**	**2,715**
8	Calyon	2,689
9	SG CIB	2,386
10	HSH Nordbank	1,995

Lead Managers of Corporate Straight Bond Issues*

Apr. 1, 2006-Mar. 31, 2007	Amount (¥ billion)	Market share (%)
1 Mizuho Securities	1,771.6	26.0
2 Daiwa Securities SMBC	**1,511.5**	**22.2**
3 Mitsubishi UFJ Securities	1,029.5	15.1
4 Nomura Securities	1,001.2	14.7
5 Nikko Citigroup	567.8	8.3

Bookrunners for Initial Public Equity Offerings*

Apr. 1, 2006-Mar. 31, 2007	Amount (¥ billion)	Market share (%)
1 Daiwa Securities SMBC	**344.5**	**33.4**
2 Nomura Securities	261.2	25.4
3 Nikko Citigroup	194.7	18.9
4 Goldman Sachs	89.3	8.7
5 Mitsubishi UFJ Securities	33.7	3.3

*Source: Thomson Financial
**Source: Marine Money

International Banking

The international banking operations of SMFG, centering on SMBC's International Banking Unit, serve all corporate customers operating globally, including financial institutions, sovereign governments, and public entities.

Leveraging our extensive overseas network and comprehensive group strength to provide sophisticated financial services

We offer our customers higher value-added services, by providing one-stop financial solutions through collaboration between SMBC and Daiwa Securities SMBC Co., Ltd., and also through the contribution of all Group companies, optimally utilizing the resultant synergies.

We are also expanding our overseas network by opening additional offices to improve customer convenience, and gain better access to emerging markets. We intend to maintain our proactive policy of expanding our office network, focusing particularly on promising markets in strategic regions. We will give priority to promoting locally hired staff to Branch Manager or other executive-level posts when suitable candidates are found, with the aim of providing services that are tailored to the particular needs of each locality.

Creating a Global Service System

To strengthen still further our capabilities in marketing financial products — already one of our core competencies — we are creating a system that will enable us to offer optimal solutions in specialized fields, such as trade finance and ship finance, to meet the needs of customers around the world. This is one of the ways in which we are making progress toward our goal of offering an optimal financial service that addresses our customers' global needs.

Raising Our Profile in Emerging and Growth Markets

In addition to established markets, such as Western Europe, North America, and East Asia, we are enhancing our ability to meet customers' needs in emerging markets, including the Middle East, Central and Eastern Europe, and Latin America. We are developing a lineup of products and services tailored to match the unique features of each market. We take an active role in these markets, keeping a close watch on changes in the business environment.

Continuously Optimizing Our Asset Portfolio

With the requirements of the new Basel Accord (Basel II) in mind, we will make further efforts to improve our asset efficiency by developing new securitization products and focusing more on buying and selling loans, rather than originating them, and will also strengthen credit derivative trading and distribution by improving our capability to structure risks on our balance sheet and distributing such risks to investors.

Reinforcing Compliance System

In order to expand our business operations on a global scale, we must adapt our compliance system to the differing legal systems and ethical practices prevailing in the various countries where we wish to do business. In line with this, we have set up an International Compliance Department and a Compliance Department in the Americas Division. We have also assigned Compliance Officers from the head office to all our principal overseas business bases.

We will take every opportunity to be an active player on the international banking scene, fully leveraging our competitive advantage in Japan and Asia.

Topics

Expanding our Service Network

We are opening overseas offices dedicated to the specific needs of their local markets. For example, our Houston Representative Office (opened in June 2006) specializes in the financing of businesses in the energy and natural resources fields, while the staff of the Milan Branch of Sumitomo Mitsui Banking Corporation Europe Ltd. (opened October 2006) focus their efforts on project finance. In March 2007 we became the first Japanese bank to open a branch in Dubai, which will become our central base for business in the Middle East. In China, we opened a representative office in the Binhai New Area of Tianjin in March of this year, followed by an office in the Industrial Park of Suzhou City in April, and preparations for the opening of our Beijing Branch are currently underway.

Greenhouse Gas Emissions Trading

In collaboration with Banco do Brasil, the largest commercial bank in Brazil, we have commenced an introduction service for companies wishing to engage in greenhouse gas emissions trading. This service utilizes the framework put in place by the Kyoto Protocol for collaboration between advanced industrialized countries and developing countries in the fight against global warming. In 2006 we were able to combine a number of emissions rights together into a single package and find a prospective Japanese purchaser. This innovative business model received high evaluation from the market, and as a result, Banco Sumitomo Mitsui Brasileiro S.A. was awarded a prize for excellence by the Financial Times in the "Achievement in Carbon Finance" category. We will continue to promote environment-related businesses of this kind, in line with the importance that SMFG places on fulfilling its corporate social responsibility.

Establishment of China Division

SMBC has established a China Division and a planning department to oversee operations in China. This will allow SMBC to respond even faster to deregulation, market liberalization and other events in China's rapidly growing markets. Thanks to these organizational changes, the bank expects to achieve even higher levels of customer satisfaction through the provision of products and services that meet specific needs, as well as the further reinforcement of risk management and compliance systems.

Alliance signed with Kookmin Bank of Korea

SMBC has concluded an alliance with Kookmin Bank, a South Korean bank with an established reputation in the fields of deposit and loan transactions with individuals and SMEs, as well as local financial products. The alliance is intended to facilitate mutual financial support for Japanese companies setting up in business in Korea, and Korean companies entering the Japanese market. It will also facilitate collaboration in structured finance projects and funding for import/export businesses. The agreement is expected to provide SMBC with new business opportunities in Korea and other markets. SMBC will be able to offer a menu of techniques for procuring funds in the local currency to Japanese corporate clients entering the Korean market, as well as a wide range of other sophisticated financial services.

■ Treasury Markets

SMFG aims to provide its clients with world-class support services for their market transaction needs through the Treasury Unit of SMBC. The Treasury Unit undertakes operations in the money, foreign exchange, bond, and derivatives markets. Based on a careful evaluation of each client's needs, we design financial products and services that deliver optimal value-added solutions.

The Treasury Unit focuses on expanding transaction volume, strengthening ALM operations and diversifying fund management channels through the accurate assessment of domestic and overseas market trends to further strengthen profitability, while effectively managing risk.

Enhancing Customer Convenience

In fiscal 2006, the Treasury Unit, in collaboration with the marketing units, took steps to expand the market transaction services system for corporate and retail customers. We also increased the range of functions offered by *i-Deal*, a system that allows customers to conclude foreign exchange contracts over the Internet. The Treasury Unit will continue working to fulfill all our customers' market transaction needs by providing comprehensive support services of the highest level.

Asset Liability Management and Dealing Operations

Through its asset liability management (ALM) and trading operations, the Treasury Unit strives to control market and liquidity risks while maximizing earnings. To do this, it uses an expanded array of investment techniques, including alternative investments, leading to a more diversified investment portfolio and increased arbitrage investment opportunities.

We will continue to pursue optimal capital allocation with a level of risk exposure appropriate to market conditions, with the aim of securing stable profits.



Customers
Corporate Business Offices, Branches
Treasury Unit
Planning Dept.
Planning, research
Treasury Marketing Dept.
Enhance customer convenience by improving our services
Transactions with customers
Orders
Trading Dept.
Efficient operation based on order-initiated trades and ALM hedging
Foreign exchange transactions
Derivative transactions
Bond transactions
CD, CP transactions
Trading
ALM Operations
Treasury Dept.
International Treasury Dept.
Exact ALM operations and liquidity management
Deposits
Loans
Bonds
Alternative investments
ALM (Asset Liability Management)
Fund and Bond Transactions
Inter-bank Market

Topics

Expanding Support Systems to Meet User Needs

To further increase customer convenience, SMBC periodically enhances the functions of *i-Deal*.

We are responding promptly and effectively to the diversification of our customers' needs by such means as expanding our systems for providing foreign exchange risk hedging to customers engaging in large-scale capital transactions such as M&As, and our system for promoting Asian business for Japanese clients through our offices in the ASEAN nations, Hong Kong, and Shanghai.

Diversified Investment and Efficient Use of ALM

The Treasury Unit utilizes alternative investments, in addition to derivatives linked to interest rate and foreign exchange movements, to diversify and expand its investment options, and effectively employs ALM operations in response to market movements.

SMFG SUMITOMO MITSUI FINANCIAL GROUP

www.smfg.co.jp/english/

The companies under the umbrella of Sumitomo Mitsui Financial Group (SMFG) offer diversified financial services centering on banking operations, and including leasing, securities and credit card services, and information services.

Our Mission

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

Company Name: Sumitomo Mitsui Financial Group, Inc.
Business Description:
Management of the affairs of banking subsidiaries (under the stipulations of the Banking Law) and of non-bank subsidiaries, and ancillary functions
Establishment: December 2, 2002
Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Chairman of the Board: Masayuki Oku
(Concurrent President at Sumitomo Mitsui Banking Corporation)
President: Teisuke Kitayama
(Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)
Capital Stock: ¥1,420.9 billion
Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

SMBC SUMITOMO MITSUI BANKING CORPORATION

www.smbc.co.jp/global/



Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of two leading banks, The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a holding company, under which SMBC became a wholly owned subsidiary. SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas.

As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

Company Name: Sumitomo Mitsui Banking Corporation
Business Profile: Banking
Establishment: June 6, 1996
Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
President & CEO: Masayuki Oku
Number of Employees: 16,407
Network:

Domestic:	1,464 locations*
Branches	463
(including 38 specialized deposit account branches)	
Subbranches	156
Agency	1
Offices handling nonbanking business	20
Automated service centers	824
Overseas:	36 locations
Branches	18
Subbranches	5
Representative offices	13

*Excluding the number of ATMs installed at convenience stores

Credit Ratings (as of July 31, 2007)

	Long-term	Short-term
Moody's	Aa2	P–1
S&P	A+	A–1
Fitch	A	F1
R&I	A+	a–1
JCR	A+	J–1+

■ **Consolidated**

	Billions of yen			
Year ended March 31	2007	2006	2005	2004
For the Year:				
Ordinary income	¥ 2,925.6	¥ 2,750.2	¥ 2,691.3	¥ 2,717.0
Ordinary profit (loss)	716.6	862.0	(99.7)	282.1
Net income (loss)	401.7	563.5	(278.9)	301.6
At Year-End:				
Net assets	¥ 5,412.4	¥ 3,598.2	¥ 2,633.9	¥ 2,722.1
Total assets	98,570.6	104,418.5	97,478.3	99,843.2

SUMITOMO MITSUI CARD COMPANY, LIMITED

www.smbc-card.com
(Japanese only)



As the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry, Sumitomo Mitsui Card Company, Limited enjoys the strong support of its many customers.

It also plays a major role as one of the strategic businesses of SMFG. Leveraging its strong brand image and its excellent capabilities across a wide range of card-related services, the company meets customers' credit needs through the provision of settlement and financing services.

Sumitomo Mitsui Card aims to actively contribute, through its card business, to the realization of comfortable and affluent consumer lifestyles, and make further dramatic progress as a leading brand company.

Company Name: Sumitomo Mitsui Card Company, Limited
Business Profile: Credit card services
Establishment: December 26, 1967
Head Office:
Tokyo Head Office 5-2-10, Shimbashi, Minato-ku, Tokyo
Osaka Head Office 4-5-15, Imahashi, Chuo-ku, Osaka
President & CEO: Koichi Tsukihara
Number of Employees: 1,909

Credit Ratings (as of July 31, 2007)

	Long-term	Short-term
JCR	A+	J–1+

■ **Consolidated**

	Billions of yen			
Year ended March 31	2007	2006	2005	2004
For the Year:				
Revenues from credit card operations	¥4,753.8	¥4,181.3	¥3,598.7	¥3,258.4
Operating revenue	157.6	148.2	132.1	126.3
Operating profit	14.1	25.8	23.1	18.5
At Year-End:				
Number of cardholders (in thousands)	14,951	14,067	13,462	12,758

SMBC LEASING COMPANY, LIMITED

www.smbcleasing.co.jp
(Japanese only)



SMBC Leasing Company, Limited, and its subsidiaries specialize in providing tailor-made solutions for corporate customers' large-scale capital investment needs. The company and its subsidiaries combine a broad spectrum of leasing products such as energy-saving equipment, commercial real estate properties (shops, factories and warehouses), and overseas facilities for Japanese companies expanding abroad.The company and its subsidiaries are working actively to offer auto leases and rentals, lease trusts and other services associated with leases.

SMBC Leasing is scheduled to merge with Sumisho Lease Co., Ltd. in October 2007. The new company aims to become the top leasing company in Japan in terms of both quantity and quality by leveraging the assets of the two founding companies, i.e. the customer base and know-how possessed by SMBC Leasing as a bank-affiliated leasing company; the financial solutions offered by other subsidiaries of SMFG; the customer base of trading company-affiliated Sumisho Lease; and the various value chains of Sumitomo Corporation.

Company Name: SMBC Leasing Company, Limited
Business Profile: Leasing
Establishment: September 2, 1968
Head Office:
Tokyo Head Office 3-9-4, Nishishimbashi, Minato-ku, Tokyo
Osaka Head Office 3-10-19, Minamisenba, Chuo-ku, Osaka
President & CEO: Koji Ishida
Number of Employees: 916

Credit Ratings (as of July 31, 2007)

	Long-term	Short-term
R&I	A	a-1
JCR	A+	J-1

■ **Consolidated**

	Billions of yen			
Year ended March 31	2007	2006	2005	2004
For the Year:				
Revenues from leasing operations...	¥583.6	¥615.5	¥580.0	¥555.7
Operating revenue...	630.0	619.7	589.1	553.0
Operating profit........	31.5	32.2	28.0	23.2

The Japan Research Institute, Limited

www.jri.co.jp/english/



The Japan Research Institute, Limited (JRI) is a "knowledge engineering" company that offers comprehensive high value-added services, effectively combining the three functions of information systems integrator, consultant, and think-tank.

Targeting customers in a wide range of sectors, JRI offers consulting services focusing on management innovation and IT-related issues. It also provides services such as the design and development of strategic information systems, as well as outsourcing. In addition, JRI conducts research and analysis of the Japanese and overseas economies, formulates policy recommendations, and assists in the incubation of new businesses.

In July 2006, JRI spun off part of its operations to create JRI Solutions, Limited with the aim of strengthening the provision of information technology solutions to corporate customers outside our Group. The new company will leverage the extensive fund of know-how in system development and operations amassed by JRI in its long years of service (principally to SMFG companies) to offer the very best IT solutions to a wider array of customers in the general industrial, financial, and public sectors.

Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, management consulting, economic research
Establishment: November 1, 2002
Head Office:
Tokyo Head Office 16, Ichibancho, Chiyoda-ku, Tokyo
Osaka Head Office 1-5-8, Shimmachi, Nishi-ku, Osaka
President & CEO: Yasuyuki Kimoto
Number of Employees: 2,877
(including JRI Solutions, Limited)

■ **Consolidated**

	Billions of yen			
Year ended March 31	2007*	2006	2005	2004
For the Year:				
Operating revenue...	¥111.8	¥115.8	¥111.2	¥105.1
Operating profit........	6.1	5.2	6.3	7.6

*Figures include JRI Solutions (for three months through June 30, 2006)

SMBC FRIEND SECURITIES CO., LTD.

www.smbc-friend.co.jp
(Japanese only)



SMBC Friend Securities was founded through the merger of Meiko National Securities and Sakura Friend Securities in April 2003. It later merged with Izumi Securities, an affiliate of Sumitomo Life Insurance Company, in April 2004. It became a wholly-owned subsidiary of SMFG through a share transfer in September 2006.

SMBC Friend Securities boasts one of the strongest financial bases among Japanese securities companies. Its operations are highly efficient, and it provides a full range of securities services, focused mainly on retail customers through its nationwide network of branches. Aiming to become the leading provider of high-quality retail securities services in Japan, the company precisely tailors products and services to match customers' needs.

Company Name: SMBC Friend Securities Co., Ltd.
Business Profile: Securities services
Establishment: March 2, 1948
Head Office: 7-12 Nihonbashi-Kabutocho, Chuo-ku, Tokyo
President: Katsuhiko Tamaki
Number of Employees: 1,836

■ **Consolidated**

	Billions of yen			
Year ended March 31	2007	2006	2005	2004*
For the Year:				
Operating revenue...	¥58.7	¥68.5	¥52.3	¥48.3 8.3
Operating profit........	21.2	31.0	18.0	18.8 1.6

*SMBC Friend Securities (top), Izumi Securities (bottom)

Financial Highlights

Sumitomo Mitsui Financial Group

◆ Consolidated

Year ended March 31	2007	2006	2005	2004	2003
	Millions of yen				
For the Year:					
Total income	**¥ 3,947,786**	¥ 3,803,089	¥ 3,589,871	¥ 3,669,531	¥ 3,518,293
Total expenses	**3,140,996**	2,759,726	3,698,406	3,264,636	4,109,207
Net income (loss)	**441,351**	686,841	(234,201)	330,414	(465,359)
At Year-End:					
Total net assets	**¥ 5,331,279**	¥ 4,454,399	¥ 2,775,728	¥ 3,070,942	¥ 2,424,074
Total assets	**100,858,309**	107,010,575	99,731,858	102,215,172	104,607,449
Risk-monitored loans	**1,067,386**	1,243,160	2,227,445	3,297,981	5,770,700
Reserve for possible loan losses	**889,093**	1,035,468	1,273,560	1,422,486	2,243,542
Net unrealized gains (losses) on other securities	**1,825,168**	1,373,337	696,339	575,612	(30,643)
Number of employees	**41,428**	40,681	40,683	42,014	42,996
Selected Ratios:					
Capital ratio	**11.31%**	12.39%	9.94%	11.37%	10.10%
Return on Equity	**13.07%**	33.15%	—%	31.68%	—%
Price Earnings Ratio	**18.74x**	13.72x	—x	14.71x	—x
Per Share (Yen):					
Net assets	**¥469,228.59**	¥400,168.89	¥164,821.08	¥215,454.83	¥106,577.05
Net income (loss)	**57,085.83**	94,733.62	(44,388.07)	52,314.75	(84,324.98)
Net income — diluted	**51,494.17**	75,642.93	—	35,865.20	—

Notes: 1. Net unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month. For details, please refer to page 27.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
3. From the fiscal year ended March 31, 2007, SMFG has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8).
4. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4). From this period, SMFG has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.
5. Capital ratio as of March 31, 2007 is calculated under Basel II. Capital ratio as of March 31, 2006 and before was calculated under the former method.

◆ Nonconsolidated

Year ended March 31	2007	2006	2005	2004	2003
	Millions of yen				
For the Year:					
Operating income	¥ 376,479	¥ 55,482	¥ 258,866	¥ 55,515	¥ 131,519
Dividends on investments in subsidiaries and affiliates	366,680	46,432	251,735	47,332	128,265
Operating expenses	3,641	3,196	2,644	3,044	971
Net income	363,535	73,408	252,228	50,505	124,738
At Year-End:					
Total net assets (A)	¥ 2,997,898	¥ 3,935,426	¥ 3,319,615	¥ 3,172,721	¥ 3,156,086
Total assets (B)	3,959,444	4,166,332	3,795,110	3,403,007	3,413,529
Total net assets to total assets (A) / (B)	75.72%	94.46%	87.47%	93.23%	92.46%
Capital stock	1,420,877	1,420,877	1,352,651	1,247,650	1,247,650
Number of shares issued					
Preferred stock	120,101	950,101	1,057,188	1,132,099	1,132,100
Common stock	7,733,653	7,424,172	6,273,792	5,796,010	5,796,000
Number of employees	131	124	115	97	94
Selected Ratios:					
Return on Equity	13.71%	2.38%	15.47%	1.57%	8.52%
Price Earnings Ratio	23.10x	190.16x	18.95x	207.86x	11.21x
Dividend payout ratio	15.31%	46.64%	7.81%	80.97%	15.98%
Per Share (Yen):					
Net assets	¥342,382.75	¥330,206.27	¥257,487.78	¥232,550.74	¥231,899.30
Dividends:					
Common stock	7,000	3,000	3,000	3,000	3,000
Preferred stock (Type 1)	—	10,500	10,500	10,500	10,500
Preferred stock (Type 2)	—	28,500	28,500	28,500	28,500
Preferred stock (Type 3)	—	13,700	13,700	13,700	13,700
Preferred stock (1st series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (2nd series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (3rd series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (4th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (5th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (6th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (7th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (8th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (9th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (10th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (11th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (12th series Type 4)	135,000	135,000	135,000	135,000	19,500
Preferred stock (13th series Type 4)	/	/	67,500	67,500	3,750
Preferred stock (1st series Type 6)	88,500	88,500	728	/	/
Net income	46,326.41	6,836.35	38,302.88	3,704.49	18,918.33
Net income — diluted	41,973.46	6,737.46	25,178.44	3,690.72	15,691.82

Notes: 1. All SMFG employees are on secondment assignment from SMBC etc.
2. From the fiscal year ended March 31, 2007, SMFG has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8).
3. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4). From this period, SMFG has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.

Sumitomo Mitsui Banking Corporation

◆ Consolidated

Year ended March 31	Millions of yen 2007	2006	2005	2004	2003
For the Year:					
Total income	**¥ 2,971,693**	¥ 2,789,433	¥ 2,699,202	¥ 2,843,502	¥ 3,561,843
Total expenses	**2,220,971**	1,903,374	2,875,897	2,487,197	4,104,514
Net income (loss)	**401,795**	563,584	(278,995)	301,664	(429,387)
At Year-End:					
Total net assets	**¥ 5,412,458**	¥ 3,598,294	¥ 2,633,912	¥ 2,722,161	¥ 2,142,544
Total assets	**98,570,638**	104,418,597	97,478,308	99,843,258	102,394,637
Risk-monitored loans	**1,047,566**	1,219,383	2,186,739	3,229,219	5,683,134
Reserve for possible loan losses	**860,799**	1,006,223	1,239,882	1,375,921	2,201,830
Net unrealized gains (losses) on other securities	**1,852,971**	1,337,192	678,527	568,407	(27,471)
Number of employees	**31,718**	32,918	32,868	33,895	35,523
Selected Ratios:					
Capital ratio	**12.95%**	10.77%	10.60%	10.89%	10.38%
Return on Equity	**12.95%**	30.15%	—%	25.38%	—%
Per Share (Yen):					
Net assets	**¥67,823.69**	¥41,444.83	¥23,977.62	¥25,928.02	¥15,353.34
Net income (loss)	**7,072.09**	9,864.54	(5,300.46)	5,238.85	(10,429.29)
Net income — diluted	**7,012.46**	9,827.19	—	5,231.31	—

Notes: 1. Net unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
3. From the fiscal year ended March 31, 2007, SMBC has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8).
4. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4). From this period, SMBC has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.
5. Capital ratio as of March 31, 2007 is calculated under Basel II. Capital ratio as of March 31, 2006 and before was calculated under the former method.

(Year ended March 31)
Income Summary [Nonconsolidated]



Banking profit (before provision for general reserve for possible loan losses)
Total credit cost
Gains/losses on stocks
Net income (loss)
(Billions of yen)
1,800
900
0
-900
-1,800
2003
2004
2005
2006
2007

(March 31)
Stock Holdings [Nonconsolidated]
Listed equity shares and shares traded over the counter



Acquisition costs (left scale)
Net unrealized gains/losses (right scale)
(Billions of yen)
(Billions of yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,000
1,500
1,000
500
0
-500
-1,000
2003
2004
2005
2006
2007

(March 31)
Problem Assets Based on the Financial Reconstruction Law and Problem Asset Ratio [Nonconsolidated]



Bankrupt and quasi-bankrupt assets (left scale)
Doubtful assets (left scale)
Substandard loans (left scale)
Problem asset ratio (right scale)
(Billions of yen)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
10.0
8.0
6.0
4.0
2.0
0.0
2003
2004
2005
2006
2007

Problem asset ratio = Problem assets / (Problem assets + Normal assets)

(March 31)
Capital Ratio [Consolidated]



Capital ratio (left scale)
Total capital
Tier I capital (right scale)
(%)
(Billions of yen)
13.00
12.00
11.00
10.00
9.00
10,000
8,000
6,000
4,000
2,000
0
2003
2004
2005
2006
2007

Note: Capital ratio shown above represents the capital ratio of SMFG on a consolidated basis.

◆ Nonconsolidated

Year ended March 31	Millions of yen 2007	2006	2005	2004	2003
For the Year:					
Total income	**¥ 2,492,577**	¥ 2,322,699	¥ 2,290,935	¥ 2,489,187	¥ 2,424,023
Total expenses	**1,905,648**	1,576,026	2,391,014	2,170,341	3,095,011
Net income (loss)	**315,740**	519,520	(136,854)	301,113	(478,304)
(Appendix)					
Gross banking profit (A)	**1,344,490**	1,552,033	1,522,861	1,584,127	1,760,684
Banking profit	**782,330**	810,593	1,291,972	1,000,132	875,511
Banking profit (before provision for general reserve for possible loan losses)	**740,601**	965,573	940,495	1,000,132	1,113,643
Expenses (excluding nonrecurring losses)(B)	**603,888**	586,459	582,365	583,995	647,040
At Year-End:					
Total net assets	**¥ 3,992,884**	¥ 3,634,776	¥ 2,752,735	¥ 2,870,870	¥ 2,279,223
Total assets	**91,537,228**	97,443,428	91,129,776	94,109,074	97,891,161
Deposits	**68,809,338**	68,222,167	65,591,627	63,656,771	63,524,258
Loans and bills discounted	**53,756,440**	51,857,559	50,067,586	50,810,144	57,282,365
Securities	**20,060,873**	25,202,541	23,676,696	26,592,584	23,656,385
Risk-monitored loans	**721,064**	914,173	1,735,863	2,774,889	5,169,531
Problem assets based on the Financial Reconstruction Law	**738,667**	960,095	1,824,622	2,811,234	5,261,345
Reserve for possible loan losses	**677,573**	816,437	989,121	1,250,751	2,074,797
Net unrealized gains (losses) on other securities	**1,832,891**	1,316,206	651,385	556,146	(17,857)
Trust assets and liabilities	**1,174,396**	1,305,915	777,177	429,388	166,976
Loans and bills discounted	**5,350**	7,870	9,780	10,000	35,080
Securities	**267,110**	238,205	81,840	4,645	—
Capital stock	**664,986**	664,986	664,986	559,985	559,985
Number of shares issued (in thousands)					
Preferred stock	**70**	900	900	967	967
Common stock	**56,355**	55,212	55,212	54,811	54,811
Number of employees	**16,407**	16,050	16,338	17,546	19,797
Selected Ratios:					
Capital ratio	**13.45%**	11.35%	11.32%	11.36%	10.49%
Return on Equity	**10.13%**	26.57%	—%	22.49%	—%
Dividend payout ratio	**13.89%**	63.02%	—%	79.88%	—%
Overhead ratio (B) / (A)	**44.9%**	37.8%	38.2%	36.9%	36.7%
Per Share (Yen):					
Net assets	**¥67,124.90**	¥42,105.57	¥26,129.71	¥28,641.10	¥17,846.95
Dividends:					
Common stock	**763**	5,714	683	4,177	19.17
Preferred stock (1st series Type 1)	**/**	/	/	/	10.50
Preferred stock (2nd series Type 1)	**/**	/	/	/	28.50
Preferred stock (Type 5)	**/**	/	/	/	13.70
Preferred stock (Type 1)	**/**	10,500	10,500	10,500	—
Preferred stock (Type 2)	**/**	28,500	28,500	28,500	—
Preferred stock (Type 3)	**/**	13,700	13,700	13,700	—
Preferred stock (1st series Type 6)	**88,500**	88,500	485	/	/
Net income (loss)	**5,533.69**	9,066.46	(2,718.23)	5,228.80	68,437.74
Net income — diluted	**5,487.21**	9,050.63	—	5,221.53	66,527.24

Notes: 1. Figures related to profit or loss for the year ended March 31, 2003 include the former SMBC's operating results for the period from April 1, 2002 to March 16, 2003. However, figures related to net income per share and diluted net income per share exclude the former SMBC's operating results for the same period mentioned above.
2. Please refer to page 158 for the definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law.
3. Net unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." The values of stocks are calculated using the average market prices during the final month. For details, please refer to page 31.
4. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.
5. Dividend per share for the term ended March 31, 2003 represents an interim dividend per share paid by former SMBC to SMFG.
6. From the fiscal year ended March 31, 2007, SMBC has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8).
7. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4). From this period, SMBC has applied the revised Guidance and calculated net assets per share by including net deferred gains (losses) on hedges.
8. Capital ratio as of March 31, 2007 is calculated under Basel II. Capital ratio as of March 31, 2006 and before was calculated under the former method.

Financial Review

Sumitomo Mitsui Financial Group (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The following is a summary of SMFG's consolidated financial results for the fiscal year ended March 31, 2007.

1. Operating Results

Operating results for fiscal 2006 include the results of 181 consolidated subsidiaries (125 in Japan and 56 overseas) and 62 subsidiaries and affiliates accounted for by the equity method (35 in Japan and 27 overseas).

Gross profit showed a year-on-year decrease of ¥183.9 billion to ¥1,906.1 billion. This was primarily attributable to recording of "net other operating expenses" compared to the substantial "net other operating income" of fiscal 2005 as JGBs and other bond holdings were scaled back to reduce the risk exposure of our portfolio in light of domestic and overseas interest rate trends.

After factoring in general and administrative expenses, credit cost, gains on stocks, equity in earnings (losses) of affiliates, and other relevant income items, ordinary profit came to ¥798.6 billion, a year-on-year decrease of ¥164.9 billion. This was due mainly to the fact that equity in earnings of affiliates registered a ¥136.0 billion decrease to ¥104.1 billion, although credit cost showed a decrease of ¥187.3 billion. Net income after inclusion of extraordinary gains and income taxes amounted to ¥441.3 billion, a ¥245.4 billion decrease from the previous term.

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

March 31	2007 (A)	2006 (B)	Increase (decrease) (A) – (B)
Consolidated subsidiaries	**181**	162	19
Subsidiaries and affiliates accounted for by the equity method	**62**	63	(1)

Income Summary

	Millions of yen		
Year ended March 31	2007 (A)	2006 (B)	Increase (decrease) (A) – (B)
Consolidated gross profit	**¥1,906,173**	¥2,090,149	¥(183,976)
Net interest income	**1,168,592**	1,161,607	6,985
Trust fees	**3,508**	8,631	(5,123)
Net fees and commissions	**609,185**	619,591	(10,406)
Net trading income	**125,625**	32,807	92,818
Net other operating income (expenses)	**(738)**	267,511	(268,249)
General and administrative expenses	**(888,561)**	(853,796)	(34,765)
Credit cost (A)	**(146,186)**	(333,571)	187,385
Write-off of loans	**(81,415)**	(69,355)	(12,060)
Provision for specific reserve for possible loan losses	**(77,446)**	(45,047)	(32,399)
Provision for general reserve for possible loan losses	**53,370**	(120,078)	173,448
Others	**(40,695)**	(99,091)	58,396
Net gains on stocks	**44,730**	47,119	(2,389)
Equity in earnings (losses) of affiliates	**(104,170)**	31,887	(136,057)
Net other income (expenses)	**(13,374)**	(18,233)	4,859
Ordinary profit	**798,610**	963,554	(164,944)
Extraordinary gains (losses)	**8,180**	79,807	(71,627)
Losses on impairment of fixed assets	**(30,548)**	(12,303)	(18,245)
Gains on collection of written-off claims (B)	**1,236**	31,584	(30,348)
Gains on return of securities from retirement benefits trust	**36,330**	—	36,330
Income before income taxes and minority interests	**806,790**	1,043,362	(236,572)
Income taxes:			
Current	**(87,818)**	(69,818)	(18,000)
Deferred	**(218,770)**	(226,901)	8,131
Minority interests in net income	**(58,850)**	(59,800)	950
Net income	**¥ 441,351**	¥ 686,841	¥(245,490)
Total credit cost (A) + (B)	**¥ (144,950)**	¥ (301,987)	¥ 157,037
[Reference]			
Consolidated banking profit (Billions of yen)	**¥ 924.2**	¥ 1,225.4	¥ (301.2)

Notes: 1. Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fees and commissions (income) – Fees and commissions (expenses)) + (Trading profits – Trading losses) + (Other operating income – Other operating expenses)
2. Consolidated banking profit = SMBC's nonconsolidated banking profit (before provision for general reserve for possible loan losses) + SMFG's ordinary profit + Other subsidiaries' ordinary profit (excluding nonrecurring factors) + Equity method affiliates' ordinary profit x Ownership ratio – Internal transactions (dividends, etc.)

Deposits (excluding negotiable certificates of deposit) as of March 31, 2007, stood at ¥72,156.2 billion, a ¥1,322.0 billion increase compared with the previous fiscal year-end. Negotiable certificates of deposit stood at ¥2,589.2 billion, a decrease of ¥119.4 billion over the same period. Loans and bills discounted increased ¥1,422.1 billion to ¥58,689.3 billion, while securities decreased ¥4,968.3 billion to ¥20,537.5 billion.

Net assets as of the term-end came to ¥5,331.2 billion. Of this sum, stockholders' equity amounted to ¥2,741.6 billion, the combined total of consolidated net income and purchase and retirement of treasury shares following the repayment of public funds.

Assets, Liabilities and Net assets

	Millions of yen		
March 31	2007 (A)	2006 (B)	Increase (decrease) (A) – (B)
Assets	**¥100,858,309**	¥107,010,575	¥(6,152,266)
Securities	**20,537,500**	25,505,861	(4,968,361)
Loans and bills discounted	**58,689,322**	57,267,203	1,422,119
Liabilities	**95,527,029**	101,443,151	(5,916,122)
Deposits	**72,156,224**	70,834,125	1,322,099
Negotiable certificates of deposit	**2,589,217**	2,708,643	(119,426)
Minority interests	**—**	1,113,025	(1,113,025)
Net assets	**5,331,279**	4,454,399	876,880

Note: From March 31, 2007, SMFG has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8). Minority interests are included in net assets with an application of these standards.

2. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of March 31, 2007 amounted to ¥1,812.4 billion, which is an increase of ¥469.6 billion from the previous fiscal year-end. Net unrealized gains on other securities including "other money held in trust," changes in which are directly credited to net assets, increased by ¥451.9 billion over the same period, to ¥1,825.4 billion due mainly to an increase in unrealized gains on stocks and a decrease in unrealized losses on bonds.

Unrealized Gains (Losses) on Securities

	Millions of yen						
	2007				2006		
March 31	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (13,065)**	**¥ 17,716**	**¥ 200**	**¥ 13,266**	¥ (30,781)	¥ 580	¥ 31,361
Other securities	**1,825,168**	**451,831**	**2,032,120**	**206,952**	1,373,337	1,771,170	397,833
Stocks	**1,972,647**	**269,957**	**1,987,337**	**14,689**	1,702,690	1,722,129	19,438
Bonds	**(157,367)**	**139,866**	**1,805**	**159,173**	(297,233)	988	298,222
Others	**9,888**	**42,008**	**42,977**	**33,089**	(32,120)	48,052	80,172
Other money held in trust	**322**	**113**	**322**	**—**	209	209	—
Total	**1,812,424**	**469,659**	**2,032,643**	**220,218**	1,342,765	1,771,960	429,195
Stocks	**1,972,647**	**269,957**	**1,987,337**	**14,689**	1,702,690	1,722,129	19,438
Bonds	**(170,613)**	**157,675**	**1,825**	**172,439**	(328,288)	1,294	329,583
Others	**10,391**	**42,027**	**43,480**	**33,089**	(31,636)	48,535	80,172

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit bought in "Deposits with banks" and beneficiary claims on loan trust in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks are mainly calculated using the average market price during the final month of the respective reporting period. The rest of the securities are valuated at the market price as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
"Unrealized gains (losses) on other securities" as of March 31, 2006 include losses of ¥3,193 million that were recognized in the income statement by applying fair value hedge accounting, which are included in the amount to be directly included in stockholders' equity.

3. Consolidated Capital Ratio

SMFG's consolidated capital ratio as of March 31, 2007 was 11.31%. (Please refer to "Capital Ratio Information" section on page 123 for more information.)

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥6,852.7 billion.

Meanwhile, risk-adjusted assets, the denominator in the equation, amounted to ¥60,540.3 billion. Capital ratio as of March 31, 2007 was calculated under Basel II. Capital ratio as of March 31, 2006 was calculated under the former method.

Consolidated Capital Ratio

	Millions of yen	
March 31	2007	2006
Tier I capital	**¥ 3,903,257**	¥ 4,645,905
Tier II capital included as qualifying capital	**3,640,226**	4,067,736
Deductions	**(690,759)**	(619,279)
Total capital	**6,852,723**	8,094,361
Risk-adjusted assets	**60,540,346**	65,322,349
Consolidated capital ratio	**11.31%**	12.39%

4. Dividend Policy

Given the public nature of its business, SMFG subscribes to a fundamental policy of increasing dividends stably and continuously through a sustainable growth in corporate value, while enhancing the Group's capital to maintain a sound financial position. It is aiming for a payout ratio of over 20% on a consolidated net income basis for the fiscal year ending March 31, 2010, the final year of its medium-term management plan, "LEAD THE VALUE" Plan.

SMFG's basic policy is to make dividend payments twice a year in the form of interim and term-end dividends. The term-end dividend is approved at the annual general meeting of shareholders. As for the interim dividend, it is stated in the Articles of Incorporation of SMFG that the interim dividend payment shall be determined by resolution of a meeting of the Board of Directors, with September 30 of each year as the record date.

Based on the above mentioned policy, SMFG decided to pay a term-end dividend of ¥7,000 per share of common stock for the fiscal year ended March 31, 2007, a year-on-year increase of ¥4,000. Annual dividends on preferred stocks were paid in the predetermined amounts for each category of preferred stock. SMFG did not pay an interim dividend for the reporting period, taking into account the need for a sufficient amount of retained earnings.

SMFG will use retained earnings to implement strategic initiatives centered on strengthening targeted growth business areas and fortifying the Group's platform for supporting sustainable growth, with the aim of raising its corporate value.

5. Deferred Tax Assets

Net deferred tax assets, which represent deferred tax assets after deduction of deferred tax liabilities, decreased by ¥165.8 billion from the previous fiscal year-end, to stand at ¥836.2 billion. This decline was mainly attributable to the posting of an income before income taxes.

SMFG has been adopting a conservative stance on the recognition of deferred tax assets in consideration of the need to secure a sound financial position.

Deferred Tax Assets

	Millions of yen		
March 31	2007 (A)	2006 (B)	Increase (decrease) (A) – (B)
Net deferred tax assets	**¥836,270**	¥1,002,125	¥(165,855)
Net deferred tax assets / Tier I capital × 100	**21.4%**	21.6%	(0.2)%

Sumitomo Mitsui Banking Corporation (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

The following is a summary of SMBC's nonconsolidated financial results for the fiscal year ended March 31, 2007.

1. Operating Results

Banking profit (before provision for general reserve for possible loan losses) for fiscal 2006 decreased ¥224.9 billion to ¥740.6 billion year on year, as a result of a ¥207.5 billion decrease in gross banking profit to ¥1,344.4 billion, and a ¥17.4 billion increase in expenses (excluding nonrecurring losses) to ¥603.8 billion.

Ordinary profit, calculated by adjusting banking profit (before provision for general reserve for possible loan losses) for nonrecurring items such as total credit cost and gains on stocks, amounted to ¥573.3 billion, a ¥147.6 billion decrease year on year.

After adjusting ordinary profit for extraordinary gains (losses) and income taxes, net income was ¥315.7 billion, a year-on-year decrease of ¥203.7 billion.

2. Income Analysis

Gross Banking Profit

Gross banking profit for fiscal 2006 decreased ¥207.5 billion year on year, to ¥1,344.4 billion. This was primarily attributable to recording of "net other operating expenses" compared to the substantial "net other operating income" of fiscal 2005 as JGBs and other bond holdings were scaled back to reduce the risk exposure of our portfolio in light of domestic and overseas interest rate trends. In addition, profits fell in the Treasury Unit due to a decline in yen-denominated banking transactions and trading profits in line with its scaling back of positions and reduction in interest-rate spreads.

Expenses

Expenses (excluding nonrecurring losses) increased ¥17.4 billion year on year, to ¥603.8 billion. This increase is mainly attributable to higher expenses incurred in enhancing its marketing channels to improve customer satisfaction, as well as aggressive investment in priority business fields such as loans to small and medium-sized corporations, which more than offset SMBC's continued efforts to cut costs in existing operations through rationalization of administrative systems.

Banking Profit

Banking profit (before provision for general reserve for possible loan losses) decreased ¥224.9 billion year on year, to ¥740.6 billion.

Banking Profit

	Millions of yen		
Year ended March 31	2007 (A)	2006 (B)	Increase (decrease) (A) – (B)
Gross banking profit	**¥1,344,490**	¥1,552,033	¥(207,543)
[Gross domestic banking profit]	**[1,149,941]**	[1,266,488]	[(116,547)]
[Gross international banking profit]	**[194,548]**	[285,545]	[(90,997)]
Net interest income	**937,452**	954,544	(17,092)
Trust fees	**3,482**	8,626	(5,144)
Net fees and commissions	**353,416**	366,675	(13,259)
Net trading income	**101,620**	11,937	89,683
Net other operating income (expenses)	**(51,482)**	210,248	(261,730)
[Gross banking profit (excluding gains (losses) on bonds)]	**[1,456,903]**	[1,562,354]	[(105,451)]
Expenses (excluding nonrecurring losses)	**(603,888)**	(586,459)	(17,429)
Personnel expenses	**(190,630)**	(192,359)	1,729
Nonpersonnel expenses	**(378,240)**	(360,720)	(17,520)
Taxes	**(35,017)**	(33,379)	(1,638)
Banking profit (before provision for general reserve for possible loan losses)	**740,601**	965,573	(224,972)
[Banking profit (before provision for general reserve for possible loan losses and gains (losses) on bonds)]	**[853,015]**	[975,894]	[(122,879)]
Provision for general reserve for possible loan losses	**41,728**	(154,980)	196,708
Banking profit	**782,330**	810,593	(28,263)

<Reference>

Banking Profit by Business Unit

	Billions of yen						
Year ended March 31, 2007	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	Total
Banking profit (before provision for general reserve for possible loan losses)	¥161.5	¥420.1	¥158.3	¥74.7	¥ 34.0	¥(108.0)	¥740.6
Year-on-year increase (decrease)	(9.9)	(82.8)	(12.0)	6.1	(167.8)	41.4	(225.0)

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" consists of (1) financing costs on preferred securities and subordinated debt, (2) profit earned on investing the Bank's own capital, and (3) adjustment of inter-unit transactions, etc.

Nonrecurring Losses (Credit Cost, etc.)

Nonrecurring losses amounted to ¥209.0 billion, a year-on-year increase of ¥119.3 billion. This is mainly attributable to a provision for reserve for possible losses on investments made for affiliates, resulting in a loss of ¥88.4 billion in "others" under nonrecurring losses, a ¥79.8 billion increase in loss over the previous year.

Total credit cost, which is the combined total of credit cost of ¥131.6 billion recorded under "Nonrecurring gains (losses)," provision for general reserve for possible loan losses, and gains on collection of written-off claims, was ¥89.4 billion, a year-on-year decrease of ¥141.4 billion. This decline is mainly attributable to progress in corporate rehabilitation programs and decreases in provision ratios from improvements in loan asset quality.

Ordinary Profit

As a result of the foregoing, ordinary profit totaled ¥573.3 billion, a decrease of ¥147.6 billion from the previous term.

Extraordinary Gains

Net extraordinary gains amounted to ¥13.6 billion, a year-on-year decrease of ¥12.1 billion.

Net Income

Current income taxes amounted to ¥16.5 billion, and deferred income taxes amounted to ¥254.6 billion. As a result, net income decreased ¥203.7 billion to ¥315.7 billion year on year.

Ordinary Profit and Net Income

	Millions of yen		
Year ended March 31	2007 (A)	2006 (B)	Increase (decrease) (A) – (B)
Banking profit (before provision for general reserve for possible loan losses)	**¥740,601**	¥ 965,573	¥(224,972)
Provision for general reserve for possible loan losses (A)	**41,728**	(154,980)	196,708
Banking profit	**782,330**	810,593	(28,263)
Nonrecurring gains (losses)	**(209,017)**	(89,659)	(119,358)
Credit cost (B)	**(131,676)**	(106,560)	(25,116)
Net gains on stocks	**11,098**	25,460	(14,362)
Gains on sale of stocks	**50,204**	70,085	(19,881)
Losses on sale of stocks	**(546)**	(13,367)	12,821
Losses on devaluation of stocks	**(38,559)**	(31,257)	(7,302)
Others	**(88,439)**	(8,559)	(79,880)
Ordinary profit	**573,313**	720,933	(147,620)
Extraordinary gains	**13,615**	25,739	(12,124)
Gains on disposal of premises and equipment	**—**	1,457	(1,457)
Losses on disposal of fixed assets	**(1,680)**	—	(1,680)
Losses on impairment of fixed assets	**(3,680)**	(6,300)	2,620
Gains on collection of written-off claims (C)	**455**	30,605	(30,150)
Gains on return of securities from retirement benefits trust	**36,330**	—	36,330
Losses on liquidation of subsidiary	**(17,809)**	—	(17,809)
Income taxes:			
Current	**(16,507)**	(13,512)	(2,995)
Deferred	**(254,680)**	(213,639)	(41,041)
Net income	**¥315,740**	¥ 519,520	¥(203,780)
Total credit cost (A) + (B) + (C)	**¥ (89,491)**	¥(230,935)	¥ 141,444
Provision for general reserve for possible loan losses	**41,728**	(154,980)	196,708
Write-off of loans	**(50,468)**	(12,650)	(37,818)
Provision for specific reserve for possible loan losses	**(44,358)**	(15,825)	(28,533)
Losses on sales of delinquent loans	**(37,262)**	(79,659)	42,397
Provision for loan loss reserve for specific overseas countries	**412**	1,575	(1,163)
Gains on collection of written-off claims	**455**	30,605	(30,150)

3. Assets, Liabilities and Net Assets

Assets

SMBC's total assets as of March 31, 2007 stood at ¥91,537.2 billion on a nonconsolidated basis, a ¥5,906.2 billion decrease compared with the previous fiscal year-end. Factors behind this decrease in total assets include 1) a rise in the term-end balance of loans of ¥1,898.8 billion compared with the previous term-end, due to an increase in overseas lending to companies with high credit ratings and overseas project finance; 2) a decrease in the value of SMBC's securities holdings of ¥5,141.6 billion, as a result of reducing its risk exposure by scaling back bond portfolio in light of interest-rate trends inside and outside Japan.

Liabilities

Liabilities as of March 31, 2007 decreased ¥6,264.3 billion to ¥87,544.3 billion from the previous fiscal year-end. This was the result of an increase of ¥1,164.2 billion in deposits, mainly overseas, which was offset by a decrease in fund procurement due to the decrease in assets.

Net Assets

Net assets as of the term-end came to ¥3,992.8 billion. Of this sum, stockholders' equity amounted to ¥2,793.5 billion, the combined total of capital stock of ¥664.9 billion, capital reserve of ¥1,367.5 billion (including "other capital reserve" of ¥702.5 billion), and retained earnings of ¥761.0 billion.

Valuation and translation adjustments amounted to ¥1,199.3 billion — ¥1,259.8 billion in net unrealized gains on other securities, ¥84.7 billion in net deferred losses on hedges, and ¥24.2 billion in land revaluation excess.

Assets, Liabilities and Net Assets

	Millions of yen		
March 31	2007 (A)	2006 (B)	Increase (decrease) (A) – (B)
Assets	**¥91,537,228**	¥97,443,428	¥(5,906,200)
Securities	**20,060,873**	25,202,541	(5,141,668)
Loans and bills discounted	**53,756,440**	51,857,559	1,898,881
Liabilities	**87,544,344**	93,808,652	(6,264,308)
Deposits	**66,235,002**	65,070,784	1,164,218
Negotiable certificates of deposit	**2,574,335**	3,151,382	(577,047)
Net Assets	**3,992,884**	3,634,776	358,108

Note: From March 31, 2007, SMBC has applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8). Minority interests are included in net assets with an application of these standards.

4. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of March 31, 2007 amounted to ¥1,828.1 billion, which is an increase of ¥274.8 billion from the previous fiscal year-end. Net unrealized gains on other securities including "other money held in trust," changes in which are directly credited to net assets, increased by ¥516.7 billion over the same period, to ¥1,833.2 billion. The increase in unrealized gains on other securities resulted mainly from an increase in unrealized gains on stocks and a decrease in unrealized losses on bonds.

Unrealized Gains (Losses) on Securities

	Millions of yen						
	2007				2006		
March 31	Net unrealized gains (losses)(A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses)(B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (13,064)**	**¥ 17,718**	**¥ 200**	**¥ 13,265**	¥ (30,782)	¥ 577	¥ 31,359
Stocks of subsidiaries and affiliates	**7,958**	**(259,617)**	**85,505**	**77,547**	267,575	270,285	2,710
Other securities	**1,832,891**	**516,685**	**2,028,694**	**195,802**	1,316,206	1,695,589	379,383
Stocks	**1,978,749**	**346,345**	**1,990,476**	**11,727**	1,632,404	1,649,881	17,476
Bonds	**(151,444)**	**130,810**	**748**	**152,193**	(282,254)	727	282,981
Others	**5,587**	**39,530**	**37,469**	**31,882**	(33,943)	44,980	78,924
Other money held in trust	**322**	**113**	**322**	**—**	209	209	—
Total	**1,828,107**	**274,899**	**2,114,723**	**286,615**	1,553,208	1,966,661	413,453
Stocks	**1,986,707**	**86,728**	**2,075,981**	**89,274**	1,899,979	1,920,166	20,186
Bonds	**(164,690)**	**148,617**	**768**	**165,458**	(313,307)	1,033	314,341
Others	**6,090**	**39,553**	**37,972**	**31,882**	(33,463)	45,460	78,924

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Cash and due from banks" & "Deposits with banks" and beneficiary claims on loan trust and commodity investment trust in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using the average market price during the final month of the interim period. The rest of the securities are valuated at the market price as of the balance sheet date.
3. "Other securities" and "Other money held in trust" are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
"Net unrealized gains on other securities" as of March 31, 2006 include losses of ¥3,193 million that were recognized in the income statement by applying fair value hedge accounting, which are included in the amount to be directly included in stockholders' equity.

Current Status of Problem Assets

SMBC continued to take measures in fiscal 2006 to further reinforce its financial soundness with the aim of achieving sustainable growth. In fiscal 2006, improvements in asset quality reduced the total credit cost to ¥89.5 billion, which was ¥141.4 billion less than in fiscal 2005.

As of the end of March 2007, the balance of non-performing loans (NPLs)—referred to as "problem assets" under the Financial Reconstruction Law—stood at ¥738.7 billion, and the NPL ratio (the ratio of problem assets to total assets) was 1.2%. We will continue to leverage the know-how we have accumulated in the course of implementing NPL workouts to actively develop business opportunities in corporate revitalization support services and new business areas.

I. Self-Assessment, Write-Offs, and Provisions

1. Self-Assessment

SMBC conducts rigorous self-assessment of asset quality using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade criteria are consistent with the categories used in self-assessment.

At the same time, self-assessment is a preparatory task for ensuring SMBC's asset quality and calculating the appropriate level of write-offs and provisions. Each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account such factors as collateral and guarantees. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries carry out self-assessment in substantially the same manner.

Borrower Categories, Defined

Normal Borrowers	Borrowers with good earnings performances and no significant financial problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined

Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of uncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

2. Asset Write-Offs and Provisions

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on the account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra-asset account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect write-offs is generally known as provision for the reserve for possible loan losses.

SMBC's write-off and provision criteria for each self-assessment borrower category are shown in the table below. As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries use substantially the same standards as SMBC for write-offs and provisions.

Self-Assessment Borrower Categories	Standards for Write-Offs and Provisions
Normal Borrowers	Expected loss amount for the next 12 months is calculated for each grade based on the grade's historical bankruptcy rate, and the total amount is recorded as "provision for the general reserve for possible loan losses."
Borrowers Requiring Caution	These assets are divided into groups according to the level of default risk. Amounts are recorded as provisions for the general reserve in proportion to the expected losses based on the historical bankruptcy rate of each group. The groups are "claims on Substandard Borrowers" and "claims on other Borrowers Requiring Caution." The latter group is further subdivided according to the borrower's financial position, credit situation and other factors. Further, when cash flows can be estimated reasonably accurately, the discount cash flow (DCF) method is applied mainly to large claims for calculating the provision amount.
Potentially Bankrupt Borrowers	A provision for the specific reserve for possible loan losses is made for the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee or other means. Further, when cash flows can be estimated reasonably accurately, the DCF method is applied mainly to large claims for calculating the provision amount.
Effectively Bankrupt/ Bankrupt Borrowers	Classification III asset and Classification IV asset amounts for each borrower are calculated, and the full amount of Classification IV assets (deemed to be uncollectible or of no value) is written off in principle and provision for the specific reserve is made for the full amount of Classification III assets.

Notes		
	General reserve	Provisions made in accordance with general inherent default risk of loans, unrelated to specific individual loans or other claims
	Specific reserve	Provisions made for claims that have been found uncollectable in part or in total (individually evaluated claims)

Discounted Cash Flow Method

SMBC uses the discounted cash flow (DFC) method to calculate the provision amounts for large claims on Substandard Borrowers and Potentially Bankrupt Borrowers when the cash flow from repayment of principal and interest received can be estimated reasonably accurately. SMBC then makes provisions equivalent to the excess of the book value of the claims over the said cash inflow discounted by the initial contractual interest rate or the effective interest rate at the time of origination.

One of the major advantages of the DCF method over conventional methods of calculating the provision amount is that it enables effective evaluation of each individual borrower. However, as the provision amount depends on the future cash flow estimated on the basis of the borrower's business reconstruction plan and DCF formula input values, such as the discount rate and the probability of the borrower going into bankruptcy, SMBC makes every effort to utilize up-to-date and correct data to realize the most accurate estimates possible.

II. Credit Cost

Credit cost, in the case of provisioning, is the total amount of provisions newly made, and in the case of write-offs, it is the amount of provision already made deducted from the uncollectible amount. The credit cost for fiscal 2006 is shown in the table below.

■ Credit Cost (SMBC Nonconsolidated; year ended March 31, 2007)

(Billions of yen)

Credit cost	¥ 89.5
Provision for general reserve for possible loan losses	(41.7)
Write-off of loans	50.5
Provision for specific reserve for possible loan losses	44.4
Losses on sale of loans	37.3
Provision for loan loss reserve for specific overseas countries	(0.5)
Gains on collection of written-off claims	(0.5)
Reserve for possible loan losses	¥677.5
Amount of direct reduction	¥298.3

■ Credit Cost (SMFG Consolidated; year ended March 31, 2007)

(Billions of yen)

Total credit cost	¥145.0
Reserve for possible loan losses	¥889.1
Amount of direct reduction	¥490.1

Note: Gains on collection of written-off claims are included in total credit cost. Bracketed amount indicates gains.

■ Reserve for Possible Loan Losses (March 31, 2007)

(Billions of yen)

	SMBC (Nonconsolidated)	SMFG (Consolidated)
Reserve for possible loan losses	¥677.5	¥889.1
General reserve	530.8	683.6
Specific reserve	144.8	203.6
Loan loss reserve for specific overseas countries	1.9	1.9
Amount of direct reduction	¥298.3	¥490.1

III. Disclosure of Problem Assets and Off-Balancing

1. Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed in accordance with the Banking Law (in which they are referred to as "risk-monitored loans") and the Financial Reconstruction Law (where they are referred to as "problem assets"). Problem assets are classified based on the borrower categories assigned during self-assessment. The following tables explain the asset classification stipulated by the Financial Reconstruction Law and the differences between risk-monitored loans and problem assets.The disclosure of risk-monitored loans under the Banking Law corresponds exactly to the disclosure of problem assets based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, import and export, accrued interest, suspense payments, customers' liabilities for acceptances and guarantees, and bank-guaranteed bonds sold through private placements, none of which are subject to disclosure.

Since overdue interest from borrowers classified under self-assessment as Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers is, as a rule, not recognized as accrued interest, the amount is not included in the problem assets disclosed on the basis of the Financial Reconstruction Law.

Classification of Problem Assets Based on the Financial Reconstruction Law	
Bankrupt and quasi-bankrupt assets	This category is defined as the sum of claims on Bankrupt Borrowers and Effectively Bankrupt Borrowers under self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Doubtful assets	This category is defined as claims on Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Substandard loans	This category is defined as claims on Borrowers Requiring Caution under self-assessment. This category comprises past due loans (three months or more) and restructured loans.
Normal assets	This category is defined as the term-end sum of loans, securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans



Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Risk-monitored loans
Total loans
Other assets
Total loans
Other assets
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Potentially Bankrupt Borrowers
Borrowers Requiring Caution
Normal Borrowers
Bankrupt and quasi-bankrupt assets
Doubtful assets
Substandard loans
(Normal assets)
Bankrupt loans
Non-accrual loans
Past due loans (3 months or more)
Restructured loans
©
Ⓐ
Ⓑ
©

2. Problem Asset Disclosure Amounts

The amounts of problem assets (as defined in the Financial Reconstruction Law) and risk-monitored loans, as of March 31, 2007, are as follows. The balance of problem assets held by SMBC as of the end of March 2007 was ¥738.7 billion, a decline of ¥221.4 billion compared with the ¥960.1 billion recorded at the previous term-end. The NPL ratio improved by 0.5 percentage point from the end of fiscal 2005, to 1.2%. We will continue working to prevent the reoccurrence of further NPL problems through support for corporate revitalization and by helping our customers to upgrade their borrower categories. In parallel with these initiatives, we will continue taking proactive measures to further enhance the soundness of the bank's credit portfolio.

■ Problem Assets Based on the Financial Reconstruction Law (March 31, 2007)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2006	SMFG (Consolidated)
Bankrupt and quasi-bankrupt assets	¥ 108.9	¥ (55.6)	¥ 193.8
Doubtful assets	300.1	(173.3)	384.8
Substandard loans	329.7	7.5	506.0
Subtotal	¥ 738.7	¥ (221.4)	¥ 1,084.6
Normal assets	60,542.2	4,557.3	64,815.6
Total	¥61,280.9	¥4,335.9	¥65,900.2
Amount of direct reduction	¥ 298.3		¥ 490.1

Note: From fiscal 2006, SMBC has included bank-guaranteed bonds sold through private placements (SMBC guarantees all or part of the principal repayment and interest payment) among the items subject to disclosure as problem assets under the Financial Reconstruction Law.

■ Risk-Monitored Loans (March 31, 2007)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2006	SMFG (Consolidated)
Bankrupt loans	¥ 33.8	¥ (7.1)	¥ 60.7
Non-accrual loans	357.6	(193.5)	507.3
Past due loans (3 months or more)	20.6	(2.9)	22.0
Restructured loans	309.1	10.4	477.4
Total	¥721.1	¥(193.1)	¥1,067.4
Amount of direct reduction	¥266.9		¥ 430.3

■ Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (SMBC Nonconsolidated; March 31, 2007)

(Billions of yen)

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets (1) ¥108.9	Portion of claims secured by collateral or guarantees, etc. (5) ¥97.3		Fully reserved ¥11.6	Direct write-offs (Note 1)	Specific reserve ¥15.7 (Note 2)	100% (Note 3)
Potentially Bankrupt Borrowers	Doubtful assets (2) ¥300.1	Portion of claims secured by collateral or guarantees, etc. (6) ¥138.7		Necessary amount reserved ¥161.4		Specific reserve ¥129.1 (Note 2)	80.0% (Note 3)
Borrowers Requiring Caution	Substandard loans (3) ¥329.7 (Claims to substandard borrowers)	Portion of substandard loans secured by collateral or guarantees, etc. (7) ¥107.0				General reserve: General reserve for substandard loans ¥98.9	44.9% (Note 3); 18.5% (Note 3)
		Claims to borrowers requiring caution, excluding claims to substandard borrowers					6.5% [12.7%] (Note 4)
Normal Borrowers	Normal assets ¥60,542.2	Claims to normal borrowers				General reserve ¥530.8	0.3% (Note 4)
				Loan loss reserve for specific overseas countries		¥1.9	

Total (4) ¥61,280.9	NPL ratio (A) / (4) 1.2% (Note 5)	
	Total reserve for possible loan losses	¥677.5
	(B) Specific reserve + General reserve for substandard loans	¥243.7
(A) = (1) + (2) + (3) ¥738.7	Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7) ¥343.0	Unsecured portion (D) = (A) − (C) ¥395.7
Reserve ratio (B) / (D) 61.6% (Note 6)		
Coverage ratio {(B) + (C)} / (A)		79.4%

Notes: 1. Includes amount of direct reduction totaling ¥298.3 billion.

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥4.1 billion; Potentially Bankrupt Borrowers: ¥11.9 billion)
3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.
4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.
5. Ratio of problem assets to total assets subject to Financial Reconstruction Law
6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans − Portion secured by collateral or guarantees, etc.)

3. Off-Balancing Problem Assets

The off-balancing (also known as "final disposal") of problem assets refers to the removal of such assets from the bank's balance sheet by way of sale, direct write-off or other means. SMBC off-balanced ¥586.5 billion in problem assets during the year under review.

■ Breakdown of Off-Balancing (SMBC Nonconsolidated; March 31, 2007)

(Billions of yen)

	March 31, 2005 ①	Fiscal 2005 New occurrences	Fiscal 2005 Off-balanced	March 31, 2006 ②	Fiscal 2006 New occurrences	Fiscal 2006 Off-balanced	March 31, 2007 ③
Bankrupt and quasi-bankrupt assets	¥ 448.3	¥ 70.5	¥ (354.3)	¥ 164.5	¥ 56.8	¥(112.4)	¥ 108.9
Doubtful assets	924.4	481.8	(932.8)	473.4	300.8	(474.1)	300.1
Total	¥1,372.7	¥552.3	¥(1,287.1)	¥ 637.9	¥357.6	¥(586.5)	¥ 409.0
				Increase/Decrease (②−①)			Increase/Decrease (③−②)
Bankrupt and quasi-bankrupt assets				¥(283.8)			¥ (55.6)
Doubtful assets				(451.0)			(173.3)
Total				¥(734.8)			¥(228.9)

Note: The figures shown in the above table under "new occurrences" and "off-balanced" are simple additions of the figures for the first and second halves of the two periods reviewed. Amounts of ¥231.4 billion for fiscal 2005 and ¥78.8 billion in fiscal 2006, recognized as "new occurrences" in the first halves of the terms, were included in the amounts off-balanced in the respective second halves.

Basic Principles

Financial and economic deregulation, globalization, and advances in IT are generating new business opportunities for financial institutions. The risks accompanying these new business opportunities are not only increasing in number but also growing in diversity and complexity. Accordingly, identifying, measuring, and controlling risks have never been more important in the management of a financial holding company.

SMFG has encapsulated the basic principles to be employed in risk management in the manual entitled *Regulations on Risk Management*. In the manual, we have specified the basic policies for risk management: 1) Set forth SMFG's Groupwide basic policies for risk management after specifying the categories of risk to which these policies apply; 2) Provide all necessary guidance to Group companies to enable them to follow the basic risk management policies set forth by SMFG and set up their own appropriate risk management systems; 3) Monitor the implementation of risk management by all Group companies to ensure that their practices meet the relevant standards.

Types of Risk, and Risk Management System

At SMFG, we classify risk into the following categories: (1) credit risk, (2) market risk, (3) liquidity risk and (4) operational risk (including processing risk and systems risk). In addition, we provide individually tailored guidance to help Group companies identify categories of risk that need to be addressed. Risk categories are constantly reviewed, and new categories may be added in response to changes in the operating environment. The Corporate Risk Management Department works with the Corporate Planning Department to comprehensively and systematically manage all these categories of risk across the entire Group.

Top management plays an active role in determining SMFG's Groupwide basic policies for risk management. The system works as follows: The basic policies for risk management are determined by the Management Committee before being authorized by the Board. The Management Committee, the designated Board members, and the relevant risk management departments perform risk management according to the basic policies.

Risk management systems are in place at the individual Group companies in accordance with SMFG's Groupwide basic policies for risk management. For example, at SMBC, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to risks associated with settlement. Each risk category is managed taking into account the particular characteristics of that category. In addition, the Corporate Risk Management Department—independent of the operating units—comprehensively and systematically manages all categories of risk in cooperation with the Corporate Planning Department.

Furthermore, under our system top management plays an active role in the drafting of basic policies of risk management. The decision-making process for addressing credit, market and liquidity risks at the operating level is strengthened by the Credit Risk Management Committee and the Market Risk Management Committee, which are subcommittees of the Management Committee. The Management Committee is also attended by the relevant department heads.

■ **SMFG's Risk Management System**



SMFG
Board of Directors
Corporate Auditors
Management Committee
Independent Auditors
Designated Board Members
Audit Dept.
Corporate-Wide Risk Management
Credit Risk
Market Risk
Liquidity Risk
Corporate Risk Management Dept.
Corporate Planning Dept./Corporate Risk Management Dept.
Operational Risk
Processing Risk
Systems Risk
General Affairs Dept.
IT Planning Dept.
Guidance for drafting of basic policies
Monitoring
Report
SMBC
Sumitomo Mitsui Card
SMBC Leasing
JRI
SMBC Friend Securities
Board of Directors
Corporate Auditors
Management Committee
Market Risk Management Committee
Credit Risk Management Committee
Independent Auditors
Designated Board Members
Board Member in Charge of Corporate Risk Management Dept.
Board Member in Charge of Credit & Investment Planning Dept.
Internal Audit Unit
Bank-Wide Risk Management
Corporate Planning Dept./Corporate Risk Management Dept.
Credit Risk
Market Risk
Liquidity Risk
Processing Risk
Systems Risk
Operational Risk
Other Risks
Settlement Risk
Credit & Investment Planning
Corporate Risk Management Dept.
Operations Planning Dept.
IT Planning Dept.
General Affairs Dept.
Other Departments

Risk Management Methods

SMFG's Groupwide basic policies for risk management stipulate the basic risk management regulations that must be followed, and spell out risk management procedures from various perspectives. These include managing risk on a consolidated accounting basis, managing risk using quantification methods, ensuring consistency with business strategies, setting up a system of checks and balances, contingency planning for emergencies and serious situations, and verifying preparedness to handle all conceivable risk situations. In addition, there are specific operational policies for implementing appropriate management of risk by all Group companies.

Under SMFG's Groupwide basic policies for risk management, all Group companies periodically carry out reviews of the basic management policies for each risk category, or whenever deemed necessary, thus ensuring that the policies followed at any time are the most appropriate. The management of SMFG constantly monitors the conduct of risk management at Group companies, providing guidance when necessary.

Furthermore, in order to maintain a balance between risk and return as well as ensure the soundness of the Group from an overall perspective, we employ the risk capital-based management method, which allocates capital effectively to each department according to its role in our business strategies to keep total exposure to credit, market, and operational risks within the scope of our management resources, i.e., capital.

In the case of SMBC, for example, sufficient capital is allocated to cover the bank's exposure to credit, market, and operational risks. In the credit and market risk categories, in particular, the maximum risk capital that SMBC can use during a period is set as the risk capital limit within this limit to manage these risks. Liquidity risk is managed within the context of maximum limits set for asset liability management (ALM) and the funding gap. Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.

■ Relationship between Risk Management Framework and Risk Category at SMBC


Framework
Risk Category
Credit Risk
Risk Capital-Based Management
Market Risk
Banking Risk/Trading Risk
Strategic Equity Investment Risk
Other Market-Related Risks
Operational Risk
Processing Risk
Systems Risk
ALM/ Funding Gap
Liquidity Risk
Management by Risk Type
Other Risks (Settlement Risk and Others)

Implementation of Basel II

The Basel Capital Accord, an international agreement for ensuring the soundness of banks through adherence to BIS capital adequacy regulations, was revised in response to the diversification of the banking business and the increasing sophistication of risk management technology. The revised BIS regulations, known as Basel II, became effective from March 31, 2007 in Japan.

Basel II requires banks to implement internal controls to serve as the basis for capital calculation, and to strengthen their risk management framework. It also requires disclosure of information to encourage market discipline in risk management.

We have been implementing initiatives to strengthen our risk management framework, taking into account Basel II and other considerations. Details of the initiatives are provided below, and detailed information on the capital ratio is provided in the discussion on Capital Ratio Information appearing in the Financial Section.

Credit Risk

Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance sheet transactions) to lose value or become worthless. Overseas credits also include an element of country risk, which is closely related to credit risk. This is the risk of loss caused by changes in foreign exchange, or political or economic situations.

All Group companies follow the basic policy established by SMFG to assess and manage credit risk on a Groupwide basis and further raise the level of accuracy and comprehensiveness of Groupwide credit risk management. Each Group company must comprehensively manage credit risk according to the nature of its business, and assess and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards. Credit risk is the most significant risk to which SMFG is exposed. Without effective credit risk management, the impact of the corresponding losses on operations can be overwhelming.

The purpose of credit risk management is to keep credit risk exposure to a permissible level relative to capital, to maintain the soundness of assets, and to ensure returns commensurate with risk. This leads to a loan portfolio that achieves high returns on capital and assets.

SMBC's credit management policy and system are described below.

1. Credit Policy

SMBC's credit policy comprises clearly stated universal and basic operating concepts, policies, and standards for credit operations, in accordance with the business mission and rules of conduct. SMBC is promoting the understanding of and strict adherence to its credit policy among all its managers and employees. By conducting risk-sensitive credit management in accordance with Basel II and other capital adequacy regulations, SMBC aims to enhance shareholder value and play a key part in society by providing high value-added financial services.

2. Credit Risk Assessment and Quantification

To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, SMBC first acknowledges that every loan entails credit risks, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.

(1) Internal Rating System

There is an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (C&I) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an "obligor grade" which indicates the borrower's creditworthiness, and/or "facility grade" which indicates the collectability of assets taking into account transaction conditions such as guarantee/collateral, and tenor. An obligor grade is determined by first assigning a financial grade using a financial strength grading model and data obtained from the obligor's financial statements. The financial grade is then adjusted taking into account the actual state of the obligor's balance sheet and qualitative factors to derive the obligor grade. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration country risk, which represents an assessment of the credit quality of each country, based on its political and economic situation, as well as its current account balance and external debt. Self-assessment is the obligor grading process for assigning lower grades, and the borrower categories used in self-assessment are consistent with the obligor grade categories.

■ SMBC's Obligor Grading System

Obligor Grade: Domestic (C&I), etc.	Obligor Grade: Overseas (C&I), etc.	Definition	Borrower Category	Financial Reconstruction Law Based Disclosure Category (Domestic)
J1	G1	Very high certainly of debt repayment		
J2	G2	High certainty of debt repayment		
J3	G3	Satisfactory certainty of debt repayment		
J4	G4	Debt repayment is likely but this could change in case of significant changes in economic trends or business environment	Normal Borrowers	Normal Assets
J5	G5	No problem with debt repayment over the short term, but not satisfactory over the medium-to-long term and the situation could change in the event of significant changes in economic trends or business environment.		
J6	G6	Currently no problem with debt repayment, but there are unstable business and financial factors that could lead to debt repayment problems		
J7	G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution	
J7R	G7R	(Substandard Borrowers)	Substandard Borrowers	Substandard Loans
J8	G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers	Doubtful Assets
J9	G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets
J10	G10	Legally and formally bankrupt	Bankrupt Borrowers	

Obligor grades and facility grades are reviewed once a year and whenever necessary, such as when there are changes in the credit situation.

There are also grading systems for SME (Small and Medium Enterprise) loans, loans to individuals, and project finance and other structured finance tailored according to the risk characteristics of these types of assets.

The Credit & Investment Planning Department centrally manages the internal rating systems, and properly designs, operates, supervises and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedures manual once a year, to ensure their effectiveness and suitability.

(2) Quantification of Credit Risk

Credit risk quantification refers to estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor's probability of default (PD), but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

Specifically, the PD by grade, LGD (loss given default), credit quality correlation among obligors, and other parameter values are estimated using historical data of obligors and facilities stored in a database to calculate the credit risk. The PD and LGD values are, in principle, the same values as those used for calculating the capital ratio. Based on these parameters, we run a simulation of 10,000 iterations of simultaneous default using the Monte Carlo method to calculate our maximum loss exposure. This quantification enables effective risk capital allocation.

Risk quantification is also executed for purposes such as to determine the portfolio's risk concentration, or to simulate economic movements (stress tests), and the results are used for making optimal decisions across the whole range of business operations, including formulating business plans and providing a standard against which individual credit applications are assessed.

3. Framework for Managing Individual Loans

(1) Credit Assessment

Credit assessment of corporate loans involves a variety of financial analyses, including cash flow, to predict an enterprise's capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise's R&D capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. Thus, SMBC is able to arrive at an accurate and fair credit decision based on an objective examination of all relevant factors.

Increasing the understandability of loan conditions and approval standards for specific borrowing purposes and loan categories is a part of SMBC's ongoing review of lending practices, which includes the revision of loan contract forms with the chief aim of clarifying lending conditions utilizing financial covenants. SMBC is also making steady progress in rationalizing its credit assessment process.

To respond proactively and promptly to customers' funding needs—particularly those of small and medium-sized enterprises (SMEs)—we employ a standardized credit risk assessment process for SMEs that uses a credit-scoring model. With this process we are building a regime for efficiently marketing our *Business Select Loan* and other SME loans.

In the field of housing loans for individuals, we employ a credit assessment model based on credit data amassed and analyzed by SMBC over many years. This model enables our loan officers to efficiently make rational decisions on housing loan applications, and to reply to the customers without delay. It also facilitates the effective management of credit risk, as well as the flexible setting of interest rates.

We also provide loans to individuals who rent out properties such as apartments. The loan applications are subjected to a precise credit risk assessment process utilizing a risk-assessment

■ SMBC's Credit Monitoring System



Obligor Information Processing
Flow of Obligor Grading/Grading Outlook/Credit Policies/Action Plans/Facility Grading Assignment
Registration of Financial Statements/ Creation and Revision of Corporate Card
Nonconsolidated Financial Grade
Consolidated Financial Grade
Effective Financial Grade
Flagging According to Self-Assessment Criteria
Not Flagged
Flagged
Self-Assessment Logic
Quantitative Assessment
Financial Assessment
Credit Status
Qualitative Assessment
Normal Borrowers
Borrowers Requiring Caution
Potentially Bankrupt Borrowers
Effectively Bankrupt Borrowers
Bankrupt Borrowers
Final Obligor Grade
Grading Outlook Assessment
Performance Trends
+
Qualitative Risk Factors
•Positive
•Flat
•Negative
Determination of Credit Policies
Credit Policy Segment
Policy for Handling Each Individual Company
Action Plan Formulation
Restructuring Feasibility
Basic Approach
Specific Action Plan
Facility Grading Assignment

model that factors in the projected revenue from the rental business. The process is also used to provide advice to such customers on how to revise their business plans.

(2) Credit Monitoring System

In addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review self-assessment and credit policies so that problems can be detected at an early stage and quick and effective action can be taken. The system includes periodic monitoring carried out each time an obligor enterprise discloses financial results, as well as continuous monitoring performed each time credit conditions change, as indicated in the diagram below.

4. Framework for Credit Portfolio Management

In addition to managing individual loans, SMBC applies the following basic policies to the management of the entire credit portfolio to maintain and improve its soundness and profitability over the medium-to-long term.

(1) Risk-Taking within the Scope of Capital

To keep credit risk exposure to a permissible level relative to capital, SMBC sets credit risk capital limits for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. Also issued are specialized guidelines for each business unit and business type, such as real estate finance, fund investment, and investment in securitization products. Regular monitoring is conducted to make sure that these guidelines are being followed, thus ensuring appropriate overall management of credit risk.

(2) Controlling Concentration Risk

Because concentration of credit risk in an industry or corporate group has the potential to substantially impair capital, SMBC implements measures to prevent excessive concentration of loans in an industry and to control large exposure to individual companies or corporate groups by setting guidelines for maximum loan amounts. To manage country risk, SMBC also has credit limit guidelines based on each country's creditworthiness.

(3) New Type of Unsecured Loans, and Balancing Risk and Returns

Against the background of increasing sophistication in methods of managing credit risk, SMBC is engaged in a new type of unsecured loans. Meanwhile, the bank runs credit operations on the basic principle of earning returns that are commensurate with the credit risk involved, and makes every effort to reduce capital and credit costs as well as general and administrative expenses.

(4) Reduction and Prevention of Non-Performing Loans

On non-performing loans (NPLs) and potential NPLs, SMBC carries out regular loan reviews to clarify handling policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers' business situations, support business recoveries, collect on loans, and enhance loan security.

(5) Toward Active Portfolio Management

SMBC makes active use of credit derivatives, loan securitization, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

■ SMBC's Credit Risk Management System



Board of Directors
Corporate Auditors
Management Committee
External Audit (Auditing Firm)
Corporate Staff Unit
Corporate Risk Management Dept.
•Aggregates risk for comprehensive management
•Plans and proposes risk quantification methods
Credit & Investment Planning Dept.
•Aggregates credit risk for unified management
•Plans and proposes basic credit policies
•Drafts, administers and examines internal rating system
CPM Dept.
•Undertakes active portfolio management
Internal Audit Unit
Credit Review Dept.
•Self-assessment, grading (obligors and loans), audits of write-offs and reserves
•Credit risk management auditing
Corporate Services Unit
Corporate Research Dept.
•Industry trend research
•Credit assessment of major industry players
Credit Administration Dept.
•Manages problem assets (plans, implements corporate rehabilitation program, sells off the revitalized company)
Business Units
Consumer Banking Unit
Middle Market Banking Unit
Corporate Banking Unit
International Banking Unit
Investment Banking Unit
Credit Dept.
Credit Dept.
Credit for Individuals
Credit Dept. I & II
Small and Medium-Sized Enterprises
Credit Dept.
Large Domestic Corporations
Credit Dept.
Credit Dept., The Americas Div.
Credit Dept., Europe Div.
Overseas Corporations
Structured Finance
Structured Finance Credit Dept.
Domestic Structured Finance

5. Credit Risk Management System

The Credit & Investment Planning Department within the Corporate Staff Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, credit application guidelines, and manages NPLs and other aspects of credit portfolio management.

The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls the bank's entire credit risk. Further, the Corporate Portfolio Management Department within the Credit & Investment Planning Department has been strengthening its active portfolio management function whereby loan securitization and other market transactions are used to stabilize the portfolio's credit risk for more sophisticated portfolio management.

The Corporate Research Department within the Corporate Services Unit performs research on industries as well as investigates the business situations of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and draws up plans for their workouts, including write-offs, and corporate rehabilitation. The department closely liaises with the Group company SMBC Business Servicing Co., Ltd., which engages in related services, and works to efficiently reduce the amount of NPLs by such means as the sell-off of claims.

The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units' portfolios. The credit limits they use are based on the baseline amounts established for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk.

The Credit Review Department, operating independently of the business units, audits asset quality, accuracy of gradings, self-assessment, and state of credit risk management, and reports the results directly to the Board of Directors and the Management Committee.

SMBC has established the Credit Risk Committee, as a consultative body, to round out its oversight system for undertaking flexible and efficient control of credit risk, and ensuring the overall soundness of the bank's loan operations.

Market and Liquidity Risks

Market and Liquidity Risk Management System

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, or stock prices will change the market value of financial products, leading to a loss.

Liquidity risk is the possibility of encountering an obstacle to raising the funds required for settlement due either to a mismatch between the use and procurement of funds or to an unexpected outflow of funds, or being forced to borrow at higher interest rates than usual.

SMFG is working to further enhance the effectiveness of its quantitative management of market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; clearly separating front-office, middle-office, and back-office operations; and establishing a highly efficient system of mutual checks and balances.

On the basis of SMFG's Groupwide basic policies for risk management, SMBC's Board of Directors authorizes important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, which are decided by the Management Committee. Additionally, the bank's Corporate Risk Management Department, which is independent of business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The department not only monitors the current risk situations, but also reports regularly to the Management Committee and the Board of Directors. Furthermore, SMBC's ALM Committee meets on a monthly basis

■ SMBC's Market Risk and Liquidity Risk Management Organization Chart



Board of Directors
Market Risk Management
Management Committee
Market Risk Management Committee
Liquidity Risk Management
ALM Committee
Corporate Auditors
Independent Auditors (an auditing firm)
Board member in charge of Corporate Risk Management Dept.
Policy
Reporting
Internal Audit Dept.
Back Office
(Back offices of Japan and overseas branches)
Middle Office
(Corporate Risk Management Dept.)
Inspection and verification of transactions
Model and new products approval, Final approval, Management
Managing Departments
Other market-related operations
Market operations (Treasury Unit)
Market operations (International Banking Unit)
Market operations (Group companies)
Front Office
Front/Back/Middle Offices

to examine reports on the state of observance of the bank's limits on market and liquidity risks, and to review and discuss the bank's ALM policies.

To prevent unforeseen processing errors as well as fraudulent transactions, it is important to establish a system of checks on the business units (front office). At SMBC, both the processing departments (back office) and the administrative departments (middle office) conduct the checks. In addition, SMBC's independent Internal Audit Unit periodically performs comprehensive internal audits to verify that the risk management system is functioning properly.

Market Risk

The bank manages market risk by setting maximum limits for value-at-risk (VaR) and maximum loss. This is done using the VaR method, in which the maximum potential loss on market transactions for a given probability is calculated. These limits are, themselves, set within the "market risk capital limit," which is determined taking into account the bank's shareholders' equity and other principal indicators of the bank's financial position and management resources.

The SMBC VaR model estimates the maximum loss by running simulations of changes in profit and loss on market fluctuation scenarios based on historical data (historical simulation method). Market risk can be divided into various factors: foreign exchange rate, interest rate, equity price, and option risks. Fine-tuned management of each risk category is achieved by employing the VaR method in conjunction with suitable indicators for managing the risk of individual financial instruments such as the basis-point-value (BPV) indicator, which measures the potential change in earnings stated at market value for every 0.01 percentage-point fluctuation in interest rates. The VaR results for fiscal 2006 are shown below.

The internal model used by SMBC (SMBC VaR) has been periodically evaluated by an independent auditing firm and certified as appropriate. In addition, the relationship between the VaR calculated with the model and the actual profit and loss data is back-tested daily. The back-testing results for SMBC's trading accounts for fiscal 2006 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day: there were no such excess losses during fiscal 2006. This demonstrates that the SMBC VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

The market occasionally undergoes extreme fluctuations that exceed projections. To manage market risk, therefore, it is important to run simulations of situations that may occur only once in many years (stress tests). At SMBC, monthly stress tests using scenarios of past market fluctuations, those not related to past

■ VaR Results

(Billions of yen)

	SMFG (consolidated)		SMBC (consolidated)		SMBC (non-consolidated)	
	Trading Book	Banking Book	Trading Book	Banking Book	Trading Book	Banking Book
June 2006	2.1	57.0	2.1	53.2	1.6	45.3
Sept. 2006	2.9	42.8	2.9	39.7	2.4	35.1
Dec. 2006	3.1	47.1	3.1	43.5	2.6	39.3
Mar. 2007	2.9	47.6	2.9	44.1	2.3	39.8
Maximum	4.7	78.9	4.7	75.5	4.2	69.1
Minimum	2.1	36.8	2.1	33.4	1.5	29.4
Average	2.9	51.6	2.9	48.1	2.5	43.0

(VaR for a one-day holding period with one-sided confidence interval of 99.0% [computed daily using historical simulation (based on four years of historical observations)]. The VaR model for the trading book includes principal consolidated subsidiaries. Figures for the trading book exclude specific risks.)

■ Back-Testing Results (Trading Book)

1. SMFG (consolidated) 2. SMBC (consolidated) 3. SMBC (non-consolidated)



Marginal Profit or Loss (¥ billion)
2.0
1.0
0
-1.0
-2.0
-3.0
-4.0
0
1
2
3
4
5
VaR (¥ billion)

market fluctuations, and specific-factor driven market fluctuations are conducted to prepare for unforeseeable swings.

The Corporate Risk Management Department establishes limits on allowable risk for strategic equity investments, and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters.

SMBC aims to keep the stock price fluctuation risk associated with its strategic equity investments at a level appropriate to the financial strength of the bank. To achieve this, we have been reducing the balance of our stock holdings, and the balance now stands at approximately 50% of Tier I capital.

■ Composition, by Industry, of Listed Equity Portfolio



(%)
(March 31, 2007)
25
20
15
10
5
0
SMBC Portfolio
TOPIX
Nikkei Average
Fisheries/Farming/Forestry
Mining
Construction
Food Products
Textiles
Pulp/Paper
Chemicals
Pharmaceuticals
Petroleum/Coal
Rubber Products
Glass/Minerals
Steel
Nonferrous Metals
Metal Products
Machinery
Electric Machinery
Transport Machinery
Precision Machinery
Other Products
Electricity/Gas Utilities
Overland Transport
Marine Transport
Air Transport
Warehousing/Distribution
Telecommunications
Wholesale
Retail
Banking
Securities/Commodity Futures Trading
Insurance
Other Financial
Real Estate
Services

Liquidity Risk

At SMBC, liquidity risk is regarded as one of the major risks. So as not to be overly dependent on market-based funding to cover short-term cash outflows, SMBC's liquidity risk management is based on a framework consisting of setting funding gap limits and guidelines, maintaining a system of highly liquid supplementary funding sources, and establishing contingency plans.

In daily risk management operations, SMBC prevents a cumulative increase in liquidity risk by setting the funding gap limits and guidelines. For emergency situations, there are contingency plans in place to reduce the funding gap limits and guidelines and other measures. To prevent the possibility of market crises interfering with funding, SMBC carries highly liquid assets, such as U.S. Treasury securities, and has emergency borrowing facilities in place, which also enable foreign currency-denominated liquidity management.

Operational Risk

Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. SMFG has drawn up the *Regulations on Operational Risk Management* to define the basic rules to be observed in the conduct of operational risk management across the entire Group. Under these regulations, SMFG is working to raise the level of sophistication of its management of operational risk across the whole Group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing a system for executing contingency and business continuity plans.

Moreover, in view of the fact that operational risk is assessed as a regulatory factor under the Basel II capital adequacy framework, we have implemented an operational risk quantification system, and a sophisticated management system for the entire Group.

On the basis of SMFG's Groupwide basic policies for risk management, SMBC Board of Directors authorizes important matters relating to management of operation risk, such as basic policies, which are decided by the Management Committee.

Further, the Operational Risk Management Department, set up within the bank's General Affairs Department, is responsible for centrally supervising overall operational risk management. It works together with the Corporate Risk Management Department, which is responsible for the quantification of operational risk, and with the departments specifically responsible for controlling processing risk and systems risk. The independent Internal Audit Unit periodically performs comprehensive internal audits to verify that the operational risk management system is functioning properly.

Specifically, operational risk is managed by collecting and analyzing internal loss data, comprehensively identifying risk scenarios in each business process by regularly conducting risk control assessments, and estimating loss severity and frequency for each risk scenario. Each risk scenario is assessed for its impact, and each branch/department establishes a risk reduction plan for high-impact scenarios. The Operational Risk Management Department then reviews the implementation of the reduction plan, and uses the collected internal loss data and scenarios to quantify operational risk in order to quantitatively manage operational risk.

The occurence of internal loss data, scenarios determined from risk control assessments, and risk reduction situations are regularly reported to the director in charge of the Operational Risk Management Department. Additionally the Operational Risk Committee, whose members are drawn from all relevant departments of the bank, also meets regularly to discuss ways of minimizing operational risk and realizing a highly effective operational risk management framework. The operational risk situation is also reported to the Management Committee and the Board of Directors on a regular basis, for review of the basic policies on operational risk management.

Processing Risk

Processing risk is the possibility of losses arising from negligent processing by employees, accidents, or unauthorized activities.

SMFG recognizes that all operations entail processing risk. We are therefore working to raise the level of sophistication of our

management of processing risk across the whole Group by ensuring that each branch conducts its own regular investigations of processing risk; minimizing losses in the event of processing errors or negligence by drafting exhaustive contingency plans; and carrying out thorough quantification of the risk under management.

In the administrative regulations of SMBC, in line with SMFG's Groupwide basic policies for risk management, the basic administrative regulations are defined as "comprehending the risks and costs of administration and transaction processing, and managing them accordingly," and "seeking to raise the quality of administration to deliver high-quality service to customers." Adding new policies or making major revisions to existing ones for processing risk management requires the approval of both the Management Committee and the Board of Directors.

In the administrative regulations, SMBC has also defined specific rules for processing risk management. The rules allocate processing risk management tasks among six types of departments: operations planning departments, compliance departments, operations departments, transaction execution departments (primarily front-office departments, branches, and branch service offices), internal audit departments, and the customer support departments. In addition, there is a specialized group within the Operations Planning Department to strengthen administrative procedures throughout the Group.

Systems Risk

Systems risk is the possibility of a loss arising from the failure, malfunction, or unauthorized use of computer systems. SMFG recognizes that reliable computer systems are essential for the effective implementation of management strategy in view of the IT revolution. We strive to minimize systems risk by drafting regulations and specific management standards, including a security policy. We also have contingency plans with the goal of minimizing losses in the event of a system failure. The development of such a systems risk management system ensures that the Group as a whole is undertaking adequate risk management.

At SMBC, safety measures are strengthened according to risk assessment based on the Financial Services Agency's *Financial Inspection Manual*, and the *Security Guidelines* published by The Center for Financial Industry Information Systems (FISC).

Computer-related trouble at financial institutions now has greater potential to impact the public, with systems risk diversifying owing to the IT revolution, and the resulting expansion of networks and the rise in the number of personal computer users. To prevent any computer system breakdowns, we have taken numerous measures, including the duplication of various systems and infrastructures, constant maintenance of our computer system to ensure steady, uninterrupted operation, and the establishment of a disaster-prevention system consisting of computer centers in eastern and western Japan. And to maintain the confidentiality of customer information and prevent information leaks, sensitive information is encrypted, unauthorized external access is blocked, and all known countermeasures to secure data are implemented. There are also contingency plans and training sessions held as necessary to ensure full preparedness in the event of an emergency. To maintain security, countermeasures are revised as new technologies and usage patterns emerge.

Settlement Risk

Settlement risk is the possibility of a loss arising from a transaction that cannot be settled as planned. Because this risk comprises elements of several types of risk, including credit, liquidity, processing, and systems risk, it requires interdisciplinary management. At SMBC, the Operations Planning Department is responsible for coordinating the management of settlement risk with the Credit & Investment Planning Department, which oversees credit risk, and the Corporate Risk Management Department, which oversees liquidity risk.

Corporate Social Responsibility

As a new financial services group in step with the needs of the 21st century, SMFG's goal is to earn the highest trust of society by meeting the public's expectations and fulfilling its social responsibilities.

Earning the highest level of trust requires the balanced provision of value to our four constituencies: customers, shareholders and the market, the environment and society, and employees. Through this process, we aim to contribute to the sustainable development of society as a whole, and to fulfill our corporate social responsibility.

Our framework for fulfilling our obligations to society is described in the Risk Management section and the Business Overview section, as well as the following pages. The main points are as follows.

First, we will prosper together with our customers by offering high value-added products and services.

Second, we will maintain sound management through the enhancement of our management structure. To this end, we will further strengthen our capabilities in corporate governance, internal audits, compliance, risk management, information disclosure and other aspects of our business.

Third, we are committed to making continuous efforts in social contribution activities and environmental initiatives, to realize a better society and help preserve the integrity of the environment.

Fourth, we foster a free and unrestricted working atmosphere that emphasizes respect for individuals and allows employees to realize their full potential.

To reinforce CSR activities, SMFG has established the Group CSR Committee, and has also set up a Group CSR Department within the Corporate Planning Department.

■ Commitment to CSR by SMFG and SMBC



Contributing to the sustainable development of society
Customers
Shareholders and market
Society and environment
Employees
CSR activities at SMFG
High value-added products and services
Sound management
Social and community activities and environmental activities
Corporate culture that respects individuals
Solid management structure
(corporate governance, internal audits, compliance, risk management, information disclosure, etc.)

At SMFG, as shown below, we have set out our Business Ethics, as the principles of corporate social responsibility that apply to the entire Group.

In July 2006, SMFG established the Group Business Management Department, which is charged with the central role in fulfilling SMFG's responsibility as a holding company by effectively monitoring the business operations of all Group companies for legal and ethical compliance. In April 2007 SMFG established the Group CS Committee to monitor business operations to maximize customer satisfaction at each Group company and discuss specific actions when required.

Business Ethics

I. Satisfactory Customer Services
We intend to be a financial services complex that has the trust and support of our customers. For this purpose, we will always provide services that meet the true needs of our customers in order to obtain their satisfaction and confidence in the Group.

II. Sound Management
We intend to be a financial services complex which maintains fair, transparent, and sound management based on the principle of self-responsibility. For this purpose, along with obtaining the firm confidence of our shareholders, our customers, and the general public, we take a long-term view of our business and operate it efficiently, and actively disclose accurate business information about the Group. Through these procedures, we will maintain continuous growth on a sound financial basis.

III. Contribution to Social Development
We intend to be a financial services complex which contributes to the healthy development of society. For this purpose, we recognize the importance of our mission to serve as a crucial part of the public infrastructure and also our social responsibilities. With such recognition, we undertake business operations that contribute to the steady development of Japan and the rest of the world, and endeavor, as a good corporate citizen, to make a positive contribution to society.

IV. Free and Active Business Environment
We intend to be a financial services complex for which all officers and other employees work proudly and with great spirit. For this purpose, we respect people, and train and produce employees with professional knowledge and ability, thereby creating a free and active business environment.

V. Compliance
We intend to be a financial services complex that always keeps in mind the importance of compliance. For this purpose, we constantly reflect our awareness of these Business Ethics in our business activities. In addition, we respond promptly to directives from auditors and inspectors. Through these actions, we observe all laws and regulations, and uphold moral standards in our business practices.

Corporate Governance

Our Stance on Corporate Governance

SMFG and its Group companies adhere to the SMFG management philosophy as a universal ideal for group management. This management philosophy serves as an anchor for corporate actions groupwide.

We regard the fully effective functioning of corporate governance as one of the top priorities of management for realizing the objectives advocated in our management philosophy.

The SMFG Corporate Governance System

SMFG employs the corporate governance system in which statutory auditors oversee the execution of business by the directors. At SMFG, we have five corporate auditors, of whom three are outside auditors. The auditors monitor the execution of business operations of SMFG and its subsidiaries by attending meetings of the Board of Directors. They also peruse documents relating to important decisions, and are reported to by staff members of the internal audit departments, representatives of subsidiaries of SMFG, and independent CPAs.

The Chairman of SMFG serves as the Chairman of the Board of Directors of SMFG. This is to separate the role of the president of SMFG, whose responsibility is to exercise overall supervision of business activities of SMFG and other Group companies, from the role of supervising management. We also have outside directors to improve the effectiveness of the Board, as well as four committees—the Auditing Committee, the Risk Management Committee, the Compensation Committee, and the Nominating Committee—to improve its oversight function. Outside directors are appointed to all these committees to facilitate corporate governance from an objective perspective. As the need for objectivity is particularly acute in the case of the Auditing Committee and the Compensation Committee, the chairmanship of these committees is assigned to outside directors. To ensure that the execution of the Group's business operations is in conformity both with the law and with generally accepted practice, the outside directors are chosen from among the ranks of specialists (CPAs, lawyers, and consultants).

SMFG has created the Management Committee, under the direct supervision of the Board of Directors and chaired by the president of SMFG, as the top decision-making body of the entire Group. The committee, composed of directors chosen by the president, considers important matters relating to the execution of business, and the president has the authority to make the final decision, in accordance with the basic policy determined by the Board of Directors. SMFG also has a Group Strategy Committee to serve as a forum for the top management staff of all Group companies to exchange opinions and information on their respective business plans. SMFG has nine directors, of whom three are outside directors. Of these, eight (including the three outside directors) concurrently serve as directors of SMBC. In this way, SMFG is able to constantly monitor the execution of day-to-day business operations at SMBC. With regard to the three Group companies Sumitomo Mitsui Card, SMBC Leasing, and JRI, the director in charge of each subsidiary serves as a part-time director of these companies to strengthen the supervision of SMFG over their operations.

Furthermore, to maintain the soundness of management, SMFG has established an internal regulation system to ensure appropriate performance of duties in accordance with the Japanese Company Law. Maintenance of an internal control system, which is integral to the construction of a consolidated management system, ranks among our top management priorities.

The SMBC Corporate Governance System

SMBC employs the traditional statutory auditor system. Of the six statutory auditors appointed, three are from outside the bank. To ensure sound and transparent management, SMBC separates the two functions of management: decision-making at the operational level, and supervision of the management of the bank from a longer-term perspective. For this purpose, the bank employs a system in which executive officers are responsible for operational duties, while the supervisory function is exercised principally by the Board of Directors.

The chairman of the bank serves as the chairman of the Board of Directors, and to clearly separate his functions from those of the president of the bank, whose responsibility is to exercise overall supervision of the bank's activities, the chairman does not simultaneously serve as an executive officer; instead, he is primarily responsible for supervising management in their execution of operational duties. Following the practice at SMFG, outside directors—three out of a total of 12 directors in this case—are appointed to the Board of Directors of SMBC, with the aim of introducing an objective viewpoint so as to strengthen the supervision of corporate governance.

Executive officers are selected by the Board to manage each of SMBC's businesses. As of June 30, 2007, there were 70 executive officers, including the president, eight of whom concurrently serve as directors. The Management Committee, under the direct supervision of the Board of Directors, is the highest decision-making body at the operational level. The president chairs the committee and selects its members from the executive officers. The committee members consider important management issues in light of the policies laid down by the Board of Directors, and the president has the authority to make the final decision after considering the committee's recommendations.

The president designates certain members of the Management Committee as Authorized Management Committee Members in charge of particular head office departments, as well as supervisory officers, who are responsible for overseeing the operations of each business unit. All of these designated individuals are charged with implementing the directives of the Management Committee within the businesses they oversee.

Internal Audit System

An Outline of the Internal Audit System

At SMFG, in addition to the existing Auditing Committee, which reports to the Board of Directors, we established the Internal Auditing Committee, which reports to the Group Management Committee, to further raise the profile of internal auditing and facilitate more effective conduct of audits. The Internal Auditing Committee meets every quarter, and the members discuss important matters related to internal auditing based on reports prepared by the departments responsible for internal audits. Under this system, the Audit Department of SMFG has been functioning as an internal auditing entity independent from the operating departments of the Group.

With the objective of helping realize optimal management and business operations of the Group and ensuring the soundness of the Group's assets, the Audit Department conducts internal audits of the operations of all units and departments. The audits have the additional aim of verifying that the Group's internal-control system, including compliance and risk management, is appropriate and effective. The Audit Department is also responsible for supervising the internal audit systems of each Group company. It monitors the adequacy and effectiveness of the internal audit system at each group company through the review or audit of relevant issues. Based on the results of these audits, suggestions are made and/or guidance provided, as necessary, to sections or departments of SMFG, or to Group companies.

At SMBC, we have set up auditing departments independent of bank units involved in marketing activities. We established the Internal Audit Department and the Credit Review Department within the Internal Audit Unit. As at SMFG, the bank has set up the Internal Auditing Committee, which reports to the Management Committee. The committee receives reports on important matters from the auditing departments and deliberates on them.

The Internal Audit Department is responsible for auditing the state of legal compliance, and the management of market, liquidity, operational, and systems risks at SMBC's head office departments and domestic and overseas branches, and at all other business offices of SMBC subsidiaries in Japan and overseas.

Auditing of operations at each head office department focuses on the crucial themes that arise in the management of specific business operations and risk categories and emphasizes verification of "Target Audits" across the whole of the bank's organization. Moreover, audits of branches and offices include the verification of compliance and operational risk management frameworks, as well as the checking of operations, and recommendations are made in the case of problems.

The Credit Review Department audits credit risk management, including the accuracy of ratings and self-assessment.

Internal auditing departments have been set up at other Group companies, according to the respective nature of each company's line of business.

Enhancing Efficiency of the Internal Auditing Process

The Audit Department has adopted auditing methods in line with the standards of the Institute of Internal Auditors (IIA)*, an international body. It conducts risk-based audits and spreads the concepts and methods to the Group companies.

Additionally, to effectively fulfill its role as the central body for internal auditing, the staff of the Audit Department constantly work to collect the latest information on internal auditing from inside and outside Japan and to distribute it to all Group companies. They also organize training courses, which are conducted by outside experts, for all the staff of Group companies, and encourage the staff to obtain international qualifications, to raise their level of specialist expertise in internal auditing. To improve the effectiveness of auditing still further, we are also taking active steps Groupwide to ensure that our internal auditing standards are in line with those set forth by the IIA.

* The Institute of Internal Auditors (IIA) was founded in 1941 in the United States as an organization dedicated to helping raise the level of specialization and professionalism of internal auditing staff. In addition to conducting theoretical and practical research, the IIA administers examinations for Certified Internal Auditor® (CIA), which is the globally accepted qualification in the field.



SMFG
Shareholders' Meeting
Corporate Auditors/ Board of Corporate Auditors
Board of Directors
Nominating Committee
Compensation Committee
Risk Management Committee
Auditing Committee
Office of Corporate Auditors
Group Strategy Committee
Management Committee
Internal Auditing Committee
[Subject of Audit]
All Departments
Internal Audits
Audit Dept.
SMBC
Shareholders' Meeting
Corporate Auditors/ Board of Corporate Auditors
Board of Directors
Management Committee
Internal Auditing Committee
Office of Corporate Auditors
[Subject of Audit]
Head Office/Business Units
Internal Audits
Internal Audit Unit
Internal Audit Dept.
Credit Review Dept.
Audit
Monitoring

Compliance at SMFG

Basic Compliance Policies

To effectively carry out its mission as an important part of the nation's public infrastructure and fulfill its social responsibilities as a comprehensive financial services group, SMFG will intensify its efforts to strictly obey the principles of compliance. We believe that by so doing, SMFG will have opened the way to becoming an outstanding global corporate group.

At SMFG, compliance is one of the pillars of our Business Ethics (p.45), which serve as the basic principles of corporate social responsibility that we follow, and strengthening compliance has been positioned as one of our top management priorities.

Group Management of the Compliance System

As a financial holding company, SMFG works to sustain a system which monitors and also provides appropriate direction and guidance for each Group company's compliance system to ensure the sound and proper conduct of business activities throughout the entire Group.

Specifically, we hold regular meetings attended by representatives of all Group companies, as well as individual meetings with Group companies, to oversee the state of compliance at major Group companies.

In fiscal 2007, the current business term, we are focusing on:

1. Ensuring strict compliance with the Antimonopoly Law.
2. Monitoring the state of compliance with newly enacted legal statutes.
3. Strengthening preventive measures against conflicts of interest.

In these ways, we are working to make certain that all Group members fully uphold our high standards of compliance.

Management of Legal Risk

Legal risk, which refers to the possibility of loss (including reputational loss) arising from violations of laws or contractual obligations, principally as a result of failure to sufficiently examine the legal implications before taking action, has become a matter requiring even greater attention in recent years, owing to the widespread deregulation of the financial sector.

SMFG has established rules for managing legal risk, collecting information on business laws and ordinances and examining the legal implications of new products, services and contracts under consideration. In these ways, SMFG is enhancing legal risk management.



Sumitomo Mitsui Financial Group, Inc.
Corporate Auditors
Audit
Group Business Management Dept.
Report
Report
Board of Directors
Management Committee
Outside Experts
Consult
Directions
Report
Discuss
Compliance Committee
Audit Dept.
General Affairs Dept.
Compliance System Oversight and Guidance
Monitoring Group Companies
Audit
Compliance System Oversight and Guidance
Report
Audit
Departments and Offices
General Manager responsible for compliance
Compliance Officers to assist General Manager
Management
Report
Group Companies
SMBC, Sumitomo Mitsui Card, SMBC Leasing, JRI, and SMBC Friend Securities

Compliance at SMBC

Strengthening the Compliance System: A Top Management Priority

Compliance with laws, regulations, and other social standards is a matter of course for corporations. Ensuring compliance is a particularly important issue for banks because of their central role in the financial system and socioeconomic infrastructure.

In accordance with the basic concept of compliance instituted throughout the Group, SMBC expects and demands that all directors, officers, and other employees assign the utmost value to maintaining people's trust, abide by all relevant laws and regulations, uphold high ethical standards, and act fairly and sincerely.

Compliance System and Management

SMBC employs a dual structure whereby, firstly, each department and office is individually responsible for ensuring that its conduct complies with laws and regulations, and secondly, an independent auditing unit conducts rigorous audits of department and branch compliance.

To improve the effectiveness of this dual system, dedicated staff from the Compliance Unit, composed of the General Affairs Department and the Legal Department, carry out all necessary planning and supervision to ensure efficient functioning of the compliance system. Under the basic compliance policies drawn up by the bank's management, these compliance specialists supervise all departments and branches and conduct monitoring. They also provide assistance to branch staff in making compliance-related decisions.

The framework of our compliance system is shown in the diagram below. SMBC has also implemented the following measures to enable this compliance system to function effectively.

Compliance Manual

Set out in accordance with the resolution of the Board of Directors, the Compliance Manual lays out specific Rules of Conduct. These Rules of Conduct comprise 60 items describing relevant laws and regulations, as well as providing procedural guidelines and specific examples of conduct that must be followed by all directors, officers and employees of SMBC.

Compliance Program

The program's primary objective is to effectively implement the compliance system at SMBC and its consolidated subsidiaries. The Board of Directors annually updates the compliance program, and decides concrete annual plans regarding compliance, which include a review of rules and regulations, as well as the content and schedule of training programs, to further strengthen the compliance system. Priority tasks for fiscal 2007 include tightening the function for checking financial products and services; proactively ensuring full compliance with the Financial Instruments and Exchange Law to be enforced by the end of 2007; reinforcing SMBC's system of legal checks for compliance with the Antimonopoly Law and the prevention of conflicts of interest; and further tightening our information security system. At the same time, we will continue our pursuit of further refinements in the bank's internal rules, and will be taking steps to strengthen our training courses and monitoring.

Assignment of Compliance Officers

In addition to the compliance officers appointed within each department and branch, we have appointed Area Compliance Officers at some units, such as the Middle Market Banking Unit and the Consumer Banking Unit, who are independent from the front-line departments. These officers are responsible for directing and overseeing compliance regarding transactions carried out by the staff of our branches, Corporate Business Offices and other front-line offices.

Compliance Committee and Other Committees

The Compliance Committee is a cross-sectional organization, ensuring that compliance issues are reviewed and discussed widely. It is chaired by the director responsible for compliance issues and includes the heads of relevant departments. To enhance objectivity, the Committee includes an outside legal expert who serves as an advisor.

Additionally, in 2006 we established a Business Monitoring Committee, whose members consist principally of outside directors and other external experts, to enhance the bank's monitoring of compliance and customer satisfaction and ensure objective assessments of performance in these matters.

■ Compliance System Overview



Board of Directors, Management Committee
Audit
Corporate Auditors
Directions
Report
Compliance Unit
Discuss
Compliance Committees
Consult
Outside Experts
General Affairs Dept. (overall control), Legal Dept.
Directions, Monitoring and Legal Support
Report and Discuss
Internal Audit Dept.
Head Office Departments
General Manager
Area Compliance Officers
Compliance Officers
Directions
Front-Line Offices
(Corporate Business Offices, Branches)
General Managers
Compliance Officers
Report
Audit

Environmental Preservation Initiatives

SMFG and Environmental Issues

Protecting the global environment is one of the most critical issues of our time. In view of the public nature of financial institutions and the social responsibilities they bear, they naturally have a duty to earnestly address the issue of environmental preservation.

SMFG assigns a high management priority to environmental issues. Our Group Environmental Policy sets out the Group's basic action guidelines. We also have a Group CSR Committee which promotes coordinated, Groupwide environmental activities.

The Group Environmental Policy

Basic Concepts

Recognizing the importance of realizing a sustainable society, SMFG is making continuous efforts to harmonize environmental preservation and corporate activities, in order to support the economy and contribute to the general well-being of society as a whole.

Specific Environmental Policies

- We provide environment-friendly financial products, information, and solutions that help our customers in their efforts to preserve the eco-system
- We devise ways to reduce levels of environmental risk posed by our own activities and those of society at large
- We are determined to fulfill our social responsibilities through the conservation of resources, energy saving, and the reduction of waste
- We enforce a policy of strict adherence to environment-related laws and regulations
- We practice a high level of disclosure of information relating to the Group's environmental activities, and make ceaseless efforts to improve our contribution to environmental preservation, incorporating the views of our staff and concerned persons from outside the Group
- We place a high priority on thoroughly educating our staff in our environmental principles, and in ensuring that they conform to these principles in the performance of their work
- We actively and effectively conduct environmentally aware management, and make continuous efforts to improve our system for tackling environmental issues, including by setting targets for each business term and reviewing them when deemed advisable
- These policies are published on the Group's website, and are also available in printed form upon request

June 29, 2005
Teisuke Kitayama
President
Sumitomo Mitsui Financial Group, Inc.

SMFG's Environmental Action Plan

Based on our Group Environmental Policy, we have a three-pronged action plan focusing on:

1) The reduction of environmental impact
2) The practice of environmental risk management
3) The promotion of environment-related businesses

The Group CSR Committee systematically follows the PDCA cycle of planning, performing, checking and improving in pursuing environmental activities centered on these three areas. SMBC and JRI have acquired ISO 14001 certification, the international standard for environmental management systems.

Group CSR Committee



Chairman
Director of SMFG
Supervisory Unit
SMFG Corporate Planning Dept.
Group CSR Committee
● Committee members
■ SMFG
■ SMBC
■ Sumitomo Mitsui Card
■ SMBC Leasing
■ JRI
● Strategy Adviser
■ JRI

SMFG's Environmental Action Plan and the PDCA Cycle



The Group Environmental Policy
Implement environmental initiatives
Reduce environmental impact
Manage environmental risk
Promote environment-related businesses
PLAN
DO
CHECK
ACT

●**Major Initiatives by Group Companies**

Objectives	Initiatives	SMBC	Sumitomo Mitsui Card	SMBC Leasing	JRI
Reduce environmental impact	Reducing consumption of energy and paper	○	○	○	○
	Promoting green purchasing	○	○	○	○
	Providing training on environmental issues	○	○	○	○
Practice environmental risk management	Establishing credit rules on companies with high environmental risk	○	—	○	—
	Selling items that can be reused	—	—	○	—
	Proposing policies and measures related to the environment	—	—	—	○
Promote environment-related businesses	Providing funds for environment-friendly projects	○	—	—	—
	Promoting soil decontamination and helping companies apply for ISO certification	○	—	—	○
	Promoting energy-conserving projects, such as ESCOs and ESPs	—	—	○	○
	Providing information (publishing books, etc.)	—	—	—	○

●**Acquisition of ISO 14001 (Certification for SMBC and JRI)**

SMBC and JRI have acquired ISO 14001 certification, the international standard for environmental management systems.

Reducing Environmental Impact

Activities such as energy conservation in the office and reduction of paper consumption directly decrease the environmental impact of business activities.

●**Aiming for a paperless office**

SMBC and JRI are aiming for a paperless office through the use of IT and the implementation of business process reviews. Through the creation of databases, they are computerizing their in-house administrative operations. SMBC has been switching to electronic forms for bank branches. Through these initiatives, the Group reduced its paper consumption by 83.7% as of March 31, 2007. In addition, SMBC has taken various measures to facilitate easy customer transactions and reduce the bank's consumption of business forms. The bank has set up "MC (Money-Lifestyle Consulting) Stations" at "MC Desks"; offers the "*Web Passbook*," a virtual bank passbook that allows customers to check their transactions via the Internet; and is promoting the use of the *Web21* system of Internet banking for corporate clients.

●**Reducing Energy Consumption**

SMFG sets new targets each year for the reduction of energy consumption (mainly electric power) by the Group, and diligently works to meet these targets. SMFG, SMBC, SMBC Leasing, and JRI are also participating in the Team Minus 6% project being promoted by the Japanese government (which aims to reduce energy consumption in 2012 by 6% compared with the base year of 1990). SMBC also participates in the Green Power Certification System of the Japan Natural Energy Company Limited (JNEC) to contribute to eco-friendly power generation and environmental preservation. It generated 900,000 kWH of electric power from April 2006 to March 2007 under the program.

The combination of this eco-friendly power and the acquisition of emission rights makes the SMBC head office building effectively carbon neutral. The Tokyo head office building of SMBC Leasing and the Osaka head office building of Sumitomo Mitsui Card are carbon neutral as a result of emission right purchases.

●**Environmental Education**

Making staff more aware of environmental issues is regarded as a vital part of SMFG's ongoing efforts to reduce the environmental burden caused by business operations. Year-long staff education programs, including a program to acquaint staff with the concepts behind environmental management systems, are pursued through regular classes and e-learning systems.



Environmental Risk Management

When the environmental impact of business activities becomes substantial enough, companies face serious adverse effects on their business. Environmental risks involved in the business operations of a borrower company directly affect the credit risk of the lender. Financial institutions therefore need to take such considerations carefully into account when making credit decisions.

SMBC therefore incorporates environmental risk assessments in its credit screening process, and in view of the importance of this factor, in its Credit Policies (a set of regulations governing the bank's lending operations) the bank has clearly stated its stance on environmental risk in relation to collateral taking. Soil contamination risk assessments are mandatory under the bank's regulations for real estate properties put up as collateral that meet certain specified criteria.

Environmental Risks


Corporate Risk (Business Risk)
Latent environmental impact (e.g. soil contamination, etc.)
Obvious environmental impact (e.g. waste disposal)
Legal and social requirements
Reduced sales and asset values, higher expenses and liabilities
SMFG's risk
Impact on credit-limit decisions
An SMFG response for controlling credit limits

In July 2006 the bank adopted the revised Equator Principles, which make the assessment of environmental and social risks part of the project finance screening process. The Equator Principles are a set of voluntary guidelines on environmental and social considerations to be observed when conducting project finance operations.

Promoting Environment-Related Business

SMFG is putting particular emphasis on environment-related business as it is the most effective way for a financial services provider, through its core business operations, to fulfill its corporate social responsibility.

Starting in fiscal 2005, SMBC began regularly holding meetings of the Eco-Biz Promotion Council, whose aim is to oversee the coordination of environment-related business activities carried out by various departments of the bank.

As an example of specific initiatives, we started providing information to companies in Japan that are interested in purchasing emission rights in fiscal 2005. We later began handling small-lot purchases of emission rights in June 2007 (Fig. 1).

In February 2006, we introduced the "Environmentally Responsible Company Support Loan" (Fig. 2). We then made improvements to this product in January 2007 to make it easier for SMEs to apply. As of March 2007, we had extended a total of about ¥10 billion of these loans.

With the support of the Ministry of the Environment, in March 2007 SMBC held the "Environmental Business Networking Event—With Team Minus 6%" (Fig. 3). This was the largest such business networking event held by the bank, with the participation of 1,600 representatives from 623 companies, and 600 business discussions took place.

(Figure 1)

Small-lot emission credits trading using trust accounts (June 2007)


Mori Trust
Sumitomo Mitsui Card
SMBC Leasing
(Entrustor and beneficiary)
① Money in Trust
③ Transfer of emission rights
SMBC
(Beneficiary/ purchaser)
② Payment
② Purchase of emission rights
Piratini Energia
(Seller)

(Figure 2)

Environmentally Responsible Company Support Loans (started Feb. 2006)

- Loans to environment-friendly SMEs
- These loans are provided at preferential rates to SMEs with ISO 14001 and Eco-Action 21 certification.

(Figure 3)

Environmental Business Networking Event (March 2007)

The event was aimed at raising customer satisfaction by helping open up new marketing channels in environment-related businesses for the bank's business partners, as well as introducing them to new suppliers and facilitating business alliances.

We provided support through business matching services for customers thinking of entering environment-related businesses or incorporating environmental preservation activities into their business plans to raise their corporate value and draw up new management strategies.



The event, attended by 1,600 representatives from 623 companies, featured 81 booths. Business talks between participants were held on 600 potential deals.

Prospective market scale: The Ministry of the Environment estimates the market, which was worth ¥30 trillion in 2000, will expand to ¥58 trillion by 2020.

The bank's customers' needs: More sales channels for environment-related businesses

Background social factors: The Kyoto Protocol to the United Nations Framework Convention on Climate Change is a protocol that came into effect in February 2005. The 2012 target is to reduce emissions of greenhouse gases by 6% compared with the volume emitted in the base year of 1990. Additionally, in Japan, laws have been passed mandating the recycling of electric appliances and promoting the formation of a society based on recycling and the reuse of resources.

Providing Environment-Related Information

● Publication of Environmental Magazine SAFE



SAFE
vol.66

SMFG has published this magazine, through which we have been providing environment-related information on a bimonthly basis since 1996. Current circulation is approximately 4,000 copies. Each issue of this publication includes interviews with the top management of companies at the forefront of the environmental preservation movement. It also highlights trends in legal regulations and examines other current topics. The magazine is sent to Group company clients.

● Signatory to the UNEP Statement by Financial Institutions

The United Nations Environment Programme (UNEP), a UN organization dedicated to advancing environmental issues, has established a support structure for the promotion of the environmental preservation movement within each industry. Our company is a signatory to the UNEP Statement by Financial Institutions.

● Signatory to Carbon Disclosure Project (CDP)

SMFG is a signatory to the Carbon Disclosure Project (CDP). Under the CDP, institutional investors and financial institutions concerned over the issue of climate change cooperate in requesting companies operating on a global scale to submit written reports on their policies and initiatives on environmental issues. The responses received are collated and issued in report form.

Environment-Related Social Contributions

—SMBC's Creative Conservation Club supports the Furano Nature School—

SMBC is supporting the environmental project being pursued by So Kuramoto, a TV and movie scriptwriter, in the city of Furano in Hokkaido. This project involves the replanting of trees by volunteers on one-third of the land of a former golf course. Once the area has been restored to its original forested state, fallen leaves will be collected and strewn on the paths. People learn about nature directly through their senses, for instance, by walking along these paths barefoot, identifying the sounds and smells of a forest.



Employees and their families participating in the Furano Nature School in July 2007

Social Contribution Activities

Fundamental approach to social contribution activities

SMFG and its Group companies, due to the public service nature of the financial services industry, recognize the importance of using business operations to contribute to the development of society. In addition to this contribution to society through day-to-day business operations, we must also act as a responsible corporate citizen by engaging in activities that help lay the foundations for a better society in the future. In the spirit of corporate citizenship, SMFG and its Group companies will fulfill their social obligations through a broad range of activities.

Policy on social contribution activities

SMFG and its Group companies understand their role as responsible corporate citizens, and undertake activities that contribute to the realization of a prosperous and sustainable society. We maintain an extensive social contribution program by planning and executing social contribution activities at the corporate level, as well as encouraging employees to volunteer for worthwhile activities.

The central elements of our social contribution activities

SMFG and its Group companies position the following four sectors as the core fields for social contributions: 1) social welfare; 2) local and international communities; 3) environment; and 4) culture, art and education.

Social Welfare Contribution Activities

Group companies organize and participate in a wide range of social welfare activities, and also support organizations devoted to such causes to help create a more benevolent society.

● Donations of Voided Post Cards, Unused Prepaid Telephone Cards, Used Postage Stamps

SMBC collects voided post cards and exchanges them for new postal stamps, which are donated to volunteer organizations to cover their correspondence fees.

In addition, SMBC collects unused prepaid telephone cards from employees each year, and donates them to volunteer organizations. Sumitomo Mitsui Card collects used postage stamps and prepaid cards from employees, while SMBC Friend Securities collects used postage stamps. These are all donated to volunteer organizations.

● Sign-Language Courses



SMBC has been offering sign-language courses annually to its employees since fiscal 1997, to help employees communicate better with hearing-impaired customers and improve service, while simultaneously enabling SMBC to make a social contribution through its business activities. In fiscal 2006, 100 bank employees enrolled in the course. In fiscal 2005, the bank held a lecture, at which a hearing-impaired guest speaker, assisted by an interpreter, shared her impressions of daily life using sign language. This annual event was held again in the following, and for a third time this April, with the attendance of 930 employees. After completing the course, employees use what they have learned in various ways, such as in dealing with customers at the bank, or by participating in volunteer activities in which sign language is used, and also by teaching sign-language classes for beginners.

● Events for Experiencing Volunteer Activities

SMBC holds events for its staff after working hours as well as on weekends and holidays, enabling them to experience volunteer activities. SMBC also provides employees with information on various volunteer activities, and encourages their participation in such events. The following initiatives were undertaken in fiscal 2006.



*SMBC holds sessions, with the participation of parents and children, to increase understanding among members of the public regarding guide dogs for people with visual and hearing impairments, and assistance dogs for people with physical disabilities. These sessions also teach children about society's needs to provide support for disabled people.



*SMBC held an international goodwill event for parents and their children. Participants learned about children in developing countries where natural disasters, wars and poverty cause considerable hardship. The participants also sorted foreign coins collected at SMBC branches for donations to assist these children.



*After a seminar held by people with hearing disabilities, participants watched a Japanese movie with Japanese subtitles and no sound. This event, sponsored jointly by SMBC, several other companies and a university, gave people a better understanding of the challenges posed by the loss of hearing.



*SMBC, together with several companies and a university, sponsored a charity concert to raise awareness of the need to remove landmines. At this event, donations were collected for this worthy cause.

●Donations for Organizations that Assist Seniors

SMBC Friend Securities launched an investment trust in April 2007 with a focus on companies that offer services for Japan's aging population. The company donated part of its earnings from this trust to an organization that helps seniors lead healthy and fulfilling lives.

Contribution Activities for Local and Overseas Communities

We undertake a variety of activities which contribute to the development of local communities in Japan, and international communities overseas.

●SMBC Volunteer Fund

The SMBC Volunteer Fund makes donations to volunteer organizations. This fund is raised by SMBC employees who make a voluntary contribution of ¥100 each month. About 11,000 employees were participating in the program as of July 2007.

Major Donations by the Fund in Fiscal 2006:


三井住友銀行

*Donations for primary schools in impoverished areas of Cambodia to build toilets and make other repairs, and to set up libraries with study rooms.



*Publishing costs for a book of Cambodian folktales entitled *Good Times for Khmer Children*, as well as the cost of hosting training seminars on reading for teachers in Cambodia, where books for children are extremely scarce.



*Donations to set up school libraries in Laos, where books for children are scarce, and also operating costs for children's cultural centers for art education.


YOKTHONG SCHOOL

*Scholarships for elementary school students in Laos, where many children are unable to attend school for economic and other reasons, and funding for a health care and hygiene project in that country.



*Scholarships for girls in rural areas of China, where many children are unable to attend school for economic and other reasons.



*Medical costs for people in Northern Afghanistan who have been injured in conflicts or by land mines.



*Donations for replacement of testing equipment, and installation of equipment for emergency obstetrics treatment at a hospital in an impoverished district of Nepal.



*Donations for a project in Myanmar that improves the living environment for mothers and their children by providing healthcare services, training in hygiene, and education to raise the literacy level.



*Donations to cover the expenses involved in running a tractor cooperative in Eritrea on the Horn of Africa, which helps farming households, headed by women who have returned from refugee camps.



*Donations for programs in Bangladesh to assist women at the bottom of the economic ladder to increase their incomes and improve their lives in other ways.



*Donations to the African nation of Benin to operate a business to process cassava, a primary source of nutrition in that country, to help make residents of the country more economically self-sufficient.



*Donations in Indonesia for surgery expenses for children with cleft palates or cleft lips, and scholarships for street children.

***Emergency Disaster Relief**

- Donations for victims of the major earthquake that hit central Java in May 2006
- Donations for victims of floods and landslides in Japan in July 2006
- Donations for victims of the Noto Peninsula earthquake in Japan in March 2007
- Donations for victims of the Solomon Islands earthquake and tsunami in April 2007

●Opening of account for donations to disaster victims

When a major natural disaster happens, either in Japan or overseas, SMBC opens a special account and allows anyone wishing to donate money to the victims to make a deposit free of charge. We also solicit donations for such causes from employees of SMBC and JRI.

●YUI — an SMBC Volunteer Organization

At SMBC, we actively support YUI, an in-house volunteer organization. As members of YUI, SMBC employees plan and carry out a variety of welfare activities. The name derives from the Japanese word *yui*, a term describing a mutual support system among farmers that dates back to the Edo Period. The name indicates the group's desire to cultivate ties with people from all walks of life. YUI undertook the following activities in fiscal 2006:



*Since fiscal 2001, YUI has held an annual bazaar, selling items collected from employees. Proceeds are donated to volunteer organizations.

*Since fiscal 2002, the organization has been offering computer courses for school children with impaired hearing every six months. These children are instructed using pen and paper and also sign language.

●Supporting UNICEF

*As a member of the steering committee for UNICEF's "Change for Good" program, SMBC cooperates in the organization's fundraising activities. Foreign coin collection boxes are placed at SMBC branches and offices in Japan, to encourage donations by the general public. The collected coins are sorted by currency with the cooperation of SMBC Green Service Co., Ltd., one of our Group companies, before being sent to the Japan Committee for UNICEF. In fiscal 2006, about 400,000 foreign coins (approximately 1.8 tons) and 14,000 foreign currency bills were collected at SMBC branches, airports throughout Japan, and other locations. Donations included about ¥4 million in Japanese coins and bills. The total amount of donations reached ¥720 million since 1992, when the program started. (Please see photos and captions below.) SMBC has also implemented the UNICEF Donation Account program, through which customers donate their net interest to UNICEF and SMBC donates a matching amount.


unicef

Foreign coin collection boxes are placed at SMBC branches and offices.



The collected coins are sorted by currency and sent to UNICEF.

*Through its World Present points service for members of the VISA Japan Association, Sumitomo Mitsui Card collects donations from VISA cardholders every year and presents them to the Japan Committee for UNICEF. Total donations have reached over ¥200 million since the start of the program in 1992. From April 2007, we have also begun donating funds to the Japanese National Commission for UNESCO and the WWF-Japan (World Wildlife Fund). Sumitomo Mitsui Card also issues cards incorporating donations to specific charities, such as the UNICEF VISA Card and the Red Feather VISA Card (offered in cooperation with the Central Community Chest of Japan). The company makes its own donations to the working funds of all these organizations from its card business revenues.

●SMBC Global Foundation

The primary activity of the SMBC Global Foundation is the provision of scholarships to university students in Asian countries. Since 1994, the foundation has distributed scholarships to more than 5,000 students in five countries. In 2006, the foundation extended its activities to Malaysia and Vietnam. Activities also encompass the United States and Canada, where the foundation supports many community activities, mostly involving education

and culture. Overall, the foundation's programs represent an important part of SMBC's international social contribution activities.

●SMBC Foundation

The SMBC Foundation, established 16 years ago, aims to help nurture the human resources necessary to achieve sustainable development in developing economies, as well as promote international exchange activities. The Foundation has thus far provided financial support for 39 students from Asian countries to enable them to attend universities in Japan. The Foundation also provides subsidies to research institutes and researchers undertaking projects related to developing countries.

Environmental Contribution Activities

We conduct numerous environmental preservation activities.

●Neighborhood Cleanup Programs



*In April each year since 2004, bank employees have been taking part in a cleanup held along the banks of the Arakawa River in Tokyo. Participants also test the quality of the water as part of the event. In April 2007, approximately 460 employees and volunteers took part in the event.


御堂筋完成
70周年記念大清掃

*At SMBC Leasing Company, Limited, the staff at the Osaka headquarters make extensive efforts to beautify the surrounding area. Such efforts include a regular neighborhood cleanup conducted along Midosuji Street, a major thoroughfare. In May 2007, many employees volunteered to participate in a trash collection and cleanup event to celebrate the 70th anniversary of the completion of Midosuji Street.

*JRI and JRI Solutions extend support for the International Beach Cleanup Campaign. During fiscal 2006, employees of the two companies and their family members took part in cleanup events held in the spring and fall at Kugenuma Beach and Suma Beach. Employees of these two companies also participated in the 70th anniversary cleanup of Osaka's famous Midosuji Street. In addition, volunteers from the two companies responded to requests from municipalities to help keep their neighborhoods clean, particularly around the companies' head office buildings in Tokyo and Osaka.

●Support for Private Nature Conservation Groups

JRI studies the environmental activities of various companies to determine companies that are suitable for inclusion in the investment portfolio of the Eco Fund, an investment trust that targets environmentally responsible companies. The institute donates part of the fees received for performing this research to private-sector nature conservation groups.

Contribution Activities for Culture, Art and Education

We also sponsor cultural, artistic and educational events.

●Charity Concert for Grown-Ups and Kids



In May 2006, SMBC sponsored a charity concert, the proceeds of which went to help children all over the world who have been injured in wars and natural disasters. The concert was performed by members of the bank's own Music Club, including a chorus, a chamber orchestra, and a brass band. They performed music to suit the tastes of both adults and children, ranging from the classics to songs from popular animation programs and movies. In addition to donations collected from the audience, charity funds were also obtained through the sale of goods in the foyer. The event also featured a display of drawings and paintings by children from all around the world. In June 2007, SMBC held the second such concert. Many adults and children were invited to this event, which took place at Nihon University Casals Hall in Tokyo.

●Educational Activities for Finance and Economics



SMBC engages in many educational activities involving finance and economics. The bank issued a book titled *What Do Banks Do?*; is a sponsor of the Kidzania Tokyo job-experience theme park for children; gives elementary school students tours of bank branches during summer vacation; sponsors the "Finance Park," an educational program on economics for junior high and high school students in Tokyo's Shinagawa Ward; holds finance and economics seminars at universities; and conducts other programs.

●Student Intern Program

JRI started an intern program in 1999, recognizing the importance of giving students the opportunity to spend time in different workplaces prior to their graduation. JRI Solutions began participating in this program in 2006. Thus far, about 400 university students have spent time at one of these companies as interns. To provide exposure to a diverse range of jobs and activities, the interns were assigned to IT systems, consulting, think tank and many other operations.

●Support for Exhibitions at Yamatane Museum of Art

SMBC Friend Securities provides support for the Yamatane Museum of Art, which displays works of modern and contemporary Japanese art. These works were collected by the late Taneji Yamazaki, founder of Yamatane Securities, which is a predecessor of SMBC Friend Securities.

Human Resources

The greatest asset possessed by SMFG is its employees, and the growth of the Group is supported by the efforts of individual employees. SMFG makes active efforts to ensure that the invaluable individuality and unique abilities of each employee are optimally utilized. Hereunder, we explain the steps taken by SMBC in this field.

SMBC Human Resources (HR)

The primary goal of SMBC is to grow and prosper together with its four main stakeholder groups' — its customers, shareholders and employees. To achieve this goal, SMBC has established the following objectives for its HR system:

- Support the building of an even more powerful business base that can successfully compete on a global scale
- Cultivate staff with specialized skills who can provide customers with value-added services
- Motivate employees more strongly by respecting their individuality and encouraging them to seek personal fulfillment
- Foster a corporate culture that rewards a forward-looking and creative attitude

Nurturing Highly Specialized Human Resources

At SMBC, we nurture highly specialized and professional staff to achieve the goal of providing optimum added value to our customers. In view of the present trend of diversification in the types of business in which we engage, and specialization of banking staff in specific fields, as well as the growing diversity in values held by our staff, we are working to design a system of job categories to more effectively cope with these changing circumstances.

To enhance the effectiveness of our personnel system and reward highly specialized professional staff, we have set up "Master Courses" for the attainment of higher qualifications within each job category, and have created the new job description of "special expert" for those individuals who possess excellent market value in their own specialized fields.

● The Rising Rookie Program (RRP)

SMBC has a variety of basic education programs for newly hired employees, differing according to job category, to equip them with standard banking knowledge and skills. The newly introduced RRP is being offered as an introductory course for the corporate banking business. In their first six months, the new staff take a concentrated curriculum, which includes financial analysis and other practical in-class subjects, mixed with on-the-job training at our corporate offices. By dramatically accelerating their acquisition of basic knowledge and skills, which previously took several years, we aim to raise motivation among our entry-level employees.

After completion of the program, instructors follow up on the progress of their students as they work in corporate banking operations. Going one step further, SMBC launched the Senior Director System in fiscal 2006. Workers with 15 to 20 years of experience assist new employees, providing general guidance and support, as well as instructing them on specific matters.

Also for the consumer banking business, SMBC has a number of highly specialized training programs tailored to different career tracks and business fields.

Support for Personal Career Designing

To develop into financial service professionals, it is vital for all our staff to carefully assess their own skills and aptitudes and to be given the opportunity to decide for themselves what future career development course they wish to pursue.

To support employees' personal efforts to develop their own careers, SMBC operates a hiring system with three entry channels: 1) entry to specific mid-management posts ("post entry"); 2) entry to specific specialist jobs ("job entry"); and 3) entry via career-related training courses ("training entry"). The content of the various jobs offered is revised every year, and in fiscal 2006 we offered openings in seven different posts and 133 job categories.

Training entry	A program designed to enable employees to apply for the training courses necessary for their career plans, including: on-the-job training abroad; sponsorship for graduate schools; and discussion forums held with companies in fields of business outside banking.
Job entry	A program designed to allow employees to pursue their own career goals. Employees can apply for jobs in specific business fields, such as corporate planning or investment banking.
Post entry	A program designed to give enthusiastic and talented employees a chance to apply for specific posts, such as branch manager or section head.

● The SMBC Job Forum

At the SMBC Job Forum held in January 2007, almost 100 SMBC departments seeking to recruit new employees through the "job entry" channel provided an overview of possible assignments. The forum raised interest among employees in cross-divisional career development by providing insights into the particular activities of many departments. Furthermore, the forum was intended to give employees a chance to think about their career goals and find a means for achieving those goals. Approximately 1,200 SMBC employees, who are interested in transferring to a new position, gathered from many parts of Japan.



Measures to Tap the Diversity of SMBC's Workforce

SMBC is committed to providing a workplace that can fully utilize the capabilities of all its staff, who have diverse priorities and lifestyles.

● Helping employees meet responsibilities at work and home

Since April 2005, SMBC has been operating an Employee Support Program to assist employees in maintaining the proper balance between their work and families. The program includes time off and reduced working hours to care for children as well as elderly relatives and others in need of care. We significantly expanded this program in January 2007 with the aim of giving employees even more flexibility. With this program, both male and female employees are better able to properly divide their time between their jobs and family responsibilities.

Programs to give employees a more flexible work environment

*** Work relocations**

Employees with job categories that do not normally provide for transfers can request reassignments to other locations due to marriage, relocation of one's spouse, or other reasons.

*** Leave for taking care of sick children**

Employees may take leave to care for sick pre-school children.

*** Half-day vacation time**

Employees can use their annual leave and other days off in half-day increments, thus providing the flexibility to attend school events and take care of other personal matters.

*** System for rehiring former employees**

Employees who have resigned due to marriage, childbirth, child raising or care of a parent can apply to be rehired within five years of their resignations.

*** Parental leave**

Employees may take parental leave until the child is 18 months old.

*** Shorter working hours**

SMBC offers the possibility of shorter working hours to employees who need to drop children off at a daycare facility and pick them up at the end of the day. There are two types of shortened work schedules: one that allows employees to specify a six-hour working period each day, and another that allows employees to designate one day each week as a holiday.

*** Leave for taking care of elderly or disabled family members**

Employees may take leave to care for a disabled or elderly family member.

Financial support for child rearing

*** Child-care subsidies**

SMBC reimburses employees for up to ¥50,000 in monthly after-school child care and babysitting expenses.

*** Other programe**

To reduce the economic burden on employees of child raising and other family requirements, SMBC offers reduced-fee child care, baby-sitting and other services provided by employee benefit service providers.

SMBC also has a program to help employees returning to the workplace following parental leave. Starting in April 2006, we have been holding monthly seminars for individuals using this leave. The seminars keep these people up-to-date on the recent events at SMBC.



Expanding employment opportunities for persons with disabilities

In line with new legislation to promote the employment of persons with disabilities, SMBC has established a subsidiary, SMBC Green Service Co., Ltd., as part of the bank's overall policy of actively seeking to increase the employment of persons with disabilities within the SMBC group.

In recognition of SMBC Green Service's significant contribution to expanding the employment of persons with disabilities, and providing conditions that enable them to stay at the same workplace for longer, in fiscal 2005 the Osaka Prefectural Government presented the company with an award under its "Compassionate Corporation Program."



●The SMBC Open Lounge

SMBC wants an even more diverse range of potential recruits to gain an understanding of banking operations and career opportunities. For this purpose, we conduct many activities that target university students. In fiscal 2005, we started a seminar called "Banking College for Women," a program aimed specifically at recruiting female university students. This program attracts a large number of participants every year. Activities like this helped raise the share of women to about 40% of all new graduates that we hired for the banking career track (including consumer service specialists) in April 2007.

In March 2007, SMBC sponsored a one-month event called "The SMBC Open Lounge." This event offered university students the chance to speak directly with younger staff members from various units, such as the Consumer Banking, Corporate Banking, International Banking, Investment Banking and Treasury units.


G
F

Developing employee awareness of individual rights

SMBC has laid down as principles to be observed by all its employees in the course of their work: 1) the requirement to respect the individual human dignity of customers and fellow staff members alike at all times; and 2) a prohibition against discrimination or prejudice of any kind against any person or class of persons.

To increase our employees' knowledge of the issues involved in respecting the rights of individuals, we have implemented the following measures:

(1) Group Seminars

The bank provides group seminars for the general managers of departments and branches who are responsible for overseeing their staff. The bank conducts similar seminars for employees newly promoted to management positions, junior staff, and newly-hired employees.

(2) On-the-job Training Sessions

These training sessions are held twice a year at each department and branch, and are presided over by the head of the department or the branch manager. A wide range of themes are addressed, including the treatment of persons with disabilities, sexual harassment, and discrimination on the basis of race or citizenship. These issues all form the subject of intensive discussions.

(3) Submission of Slogans

To raise the level of awareness of individual rights issues within the workplace, we invite our employees to think up slogans for display in the office or in manuals and so on concerning respect for individual rights. Staff at SMBC group companies, as well as temp staff and other non-regular employees are also urged to attend our study sessions and to submit slogans for consideration.

Staff Profile

March 31	2005	2006	2007
Number of employees*	21,020	20,322	19,723
Male	14,635	13,955	13,424
Female	6,385	6,367	6,299
Average age	39.0	39.0	39.0
Male	41.2	41.2	41.1
Female	33.7	34.0	34.4
Average years of service	16.9	16.7	16.6
Male	18.5	18.3	18.1
Female	13.2	13.3	13.5
Ratio of employees with disabilities (% of total)**	2.09%	1.99%	2.03%

* This figure is the number of full-time employees, including employees temporarily dispatched to other companies and organizations. The following have all been excluded from this total: executive officers, employees on short-term contracts, part-time employees, temp-staff employees, and local staff at overseas branches.

** As of March 1

Financial Section and Corporate Data

Financial Section

SMFG

Consolidated Balance Sheets 62

Consolidated Statements of Income........................ 64

Consolidated Statement of Changes in Net Assets.. 65

Consolidated Statement of Stockholders' Equity 65

Consolidated Statements of Cash Flows.................. 66

Notes to Consolidated Financial Statements 68

Independent Auditors' Report 107

SMBC

Supplemental Information... 108

SMFG

Income Analysis (Consolidated) 113

Assets and Liabilities (Consolidated) 116

Capital (Nonconsolidated) 119

Capital Ratio Information (Consolidated)................. 123

SMBC

Income Analysis (Consolidated) 144

Assets and Liabilities (Consolidated) 147

Income Analysis (Nonconsolidated) 149

Deposits (Nonconsolidated) 153

Loans (Nonconsolidated) 155

Securities (Nonconsolidated).................................... 159

Ratios (Nonconsolidated).. 161

Capital (Nonconsolidated) 163

Others (Nonconsolidated) 164

Trust Assets and Liabilities (Nonconsolidated)......... 166

Capital Ratio Information 169

Corporate Data

Sumitomo Mitsui Financial Group, Inc.

Board of Directors, Corporate Auditors, and Executive Officers 171

SMFG Organization 171

Sumitomo Mitsui Banking Corporation

Board of Directors, Corporate Auditors, and Executive Officers 172

SMBC Organization 174

Principal Subsidiaries and Affiliates

Principal Domestic Subsidiaries 176

Principal Overseas Subsidiaries 177

Principal Affiliates 178

International Directory... 179

Consolidated Balance Sheets

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars (Note 1) 2007
Assets			
Cash and due from banks (Note 11)	**¥ 1,927,024**	¥ 5,159,822	**$ 16,318**
Deposits with banks (Notes 11 and 31)	**2,109,831**	1,947,647	**17,866**
Call loans and bills bought	**1,107,078**	651,905	**9,375**
Receivables under resale agreements	**76,551**	117,474	**648**
Receivables under securities borrowing transactions	**2,276,894**	1,956,650	**19,281**
Commercial paper and other debt purchased (Note 31)	**963,916**	633,760	**8,163**
Trading assets (Notes 3, 11 and 31)	**3,277,885**	4,078,025	**27,758**
Money held in trust (Note 31)	**2,924**	2,912	**25**
Securities (Notes 4, 11 and 31)	**20,537,500**	25,505,861	**173,914**
Loans and bills discounted (Notes 5 and 11)	**58,689,322**	57,267,203	**496,988**
Foreign exchanges	**881,436**	947,744	**7,464**
Other assets (Notes 6 and 11)	**3,349,949**	3,403,832	**28,368**
Premises and equipment (Notes 8, 11 and 18)	**—**	806,369	**—**
Tangible fixed assets (Notes 7 and 18)	**817,567**	—	**6,923**
Intangible fixed assets (Note 9)	**234,896**	—	**1,989**
Lease assets (Note 10)	**1,001,346**	999,915	**8,480**
Deferred tax assets (Note 27)	**887,224**	1,051,609	**7,513**
Goodwill	**—**	6,612	**—**
Customers' liabilities for acceptances and guarantees	**3,606,050**	3,508,695	**30,536**
Reserve for possible loan losses	**(889,093)**	(1,035,468)	**(7,529)**
Total assets	**¥100,858,309**	¥107,010,575	**$854,080**

(Continued)

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars (Note 1) 2007
Liabilities, minority interests and net assets/stockholders' equity			
Liabilities			
Deposits (Notes 11 and 12)	**¥ 74,745,441**	¥ 73,542,769	**$632,953**
Call money and bills sold (Note 11)	**2,286,698**	8,016,410	**19,364**
Payables under repurchase agreements (Note 11)	**140,654**	396,205	**1,191**
Payables under securities lending transactions (Note 11)	**1,516,342**	2,747,125	**12,841**
Commercial paper	**—**	10,000	**—**
Trading liabilities (Notes 11 and 13)	**1,942,973**	2,908,158	**16,453**
Borrowed money (Notes 11 and 14)	**3,214,137**	2,133,707	**27,218**
Foreign exchanges	**323,890**	447,722	**2,743**
Short-term bonds (Note 15)	**439,600**	383,900	**3,723**
Bonds (Note 15)	**4,093,525**	4,241,417	**34,664**
Due to trust account	**65,062**	318,597	**551**
Other liabilities (Notes 11 and 16)	**2,981,714**	2,625,594	**25,250**
Reserve for employee bonuses	**27,513**	25,300	**233**
Reserve for employee retirement benefits (Note 29)	**34,424**	36,786	**292**
Reserve for executive retirement benefits	**7,371**	—	**62**
Other reserves (Note 17)	**1,137**	1,141	**10**
Deferred tax liabilities (Note 27)	**50,953**	49,484	**431**
Deferred tax liabilities for land revaluation (Notes 18 and 27)	**49,536**	50,133	**419**
Acceptances and guarantees (Note 11)	**3,606,050**	3,508,695	**30,536**
Total liabilities	**95,527,029**	101,443,151	**808,934**
Net assets (Note 28)			
Capital stock (Note 20)	**1,420,877**	—	**12,032**
Capital surplus	**57,773**	—	**489**
Retained earnings	**1,386,436**	—	**11,740**
Treasury stock (Note 20)	**(123,454)**	—	**(1,045)**
Total stockholders' equity	**2,741,632**	—	**23,216**
Net unrealized gains on other securities (Note 31)	**1,262,135**	—	**10,688**
Net deferred losses on hedges (Note 32)	**(87,729)**	—	**(743)**
Land revaluation excess (Note 18)	**37,605**	—	**319**
Foreign currency translation adjustments	**(30,656)**	—	**(260)**
Total valuation and translation adjustments	**1,181,353**	—	**10,004**
Stock acquisition rights (Note 33)	**14**	—	**0**
Minority interests (Note 19)	**1,408,279**	—	**11,926**
Total net assets	**5,331,279**	—	**45,146**
Total liabilities and net assets	**¥100,858,309**	—	**$854,080**
Minority interests (Note 19)	**—**	1,113,025	**—**
Stockholders' equity			
Capital stock (Note 20)	**—**	1,420,877	**—**
Capital surplus	**—**	1,229,225	**—**
Retained earnings	**—**	992,064	**—**
Land revaluation excess (Note 18)	**—**	38,173	**—**
Net unrealized gains on other securities (Note 31)	**—**	819,927	**—**
Foreign currency translation adjustments	**—**	(41,475)	**—**
Treasury stock (Note 20)	**—**	(4,393)	**—**
Total stockholders' equity	**—**	4,454,399	**—**
Total liabilities, minority interests and stockholders' equity	**—**	¥107,010,575	**—**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

	Millions of yen		Millions of U.S. dollars (Note 1)
Year ended March 31	**2007**	2006	**2007**
Income			
Interest income:			
Interest on loans and discounts	**¥1,404,060**	¥1,228,472	**$11,890**
Interest and dividends on securities	**369,770**	317,352	**3,131**
Interest on receivables under resale agreements	**7,098**	6,767	**60**
Interest on receivables under securities borrowing transactions	**4,857**	613	**41**
Interest on deposits with banks	**96,763**	59,875	**819**
Other interest income	**96,517**	49,519	**817**
Trust fees	**3,508**	8,631	**30**
Fees and commissions (Note 21)	**705,998**	703,928	**5,979**
Trading profits (Note 22)	**127,561**	32,807	**1,080**
Other operating income (Note 23)	**1,003,632**	1,144,147	**8,499**
Other income (Note 24)	**128,017**	250,973	**1,084**
Total income	**3,947,786**	3,803,089	**33,430**
Expenses			
Interest expenses:			
Interest on deposits	**500,555**	279,526	**4,239**
Interest on borrowings and rediscounts	**50,984**	35,055	**432**
Interest on payables under repurchase agreements	**18,354**	7,447	**155**
Interest on payables under securities lending transactions	**60,856**	58,292	**515**
Interest on bonds and short-term bonds	**91,223**	86,386	**773**
Other interest expenses	**88,502**	34,285	**750**
Fees and commissions (Note 21)	**96,812**	84,336	**820**
Trading losses (Note 22)	**1,936**	—	**16**
Other operating expenses (Note 25)	**1,004,370**	876,635	**8,505**
General and administrative expenses	**888,561**	853,796	**7,524**
Provision for reserve for possible loan losses	**23,663**	163,549	**200**
Other expenses (Note 26)	**315,175**	280,414	**2,669**
Total expenses	**3,140,996**	2,759,726	**26,598**
Income before income taxes and minority interests	**806,790**	1,043,362	**6,832**
Income taxes (Note 27):			
Current	**87,818**	69,818	**744**
Deferred	**218,770**	226,901	**1,853**
Minority interests in net income	**58,850**	59,800	**498**
Net income	**¥ 441,351**	¥ 686,841	**$ 3,737**

	Yen		U.S. dollars (Note 1)
Per share data (Note 36):			
Net income	**¥57,085.83**	¥94,733.62	**$ 483.41**
Net income — diluted	**51,494.17**	75,642.93	**436.06**
Declared dividends on common stock	**7,000**	3,000	**59.28**
Declared dividends on preferred stock (Type 1)	**—**	10,500	**—**
Declared dividends on preferred stock (Type 2)	**—**	28,500	**—**
Declared dividends on preferred stock (Type 3)	**—**	13,700	**—**
Declared dividends on preferred stock (1st to 12th series Type 4)	**135,000**	135,000	**1,143.20**
Declared dividends on preferred stock (1st series Type 6)	**88,500**	88,500	**749.43**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Net Assets

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

	Millions of yen												
	Stockholders' equity					Valuation and translation adjustments							
Year ended March 31, 2007	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,229,225	¥ 992,064	¥ (4,393)	¥3,637,773	¥ 819,927	¥ —	¥38,173	¥(41,475)	¥ 816,625	¥—	¥1,113,025	¥5,567,424
Changes in the year													
Increase due to exchange of shares		221,365			221,365								221,365
Cash dividends			(47,951)		(47,951)								(47,951)
Net income			441,351		441,351								441,351
Acquisition of own shares				(1,519,599)	(1,519,599)								(1,519,599)
Disposal of treasury shares		3,459		4,260	7,720								7,720
Retirement of treasury shares		(1,396,277)		1,396,277	—								—
Increase due to increase in subsidiaries			396		396								396
Increase due to decrease in subsidiaries			22		22								22
Decrease due to increase in subsidiaries			(16)		(16)								(16)
Decrease due to decrease in subsidiaries			(5)		(5)								(5)
Transfer from land revaluation excess			575		575								575
Net changes in the items other than stockholders' equity in the year						442,207	(87,729)	(568)	10,818	364,728	14	295,254	659,996
Net changes in the year	—	(1,171,452)	394,372	(119,061)	(896,141)	442,207	(87,729)	(568)	10,818	364,728	14	295,254	(236,144)
Balance at March 31, 2007	¥1,420,877	¥ 57,773	¥1,386,436	¥ (123,454)	¥2,741,632	¥1,262,135	¥(87,729)	¥37,605	¥(30,656)	¥1,181,353	¥14	¥1,408,279	¥5,331,279

	Millions of U.S. dollars (Note 1)												
	Stockholders' equity					Valuation and translation adjustments							
Year ended March 31, 2007	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	$12,032	$10,409	$ 8,401	$ (37)	$30,805	$ 6,943	$ —	$323	$(351)	$ 6,915	$—	$ 9,426	$47,146
Changes in the year													
Increase due to exchange of shares		1,875			1,875								1,875
Cash dividends			(406)		(406)								(406)
Net income			3,737		3,737								3,737
Acquisition of own shares				(12,868)	(12,868)								(12,868)
Disposal of treasury shares		29		36	65								65
Retirement of treasury shares		(11,824)		11,824	—								—
Increase due to increase in subsidiaries			3		3								3
Increase due to decrease in subsidiaries			0		0								0
Decrease due to increase in subsidiaries			(0)		(0)								(0)
Decrease due to decrease in subsidiaries			(0)		(0)								(0)
Transfer from land revaluation excess			5		5								5
Net changes in the items other than stockholders' equity in the year						3,745	(743)	(4)	91	3,089	0	2,500	5,589
Net changes in the year	—	(9,920)	3,339	(1,008)	(7,589)	3,745	(743)	(4)	91	3,089	0	2,500	(2,000)
Balance at March 31, 2007	$12,032	$ 489	$11,740	$ (1,045)	$23,216	$10,688	$(743)	$319	$(260)	$10,004	$ 0	$11,926	$45,146

See accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

	Millions of yen							
Year ended March 31, 2006	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2005	¥1,352,651	¥ 974,346	¥329,963	¥57,853	¥410,653	¥(79,883)	¥(269,857)	¥2,775,728
Issuance of common stocks	68,225	68,225						136,451
Change due to increase in consolidated subsidiaries			(2)					(2)
Change due to decrease in affiliates			1					1
Gains on disposal of treasury stock		186,653						186,653
Transfer of land revaluation excess			19,649	(19,649)				—
Change in equity of consolidated subsidiary and others				(29)				(29)
Cash dividends paid			(44,389)					(44,389)
Net income			686,841					686,841
Change in net unrealized gains on other securities					409,273			409,273
Change in foreign currency translation adjustments						38,408		38,408
Change in treasury stock							265,463	265,463
Balance at March 31, 2006	¥1,420,877	¥1,229,225	¥992,064	¥38,173	¥819,927	¥(41,475)	¥ (4,393)	¥4,454,399

Consolidated Statements of Cash Flows

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars (Note 1) 2007
1. Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 806,790	¥ 1,043,362	$ 6,832
Depreciation of premises, equipment and others	—	82,671	—
Depreciation of fixed assets	78,869	—	668
Depreciation of lease assets	335,399	336,871	2,840
Losses on impairment of fixed assets	30,548	12,303	259
Amortization of goodwill	4,858	6,270	41
Equity in (earnings) losses of affiliates	104,170	(31,887)	882
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	(5,072)	(63,257)	(43)
Net change in reserve for possible loan losses	(146,971)	(241,530)	(1,245)
Net change in reserve for employee bonuses	2,128	1,403	18
Net change in reserve for employee retirement benefits	(2,639)	1,993	(22)
Net change in reserve for executive retirement benefits	7,371	—	62
Net change in reserve for expenses related to EXPO 2005 Japan	—	(231)	—
Interest income	(1,979,069)	(1,662,600)	(16,759)
Interest expenses	810,476	500,993	6,863
Net (gains) losses on securities	71,686	(27,853)	607
Net gains from money held in trust	(0)	(13)	(0)
Net exchange gains	(103,541)	(175,815)	(877)
Net gains from disposal of premises and equipment	—	(551)	—
Net losses from disposal of fixed assets	3,067	—	26
Net gains from disposal of lease assets	(1,364)	(3,235)	(12)
Net change in trading assets	767,067	(225,005)	6,496
Net change in trading liabilities	(969,090)	746,642	(8,206)
Net change in loans and bills discounted	(1,376,693)	(2,311,499)	(11,658)
Net change in deposits	1,307,266	2,210,634	11,070
Net change in negotiable certificates of deposit	(136,304)	(8,026)	(1,154)
Net change in borrowed money (excluding subordinated debt)	1,141,752	90,612	9,668
Net change in deposits with banks	(157,092)	175,960	(1,330)
Net change in call loans and bills bought and others	(612,297)	342,387	(5,185)
Net change in receivables under securities borrowing transactions	(320,243)	(1,388,310)	(2,712)
Net change in call money and bills sold and others	(5,994,528)	3,027,037	(50,762)
Net change in commercial paper	(10,000)	(364,100)	(85)
Net change in payables under securities lending transactions	(1,230,782)	(1,120,876)	(10,422)
Net change in foreign exchanges (assets)	66,917	(46,473)	567
Net change in foreign exchanges (liabilities)	(124,047)	(31,381)	(1,050)
Net change in short-term bonds (liabilities)	55,700	382,900	472
Issuance and redemption of bonds (excluding subordinated bonds)	(198,091)	(365,646)	(1,677)
Net change in due to trust account	(253,534)	268,140	(2,147)
Interest received	1,966,949	1,691,320	16,656
Interest paid	(774,678)	(509,760)	(6,560)
Other, net	197,841	(104,996)	1,675
Subtotal	(6,637,179)	2,238,450	(56,204)
Income taxes paid	(123,561)	(30,096)	(1,047)
Net cash (used in) provided by operating activities	(6,760,740)	2,208,354	(57,251)

(Continued)

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars (Note 1) 2007
2. Cash flows from investing activities:			
Purchases of securities	**(35,085,809)**	(43,620,790)	**(297,111)**
Proceeds from sale of securities	**21,544,154**	33,089,259	**182,438**
Proceeds from maturity of securities	**18,886,454**	10,164,213	**159,933**
Purchases of money held in trust	**—**	(2,851)	**—**
Proceeds from sale of money held in trust	**—**	3,789	**—**
Purchases of premises and equipment	**—**	(43,066)	**—**
Purchases of tangible fixed assets	**(193,614)**	—	**(1,640)**
Proceeds from sale of premises and equipment	**—**	17,733	**—**
Proceeds from sale of tangible fixed assets	**8,474**	—	**72**
Purchases of intangible fixed assets	**(57,506)**	—	**(487)**
Proceeds from sale of intangible fixed assets	**6**	—	**0**
Purchases of lease assets	**(383,526)**	(380,894)	**(3,248)**
Proceeds from sale of lease assets	**48,392**	55,186	**410**
Proceeds from sale of stocks of subsidiaries	**3,745**	54,937	**32**
Purchases of stocks of subsidiaries	**(1,317)**	—	**(11)**
Net cash provided by (used in) investing activities	**4,769,454**	(662,482)	**40,388**
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	**20,000**	103,000	**169**
Repayment of subordinated debt	**(83,000)**	(215,884)	**(703)**
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	**196,951**	431,458	**1,668**
Repayment of subordinated bonds and bonds with stock acquisition rights	**(181,283)**	(198,800)	**(1,535)**
Proceeds from issuance of stocks	**—**	136,451	**—**
Dividends paid	**(47,926)**	(44,373)	**(406)**
Proceeds from minority stockholders	**360,362**	59,640	**3,052**
Dividends paid to minority stockholders	**(46,724)**	(42,366)	**(396)**
Purchases of treasury stock	**(1,474,644)**	(2,209)	**(12,487)**
Proceeds from disposal of treasury stock	**11,320**	452,549	**96**
Net cash (used in) provided by financing activities	**(1,244,945)**	679,464	**(10,542)**
4. Effect of exchange rate changes on cash and due from banks	**3,434**	3,840	**29**
5. Net change in cash and due from banks	**(3,232,797)**	2,229,177	**(27,376)**
6. Cash and due from banks at beginning of year	**5,159,822**	2,930,645	**43,694**
7. Change in cash and due from banks due to newly consolidated subsidiaries	**0**	—	**0**
8. Change in cash and due from banks due to exclusion of consolidated subsidiaries	**—**	(0)	**—**
9. Cash and due from banks at end of year	**¥ 1,927,024**	¥ 5,159,822	**$ 16,318**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Years ended March 31, 2007 and 2006

1. Basis of Presentation

Sumitomo Mitsui Financial Group, Inc. ("SMFG") was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (*kabushiki iten*) of all of the outstanding equity securities of former Sumitomo Mitsui Banking Corporation ("former SMBC") in exchange for SMFG's newly issued securities. SMFG is a joint stock corporation with limited liability (*Kabushiki Kaisha*) incorporated under the former Commercial Code of Japan. Upon formation of SMFG and completion of the statutory share transfer, former SMBC became a direct wholly-owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

The accompanying consolidated financial statements have been restructured and translated into English from the consolidated financial statements of SMFG prepared in accordance with Japanese GAAP.

Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2007, which was ¥118.09 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

2. Significant Accounting Policies

(1) Consolidation and equity method

(a) Scope of consolidation

Japanese accounting standards on consolidated financial statements require a company to consolidate any subsidiaries of which the company substantially controls the operations, even if it is not a majority owned subsidiary. Control is defined as the power to govern the decision making body of an enterprise.

(i) Consolidated subsidiaries

The number of consolidated subsidiaries is as follows:

March 31	2007	2006
Consolidated subsidiaries	181	162

Principal companies:

Sumitomo Mitsui Banking Corporation ("SMBC")
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited ("SMBC Leasing")
Sumitomo Mitsui Card Company, Limited ("SMCC")
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd. ("SMBC Friend Securities")
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the fiscal year ended March 31, 2007 are as follows:

Forty-two companies including JRI Solution Ltd. were newly consolidated due to establishment and other reasons.

Four companies including SUMIGIN GUARANTEE COMPANY, LIMITED were excluded from the scope of consolidation because they were no longer subsidiaries due to merger and other reasons. Also, nineteen companies including SMLC MAHOGANY CO., LTD. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(ii) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and twenty-four subsidiaries including S.B.L. Jupiter Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of consolidation.

(b) Application of the equity method

Japanese accounting standards also require any unconsolidated subsidiaries and affiliates over the financial and operating policies of which SMFG is able to exercise material influence to be accounted for by the equity method.

(i) Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method is as follows:

March 31	2007	2006
Unconsolidated subsidiaries	3	3

Principal company:

SBCS Co., Ltd.

(ii) Affiliates accounted for by the equity method

The number of affiliates accounted for by the equity method is as follows:

March 31	2007	2006
Affiliates	59	60

Principal companies:

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
NIF SMBC Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

Changes in affiliates accounted for by the equity method in the fiscal year ended March 31, 2007 are as follows:

Four companies including NIFSMBC-V2006S1 Investment Enterprise Partnership newly became affiliated companies accounted for by the equity method due to establishment and other reasons.

Five companies including SMFC Holdings (Cayman) Limited were excluded from the scope of affiliated companies accounted for by the equity method because they were no longer affliated companies due to liquidation and other reasons.

(iii) Unconsolidated subsidiaries that are not accounted for by the equity method

One hundred and twenty-four subsidiaries including S.B.L. Jupiter Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

(iv) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

(c) The balance sheet dates of consolidated subsidiaries

(i) The balance sheet dates of the consolidated subsidiaries are as follows:

March 31	2007	2006
June 30	2	2
July 31	1	—
September 30	7	5
October 31	2	1
November 30	2	2
December 31	70	64
January 31	1	1
February 28	3	2
March 31	93	85

A consolidated overseas subsidiary changed its balance sheet date from December 31 to March 31 in the fiscal year ended March 31, 2007. Therefore, SMFG's consolidated financial statements include the subsidiary's earnings for the 15month period from January 1, 2006 to March 31, 2007. However, this change had no material impact on the consolidated financial statements.

(ii) The subsidiaries whose balance sheet dates are June 30, September 30 and November 30 are consolidated after the accounts were provisionally closed as of March 31 for the purpose of consolidation. In case of the subsidiary whose balance sheet date is July 31, it is consolidated after the accounts were provisionally closed as of January 31. As for the subsidiaries whose balance sheet dates are October 31, their financial statements are consolidated based on the provisional financial statements closed as of January 31 and March 31, respectively. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments are made for material transactions during the periods from their respective balance sheet dates to the consolidated balance sheet date.

(2) Statements of cash flows

(a) For the purposes of presenting the consolidated statements of cash flows, cash and cash equivalents represent cash and due from banks.

(b) In accordance with the change in presentation of "Premises and equipment" in the consolidated balance sheet as of March 31, 2007, "Depreciation of premises, equipment and others" is presented as "Depreciation of fixed assets." "Net (gains) losses from disposal of premises and equipment" is also renamed as "Net (gains) losses from disposal of fixed assets." In addition, "Purchases of premises and equipment" and "Proceeds from sale of premises and equipment" are presented as "Purchases of tangible fixed assets" and "Proceeds from sale of tangible fixed assets," respectively.

(c) In accordance with the change in presentation of consolidated balance sheet as of March 31, 2007, software which had been included in "Other assets" is included in "Intangible fixed assets." Therefore, payments or proceeds from purchase or sale of software which had been included in "Other, net" in "Cash flows from operating activities" are included in "Purchases of intangible fixed assets" and "Proceeds from sale of intangible fixed assets" in "Cash flows from investing activities."

(d) Material non-monetary transactions

Capital surplus increased by ¥221,365 million ($1,875 million) because SMFG made SMBC Friend Securities into a wholly-owned subsidiary through a share exchange and delivered common stocks in the fiscal year ended March 31, 2007.

(3) Trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" or "Trading losses."

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

"Trading profits" and "Trading losses" include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(4) Securities

As for securities other than trading purposes, debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.

Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets," after deducting the amount that is reflected in the fiscal year's earnings by applying fair value hedge accounting.

Securities included in money held in trust are carried in the same method as for securities mentioned above.

(5) Derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(6) Hedge accounting

(a) Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (Japanese Institute of Certified Public Accountants ("JICPA") Industry Audit Committee Report No.24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts. As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. Gross amounts of deferred hedge losses and gains on "macro hedge" (prior to application of tax effect accounting) at March 31, 2007 were ¥41,522 million ($352 million) and ¥29,583 million ($251 million), respectively.

(b) Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

(7) Non-accrual loans

Loans are generally placed on non-accrual status when their borrowers are classified as Bankrupt, Effectively Bankrupt or Potentially Bankrupt under the self-assessment rule (see (11) Reserve for possible loan losses).

(8) Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value at March 31, 2007 and 2006 was ¥915,318 million ($7,751 million) and ¥891,160 million, respectively, and bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought that were rediscounted by the banking subsidiaries accounted for ¥2,918 million of the total amount at March 31, 2006.

(9) Tangible fixed assets and leases assets

Tangible fixed assets owned by SMFG and SMBC are generally stated at cost less accumulated depreciation. Depreciation of tangible fixed assets and equipment is calculated using the straight-line method and the declining-balance method over the estimated useful lives of the respective assets, respectively. The estimated useful lives of major items are as follows:

Buildings: 7 to 50 years
Equipment: 2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

(10) Intangible fixed assets

Depreciation of intangible fixed assets is calculated using the straight-line method.

Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

(11) Reserve for possible loan losses

Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows ("DCF") method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans" whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥490,123 million ($4,150 million) and ¥799,143 million at March 31, 2007 and 2006, respectively.

(12) Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the respective fiscal year.

(13) Reserve for employee retirement benefits

Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over nine years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over nine years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(14) Reserve for executive retirement benefits

Reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

Retirement benefits to directors, corporate auditors and other executive officers were formerly expensed when they were paid. However, "Treatment for Auditing of Reserve under Special Taxation Measures Law and Reserve under Special Laws" (JICPA Audit Committee Report No.42, issued on September 21, 1982) was revised and "Treatment for Auditing of Reserve under Special Taxation Measures Law,

Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No.42) was announced on April 13, 2007. In accordance with this accounting change, from March 31, 2007, SMFG started recording "reserve for executive retirement benefits" in order to recognize periodic gains (losses) more proper by allocating the estimated retirement benefits to the tenure of the relevant executives. As a result, "Income before income taxes and minority interests" decreased by ¥7,371 million ($62 million) as compared with the former method.

Consolidated financial statements for the six months ended September 30, 2006 were accounted for under the former method because this accounting change was announced on April 13, 2007. Accordingly, "Income before income taxes and minority interests" for the six months were excessively recorded by ¥6,241 million ($53 million) as compared with the revised method.

(15) Other reserves

Reserves required by special laws are provided as follows:

(a) Reserve for contingent liabilities from financial futures transactions is provided in accordance with Article 81 of the Financial Futures Transaction Law and Article 29 of the Enforcement Ordinance on the Financial Futures Transaction Law, in order to cover losses arising from financial futures transactions.

(b) Reserve for contingent liabilities from securities transactions is provided in accordance with Article 51 of the Securities and Exchange Law in provision for losses arising from securities transactions.

(16) Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(17) Lease transactions

Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for by the same method as operating leases.

Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

(18) Valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries including the portion attributable to the minority stockholders are valuated for consolidation at fair value when SMFG acquires control.

(19) Amortization of goodwill

Goodwill on SMBC Friend Securities, SMBC Leasing and SMCC is amortized using the straight-line method over twenty years, five years and five years, respectively, and goodwill on other companies is charged or credited to income directly when incurred.

(20) Issuance of new shares and sale of treasury shares

On January 31, 2006, SMFG issued 80,000 new shares of common stock at ¥1,130,500 per share (issue price) for final allocation by underwriters at ¥1,166,200 per share (offer price). Furthermore, in connection with the over-allotment of 40,700 shares of common stock offered for sale at ¥1,166,200 per share (sales price) in the public offering, SMFG issued on February 28, 2006 the same number of new shares of common stock at ¥1,130,500 per share (issue price) through third-party allocation to the underwriter who conducted the over-allotment. The purchase agreement for the offering prescribes that the total amount of issue price be treated as the total amount of subscription price and no underwriting commission be paid. Accordingly, other expenses do not include the amount equivalent to the underwriting commission for the offering. Out of the issue price per share, ¥565,250 is accounted for as capital stock and ¥565,250 as capital surplus.

Also, on January 31, 2006, SMFG disposed of 400,000 shares of treasury stock at ¥1,130,500 per share (disposal price) for final allocation by underwriters at ¥1,166,200 per share (sales price). The purchase agreement for the offering prescribes that the total amount of disposal price be treated as the total amount of subscription price and no underwriting commission be paid. Accordingly, other expenses do not include the amount equivalent to the underwriting commission for the offering. The difference between the disposal price and the book value of the treasury stock sold in the offering is accounted for as capital surplus.

(21) Impairment of fixed assets

Effective April 1, 2005, SMFG has applied "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment on Fixed Assets," issued by the Business Accounting Council ("BAC") on August 9, 2002) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No.6, issued by the Accounting Standards Board of Japan ("ASBJ") on October 31, 2003). As a result, income before income taxes and minority interests for the fiscal year ended March 31, 2006 decreased by ¥11,523 million compared with the former method.

In the banking industry, fixed assets are stated at cost less accumulated depreciation pursuant to the Enforcement Ordinance of the Banking Law and the accumulated impairment loss is also deducted from the book value of each asset.

(22) Application of new accounting standards

(a) "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8, issued on December 9, 2005) were applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, SMFG has changed its consolidated balance sheet presentation as follows:

(i) Former "Stockholders' equity" is renamed as "Net assets," which consists of stockholders' equity, valuation and translation adjustments, stock acquisition rights and minority interests. The amount corresponding to former stockholders' equity at March 31, 2007 was ¥4,010,715 million ($33,963 million).

(ii) "Minority interests" which were presented below liabilities section are presented in net assets.

(iii) Deferred unrealized losses or gains on hedging instruments which were included in "Other assets" or "Other liabilities" on a net basis are presented as "Net deferred gains (losses) on hedges" in valuation and translation adjustments after deducting tax effect on a net basis.

(b) "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (ASBJ Practical Issues Task Force No.20, issued on September 8, 2006) was applicable from on and after the fiscal year ending September 8, 2006, the announcement date, and SMFG has applied the new accounting pronouncement. This accounting change had no material impact on the consolidated financial statements.

(c) "Accounting Standard for Share-based Payment" (ASBJ Statement No.8, issued on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (ASBJ Guidance No.11, issued on May 31, 2006) were applicable to the stock options which are granted on and after May 1, 2006. As a result, SMFG has applied the new accounting standards from the fiscal year beginning on April 1, 2006. This accounting change had no material impact on the consolidated financial statements.

(d) "Accounting Standards for Business Combinations" ("Opinion Concerning Establishment of Accounting Standards for Business Combinations," issued by the BAC on October 31, 2003), "Accounting Standard for Business Divestitures" (ASBJ Statement No.7, issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No.10, issued on December 22, 2006) were applicable from the fiscal year beginning on April 1, 2006. Effective April 1, 2006, SMFG has applied the new accounting standards.

(e) SMFG previously recognized deferred bond discounts as assets and amortized them over the redemption periods. On August 11, 2006, "Accounting Standard for Financial Instruments" (issued by the BAC on January 22, 1999) was revised by ASBJ Statement No.10 "Accounting Standards for Financial Instruments," and the revised accounting standards were applicable from on and after the fiscal year ending August 11, 2006. SMFG applied the revised accounting standards and bonds were carried at the amounts calculated based on amortized cost (straight-line method) on the consolidated balance sheet. As a result, deferred bond discounts in "Other assets" and "Bonds" each decreased by ¥2,308 million ($20 million) compared with the former method.

Deferred bond discounts, which were recognized on the consolidated balance sheet at March 31, 2006, were accounted for by the former method pursuant to "Tentative Solution on Accounting for Deferred Assets" (ASBJ Practical Issues Task Force No.19, issued on August 11, 2006) and amortized over the redemption periods and the unamortized balances have been deducted from bonds balances.

(23) Changes in presentation

The Enforcement Ordinance of the Banking Law was revised on April 28, 2006 and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, SMFG has changed its consolidated financial statement presentation as follows:

(a) "Premises and equipment" are separately presented as "Tangible fixed assets," "Intangible fixed assets" and "Other assets."

(b) "Goodwill" which had been separately presented in assets section is included in "Intangible fixed assets." As a result, amortization of goodwill which was accounted for as "Other expenses" in "Expenses" is accounted for as amortization of intangible fixed assets and included in "General and administrative expenses."

(24) Basic agreement on strategic joint businesses in leasing and auto leasing

SMFG, SMBC Leasing and SMBC Auto Leasing Company, Limited ("SMBC Auto Leasing") reached a basic agreement to pursue strategic joint businesses in leasing and auto leasing with Sumitomo Corporation, Sumisho Lease Co., Ltd. ("Sumisho Lease") and Sumisho Auto Leasing Corporation ("Sumisho Auto Lease") on October 13, 2006. Based on the agreement, SMBC Leasing and Sumisho Lease plan to merge on October 1, 2007, and the merged company is expected to be a consolidated subsidiary of SMFG, which will have 55% of the voting rights. The merger is regarded as an acquisition under "Accounting Standards for Business Combinations," and SMFG will recognize goodwill. However, the amount of goodwill is undetermined at this time.

SMBC Auto Leasing and Sumisho Auto Lease also plan to merge on October 1, 2007.

3. Trading Assets

Trading assets at March 31, 2007 and 2006 consisted of the following:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Trading securities	¥ 53,288	¥ 163,042	$ 451
Derivatives of trading securities	373	275	3
Derivatives of securities related to trading transactions	2,344	4,162	20
Trading-related financial derivatives	2,125,214	2,984,988	17,997
Other trading assets	1,096,664	925,557	9,287
	¥3,277,885	¥4,078,025	$27,758

4. Securities

Securities at March 31, 2007 and 2006 consisted of the following:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Japanese government bonds*1	¥ 7,640,069	¥11,566,093	$ 64,697
Japanese local government bonds	571,103	607,777	4,836
Japanese corporate bonds	4,066,497	3,958,181	34,436
Japanese stocks*1, 2	4,747,601	4,500,639	40,203
Other*2	3,512,228	4,873,169	29,742
	¥20,537,500	¥25,505,861	$173,914

*1 Unsecured loaned securities for which borrowers have the right to sell or pledge in the amount of ¥2,188 million ($19 million) and ¥1,331 million are included in Japanese government bonds and Japanese stocks at March 31, 2007 and 2006, respectively.
As for the unsecured borrowed securities for which SMBC has the right to sell or pledge, and the securities which SMBC purchased under resale agreements, and that are permitted to be sold or pledged without restrictions, ¥2,088,859 million ($17,689 million) of securities are pledged, and ¥154,192 million ($1,306 million) of securities are held in hand at March 31, 2007. The respective amounts at March 31, 2006 were ¥1,713,027 million and ¥199,720 million.

*2 Japanese stocks and other include investments in unconsolidated subsidiaries and affiliates of ¥430,090 million ($3,642 million) and ¥498,660 million at March 31, 2007 and 2006, respectively.

5. Loans and Bills Discounted

(1) Loans and bills discounted at March 31, 2007 and 2006 consisted of the following:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Bills discounted	¥ 454,164	¥ 432,795	$ 3,846
Loans on notes	3,781,841	4,022,517	32,025
Loans on deeds	46,485,666	44,949,655	393,646
Overdrafts	7,967,649	7,862,235	67,471
	¥58,689,322	¥57,267,203	$496,988

(2) Loans and bills discounted included the following "Risk-monitored loans" stipulated in the Banking Law:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Risk-monitored loans:			
Bankrupt loans*1	¥ 60,715	¥ 59,332	$ 514
Non-accrual loans*2	507,289	714,366	4,296
Past due loans (3 months or more)*3	22,018	24,571	187
Restructured loans*4	477,362	444,889	4,042
	¥1,067,386	¥1,243,160	$9,039

*1 "Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

*2 "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

*3 "Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

*4 "Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

(3) Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2007 and 2006 were ¥40,947,052 million ($346,744 million) and ¥38,176,896 million, respectively, and the amounts of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time at March 31, 2007 and 2006 were ¥34,769,824 million ($294,435 million) and ¥32,754,665 million, respectively.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after the contracts are made.

6. Other Assets

Other assets at March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Prepaid expenses	¥ 38,293	¥ 36,731	$ 324
Accrued income	280,115	275,870	2,372
Deferred assets	725,893	702,914	6,147
Financial derivatives*	702,211	814,433	5,947
Other	1,603,435	1,573,880	13,578
	¥3,349,949	¥3,403,832	$28,368

* Net amount of deferred unrealized losses on hedging instruments to which deferred hedge accounting is applied is reported as deferred losses on hedge and is included in "Financial derivatives." Gross deferred unrealized losses and gains on hedging instruments before netting at March 31, 2006 were ¥610,517 million and ¥436,183 million, respectively.

7. Tangible Fixed Assets

Tangible fixed assets at March 31, 2007 consisted of the following:

	Millions of yen	Millions of U.S. dollars
March 31	2007	2007
Buildings	¥226,593	$1,919
Land*	476,059	4,031
Construction in progress	703	6
Other tangible fixed assets	114,211	967
Total	¥817,567	$6,923
Accumulated depreciation	¥555,288	$4,702

* Includes land revaluation excess referred to in Note 18.

8. Premises and Equipment

Premises and equipment at March 31, 2006 consisted of the following:

	Millions of yen
March 31	2006
Land*	¥ 396,667
Buildings	493,406
Equipment and others	462,967
Total	1,353,041
Accumulated depreciation	(546,672)
	¥ 806,369

* Includes land revaluation excess referred to in Note 18.

9. Intangible Fixed Assets

Intangible fixed assets at March 31, 2007 consisted of the following:

March 31	Millions of yen 2007	Millions of U.S. dollars 2007
Software	¥123,151	$1,043
Goodwill	100,850	854
Other intangible fixed assets	10,894	92
	¥234,896	$1,989

10. Lease Assets

Lease assets at March 31, 2007 and 2006 were as follows:

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Equipment and others	¥2,593,445	¥2,564,601	$21,962
Accumulated depreciation	(1,592,098)	(1,564,686)	(13,482)
	¥1,001,346	¥ 999,915	$ 8,480

11. Assets Pledged as Collateral

Assets pledged as collateral at March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Assets pledged as collateral			
Cash and due from banks and Deposits with banks	¥ 104,328	¥ 79,117	$ 883
Trading assets	202,292	114,551	1,713
Securities	3,043,253	9,229,645	25,771
Loans and bills discounted	934,423	1,552,435	7,913
Other assets (installment account receivable etc.)	1,946	1,131	16
Liabilities corresponding to assets pledged as collateral			
Deposits	20,588	19,111	174
Call money and bills sold	1,335,000	6,996,598	11,305
Payables under repurchase agreements	128,695	383,597	1,090
Payables under securities lending transactions	1,250,450	2,543,261	10,589
Trading liabilities	84,532	196,137	716
Borrowed money	1,112,257	27,019	9,419
Other liabilities	23,207	36,317	197
Acceptances and guarantees	167,153	157,658	1,415

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2007 and 2006:

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Cash and due from banks and Deposits with banks	¥ 6,761	¥ 6,729	$ 57
Trading assets	500,158	665,395	4,235
Securities	3,946,194	4,072,275	33,417
Loans and bills discounted	535,770	—	4,537

Other assets included surety deposits and intangibles of ¥94,129 million ($797 million) and initial margins of futures markets of ¥3,140 million ($27 million) at March 31, 2007.

Premises and equipment included surety deposits and intangibles of ¥97,162 million, and other assets included initial margins of futures markets of ¥14,631 million at March 31, 2006.

12. Deposits

Deposits at March 31, 2007 and 2006 consisted of the following:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Current deposits	¥ 6,631,965	¥ 7,043,924	$ 56,160
Ordinary deposits	33,667,482	33,369,831	285,100
Savings deposits	933,026	1,025,890	7,901
Deposits at notice	5,364,306	4,458,093	45,426
Time deposits	22,279,749	20,866,095	188,667
Negotiable certificates of deposit	2,589,217	2,708,643	21,926
Other deposits	3,279,695	4,070,290	27,773
	¥74,745,441	¥73,542,769	$632,953

13. Trading Liabilities

Trading liabilities at March 31, 2007 and 2006 consisted of the following:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Trading securities sold for short sales	¥ 16,415	¥ 119,337	$ 139
Derivatives of trading securities	288	1,238	2
Derivatives of securities related to trading transactions	1,975	4,079	17
Trading-related financial derivatives	1,924,294	2,783,503	16,295
	¥1,942,973	¥2,908,158	$16,453

14. Borrowed Money

Borrowed money at March 31, 2007 and 2006 consisted of the following:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007	Average interest rate*1	Due
Bills rediscounted	¥ —	¥ 2,918	$ —	—%	—
Other borrowings*2	3,214,137	2,130,788	27,218	1.27	Jan. 2007 — Perpetual
	¥3,214,137	¥2,133,707	$27,218	1.27%	

*1 Average interest rate represents the weighted average interest rate based on the balances and rates at respective year-end of SMBC and other consolidated subsidiaries.

*2 Includes subordinated debt of ¥559,500 million ($4,738 million) and ¥622,500 million at March 31, 2007 and 2006, respectively.

The repayment schedule within five years on borrowed money at March 31, 2007 was as follows:

March 31	Millions of yen 2007	Millions of U.S. dollars 2007
Within 1 year	¥1,832,734	$15,520
After 1 year through 2 years	212,380	1,798
After 2 years through 3 years	222,596	1,885
After 3 years through 4 years	151,006	1,279
After 4 years through 5 years	137,446	1,164

15. Bonds

Bonds at March 31, 2007 and 2006 consisted of the following:

March 31

Issuer / Description	Millions of yen*1 2007	Millions of yen*1 2006	Millions of U.S. dollars 2007	Interest rate*2 (%)	Due
SMBC:					
Straight bonds, payable in Yen	¥1,692,060	¥1,883,760	$14,329	0.52–2.625	Apr. 2007–May 2025
	[405,500]	[390,781]			
Straight bonds, payable in Euroyen	38,900	22,900	329	1.50–22.15	Mar. 2012–Feb. 2037
Subordinated bonds, payable in Yen	519,880	450,000	4,402	1.71–2.62	Jun. 2010–Feb. 2017
Subordinated bonds, payable in Euroyen	731,300	774,800	6,193	0.92–2.97	May 2011–Perpetual
Subordinated bonds, payable in U.S. dollars	350,461	349,385	2,968	5.625–8.15	Nov. 2011–Perpetual
	($2,967,747 thousand)	($2,974,000 thousand)			
Subordinated bonds, payable in British pound sterling	2,782	2,462	24	6.98	Perpetual
	(£12,000 thousand)	(£12,000 thousand)			
Subordinated bonds, payable in Euro	109,261	99,960	925	4.375	Perpetual
	(€694,207 thousand)	(€700,000 thousand)			
Subordinated bonds, payable in Euro	196,341	178,500	1,663	4.375	Oct. 2014
	(€1,247,482 thousand)	(€1,250,000 thousand)			
Other consolidated subsidiaries:					
Straight bonds, payable in Yen	174,504	197,181	1,477	0.2535–4.50	Apr. 2007–Oct. 2024
	[64,902]	[85,893]			
Straight bonds, payable in U.S. dollars	2,382	3,886	20	5.77188–7.00	Sep. 2007–May 2009
	($20,000 thousand)	($33,000 thousand)			
	[1,191]	[1,525]			
Straight bonds, payable in British pound sterling	1,866	1,622	16	3.95	Oct. 2008
	(£8,000 thousand)	(£8,000 thousand)			
Subordinated bonds, payable in Yen	155,694	159,478	1,318	0.98188–4.95	Dec. 2007–Perpetual
	[500]	[1,993]			
Subordinated bonds, payable in U.S. dollars	118,090	117,480	1,000	8.50	Jun. 2009
	($1,000,000 thousand)	($1,000,000 thousand)			
Short-term bonds	439,600	383,900	3,723	0.4888–0.8099	Apr. 2007–Aug. 2007
	[439,600]	[383,900]			
	¥4,533,125	¥4,625,317	$38,387		

*1 Figures in ( ) are the balances in the original currency of the foreign currency denominated bonds, and figures in [ ] are the amounts to be redeemed within one year.

*2 Interest rates indicate nominal interest rates which are applied at the consolidated balance sheet dates. Therefore, they may differ from real interest rates.

The redemption schedule within five years on bonds at March 31, 2007 was as follows:

March 31	Millions of yen 2007	Millions of U.S. dollars 2007
Within 1 year	¥911,693	$7,720
After 1 year through 2 years	425,866	3,606
After 2 years through 3 years	570,677	4,833
After 3 years through 4 years	312,998	2,651
After 4 years through 5 years	274,534	2,325

16. Other Liabilities

Other liabilities at March 31, 2007 and 2006 consisted of the following:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Accrued expenses	¥ 169,803	¥ 127,194	$ 1,438
Unearned income	180,374	183,091	1,527
Income taxes payable	56,292	47,260	477
Financial derivatives	868,169	830,867	7,352
Other	1,707,075	1,437,180	14,456
	¥2,981,714	¥2,625,594	$25,250

17. Other Reserves

Other reserves at March 31, 2007 and 2006 consisted of the following:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Reserve for contingent liabilities from financial futures transactions	¥ 18	¥ 18	$ 0
Reserve for contingent liabilities from securities transactions	1,118	1,122	10
	¥1,137	¥1,141	$10

18. Land Revaluation Excess

SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets" at March 31, 2007 and "Stockholders' equity" at March 31, 2006.

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

Total fair value of land used for business activities at March 31, 2006, whose book value had been revaluated pursuant to Article 10 of the Law, was ¥15,253 million lower than the book value.

19. Minority Interests

SB Treasury Company L. L. C., a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling $1,800 million in February 1998. SB Equity Securities (Cayman), Limited, a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling ¥340,000 million in February and March 1999. Sakura Preferred Capital (Cayman) Limited, a subsidiary of SMBC, issued noncumulative perpetual preferred securities, totaling ¥283,750 million in December 1998 and March 1999. SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited, subsidiaries of SMFG, issued noncumulative perpetual preferred securities, totaling $1,650 million and £500 million, respectively, in December 2006. These subsidiaries are consolidated and the preferred securities are accounted for as minority interests.

20. Capital Stock

Capital stock consists of common stock and preferred stock. Common stock and preferred stock at March 31, 2007 and 2006 were as follows:

	Number of shares			
	2007		2006	
March 31	Authorized*1	Issued	Authorized	Issued
Common stock	15,000,000	7,733,653.77	15,000,000	7,424,172.77
Preferred stock (Type 1)*2	35,000	—	35,000	35,000
Preferred stock (Type 2)*2	100,000	—	100,000	100,000
Preferred stock (Type 3)*2	695,000	—	695,000	695,000
Preferred stock (Type 4)	135,000	50,100	135,000	50,100
Preferred stock (Type 5)	250,000	—	250,000	—
Preferred stock (Type 6)	300,000	70,001	300,000	70,001
Total	16,515,000	7,853,754.77	16,515,000	8,374,273.77

*1 Partial amendment of the Articles of Incorporation was approved at the annual ordinary general meeting of shareholders held on June 28, 2007 and the amended Articles stipulate that the total number of authorized shares is 15,684,101, which consists of the types and the number of authorized shares as follows:

Common stock	15,000,000 shares
Preferred stock (Type 4)	50,100 shares
Preferred stock (Type 5)	167,000 shares
Preferred stock (Type 6)	70,001 shares
Preferred stock (Type 7)	167,000 shares
Preferred stock (Type 8)	115,000 shares
Preferred stock (Type 9)	115,000 shares

*2 See Note 28.

All of the preferred stock is noncumulative and nonparticipating for dividend payments, and shareholders of the preferred stock are not entitled to vote at a general meeting of shareholders except when the proposal to pay the prescribed dividends to shareholders is not submitted to the general meeting of shareholders or is rejected at the general meeting of shareholders.

In the event that SMFG pays dividends, SMFG shall pay to holders of shares of its preferred stock, in preference to the holders of its common stock, cash dividends in the amounts as described below. If preferred interim dividends stipulated in the Articles of Incorporation of SMFG were paid during the relevant fiscal year, the amount of such preferred interim dividends shall be subtracted from such amount of annual preferred dividends. Preferred stock (1st to 12th series Type 4) bear an annual noncumulative dividend of ¥135,000 per share and, in the event SMFG pays an interim dividend, holders are entitled to receive ¥67,500 in preference to common shareholders.

Preferred stock (1st series Type 6) bear an annual noncumulative dividend of ¥88,500 per share and, in the event SMFG pays an interim dividend, holders are entitled to receive ¥44,250 in preference to common shareholders. Holders of preferred stock are not entitled to any further dividends in excess of the amount as described above.

In the event of SMFG's voluntary or involuntary liquidation, holders of its preferred stock will be entitled, equally in rank as among themselves and in preference over shares of its common stock, to receive out of SMFG's residual assets upon liquidation a distribution of ¥3,000,000 per share in the case of Type 4 and Type 6 preferred stock. Holders of preferred stock are not entitled to any further dividends or other participation or distribution of SMFG's residual assets upon SMFG's liquidation.

SMFG may, subject to the requirements provided in the Company Law, purchase any shares of the preferred stock then outstanding at any time and retire such preferred stock out of distributable amounts of SMFG. SMFG may also, subject to the requirements provided in the Company Law, redeem all or some of preferred stock (1st series Type 6) out of distributable amounts of SMFG at any time on and after March 31, 2011 at a price of ¥3,000,000 per share.

Preferred stock (1st to 12th series Type 4) are convertible at any time through February 7, 2028. Such preferred stock is convertible at a conversion price, which is ¥318,800 as of March 31, 2007, subject to anti-dilution adjustment, and to downward reset if the market price of SMFG's common stock at the time of conversion is less than the then-applicable conversion price. The reset is subject to a floor price, which is ¥105,100 as of March 31, 2007 and is subject to anti-dilution adjustment. Preferred stock (Type 4) outstanding on the last day of the applicable conversion period will be mandatorily converted into shares of its common stock on the immediately following day.

Preferred stock (Type 6) is non-convertible.

21. Fees and Commissions

Fees and commissions for the years ended March 31, 2007 and 2006 consisted of the following:

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Fees and commissions (income):			
Deposits and loans	¥ 65,698	¥ 54,698	$ 556
Remittances and transfers	132,836	131,526	1,125
Securities-related business	48,650	64,773	412
Agency	16,581	18,929	141
Safe deposits	7,322	7,384	62
Guarantees	45,961	41,445	389
Credit card business	117,197	108,643	993
Investment trusts	77,971	69,481	660
Other	193,778	207,046	1,641
	¥705,998	¥703,928	$5,979
Fees and commissions (expenses):			
Remittances and transfers	¥ 27,200	¥ 25,868	$ 230
Other	69,612	58,468	590
	¥ 96,812	¥ 84,336	$ 820

22. Trading Income

Trading income for the years ended March 31, 2007 and 2006 consisted of the following:

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Trading profits:			
Gains on trading securities	¥ 15,109	¥12,880	$ 128
Gains on securities related to trading transactions	—	1,229	—
Gains on trading-related financial derivatives	109,208	18,599	925
Other	3,244	97	27
	¥127,561	¥32,807	$1,080
Trading losses:			
Losses on securities related to trading transactions	¥ 1,936	—	$ 16
	¥ 1,936	—	$ 16

23. Other Operating Income

Other operating income for the years ended March 31, 2007 and 2006 consisted of the following:

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Gains on sale of bonds	¥ 28,180	¥ 51,003	$ 239
Gains on redemption of bonds	1,119	90	9
Lease-related income	744,881	716,846	6,308
Gains on foreign exchange transactions	56,800	203,929	481
Other	172,649	172,278	1,462
	¥1,003,632	¥1,144,147	$8,499

24. Other Income

Other income for the years ended March 31, 2007 and 2006 consisted of the following:

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Gains on sale of stocks and other securities	¥ 62,793	¥ 93,433	$ 532
Gains on money held in trust	0	39	0
Equity in earnings of affiliates	—	31,887	—
Gains on disposal of fixed assets	4,730	—	40
Gains on disposal of premises and equipment	—	5,794	—
Collection of written-off claims	1,236	31,584	10
Gains on return of securities from retirement benefits trust	36,330	—	308
Gains on sale of a subsidiary's shares and change in equity of the subsidiary	4,226	60,574	36
Other	18,700	27,660	158
	¥128,017	¥250,973	$1,084

25. Other Operating Expenses

Other operating expenses for the years ended March 31, 2007 and 2006 consisted of the following:

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Losses on sale of bonds	¥ 139,302	¥ 66,483	$1,180
Losses on redemption of bonds	3,534	195	30
Losses on devaluation of bonds	—	50	—
Bond issuance costs	799	760	7
Lease-related expenses	674,662	650,132	5,713
Losses on financial derivatives	22,809	5,619	193
Other	163,262	153,395	1,382
	¥1,004,370	¥876,635	$8,505

26. Other Expenses

Other expenses for the years ended March 31, 2007 and 2006 consisted of the following:

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Write-off of loans	¥ 81,415	¥ 69,355	$ 689
Losses on sale of stocks and other securities	1,499	13,968	13
Losses on devaluation of stocks and other securities	16,562	32,345	140
Losses on sale of delinquent loans	39,302	100,666	333
Equity in losses of affiliates	104,170	—	882
Losses on disposal of fixed assets	7,798	—	66
Losses on disposal of premises and equipment	—	5,242	—
Losses on impairment of fixed assets*	30,548	12,303	259
Provision for reserve for contingent liabilities from securities transactions	—	47	—
Other	33,876	46,484	287
	¥315,175	¥280,414	$2,669

*Losses on impairment of fixed assets consisted of the following:

Year ended March 31 Area	Purpose of use	Type	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Tokyo metropolitan area	Branches (2 branches)	Land and premises etc.	¥25,799	¥ —	$219
	Idle assets (32 items)		1,782	5,277	15
Kinki area	Branches (19 branches)	Land and premises etc.	839	4,668	7
	Idle assets (22 items)		443	2,022	4
Other	Idle assets (18 items)	Land and premises etc.	1,683	334	14

A consolidated subsidiary, SMBC, continuously manages every branch and determines its income and expenses. SMBC considers each branch as the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) which do not have identifiable cash flows are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

In case investments in idle assets and branches (only idle assets in the case of SMBC) are not expected to be recovered, SMBC and other consolidated subsidiaries reduce the book values to their recoverable amounts and recognize the relevant losses.

Recoverable amounts are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

27. Income Taxes

(1) Significant components of deferred tax assets and liabilities at March 31, 2007 and 2006 were as follows:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Deferred tax assets:			
Net operating loss carryforwards	¥1,170,595	¥1,190,699	$ 9,913
Write-off of securities	284,084	301,260	2,406
Reserve for possible loan losses	191,150	374,368	1,619
Write-off of loans	101,611	170,249	860
Reserve for employee retirement benefits	75,582	91,208	640
Gain or loss on deferred hedges	60,247	—	510
Depreciation	9,256	8,984	78
Other	120,304	92,013	1,019
Subtotal	2,012,833	2,228,784	17,045
Valuation allowance	(457,174)	(533,411)	(3,871)
Total deferred tax assets	1,555,659	1,695,373	13,174
Deferred tax liabilities:			
Net unrealized gains on other securities	(569,723)	(560,800)	(4,825)
Leveraged lease	(60,724)	(56,423)	(514)
Gains on securities contributed to employee retirement benefits trust	(42,408)	(52,329)	(359)
Securities returned from employee retirement benefits trust	(20,312)	—	(172)
Undistributed earnings of subsidiaries	(10,600)	(11,223)	(90)
Other	(15,619)	(12,470)	(132)
Total deferred tax liabilities	(719,388)	(693,247)	(6,092)
Net deferred tax assets	¥ 836,270	¥1,002,125	$ 7,082

(2) SMFG and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes, which, in the aggregate, resulted in an effective statutory tax rate of approximately 40.69% for the years ended March 31, 2007 and 2006. A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the statutory tax rate for the years ended March 31, 2007 and 2006 was as follows:

	2007	2006
Statutory tax rate	40.69%	40.69%
Valuation allowance	(6.94)	(8.53)
Dividends exempted for income tax purposes	—	(2.45)
Difference in the effective statutory tax rate between SMFG and consolidated overseas subsidiaries	—	(2.15)
Equity in losses of affiliates	5.25	—
Other	(1.00)	0.88
Effective income tax rate	38.00%	28.44%

28. Changes in Net Assets

(1) Type and number of shares issued and treasury shares are as follows:

	Number of shares			
	March 31, 2006	Increase	Decrease	March 31, 2007
Shares issued				
Common stock	7,424,172.77	309,481*1	—	7,733,653.77
Preferred stock (Type 1)	35,000	—	35,000*2	—
Preferred stock (Type 2)	100,000	—	100,000*3	—
Preferred stock (Type 3)	695,000	—	695,000*4	—
Preferred stock (1st series Type 4)	4,175	—	—	4,175
Preferred stock (2nd series Type 4)	4,175	—	—	4,175
Preferred stock (3rd series Type 4)	4,175	—	—	4,175
Preferred stock (4th series Type 4)	4,175	—	—	4,175
Preferred stock (5th series Type 4)	4,175	—	—	4,175
Preferred stock (6th series Type 4)	4,175	—	—	4,175
Preferred stock (7th series Type 4)	4,175	—	—	4,175
Preferred stock (8th series Type 4)	4,175	—	—	4,175
Preferred stock (9th series Type 4)	4,175	—	—	4,175
Preferred stock (10th series Type 4)	4,175	—	—	4,175
Preferred stock (11th series Type 4)	4,175	—	—	4,175
Preferred stock (12th series Type 4)	4,175	—	—	4,175
Preferred stock (1st series Type 6)	70,001	—	—	70,001
Total	8,374,273.77	309,481	830,000	7,853,754.77
Treasury shares				
Common stock	6,307.15	170,936.41*5	8,612.61*5	168,630.95
Preferred stock (Type 1)	—	35,000*2	35,000*2	—
Preferred stock (Type 2)	—	100,000*3	100,000*3	—
Preferred stock (Type 3)	—	695,000*4	695,000*4	—
Total	6,307.15	1,000,936.41	838,612.61	168,630.95

*1 Increase in number of common shares issued:

- 249,015 shares due to issuance of new shares related to the share exchange with SMBC Friend Securities on September 1, 2006
- 60,466 shares due to exercising of rights to request acquisition of common shares with respect to preferred stock (Type 3) on September 29, 2006

*2 Increase in number of treasury shares of preferred stock (Type 1):

- 35,000 shares due to acquisition of own shares on May 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2005

Decrease in number of shares issued and treasury shares of preferred stock (Type 1):

- 35,000 shares due to retirement of treasury shares on May 17, 2006

*3 Increase in number of treasury shares of preferred stock (Type 2):

- 100,000 shares due to acquisition of own shares on May 17 and September 6, 2006 pursuant to the resolution of the ordinary general meetings of shareholders held on June 29, 2005 and June 29, 2006

Decrease in number of shares issued and treasury shares of preferred stock (Type 2):

- 100,000 shares due to retirement of treasury shares on May 17 and September 6, 2006

*4 Increase in number of treasury shares of preferred stock (Type 3):

- 645,000 shares due to acquisition of own shares on September 29 and October 11, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2006
- 50,000 shares due to acquisition of own shares on September 29, 2006 as a result of exercising of rights to request acquisition of common shares

Decrease in number of shares issued and treasury shares of preferred stock (Type 3):

- 695,000 shares due to retirement of treasury shares on September 29 and October 11, 2006

*5 Increase in number of treasury common shares:

- 60,466 shares due to acquisition of own shares on October 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2006
- 1,265.41 shares due to purchase of fractional shares
- 109,205 shares owned by consolidated subsidiaries and affiliates in connection with the share exchange with SMBC Friend Securities

Decrease in number of treasury common shares:

- 182.61 shares due to sale of fractional shares and delivery of shares in connection with exercising of stock options
- 8,430 shares due to sale of shares of SMFG's common stock owned by subsidiaries and affiliates

(2) Information on stock acquisition rights is as follows:

	Detail of stock acquisition rights	Type of shares	Number of shares March 31, 2006	Increase	Decrease	March 31, 2007	Millions of yen March 31, 2007	Millions of U.S. dollars March 31, 2007
SMFG	Stock options	—	—	—	—	—	¥ —	$ —
Consolidated subsidiaries	—	—	—	—	—	—	14	0
Total							¥ 14	$ 0

(3) Information on dividends is as follows:

(a) Dividends paid in the fiscal year ended March 31, 2007 (Millions of yen, except per share amount)

Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Common stock	¥22,253	¥ 3,000	March 31, 2006	June 29, 2006
Preferred stock (Type 1)	367	10,500	March 31, 2006	June 29, 2006
Preferred stock (Type 2)	2,850	28,500	March 31, 2006	June 29, 2006
Preferred stock (Type 3)	9,521	13,700	March 31, 2006	June 29, 2006
Preferred stock (1st series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (2nd series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (3rd series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (4th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (5th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (6th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (7th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (8th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (9th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (10th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (11th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (12th series Type 4)	563	135,000	March 31, 2006	June 29, 2006
Preferred stock (1st series Type 6)	6,195	88,500	March 31, 2006	June 29, 2006

Date of resolution: Ordinary general meeting of shareholders held on June 29, 2006

(b) Dividends to be paid in the fiscal year ending March 31, 2008 (Millions of yen, except per share amount)

Type of shares	Aggregate amount of dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Common stock	¥53,660	Retained earnings	¥ 7,000	March 31, 2007	June 28, 2007
Preferred stock (1st series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (2nd series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (3rd series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (4th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (5th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (6th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (7th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (8th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (9th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (10th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (11th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (12th series Type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
Preferred stock (1st series Type 6)	6,195	Retained earnings	88,500	March 31, 2007	June 28, 2007

Date of resolution: Ordinary general meeting of shareholders held on June 28, 2007

29. Employee Retirement Benefits

(1) Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as employee pension plans, qualified pension plans and lump-sum severance indemnity plans. Some domestic consolidated subsidiaries have general type of employee pension plans. They may grant additional benefits in cases where certain requirements are met when employees retire.

Consolidated subsidiaries in Japan adopt defined-contribution pension plan. SMBC and some consolidated subsidiaries in Japan contributed some of their marketable equity securities to employee retirement benefit trusts.

(2) Projected benefit obligation

March 31		Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Projected benefit obligation	(A)	¥ (910,139)	¥ (909,802)	$ (7,707)
Plan assets	(B)	1,186,060	1,236,535	10,044
Unfunded projected benefit obligation	(C)=(A)+(B)	275,921	326,733	2,337
Unrecognized net actuarial gain or loss	(D)	(83,905)	(126,816)	(711)
Unrecognized prior service cost	(E)	(48,257)	(59,727)	(409)
Net amount recorded on the consolidated balance sheet	(F)=(C)+(D)+(E)	143,757	140,189	1,217
Prepaid pension cost	(G)	178,182	176,976	1,509
Reserve for employee retirement benefits	(F)-(G)	¥ (34,424)	¥ (36,786)	$ (292)

(a) On January 26, 2004, SMBC received the approval from the Minister of Health, Labor and Welfare for exemption from future retirement benefit obligations with respect to the entrusted portion of the employee pension fund, in accordance with the implementation of the "Defined benefit enterprise pension plan law." On September 1, 2005, SMBC also received the approval from the Minister of Health, Labor and Welfare for exemption from past retirement benefit obligations with respect to the entrusted portion, and adopted defined benefit pension plan.

(b) Some consolidated subsidiaries adopt the simple method in calculating projected benefit obligation.

(c) Plan assets related to the general type of welfare pension plan at March 31, 2007 and 2006, amounted to ¥19,648 million ($166 million) and ¥18,701 million, respectively, and were not included in the "Plan assets" shown above.

(3) Pension expenses

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Service cost	¥ 20,082	¥20,600	$ 170
Interest cost on projected benefit obligation	22,325	22,002	189
Expected return on plan assets	(30,184)	(24,416)	(256)
Amortization of unrecognized net actuarial gain or loss	3,305	23,343	28
Amortization of unrecognized prior service cost	(11,175)	(9,374)	(95)
Other (nonrecurring additional retirement allowance paid and other)	3,254	3,263	28
Pension expenses	¥ 7,607	¥35,419	$ 64
Gains on return of employee retirement benefits trust	(36,330)	—	(307)
Total	¥(28,722)	¥35,419	$(243)

Note: Pension expenses of consolidated subsidiaries which adopt simple method are included in "Service cost."

(4) Assumptions

The principal assumptions used in determining benefit obligation and pension expenses at or for the years ended March 31, 2007 and 2006 were as follows:

Year ended March 31	2007	2006
Discount rate	1.4% to 2.5%	1.4% to 2.5%
Expected rate of return on plan assets	0% to 4.5%	0% to 4.0%
Allocation of estimated amount of retirement benefits	Allocated to each period by the straight-line method	Allocated to each period by the straight-line method
Period to amortize unrecognized prior service cost	Mainly 9 years (using the straight-line method within the employees' average remaining service period at incurrence)	Mainly 10 years (using the straight-line method within the employees' average remaining service period at incurrence)
Period to amortize unrecognized net actuarial gain or loss	Mainly 9 years (using the straight-line method within the employees' average remaining service period, commencing from the next fiscal year of incurrence)	Mainly 10 years (using the straight-line method within the employees' average remaining service period, commencing from the next fiscal year of incurrence)

30. Lease Transactions

(1) Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at March 31, 2007 and 2006 was as follows:

(a) Lessee side

	Millions of yen						Millions of U.S. dollars		
	2007			2006			2007		
March 31	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥11,843	¥5,188	¥6,654	¥7,464	¥3,146	¥4,317	$100	$44	$56
Other	721	423	298	313	193	120	6	3	3
Total	¥12,564	¥5,612	¥6,952	¥7,778	¥3,339	¥4,438	$106	$47	$59

Future minimum lease payments excluding interests at March 31, 2007 and 2006 were as follows:

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Due within one year	¥3,006	¥1,653	$25
Due after one year	4,205	2,888	36
	¥7,212	¥4,542	$61

Total lease expenses for the years ended March 31, 2007 and 2006 were ¥3,046 million ($26 million) and ¥1,509 million, respectively. Assumed depreciation for the years ended March 31, 2007 and 2006 amounted to ¥2,690 million ($23 million) and ¥1,383 million, respectively. Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets without salvage values. The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is calculated using the effective interest method. Interest expenses for the years ended March 31, 2007 and 2006 amounted to ¥179 million ($2 million) and ¥141 million, respectively.

(b) Lessor side

	Millions of yen						Millions of U.S. dollars		
	2007			2006			2007		
March 31	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥1,812,599	¥1,186,663	¥625,936	¥1,834,771	¥1,173,611	¥661,159	$15,349	$10,049	$5,300
Other	692,551	384,134	308,416	670,443	376,694	293,749	5,865	3,253	2,612
Total	¥2,505,150	¥1,570,797	¥934,353	¥2,505,215	¥1,550,306	¥954,908	$21,214	$13,302	$7,912

Future lease payments receivable excluding interests at March 31, 2007 and 2006 were as follows:

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Due within one year	¥307,152	¥304,065	$2,601
Due after one year	629,981	667,086	5,335
	¥937,133	¥971,151	$7,936

At March 31, 2007 and 2006, future lease payments receivable shown above included subleases of ¥5,057 million ($43 million) and ¥1,963 million (due within one year: ¥2,214 million ($19 million) and ¥707 million) on the lessor side, respectively. The amount on the lessee side was almost the same and was included in the future minimum lease payments shown in (a).

Total lease income for the years ended March 31, 2007 and 2006 was ¥403,316 million ($3,415 million) and ¥412,926 million, respectively. Depreciation for the years ended March 31, 2007 and 2006 amounted to ¥324,614 million ($2,749 million) and ¥327,776 million, respectively. Interest income represents the difference between the sum of the lease payments receivable and estimated salvage values, and the acquisition costs of the lease assets. The allocation of such interest income over the lease term is calculated using the effective interest method. Interest income for the years ended March 31, 2007 and 2006 amounted to ¥52,856 million ($448 million) and ¥58,255 million, respectively.

(2) Operating leases

(a) Lessee side

Future minimum lease payments at March 31, 2007 and 2006 were as follows:

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Due within one year	¥14,164	¥ 18,089	$120
Due after one year	55,124	87,061	467
	¥69,288	¥105,150	$587

(b) Lessor side

Future lease payments receivable at March 31, 2007 and 2006 were as follows:

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Due within one year	¥18,861	¥11,703	$160
Due after one year	53,625	28,648	454
	¥72,487	¥40,352	$614

Future lease payments receivable at March 31, 2007 and 2006 amounting to ¥47,816 million ($405 million) and ¥56,572 million, respectively, on the lessor side referred to in (1) and (2) above were pledged as collateral for borrowings.

31. Market Value of Securities and Money Held in Trust

(1) Securities

The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Deposits with banks," and beneficiary claims on loan trust classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheets.

(a) Securities classified as trading purposes

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Consolidated balance sheet amount	¥1,149,952	¥1,088,599	$9,738
Valuation gains (losses) included in the earnings for the fiscal year	438	(648)	4

(b) Bonds classified as held-to-maturity with market value

	Millions of yen				
	2007				
March 31	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥ 629,762	¥ 621,717	¥ (8,045)	¥ 20	¥ 8,065
Japanese local government bonds	97,102	95,307	(1,794)	—	1,794
Japanese corporate bonds	380,142	376,735	(3,406)	—	3,406
Other	5,445	5,626	180	180	—
Total	¥1,112,452	¥1,099,387	¥(13,065)	¥200	¥13,266

	Millions of yen				
	2006				
March 31	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥ 750,204	¥ 730,568	¥(19,635)	¥306	¥19,942
Japanese local government bonds	96,892	93,527	(3,365)	—	3,365
Japanese corporate bonds	379,614	371,560	(8,053)	—	8,053
Other	19,619	19,893	274	274	—
Total	¥1,246,330	¥1,215,549	¥(30,781)	¥580	¥31,361

	Millions of U.S. dollars				
	2007				
March 31	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	$5,333	$5,264	$ (69)	$0	$ 69
Japanese local government bonds	822	807	(15)	—	15
Japanese corporate bonds	3,219	3,190	(29)	—	29
Other	46	48	2	2	—
Total	$9,420	$9,309	$(111)	$2	$113

Note: Market value is calculated using market prices at the fiscal year-end.

(c) Other securities with market value

March 31	Millions of yen 2007 Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 1,953,767	¥ 3,926,414	¥1,972,647	¥1,987,337	¥ 14,689
Bonds	8,481,507	8,324,140	(157,367)	1,805	159,173
Japanese government bonds	7,150,792	7,010,306	(140,485)	1,182	141,668
Japanese local government bonds	482,555	474,001	(8,554)	119	8,674
Japanese corporate bonds	848,158	839,831	(8,327)	503	8,830
Other	2,754,061	2,763,949	9,888	42,977	33,089
Total	¥13,189,336	¥15,014,504	¥1,825,168	¥2,032,120	¥206,952

March 31	Millions of yen 2006 Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 1,903,193	¥ 3,605,884	¥1,702,690	¥1,722,129	¥ 19,438
Bonds	12,683,880	12,386,646	(297,233)	988	298,222
Japanese government bonds	11,083,609	10,815,889	(267,720)	173	267,894
Japanese local government bonds	525,076	510,885	(14,191)	282	14,473
Japanese corporate bonds	1,075,194	1,059,872	(15,321)	532	15,854
Other	4,194,178	4,162,057	(32,120)	48,052	80,172
Total	¥18,781,252	¥20,154,589	¥1,373,337	¥1,771,170	¥397,833

March 31	Millions of U.S. dollars 2007 Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	$ 16,545	$ 33,250	$16,705	$16,829	$ 124
Bonds	71,822	70,489	(1,333)	15	1,348
Japanese government bonds	60,554	59,364	(1,190)	10	1,200
Japanese local government bonds	4,086	4,014	(72)	1	73
Japanese corporate bonds	7,182	7,111	(71)	4	75
Other	23,322	23,406	84	364	280
Total	$111,689	$127,145	$15,456	$17,208	$1,752

Notes: 1. Net unrealized gains at March 31, 2006 included losses of ¥3,193 million that were recognized in the fiscal year's earnings by applying fair value hedge accounting.
2. Consolidated balance sheet amount is calculated as follows:
Stocks — Average market prices during one month before the fiscal year-end
Bonds and other — Market prices at the fiscal year-end
3. Other securities with market value are considered as impaired if the market value declines materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2007 and 2006 were ¥7,296 million ($62 million) and ¥97 million, respectively. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
Bankrupt/Effectively bankrupt/Potentially bankrupt issuers: Market value is lower than acquisition cost.
Issuers requiring caution: Market value is 30% or more lower than acquisition cost.
Normal issuers: Market value is 50% or more lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

(d) Held-to-maturity bonds sold during the years ended March 31, 2007 and 2006

There are no corresponding transactions.

(e) Other securities sold during the years ended March 31, 2007 and 2006

Year ended March 31	Millions of yen 2007	2006	Millions of U.S. dollars 2007
Sales amount	¥21,543,637	¥33,089,259	$182,434
Gains on sales	87,911	138,964	744
Losses on sales	141,143	78,609	1,195

(f) Securities with no available market value

March 31	Millions of yen Consolidated balance sheet amount 2007	2006	Millions of U.S. dollars Consolidated balance sheet amount 2007
Bonds classified as held-to-maturity			
Unlisted foreign securities	¥ 17	¥ 269	$ 0
Other	5,422	3,758	46
Other securities			
Unlisted stocks (excluding OTC stocks)	402,141	402,747	3,405
Unlisted bonds	2,846,521	2,518,691	24,105
Unlisted foreign securities	595,286	457,953	5,041
Other	476,942	309,303	4,039

(g) Change of classification of securities

There are no corresponding transactions.

(h) Redemption schedule of other securities with maturities and held-to-maturity bonds

March 31	Millions of yen 2007 Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥3,564,060	¥4,284,559	¥2,346,081	¥2,082,953
Japanese government bonds	2,824,945	1,872,346	956,640	1,986,136
Japanese local government bonds	101,824	161,564	307,293	421
Japanese corporate bonds	637,290	2,250,648	1,082,146	96,396
Other	665,251	495,728	701,134	956,785
Total	¥4,229,311	¥4,780,288	¥3,047,215	¥3,039,739

March 31	Millions of yen 2006 Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥5,841,530	¥4,784,630	¥2,468,673	¥3,037,217
Japanese government bonds	5,339,631	2,060,842	1,239,560	2,926,058
Japanese local government bonds	32,135	252,239	322,956	445
Japanese corporate bonds	469,763	2,471,547	906,156	110,713
Other	870,175	1,564,473	682,146	848,570
Total	¥6,711,706	¥6,349,103	¥3,150,820	¥3,885,788

March 31	Millions of U.S. dollars 2007 Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	$30,181	$36,282	$19,867	$17,639
Japanese government bonds	23,922	15,855	8,101	16,819
Japanese local government bonds	862	1,368	2,602	4
Japanese corporate bonds	5,397	19,059	9,164	816
Other	5,633	4,198	5,937	8,102
Total	$35,814	$40,480	$25,804	$25,741

(2) Money held in trust

(a) Money held in trust classified as trading purposes
There are no corresponding transactions.

(b) Money held in trust classified as held-to-maturity
There are no corresponding transactions.

(c) Other money held in trust

March 31	Millions of yen 2007	2006	Millions of U.S. dollars 2007
Acquisition cost	¥2,602	¥2,703	$22
Consolidated balance sheet amount	2,924	2,912	25
Net unrealized gains	322	209	3
Unrealized gains	322	209	3
Unrealized losses	—	—	—

Note: Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

(3) Net unrealized gains on other securities and other money held in trust

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Net unrealized gains	¥1,825,564	¥1,376,785	$15,459
Other securities	1,825,242	1,376,576	15,456
Other money held in trust	322	209	3
(–) Deferred tax liabilities	567,845	559,501	4,808
Net unrealized gains on other securities (before following adjustment)	1,257,719	817,283	10,651
(–) Minority interests	8,589	8,343	73
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	13,004	10,986	110
Net unrealized gains on other securities	¥1,262,135	¥ 819,927	$10,688

Notes: 1. Net unrealized gains on other securities at March 31, 2006 included losses of ¥3,193 million that were recognized in the fiscal year's earnings by applying fair value hedge accounting.
2. Net unrealized gains include foreign currency translation adjustments on nonmarketable securities denominated in foreign currency.

32. Derivative Transactions

(1) Interest rate derivatives

	Millions of yen			
	2007			
	Contract amount			
March 31	Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures:				
Sold	¥ 60,107,669	¥ 3,490,131	¥ 4,557	¥ 4,557
Bought	58,921,496	3,573,504	(3,229)	(3,229)
Interest rate options:				
Sold	118,090	—	(20)	(20)
Bought	—	—	—	—
Over-the-counter transactions				
Forward rate agreements:				
Sold	400,000	—	278	278
Bought	11,162,242	125,008	(35)	(35)
Interest rate swaps:	445,985,618	333,381,100	57,891	57,891
Receivable fixed rate/payable floating rate	213,209,584	162,321,475	(292,629)	(292,629)
Receivable floating rate/payable fixed rate	212,837,074	156,710,751	342,402	342,402
Receivable floating rate/payable floating rate	19,815,084	14,229,818	13,821	13,821
Interest rate swaptions:				
Sold	3,163,737	1,550,186	(40,755)	(40,755)
Bought	3,380,799	2,002,072	61,695	61,695
Caps:				
Sold	21,500,368	14,937,062	(27,574)	(27,574)
Bought	12,022,208	8,260,827	16,947	16,947
Floors:				
Sold	842,962	709,538	(2,931)	(2,931)
Bought	3,569,523	2,042,491	1,342	1,342
Other:				
Sold	1,950,131	1,368,826	(11,465)	(11,465)
Bought	4,049,334	2,440,410	27,040	27,040
Total	/	/	¥ 83,740	¥ 83,740

March 31	Millions of yen 2006 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures:				
Sold	¥ 49,280,626	¥ 2,201,562	¥ 60,069	¥ 60,069
Bought	50,392,316	2,231,955	(64,209)	(64,209)
Interest rate options:				
Sold	176,220	—	(178)	(178)
Bought	2,702,918	2,526,698	691	691
Over-the-counter transactions				
Forward rate agreements:				
Sold	801,161	—	1	1
Bought	7,893,630	216,820	(98)	(98)
Interest rate swaps:	419,010,536	332,474,995	125,464	125,464
Receivable fixed rate/payable floating rate	199,965,277	160,275,395	(1,679,647)	(1,679,647)
Receivable floating rate/payable fixed rate	199,621,924	157,996,133	1,789,530	1,789,530
Receivable floating rate/payable floating rate	19,271,520	14,070,934	20,004	20,004
Interest rate swaptions:				
Sold	2,088,827	1,524,826	(45,860)	(45,860)
Bought	2,237,396	1,836,727	82,932	82,932
Caps:				
Sold	13,530,699	9,447,218	(28,931)	(28,931)
Bought	7,730,947	5,314,256	16,252	16,252
Floors:				
Sold	413,170	205,858	(1,460)	(1,460)
Bought	211,275	124,754	1,661	1,661
Other:				
Sold	717,241	554,895	(5,505)	(5,505)
Bought	2,034,707	1,470,629	15,554	15,554
Total	/	/	¥ 156,383	¥ 156,383

March 31	Millions of U.S. dollars 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures:				
Sold	$ 508,999	$ 29,555	$ 39	$ 39
Bought	498,954	30,261	(27)	(27)
Interest rate options:				
Sold	1,000	—	(0)	(0)
Bought	—	—	—	—
Over-the-counter transactions				
Forward rate agreements:				
Sold	3,387	—	2	2
Bought	94,523	1,059	(0)	(0)
Interest rate swaps:	3,776,659	2,823,110	490	490
Receivable fixed rate/payable floating rate	1,805,484	1,374,557	(2,478)	(2,478)
Receivable floating rate/payable fixed rate	1,802,329	1,327,045	2,900	2,900
Receivable floating rate/payable floating rate	167,796	120,500	117	117
Interest rate swaptions:				
Sold	26,791	13,127	(345)	(345)
Bought	28,629	16,954	522	522
Caps:				
Sold	182,068	126,489	(234)	(234)
Bought	101,805	69,954	144	144
Floors:				
Sold	7,138	6,008	(25)	(25)
Bought	30,227	17,296	11	11
Other:				
Sold	16,514	11,591	(97)	(97)
Bought	34,290	20,666	229	229
Total	/	/	$ 709	$ 709

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized losses at March 31, 2006 amounted to ¥589 million.
2. Market value of transactions listed on exchange is calculated using the closing prices on the Tokyo International Financial Futures Exchange and others.
Market value of OTC transactions is calculated using discounted present value and option pricing models.

(2) Currency derivatives

March 31	Millions of yen 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	¥20,642,376	¥12,660,922	¥ 42,405	¥ 55,918
Currency swaptions:				
Sold	866,633	863,798	3,489	3,487
Bought	896,229	890,206	4,146	4,149
Forward foreign exchange	61,066,579	5,056,679	(104,438)	(104,438)
Currency options:				
Sold	4,501,193	2,381,131	(159,703)	(159,703)
Bought	4,344,112	2,195,492	98,237	98,237
Total	/	/	¥(115,862)	¥(102,349)

March 31	Millions of yen 2006 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	¥20,199,152	¥12,978,710	¥ 75,779	¥ 64,049
Currency swaptions:				
Sold	1,021,039	1,009,291	(2,495)	(2,502)
Bought	1,237,505	1,215,027	12,292	12,299
Forward foreign exchange	46,902,149	3,882,673	(139,351)	(139,351)
Currency options:				
Sold	3,516,658	1,672,181	(126,859)	(126,859)
Bought	3,297,890	1,501,779	71,540	71,540
Total	/	/	¥(109,094)	¥(120,824)

March 31	Millions of U.S. dollars 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	$174,802	$107,214	$ 359	$ 473
Currency swaptions:				
Sold	7,339	7,315	29	29
Bought	7,589	7,538	35	35
Forward foreign exchange	517,119	42,821	(884)	(884)
Currency options:				
Sold	38,117	20,164	(1,352)	(1,352)
Bought	36,786	18,592	832	832
Total	/	/	$ (981)	$ (867)

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. The amounts above do not include the following:

(a) Derivative transactions to which deferred hedge accounting method is applied;

(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected to the consolidated balance sheet; and

(c) Those that are allotted to financial assets/liabilities denominated in foreign currency, and the financial assets/liabilities are eliminated in the process of consolidation.

Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized losses at March 31, 2006 amounted to ¥276 million.

2. Market value is calculated using discounted present value and option pricing models.

(3) Equity derivatives

	Millions of yen			
	2007			
	Contract amount			
March 31	Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	¥ 13,146	¥ —	¥(150)	¥(150)
Bought	19,646	—	403	403
Over-the-counter transactions				
Equity options:				
Sold	17,000	17,000	587	587
Bought	252,092	105,043	(587)	(587)
Total	/	/	¥ 252	¥ 252

	Millions of yen			
	2006			
	Contract amount			
March 31	Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	¥20,967	¥ —	¥(1,037)	¥(1,037)
Bought	23,459	—	1,103	1,103
Over-the-counter transactions				
Equity options:				
Sold	19,051	19,051	238	238
Bought	21,672	21,672	(219)	(219)
Total	/	/	¥ 84	¥ 84

	Millions of U.S. dollars			
	2007			
	Contract amount			
March 31	Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures:				
Sold	$ 111	$ —	$(1)	$(1)
Bought	166	—	3	3
Over-the-counter transactions				
Equity options:				
Sold	144	144	5	5
Bought	2,135	890	(5)	(5)
Total	/	/	$ 2	$ 2

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated using the closing prices on the Tokyo Stock Exchange and others. Market value of OTC transactions is calculated using option pricing models.

(4) Bond derivatives

March 31	Millions of yen 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	¥667,769	¥ —	¥1,895	¥1,895
Bought	655,089	—	(1,680)	(1,680)
Over-the-counter transactions				
Forward bond agreements:				
Sold	—	—	—	—
Bought	69,970	65,498	1,575	1,575
Total	/	/	¥1,791	¥1,791

March 31	Millions of yen 2006 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	¥565,847	¥ —	¥3,517	¥3,517
Bought	627,879	—	(5,063)	(5,063)
Bond futures options:				
Sold	4,699	—	(88)	(88)
Bought	42,880	2,937	122	122
Over-the-counter transactions				
Forward bond agreements:				
Sold	—	—	—	—
Bought	17,038	9,517	1,614	1,614
Bond options:				
Sold	162,044	13,044	(540)	(540)
Bought	349,000	—	1,525	1,525
Total	/	/	¥1,088	¥1,088

March 31	Millions of U.S. dollars 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures:				
Sold	$5,655	$ —	$16	$16
Bought	5,547	—	(14)	(14)
Over-the-counter transactions				
Forward bond agreements:				
Sold	—	—	—	—
Bought	593	555	13	13
Total	/	/	$15	$15

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions is calculated using discounted present value and option pricing models.

(5) Commodity derivatives

March 31	Millions of yen			
	2007			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Transactions listed on exchange				
Commodity futures:				
Sold	¥ 237	¥ —	¥ (3)	¥ (3)
Bought	359	—	6	6
Commodity futures option:				
Sold	949	—	(43)	(43)
Bought	949	—	43	43
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	359,881	311,948	(69,212)	(69,212)
Receivable floating price/payable fixed price	259,581	209,132	157,000	157,000
Receivable fixed price/payable fixed price	17,821	—	29	29
Commodity options:				
Sold	7,624	7,058	(945)	(945)
Bought	38,356	30,957	6,304	6,304
Total	/	/	¥ 93,180	¥ 93,180

March 31	Millions of yen			
	2006			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	¥211,239	¥180,091	¥(136,629)	¥(136,629)
Receivable floating price/payable fixed price	202,635	168,747	153,389	153,389
Commodity options:				
Sold	9,924	7,454	(8,056)	(8,056)
Bought	8,921	7,135	7,875	7,875
Total	/	/	¥ 16,578	¥ 16,578

March 31	Millions of U.S. dollars			
	2007			
	Contract amount		Market value	Valuation gains (losses)
	Total	Over 1 year		
Transactions listed on exchange				
Commodity futures:				
Sold	$ 2	$	$ (0)	$ (0)
Bought	3	—	0	0
Commodity futures option:				
Sold	8	—	(0)	(0)
Bought	8	—	0	0
Over-the-counter transactions				
Commodity swaps:				
Receivable fixed price/payable floating price	3,048	2,642	(586)	(586)
Receivable floating price/payable fixed price	2,198	1,771	1,330	1,330
Receivable fixed price/payable fixed price	151	—	0	0
Commodity options:				
Sold	65	60	(8)	(8)
Bought	325	262	53	53
Total	/	/	$ 789	$ 789

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated using the closing prices on the New York Mercantile Exchange and others. Market value of OTC transactions is calculated based on factors such as price of the relevant commodity and contact term.
3. Commodity derivatives are transactions on fuel and metal.

(6) Credit derivative transactions

March 31	Millions of yen 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Credit default options:				
Sold	¥1,322,651	¥1,295,611	¥2,628	¥2,628
Bought	1,514,279	1,509,279	(1,816)	(1,816)
Other:				
Sold	40	—	(3)	(3)
Bought	40	—	3	3
Total	/	/	¥ 812	¥ 812

March 31	Millions of yen 2006 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Credit default options:				
Sold	¥301,923	¥298,381	¥ 118	¥ 118
Bought	306,790	298,748	1,359	1,359
Other:				
Sold	754	—	(23)	(23)
Bought	140	—	7	7
Total	/	/	¥1,462	¥1,462

March 31	Millions of U.S. dollars 2007 Contract amount Total	Over 1 year	Market value	Valuation gains (losses)
Over-the-counter transactions				
Credit default options:				
Sold	$11,200	$10,971	$22	$22
Bought	12,823	12,781	(15)	(15)
Other:				
Sold	0	—	(0)	(0)
Bought	0	—	0	0
Total	/	/	$ 7	$ 7

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.
2. Market value is calculated using discounted present value and option pricing models.
3. "Sold" represents transactions in which the credit risk is accepted; "Bought" represents transactions in which the credit risk is transferred.

33. Stock Options

SMFG applied the "Accounting Standard for Share-based Payment" and the related guidance from the fiscal year beginning on April 1, 2006. These accounting standards require companies to recognize compensation expense for stock acquisition rights based on the fair value at the grant date and over the vesting periods for stock acquisition rights newly granted on and after May 1, 2006. Share-based compensation expense of ¥14 million ($0 million) are accounted for as general and administrative expenses in the fiscal year ended March 31, 2007.

Outline of stock options and changes are as follows:

(1) SMFG

(a) Outline of stock options

Date of resolution	June 27, 2002
Title and number of grantees	Directors and employees of SMFG and SMBC: 677
Number of stock options	Common shares: 1,620
Grant date	August 30, 2002
Condition for vesting	N.A.
Requisite service period	N.A.
Exercise period	June 28, 2004 to June 27, 2012

(b) Stock options granted and changes

Number of stock options

Date of resolution	June 27, 2002
Before vested	
Previous fiscal year-end	—
Granted	—
Forfeited	—
Vested	—
Outstanding	—
After vested	
Previous fiscal year-end	1,215
Vested	—
Exercised	99
Forfeited	—
Exercisable	1,116

Price information (Yen)

Date of resolution	June 27, 2002
Exercise price	¥ 669,775
Average exercise price	1,188,686
Fair value at the grant date	—

(2) A consolidated subsidiary, Kansai Urban Banking Corporation

(a) Outline of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005	June 29, 2006	June 29, 2006
Title and number of grantees	Directors and employees 45	Directors and employees 44	Directors and employees 65	Directors and employees 174	Directors and employees 183	Directors 9	Officers not doubling as directors 14 Employees 46
Number of stock options	Common shares 238,000	Common shares 234,000	Common shares 306,000	Common shares 399,000	Common shares 464,000	Common shares 162,000	Common shares 115,000
Grant date	July 31, 2001	July 31, 2002	July 31, 2003	July 30, 2004	July 29, 2005	July 31, 2006	July 31, 2006
Condition for vesting	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Exercise period	June 29, 2003 to June 28, 2011	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014	June 30, 2007 to June 29, 2015	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016

(b) Stock options granted and changes

Number of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005	June 29, 2006	June 29, 2006
Before vested							
Previous fiscal year-end	—	—	—	399,000	464,000	—	—
Granted	—	—	—	—	—	162,000	115,000
Forfeited	—	—	—	—	—	—	—
Vested	—	—	—	399,000	—	—	—
Outstanding	—	—	—	—	464,000	162,000	115,000
After vested							
Previous fiscal year-end	220,000	204,000	282,000	—	—	—	—
Vested	—	—	—	399,000	—	—	—
Exercised	46,000	30,000	26,000	36,000	—	—	—
Forfeited	—	—	—	—	—	—	—
Exercisable	174,000	174,000	256,000	363,000	—	—	—

Price information (Yen)

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005	June 29, 2006	June 29, 2006
Exercise price	¥155	¥131	¥179	¥202	¥313	¥490	¥490
Average exercise price	488	489	486	487	—	—	—
Fair value at the grant date	—	—	—	—	—	138	138

(c) Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year ended March 31, 2007 were valuated using the Black-Scholes option-pricing model and the principal parameters were as follows:

Date of resolution	June 29, 2006
Expected volatility *1	38.84%
Average expected life *2	5 years
Expected dividends *3	¥4 per share
Risk-free interest rate *4	1.40%

*1 Calculated based on the actual stock prices during the five years from June 2001 to June 2006

*2 The average expected life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated assuming that the options were exercised at the mid point of the exercise period.

*3 The actual dividends on common stock for the fiscal year ended March 31, 2006

*4 Japanese government bond yield corresponding to the average expected life

(d) Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

34. Segment Information

(1) Business segment information

	Millions of yen					
	2007					
Year ended March 31	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
I. Ordinary income						
(1) External customers	¥ 2,689,086	¥ 783,119	¥ 429,052	¥ 3,901,259	¥ —	¥ 3,901,259
(2) Intersegment	53,714	20,831	220,369	294,914	(294,914)	—
Total	2,742,800	803,951	649,421	4,196,173	(294,914)	3,901,259
Ordinary expenses	1,993,893	759,103	609,781	3,362,779	(260,130)	3,102,649
Ordinary profit	¥ 748,907	¥ 44,847	¥ 39,640	¥ 833,394	¥ (34,784)	¥ 798,610
II. Assets, depreciation, losses on impairment of fixed assets and capital expenditure						
Assets	¥97,525,686	¥2,241,572	¥5,663,614	¥105,430,874	¥(4,572,564)	¥100,858,309
Depreciation	59,908	336,712	17,630	414,251	16	414,268
Losses on impairment of fixed assets	4,661	—	25,887	30,548	—	30,548
Capital expenditure	216,612	390,455	27,565	634,633	13	634,647

	Millions of yen					
	2006					
Year ended March 31	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
I. Ordinary income						
(1) External customers	¥ 2,485,470	¥ 755,137	¥ 464,529	¥ 3,705,136	¥ —	¥ 3,705,136
(2) Intersegment	44,864	18,503	204,294	267,661	(267,661)	—
Total	2,530,334	773,640	668,823	3,972,798	(267,661)	3,705,136
Ordinary expenses	1,764,055	728,363	487,692	2,980,111	(238,529)	2,741,582
Ordinary profit	¥ 766,278	¥ 45,277	¥ 181,130	¥ 992,686	¥ (29,131)	¥ 963,554
II. Assets, depreciation, losses on impairment of fixed assets and capital expenditure						
Assets	¥103,026,827	¥2,056,078	¥6,083,193	¥111,166,100	¥(4,155,524)	¥107,010,575
Depreciation	62,886	337,345	21,274	421,505	13	421,519
Losses on impairment of fixed assets	7,435	620	4,247	12,303	—	12,303
Capital expenditure	62,482	384,370	22,859	469,711	0	469,711

	Millions of U.S. dollars					
	2007					
Year ended March 31	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
I. Ordinary income						
(1) External customers	$ 22,771	$ 6,632	$ 3,633	$ 33,036	$ —	$ 33,036
(2) Intersegment	455	176	1,867	2,498	(2,498)	—
Total	23,226	6,808	5,500	35,534	(2,498)	33,036
Ordinary expenses	16,884	6,428	5,164	28,476	(2,203)	26,273
Ordinary profit	$ 6,342	$ 380	$ 336	$ 7,058	$ (295)	$ 6,763
II. Assets, depreciation, losses on impairment of fixed assets and capital expenditure						
Assets	$825,859	$18,982	$47,960	$892,801	$(38,721)	$854,080
Depreciation	507	2,852	149	3,508	0	3,508
Losses on impairment of fixed assets	40	—	219	259	—	259
Capital expenditure	1,834	3,306	234	5,374	0	5,374

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.

2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.

3. Assets in Elimination include unallocated corporate assets of ¥4,012,414 million ($33,978 million) and ¥4,214,877 million at March 31, 2007 and 2006, respectively, which mainly consist of investments in subsidiaries and affiliates.

4. Ordinary income represents total income, excluding gains on return of securities from retirement benefits trust, gains on disposal of fixed assets, collection of written-off claims and other extraordinary gains. Ordinary expenses represent total expenses, excluding losses on disposal of fixed assets, losses on impairment of fixed assets and other extraordinary expenses.

5. As mentioned in Note 2. (14), retirement benefits to directors, corporate auditors and other executive officers were formerly expensed when they were paid. However, "Treatment for Auditing of Reserve under Special Taxation Measures Law and Reserve under Special Laws" (JICPA Audit Committee Report No.42, issued on September 21, 1982) was revised and "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No.42) was announced on April 13, 2007. In accordance with this accounting change, from March 31, 2007, SMFG started recording "reserve for executive retirement benefits" in order to recognize periodic gains (losses) more proper by allocating the estimated retirement benefits to the tenure of the relevant executives. As a result, "Ordinary profit" of "Banking business," "Leasing business" and "Other business" for the year ended March 31, 2007 decreased by ¥5,397 million ($46 million), ¥221 million ($2 million) and ¥1,752 million ($15 million), respectively, as compared with the former method.
Interim consolidated financial statements for the six months ended September 30, 2006 were accounted for under the former method because this accounting change was announced on April 13, 2007. Accordingly, "Ordinary profit" of "Banking business," "Leasing business" and "Other business" for the six months were excessively recorded by ¥4,556 million ($38 million), ¥188 million ($2 million) and ¥1,496 million ($13 million), respectively, as compared with the revised method.

6. As mentioned in Note 2. (22), "Accounting Standard for Financial Instruments" (issued by the BAC on January 22, 1999) was revised on August 11, 2006 by ASBJ Statement No.10 "Accounting Standards for Financial Instruments," and the revised accounting standards were applicable from on and after the fiscal year ending August 11, 2006. SMFG applied the revised accounting standards and bonds were carried at the amounts calculated based on amortized cost (straight-line method) on the consolidated balance sheet. As a result, "Assets" of "Banking business" at March 31, 2007 decreased by ¥2,308 million ($20 million) compared with the former method.

(2) Geographic segment information

Year ended March 31	Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
	Millions of yen						
	2007						
I. Ordinary income							
(1) External customers	¥ 3,238,374	¥ 247,208	¥ 203,585	¥ 212,090	¥ 3,901,259	¥ —	¥ 3,901,259
(2) Intersegment	98,720	46,833	9,974	59,802	215,330	(215,330)	—
Total	3,337,094	294,042	213,559	271,892	4,116,589	(215,330)	3,901,259
Ordinary expenses	2,686,461	222,992	177,377	202,955	3,289,786	(187,137)	3,102,649
Ordinary profit	¥ 650,633	¥ 71,049	¥ 36,182	¥ 68,937	¥ 826,802	¥ (28,192)	¥ 798,610
II. Assets	¥89,301,196	¥5,775,716	¥3,190,553	¥4,514,648	¥102,782,115	¥(1,923,805)	¥100,858,309

Year ended March 31	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
	Millions of yen						
	2006						
I. Ordinary income							
(1) External customers	¥ 3,256,730	¥ 176,443	¥ 125,351	¥ 146,611	¥ 3,705,136	¥ —	¥ 3,705,136
(2) Intersegment	70,044	41,114	2,836	36,345	150,341	(150,341)	—
Total	3,326,774	217,558	128,188	182,956	3,855,478	(150,341)	3,705,136
Ordinary expenses	2,482,510	152,350	103,720	136,967	2,875,548	(133,966)	2,741,582
Ordinary profit	¥ 844,264	¥ 65,208	¥ 24,468	¥ 45,988	¥ 979,929	¥ (16,375)	¥ 963,554
II. Assets	¥97,046,578	¥5,034,350	¥2,825,039	¥3,856,601	¥108,762,570	¥(1,751,994)	¥107,010,575

Year ended March 31	Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
	Millions of U.S. dollars						
	2007						
I. Ordinary income							
(1) External customers	$ 27,423	$ 2,093	$ 1,724	$ 1,796	$ 33,036	$ —	$ 33,036
(2) Intersegment	836	397	84	507	1,824	(1,824)	—
Total	28,259	2,490	1,808	2,303	34,860	(1,824)	33,036
Ordinary expenses	22,749	1,888	1,502	1,719	27,858	(1,585)	26,273
Ordinary profit	$ 5,510	$ 602	$ 306	$ 584	$ 7,002	$ (239)	$ 6,763
II. Assets	$756,213	$48,909	$27,018	$38,231	$870,371	$(16,291)	$854,080

Notes: 1. The geographic segmentation is classified based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Assets in Elimination include unallocated corporate assets of ¥4,012,414 million ($33,978 million) and ¥4,214,877 million at March 31, 2007 and 2006, respectively, which mainly consist of investments in subsidiaries and affiliates.
4. Ordinary income represents total income, excluding gains on return of securities from retirement benefits trust, gains on disposal of fixed assets, collection of written-off claims and other extraordinary gains. Ordinary expenses represent total expenses, excluding losses on disposal of fixed assets, losses on impairment of fixed assets and other extraordinary expenses.
5. As mentioned in Note 2. (14), retirement benefits to directors, corporate auditors and other executive officers were formerly expensed when they were paid. However, "Treatment for Auditing of Reserve under Special Taxation Measures Law and Reserve under Special Laws" (JICPA Audit Committee Report No.42, issued on September 21, 1982) was revised and "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No.42) was announced on April 13, 2007. In accordance with this accounting change, from March 31, 2007, SMFG started recording "reserve for executive retirement benefits" in order to recognize periodic gains (losses) more proper by allocating the estimated retirement benefits to the tenure of the relevant executives. As a result, "Ordinary profit" of "Japan" for the year ended March 31, 2007 decreased by ¥7,371 million ($62 million) as compared with the former method.
Interim consolidated financial statements for the six months ended September 30, 2006 were accounted for under the former method because this accounting change was announced on April 13, 2007. Accordingly, "Ordinary profit" of "Japan" for the six months were excessively recorded by ¥6,241 million ($53 million) as compared with the revised method.
6. As mentioned in Note 2. (22), "Accounting Standard for Financial Instruments" (issued by the BAC on January 22, 1999) was revised on August 11, 2006 by ASBJ Statement No.10 "Accounting Standards for Financial Instruments," and the revised accounting standards were applicable from on and after the fiscal year ending August 11, 2006. SMFG applied the revised accounting standards and bonds were carried at the amounts calculated based on amortized cost (straight-line method) on the consolidated balance sheet. As a result, "Assets" of "Japan" and "The Americas" at March 31, 2007 decreased by ¥2,266 million ($19million) and ¥41 million ($0 million), respectively, compared with the former method.

(3) Ordinary income from overseas operations

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Consolidated ordinary income from overseas operations (A)	¥ 662,884	¥ 448,406	$ 5,613
Consolidated ordinary income (B)	3,901,259	3,705,136	33,036
(A) / (B)	17.0%	12.1%	17.0%

Notes: 1. Consolidated ordinary income from overseas operations is presented as counterpart of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party, and the geographic segment information is not presented because such information is not available.

35. Business Combinations

Transactions under common control in the year ended March 31, 2007

(1) Outline of the transactions

(a) Name and business of combined entity

SMBC Friend Securities Co., Ltd. ("SMBC Friend Securities")

Securities business

(b) Form of reorganization

Exchange of shares

(c) Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc. ("SMFG")

(d) Outline and purpose of the transaction

In accordance with the stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment needs are expected to become further diversified. At the same time, we believe that new types of asset management services will become popular among individual investors who improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.

In view of these trends, SMFG will further strengthen cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary, establishing a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them. With such initiatives, SMFG will try to make every effort to enhance the enterprise value of the whole group.

(2) Accounting method

SMFG applied the following accounting treatments stipulated by the Accounting Standard for Business Combinations to the consolidated and nonconsolidated financial statements:
"Chapter 3 Accounting Standard for Business Combinations, Article 4 Accounting treatment for the transactions under common control, Paragraph 2 Transactions with minority shareholders."

(3) Additional acquisition of subsidiary's shares

(a) Acquisition cost

	Millions of yen	Millions of U.S. dollars
Common shares	¥221,365	$1,875
Expenses for acquiring the common shares	160	1
Acquisition cost	¥221,525	$1,876

(b) Share exchange ratio, its basis for determination, number of shares delivered and its values

(i) Type of shares and share exchange ratio

Common shares

SMFG 1: SMBC Friend Securities 0.0008

(ii) Basis for determination of share exchange ratio

SMFG appointed Goldman Sachs (Japan) Ltd. as its financial advisor and SMBC Friend Securities appointed Merrill Lynch Japan Securities Co., Ltd. as its financial advisor. SMFG and SMBC Friend Securities comprehensively considered numerous factors including results of the analyses provided by their respective financial advisors, and discussed and agreed to the above.

(iii) Number of shares delivered and values

249,015 shares

¥221,525 million ($1,876 million)

(c) Goodwill, reason for recognizing goodwill, amortization method and amortization term

(i) Amount of goodwill

¥99,995 million ($847 million)

(ii) Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost of additional shares of common stock of SMBC Friend Securities, and the decrease in minority interests, as goodwill.

(iii) Method and term to amortize goodwill

Straight-line method over 20 years

36. Per Share Data

	Yen		U.S. dollars
March 31	2007	2006	2007
Net assets per share	¥469,228.59	¥400,168.89	$3,973.48

	Yen		U.S. dollars
Year ended March 31	2007	2006	2007
Net income per share	¥57,085.83	¥94,733.62	$483.41
Net income per share (diluted)	51,494.17	75,642.93	436.06

Notes: 1. The ASBJ revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4, issued on September 25, 2002) on January 31, 2006, and the revised Guidance was applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law. Effective April 1, 2006, SMFG has applied the revised Guidance and calculated net assets per share by including "Net deferred gains (losses) on hedges." This accounting change decreased net assets per share by ¥11,596.71 ($98.20) compared with the former method.

2. Net income per share and net income per share (diluted) are calculated based on the following:

Year ended March 31	Millions of yen except number of shares		Millions of U.S. dollars
	2007	2006	2007
Net income per share			
Net income	¥441,351	¥686,841	$3,737
Amount not attributable to common stockholders	12,958	25,697	110
[preferred stock dividends]	[12,958]	[25,697]	[110]
Net income attributable to common stock	428,392	661,143	3,628
Average number of common stock during the year (in thousand)	7,504	6,978	/
Net income per share (diluted)			
Adjustment for net income	6,748	19,483	57
[preferred stock dividends]	[6,763]	[19,502]	[57]
[stock acquisition rights issued by subsidiaries and affiliates]	[(14)]	[(18)]	[(0)]
Increase in number of common stock (in thousand)	945	2,018	/
[preferred stock]	[945]	[2,018]	/
[stock acquisition rights]	[0]	[0]	/

3. Net assets per share is calculated based on the following:

March 31	Millions of yen except number of shares	Millions of U.S. dollars
	2007	2007
Net assets	¥5,331,279	$45,146
Amounts excluded from Net assets	1,781,555	15,086
[preferred stock]	[360,303]	[3,051]
[dividends on preferred stock]	[12,958]	[110]
[stock acquisition rights]	[14]	[0]
[minority interests]	[1,408,279]	[11,925]
Net assets attributable to common stock at the fiscal year-end	3,549,724	30,059
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousand)	7,565	/

37. Subsequent Events

The following appropriations of retained earnings of SMFG at March 31, 2007 were approved by the ordinary general meeting of shareholders held on June 28, 2007:

		Millions of yen	Millions of U.S. dollars
Cash dividends,	¥7,000 per share on common stock	¥53,660	$454
	¥135,000 per share on preferred stock (1st to 12th series Type 4)	6,763	57
	¥88,500 per share on preferred stock (1st series Type 6)	6,195	52

38. Parent Company

(1) Nonconsolidated Balance Sheets
Sumitomo Mitsui Financial Group, Inc.

March 31	Millions of yen		Millions of U.S. dollars (Note 1)
	2007	2006	**2007**
Assets			
Current assets	**¥ 109,364**	¥ 579,372	**$ 926**
Cash and due from banks	**37,073**	561,862	**314**
Prepaid expenses	**21**	21	**0**
Deferred tax assets	**265**	43	**2**
Accrued income	**23**	17	**0**
Accrued income tax refunds	**71,377**	17,371	**605**
Other current assets	**603**	55	**5**
Fixed assets	**3,850,079**	3,586,657	**32,603**
Tangible fixed assets	**7**	1	**0**
Buildings	**0**	0	**0**
Equipment	**6**	0	**0**
Intangible fixed assets	**20**	28	**0**
Software	**20**	28	**0**
Investments and other assets	**3,850,052**	3,586,627	**32,603**
Investments in securities	**20**	20	**0**
Investments in subsidiaries and affiliates	**3,847,716**	3,586,045	**32,583**
Deferred tax assets	**2,315**	562	**20**
Deferred charges	**—**	301	**—**
Organization cost	**—**	301	**—**
Total assets	**¥3,959,444**	¥4,166,332	**$33,529**

(Continued)

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars (Note 1) 2007
Liabilities and net assets/stockholders' equity			
Liabilities			
Current liabilities	¥ 961,372	¥ 230,905	$ 8,141
Short-term borrowings	959,030	230,000	8,121
Accounts payable	108	117	1
Accrued expenses	48	465	0
Income taxes payable	964	36	8
Business office taxes payable	4	4	0
Reserve for employees bonuses	83	70	1
Other current liabilities	1,132	211	10
Fixed liabilities	174	—	1
Reserve for executive retirement benefits	174	—	1
Total liabilities	961,546	230,905	8,142
Net assets			
Stockholders' equity			
Capital stock	1,420,877	—	12,032
Capital surplus	930,469	—	7,879
Capital reserve	642,355	—	5,439
Other capital surplus	288,113	—	2,440
Retained earnings	729,129	—	6,175
Other retained earnings	729,129	—	6,175
Voluntary reserve	30,420	—	258
Retained earnings brought forward	698,709	—	5,917
Treasury stock	(82,578)	—	(699)
Total stockholders' equity	2,997,898	—	25,387
Total net assets	2,997,898	—	25,387
Total liabilities and net assets	¥3,959,444	—	$33,529
Stockholders' equity			
Capital stock	—	1,420,877	—
Capital surplus	—	2,105,396	—
Capital reserve	—	1,420,989	—
Other capital surplus	—	684,406	—
Retained earnings	—	413,546	—
Voluntary reserve	—	30,420	—
Unappropriated retained earnings	—	383,126	—
Treasury stock	—	(4,393)	—
Total stockholders' equity	—	3,935,426	—
Total liabilities and stockholders' equity	—	¥4,166,332	—

(2) Nonconsolidated Statements of Income
Sumitomo Mitsui Financial Group, Inc.

Year ended March 31	Millions of yen 2007	2006	Millions of U.S. dollars (Note 1) 2007
Operating income	**¥376,479**	¥55,482	**$3,188**
Dividends on investments in subsidiaries and affiliates	**366,680**	46,432	**3,105**
Fees and commissions received from subsidiaries	**9,798**	9,038	**83**
Interest income on loans to subsidiaries and affiliates	**—**	11	**—**
Operating expenses	**3,641**	3,196	**31**
General and administrative expenses	**3,641**	3,196	**31**
Operating profit	**372,838**	52,285	**3,157**
Nonoperating income	**234**	138	**2**
Interest income on deposits	**213**	71	**2**
Fees and commissions income	**20**	27	**0**
Other nonoperating income	**0**	39	**0**
Nonoperating expenses	**8,594**	4,159	**73**
Interest on borrowings	**4,311**	1,490	**36**
Amortization of organization cost	**301**	301	**3**
Stock issuance cost	**—**	739	**—**
Fees and commissions expenses	**3,978**	1,519	**34**
Other nonoperating expenses	**3**	108	**0**
Ordinary profit	**364,477**	48,264	**3,086**
Extraordinary gains	**—**	27,579	**—**
Gains on sale of a subsidiary's shares	**—**	27,579	**—**
Income before income taxes	**364,477**	75,844	**3,086**
Income taxes:			
Current	**2,918**	3	**25**
Deferred	**(1,975)**	2,431	**(17)**
Net income	**¥363,535**	¥73,408	**$3,078**

	Yen		U.S. dollars (Note 1)
Per share data:			
Net income	**¥46,326.41**	¥6,836.35	**$392.30**
Net income — diluted	**41,973.46**	6,737.46	**355.44**

(3) Nonconsolidated statement of changes in net assets
Sumitomo Mitsui Financial Group, Inc.

	Millions of yen									
	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
Year ended March 31, 2007	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2006	¥1,420,877	¥1,420,989	¥ 684,406	¥2,105,396	¥30,420	¥383,126	¥413,546	¥ (4,393)	¥3,935,426	¥3,935,426
Changes in the year										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	—					—	—
Increase due to exchange of shares		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						363,535	363,535		363,535	363,535
Acquisition of own shares								(1,474,644)	(1,474,644)	(1,474,644)
Disposal of treasury shares			(15)	(15)				182	167	167
Retirement of treasury shares			(1,396,277)	(1,396,277)				1,396,277	—	—
Net changes in the year	—	(778,634)	(396,292)	(1,174,927)	—	315,583	315,583	(78,184)	(937,527)	(937,527)
Balance at March 31, 2007	¥1,420,877	¥ 642,355	¥ 288,113	¥ 930,469	¥30,420	¥698,709	¥729,129	¥ (82,578)	¥2,997,898	¥2,997,898

	Millions of U.S. dollars									
	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
Year ended March 31, 2007	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2006	$12,032	$12,033	$ 5,796	$17,829	$258	$3,244	$3,502	$ (37)	$33,326	$33,326
Changes in the year										
Transfer of capital reserve to other capital surplus		(8,468)	8,468	—					—	—
Increase due to exchange of shares		1,874		1,874					1,874	1,874
Cash dividends						(406)	(406)		(406)	(406)
Net income						3,079	3,079		3,079	3,079
Acquisition of own shares								(12,487)	(12,487)	(12,487)
Disposal of treasury shares			(0)	(0)				1	1	1
Retirement of treasury shares			(11,824)	(11,824)				11,824	—	—
Net changes in the year	—	(6,594)	(3,356)	(9,950)	—	2,673	2,673	(662)	(7,939)	(7,939)
Balance at March 31, 2007	$12,032	$ 5,439	$ 2,440	$ 7,879	$258	$5,917	$6,175	$ (699)	$25,387	$25,387

Independent Auditors' Report

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Sumitomo Mitsui Financial Group, Inc. ("SMFG") and consolidated subsidiaries as of March 31, 2007 and 2006, the consolidated statements of income for the years then ended, the consolidated statement of changes in net assets for the year ended March 31, 2007, the consolidated statement of stockholders' equity for the year ended March 31, 2006, and the consolidated statements of cash flows for the years ended March 31, 2007 and 2006, expressed in Japanese yen. These consolidated financial statements are the responsibility of SMFG's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMFG and subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for convenience of the readers. We have recomputed the translation, and in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 28, 2007

Supplemental Information

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Assets			
Cash and due from banks	¥ 1,907,823	¥ 5,155,217	$ 16,156
Deposits with banks	2,046,199	1,946,475	17,327
Call loans and bills bought	1,102,078	651,905	9,333
Receivables under resale agreements	76,551	117,474	648
Receivables under securities borrowing transactions	2,276,894	1,956,650	19,281
Commercial paper and other debt purchased	960,591	633,760	8,134
Trading assets	3,262,341	4,079,106	27,626
Money held in trust	2,924	2,912	25
Securities	20,304,639	25,233,716	171,942
Loans and bills discounted	59,617,850	57,440,761	504,851
Foreign exchanges	881,436	947,744	7,464
Other assets	1,630,049	1,935,804	13,803
Premises and equipment	—	724,962	—
Tangible fixed assets	755,891	—	6,401
Intangible fixed assets	101,219	—	857
Lease assets	26,922	27,314	228
Deferred tax assets	804,627	1,017,316	6,814
Customers' liabilities for acceptances and guarantees	3,673,396	3,553,696	31,107
Reserve for possible loan losses	(860,799)	(1,006,223)	(7,289)
Total assets	¥98,570,638	¥104,418,597	$834,708

(Continued)

March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Liabilities, minority interests and net assets/stockholders' equity			
Liabilities			
Deposits	**¥74,826,561**	¥ 74,137,830	**$633,640**
Call money and bills sold	**2,286,698**	8,016,410	**19,364**
Payables under repurchase agreements	**140,654**	396,205	**1,191**
Payables under securities lending transactions	**1,516,342**	2,747,125	**12,841**
Trading liabilities	**1,941,142**	2,909,239	**16,438**
Borrowed money	**2,034,633**	933,567	**17,230**
Foreign exchanges	**323,890**	447,722	**2,743**
Short-term bonds (Note 15)	**3,500**	4,000	**30**
Bonds (Note 15)	**3,929,325**	4,076,317	**33,274**
Due to trust account	**65,062**	318,597	**551**
Other liabilities	**2,279,167**	2,056,102	**19,300**
Reserve for employee bonuses	**18,919**	19,033	**160**
Reserve for employee retirement benefits	**13,382**	23,617	**113**
Reserve for executive retirement benefits	**6,233**	—	**53**
Other reserves	**18**	1,141	**0**
Deferred tax liabilities	**49,714**	48,413	**421**
Deferred tax liabilities for land revaluation	**49,536**	50,133	**419**
Acceptances and guarantees	**3,673,396**	3,553,696	**31,107**
Total liabilities	**93,158,180**	99,739,154	**788,875**
Net assets			
Capital stock	**664,986**	—	**5,631**
Capital surplus	**1,603,512**	—	**13,579**
Retained earnings	**581,619**	—	**4,925**
Total stockholders' equity	**2,850,119**	—	**24,135**
Net unrealized gains on other securities	**1,269,385**	—	**10,749**
Net deferred losses on hedges	**(87,571)**	—	**(741)**
Land revaluation excess	**37,526**	—	**318**
Foreign currency translation adjustments	**(37,194)**	—	**(315)**
Total valuation and translation adjustments	**1,182,145**	—	**10,011**
Stock acquisition rights	**14**	—	**0**
Minority interests	**1,380,179**	—	**11,687**
Total net assets	**5,412,458**	—	**45,833**
Total liabilities and net assets	**¥98,570,638**	—	**$834,708**
Minority interests	**—**	1,081,148	**—**
Stockholders' equity			
Capital stock	**—**	664,986	**—**
Capital surplus	**—**	1,603,512	**—**
Retained earnings	**—**	542,551	**—**
Land revaluation excess	**—**	38,080	**—**
Net unrealized gains on other securities	**—**	793,731	**—**
Foreign currency translation adjustments	**—**	(44,568)	**—**
Total stockholders' equity	**—**	3,598,294	**—**
Total liabilities, minority interests and stockholders' equity	**—**	¥104,418,597	**—**

Notes: 1. Amounts less than one million yen have been omitted.

2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥118.09 to US$1, the exchange rate prevailing at March 31, 2007.

Consolidated Statements of Income (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Year ended March 31	Millions of yen 2007	Millions of yen 2006	Millions of U.S. dollars 2007
Income			
Interest income:			
Interest on loans and discounts	¥1,377,189	¥1,196,998	$11,662
Interest and dividends on securities	369,548	317,356	3,129
Interest on receivables under resale agreements	7,098	6,767	60
Interest on receivables under securities borrowing transactions	4,857	613	41
Interest on deposits with banks	96,700	59,867	819
Other interest income	94,840	48,706	803
Trust fees	3,482	8,626	30
Fees and commissions	577,435	604,859	4,890
Trading profits	118,589	32,807	1,004
Other operating income	197,172	360,246	1,670
Other income	124,779	152,583	1,057
Total income	2,971,693	2,789,433	25,165
Expenses			
Interest expenses:			
Interest on deposits	500,904	279,644	4,242
Interest on borrowings and rediscounts	41,320	27,295	350
Interest on payables under repurchase agreements	18,353	7,447	155
Interest on payables under securities lending transactions	60,856	58,292	515
Interest on bonds and short-term bonds	88,353	84,848	748
Other interest expenses	86,996	32,408	737
Fees and commissions	111,413	97,979	944
Trading losses	1,936	—	16
Other operating expenses	236,292	137,538	2,001
General and administrative expenses	768,498	767,852	6,508
Provision for reserve for possible loan losses	19,940	160,013	169
Other expenses	286,105	250,053	2,423
Total expenses	2,220,971	1,903,374	18,808
Income before income taxes and minority interests	750,722	886,058	6,357
Income taxes:			
Current	47,601	45,274	403
Deferred	238,764	219,789	2,022
Minority interests in net income	62,561	57,410	530
Net income	¥ 401,795	¥ 563,584	$ 3,402

	Yen 2007	Yen 2006	U.S. dollars 2007
Per share data:			
Net income	¥7,072.09	¥9,864.54	$ 59.89
Net income — diluted	7,012.46	9,827.19	59.38
Declared dividends on common stock	763	5,714	6.46
Declared dividends on preferred stock (Type 1)	—	10,500	—
Declared dividends on preferred stock (Type 2)	—	28,500	—
Declared dividends on preferred stock (Type 3)	—	13,700	—
Declared dividends on preferred stock (1st series Type 6)	88,500	88,500	749.43

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥118.09 to US$1, the exchange rate prevailing at March 31, 2007.

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation

	Millions of yen		Millions of U.S. dollars
March 31	2007	2006	2007
Assets			
Cash and due from banks	¥ 1,734,199	¥ 4,798,403	$ 14,686
Deposits with banks	2,265,361	1,791,564	19,183
Call loans and bills bought	1,006,657	576,909	8,525
Receivables under resale agreements	39,725	81,470	336
Receivables under securities borrowing transactions	2,213,314	1,956,650	18,743
Commercial paper and other debt purchased	333,524	115,637	2,824
Trading assets	2,914,023	3,694,791	24,676
Money held in trust	2,924	2,912	25
Securities	20,060,873	25,202,541	169,878
Loans and bills discounted	53,756,440	51,857,559	455,216
Foreign exchanges	835,617	877,570	7,076
Other assets	1,442,066	1,567,812	12,212
Premises and equipment	—	639,538	—
Tangible fixed assets	678,581	—	5,746
Intangible fixed assets	87,615	—	742
Deferred tax assets	743,605	976,203	6,297
Customers' liabilities for acceptances and guarantees	4,177,816	4,120,300	35,378
Reserve for possible loan losses	(677,573)	(816,437)	(5,738)
Reserve for possible losses on investments	(77,547)	—	(657)
Total assets	¥91,537,228	¥97,443,428	$775,148
Liabilities and net assets/stockholders' equity			
Liabilities			
Deposits	¥68,809,338	¥68,222,167	$582,686
Call money and bills sold	2,291,128	7,937,965	19,402
Payables under repurchase agreements	104,640	382,082	886
Payables under securities lending transactions	1,516,342	2,709,084	12,841
Trading liabilities	1,578,730	2,515,932	13,369
Borrowed money	3,371,846	2,023,023	28,553
Foreign exchanges	329,695	449,560	2,792
Bonds	3,647,483	3,776,707	30,887
Due to trust account	65,062	318,597	551
Other liabilities	1,588,683	1,295,135	13,453
Reserve for employee bonuses	8,892	8,691	75
Reserve for executive retirement benefits	4,757	—	40
Reserve for point service program	990	—	9
Other reserves	18	18	0
Deferred tax liabilities for land revaluation	48,917	49,384	414
Acceptances and guarantees	4,177,816	4,120,300	35,378
Total liabilities	87,544,344	93,808,652	741,336
Net assets			
Capital stock	664,986	—	5,631
Capital surplus	1,367,548	—	11,581
Retained earnings	761,028	—	6,444
Total stockholders' equity	2,793,563	—	23,656
Net unrealized gains on other securities	1,259,814	—	10,668
Net deferred losses on hedges	(84,733)	—	(717)
Land revaluation excess	24,240	—	205
Total valuation and translation adjustments	1,199,320	—	10,156
Total net assets	3,992,884	—	33,812
Total liabilities and net assets	¥91,537,228	—	$775,148
Stockholders' equity			
Capital stock	—	664,986	—
Capital surplus	—	1,367,548	—
Retained earnings	—	794,033	—
Land revaluation excess	—	24,716	—
Net unrealized gains on other securities	—	783,491	—
Total stockholders' equity	—	3,634,776	—
Total liabilities and stockholders' equity	—	¥97,443,428	—

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥118.09 to US$1, the exchange rate prevailing at March 31, 2007.

Nonconsolidated Statements of Income (Unaudited)

Sumitomo Mitsui Banking Corporation

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2007	2006	2007
Income			
Interest income:			
Interest on loans and discounts	**¥1,166,967**	¥1,002,320	**$ 9,882**
Interest and dividends on securities	**369,039**	317,180	**3,125**
Interest on receivables under resale agreements	**4,064**	4,362	**34**
Interest on receivables under securities borrowing transactions	**4,827**	613	**41**
Interest on deposits with banks	**77,722**	50,454	**658**
Other interest income	**83,548**	51,615	**708**
Trust fees	**3,482**	8,626	**29**
Fees and commissions	**465,171**	474,972	**3,939**
Trading profits	**103,719**	13,250	**878**
Other operating income	**106,725**	273,861	**904**
Other income	**107,309**	125,442	**909**
Total income	**2,492,577**	2,322,699	**21,107**
Expenses			
Interest expenses:			
Interest on deposits	**430,045**	234,616	**3,642**
Interest on borrowings and rediscounts	**103,090**	82,491	**873**
Interest on payables under repurchase agreements	**16,523**	6,359	**140**
Interest on payables under securities lending transactions	**60,770**	58,204	**514**
Interest on bonds	**73,483**	68,252	**622**
Other interest expenses	**84,809**	22,077	**718**
Fees and commissions	**111,754**	108,296	**946**
Trading losses	**2,098**	1,312	**18**
Other operating expenses	**158,207**	63,613	**1,340**
General and administrative expenses	**609,816**	604,098	**5,164**
Provision for reserve for possible loan losses	**450**	164,630	**4**
Other expenses	**254,598**	162,072	**2,156**
Total expenses	**1,905,648**	1,576,026	**16,137**
Income before income taxes	**586,928**	746,672	**4,970**
Income taxes:			
Current	**16,507**	13,512	**140**
Deferred	**254,680**	213,639	**2,156**
Net income	**¥ 315,740**	¥ 519,520	**$ 2,674**

	Yen		U.S. dollars
Per share data:			
Net income	**¥5,533.69**	¥9,066.46	**$46.86**
Net income — diluted	**5,487.21**	9,050.63	**46.47**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥118.09 to US$1, the exchange rate prevailing at March 31, 2007.

Income Analysis (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen							
	2007				2006			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥1,441,457	¥593,892	¥(56,280)	¥1,979,069	¥1,306,241	¥392,619	¥(36,260)	¥1,662,600
Interest expenses	432,558	409,364	(31,450)	810,471	281,037	245,122	(25,167)	500,991
Net interest income	1,008,898	184,528	(24,829)	1,168,597	1,025,204	147,497	(11,092)	1,161,608
Trust fees	3,508	—	—	3,508	8,631	—	—	8,631
Fees and commissions (income)	647,473	59,223	(698)	705,998	657,115	49,288	(2,474)	703,928
Fees and commissions (expenses)	89,805	7,353	(345)	96,812	82,489	3,601	(1,754)	84,336
Net fees and commissions	557,668	51,870	(352)	609,185	574,625	45,686	(719)	619,591
Trading profits	127,667	21,459	(21,564)	127,561	36,163	18,099	(21,455)	32,807
Trading losses	10,720	12,780	(21,564)	1,936	8,066	13,389	(21,455)	—
Net trading income	116,946	8,679	—	125,625	28,096	4,710	—	32,807
Other operating income	981,643	22,977	(988)	1,003,632	1,126,212	19,504	(1,569)	1,144,147
Other operating expenses	988,511	16,052	(193)	1,004,370	865,666	12,346	(1,377)	876,635
Net other operating income (expenses)	(6,868)	6,924	(794)	(738)	260,545	7,157	(192)	267,511

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (2007, ¥5 million; 2006, ¥1 million) related to the management of money held in trust.

3. Intersegment transactions are reported in "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2007			2006		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥76,132,613	¥1,441,457	1.89%	¥76,691,842	¥1,306,241	1.70%
Loans and bills discounted	51,620,802	1,004,005	1.94	50,469,167	953,658	1.89
Securities	19,820,864	330,791	1.67	21,565,285	290,826	1.35
Call loans and bills bought	784,972	17,383	2.21	713,123	7,773	1.09
Receivables under resale agreements	41,945	94	0.23	98,096	8	0.01
Receivables under securities borrowing transactions	1,329,318	4,857	0.37	1,411,749	613	0.04
Deposits with banks	1,054,974	26,901	2.55	1,387,168	23,781	1.71
Interest-bearing liabilities	¥80,928,373	¥ 432,558	0.53%	¥83,944,515	¥ 281,037	0.33%
Deposits	65,159,829	177,510	0.27	64,237,443	100,809	0.16
Negotiable certificates of deposit	2,365,296	5,858	0.25	3,359,901	844	0.03
Call money and bills sold	2,908,959	4,286	0.15	5,910,627	1,310	0.02
Payables under repurchase agreements	157,722	431	0.27	213,153	6	0.00
Payables under securities lending transactions	2,301,547	60,856	2.64	2,771,613	58,292	2.10
Commercial paper	712	1	0.24	64,266	69	0.11
Borrowed money	3,530,322	53,287	1.51	2,649,069	50,353	1.90
Short-term bonds	370,939	1,503	0.41	341,628	375	0.11
Bonds	3,784,043	68,789	1.82	3,867,212	62,878	1.63

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.

2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.

3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥1,096,906 million; 2006, ¥2,802,641 million).

4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million) and corresponding interest (2007, ¥5 million; 2006, ¥1 million).

Overseas Operations

Year ended March 31	Millions of yen					
	2007			2006		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥11,234,586	¥593,892	5.29%	¥9,621,722	¥392,619	4.08%
Loans and bills discounted	7,838,766	401,333	5.12	6,652,589	283,993	4.27
Securities	1,109,300	62,710	5.65	949,114	37,627	3.96
Call loans and bills bought	200,194	10,824	5.41	178,988	6,556	3.66
Receivables under resale agreements	145,659	7,003	4.81	182,955	6,758	3.69
Receivables under securities borrowing transactions	—	—	—	—	—	—
Deposits with banks	1,530,875	72,925	4.76	1,182,483	37,742	3.19
Interest-bearing liabilities	¥ 8,996,910	¥409,364	4.55%	¥6,988,102	¥245,122	3.51%
Deposits	6,985,307	282,707	4.05	5,705,664	167,488	2.94
Negotiable certificates of deposit	738,076	37,618	5.10	303,226	12,033	3.97
Call money and bills sold	325,729	14,520	4.46	145,523	4,658	3.20
Payables under repurchase agreements	352,703	17,923	5.08	208,672	7,440	3.57
Payables under securities lending transactions	—	—	—	—	—	—
Commercial paper	—	—	—	—	—	—
Borrowed money	159,086	7,199	4.53	93,085	2,182	2.34
Short-term bonds	—	—	—	—	—	—
Bonds	348,240	20,930	6.01	521,556	23,131	4.44

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥48,701 million; 2006, ¥32,268 million).

Total of Domestic and Overseas Operations

Year ended March 31	Millions of yen					
	2007			2006		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥86,851,328	¥1,979,069	2.28%	¥85,869,391	¥1,662,600	1.94%
Loans and bills discounted	58,785,489	1,375,851	2.34	56,497,565	1,214,142	2.15
Securities	21,188,587	369,770	1.75	22,716,737	317,352	1.40
Call loans and bills bought	985,167	28,208	2.86	892,111	14,330	1.61
Receivables under resale agreements	187,604	7,098	3.78	281,051	6,767	2.41
Receivables under securities borrowing transactions	1,329,318	4,857	0.37	1,411,749	613	0.04
Deposits with banks	2,487,172	96,763	3.89	2,549,161	59,875	2.35
Interest-bearing liabilities	¥89,150,368	¥ 810,471	0.91%	¥90,283,734	¥ 500,991	0.55%
Deposits	72,045,922	457,078	0.63	69,920,269	266,648	0.38
Negotiable certificates of deposit	3,103,373	43,476	1.40	3,663,127	12,877	0.35
Call money and bills sold	3,234,688	18,807	0.58	6,056,150	5,969	0.10
Payables under repurchase agreements	510,425	18,354	3.60	421,826	7,447	1.77
Payables under securities lending transactions	2,301,547	60,856	2.64	2,771,613	58,292	2.10
Commercial paper	712	1	0.24	64,266	69	0.11
Borrowed money	3,015,247	32,175	1.07	2,117,940	29,016	1.37
Short-term bonds	370,939	1,503	0.41	341,628	375	0.11
Bonds	4,132,284	89,719	2.17	4,388,769	86,010	1.96

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥1,146,135 million; 2006, ¥2,832,832 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million) and corresponding interest (2007, ¥5 million; 2006, ¥1 million).

Fees and Commissions

	Millions of yen							
	2007				2006			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	¥647,473	¥59,223	¥(698)	¥705,998	¥657,115	¥49,288	¥(2,474)	¥703,928
Deposits and loans	25,034	40,664	—	65,698	23,622	32,250	(1,174)	54,698
Remittances and transfers	123,671	9,166	(1)	132,836	122,863	8,663	(1)	131,526
Securities-related business	48,378	271	—	48,650	64,561	211	—	64,773
Agency	16,581	—	—	16,581	18,929	—	—	18,929
Safe deposits	7,317	4	(0)	7,322	7,379	4	—	7,384
Guarantees	45,102	1,266	(407)	45,961	40,473	1,472	(500)	41,445
Credit card	117,197	—	—	117,197	108,643	—	—	108,643
Fees and commissions (expenses)	¥ 89,805	¥ 7,353	¥(345)	¥ 96,812	¥ 82,489	¥ 3,601	¥(1,754)	¥ 84,336
Remittances and transfers	25,135	2,262	(198)	27,200	24,048	1,827	(7)	25,868

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Trading Income

	Millions of yen							
	2007				2006			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading profits	¥127,667	¥21,459	¥(21,564)	¥127,561	¥36,163	¥18,099	¥(21,455)	¥32,807
Gains on trading securities	15,071	37	—	15,109	12,662	217	—	12,880
Gains on securities related to trading transactions	—	—	—	—	1,172	57	—	1,229
Gains on trading-related financial derivatives	109,351	21,422	(21,564)	109,208	22,230	17,824	(21,455)	18,599
Others	3,244	—	—	3,244	97	—	—	97
Trading losses	¥ 10,720	¥12,780	¥(21,564)	¥ 1,936	¥ 8,066	¥13,389	¥(21,455)	¥ —
Losses on trading securities	—	—	—	—	—	—	—	—
Losses on securities related to trading transactions	1,928	7	—	1,936	—	—	—	—
Losses on trading-related financial derivatives	8,791	12,773	(21,564)	—	8,066	13,389	(21,455)	—
Others	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Assets and Liabilities (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Deposits and Negotiable Certificates of Deposit

Year-End Balance

March 31	Millions of yen	
	2007	2006
Domestic operations:		
Liquid deposits	¥41,266,689	¥41,727,352
Fixed-term deposits	21,273,509	20,023,737
Others	3,271,453	4,063,539
Subtotal	65,811,653	65,814,629
Negotiable certificates of deposit	1,883,747	2,106,986
Total	¥67,695,400	¥67,921,616
Overseas operations:		
Liquid deposits	¥ 5,330,090	¥ 4,170,386
Fixed-term deposits	1,006,239	842,358
Others	8,241	6,750
Subtotal	6,344,570	5,019,495
Negotiable certificates of deposit	705,470	601,657
Total	¥ 7,050,041	¥ 5,621,152
Grand total	¥74,745,441	¥73,542,769

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Year-End Balance

March 31	Millions of yen			
	2007		2006	
Domestic operations:				
Manufacturing	¥ 5,598,883	10.84%	¥ 5,517,879	10.76%
Agriculture, forestry, fisheries and mining	139,509	0.27	140,677	0.27
Construction	1,435,589	2.78	1,488,609	2.90
Transportation, communications and public enterprises	3,038,681	5.88	2,808,274	5.47
Wholesale and retail	5,507,322	10.66	5,553,808	10.83
Finance and insurance	4,189,606	8.11	4,302,537	8.39
Real estate	7,630,563	14.78	7,385,799	14.40
Services	6,238,878	12.08	6,230,670	12.14
Municipalities	648,704	1.26	735,328	1.43
Others	17,216,194	33.34	17,138,631	33.41
Subtotal	¥51,643,934	100.00%	¥51,302,215	100.00%
Overseas operations:				
Public sector	¥ 35,783	0.51%	¥ 46,892	0.79%
Financial institutions	481,228	6.83	549,081	9.21
Commerce and industry	5,950,135	84.45	5,005,510	83.91
Others	578,240	8.21	363,503	6.09
Subtotal	¥ 7,045,387	100.00%	¥ 5,964,987	100.00%
Total	¥58,689,322	—	¥57,267,203	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.

Risk-Monitored Loans

	Millions of yen	
March 31	2007	2006
Bankrupt loans	¥ 60,715	¥ 59,332
Non-accrual loans	507,289	714,366
Past due loans (3 months or more)	22,018	24,571
Restructured loans	477,362	444,889
Total	¥1,067,386	¥1,243,160

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities

Year-End Balance

	Millions of yen	
March 31	2007	2006
Domestic operations:		
Japanese government bonds	¥ 7,640,069	¥11,566,093
Japanese local government bonds	571,103	607,777
Japanese corporate bonds	4,066,497	3,958,181
Japanese stocks	4,468,620	4,277,449
Others	2,306,641	3,915,033
Subtotal	¥19,052,932	¥24,324,535
Overseas operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	1,205,587	958,135
Subtotal	¥ 1,205,587	¥ 958,135
Unallocated corporate assets:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	278,980	223,189
Others	—	—
Subtotal	¥ 278,980	¥ 223,189
Total	¥20,537,500	¥25,505,861

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

March 31	2007 Domestic operations	2007 Overseas operations	2007 Elimination	2007 Total	2006 Domestic operations	2006 Overseas operations	2006 Elimination	2006 Total
	Millions of yen							
Trading assets:	¥2,906,229	¥397,304	¥(25,647)	¥3,277,885	¥3,709,059	¥412,178	¥(43,212)	¥4,078,025
Trading securities	27,932	25,355	—	53,288	122,278	40,764	—	163,042
Derivatives of trading securities	373	—	—	373	275	—	—	275
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	2,344	—	—	2,344	4,160	1	—	4,162
Trading-related financial derivatives	1,778,913	371,949	(25,647)	2,125,214	2,656,787	371,412	(43,212)	2,984,988
Other trading assets	1,096,664	—	—	1,096,664	925,557	—	—	925,557
Trading liabilities:	¥1,572,595	¥396,026	¥(25,647)	¥1,942,973	¥2,521,185	¥430,185	¥(43,212)	¥2,908,158
Trading securities sold for short sales	12,065	4,349	—	16,415	118,803	533	—	119,337
Derivatives of trading securities	288	—	—	288	1,238	—	—	1,238
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	1,975	—	—	1,975	4,079	—	—	4,079
Trading-related financial derivatives	1,558,265	391,676	(25,647)	1,924,294	2,397,064	429,651	(43,212)	2,783,503
Other trading liabilities	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Capital (Nonconsolidated)

Sumitomo Mitsui Financial Group, Inc.

Change in Number of Shares Issued and Capital Stock

	Number of shares issued		Millions of yen			
			Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
December 2, 2002	—	6,676,424.39	¥ —	¥1,000,000	¥ —	¥1,496,547
February 3, 2003*1	86,576.53	6,763,000.92	—	1,000,000	3,069	1,499,616
February 8, 2003*2	50,100	6,813,100.92	75,150	1,075,150	75,150	1,574,766
March 12, 2003*3	115,000	6,928,100.92	172,500	1,247,650	172,500	1,747,266
April 1, 2003 — March 31, 2004*4	8.61	6,928,109.53	—	1,247,650	—	1,747,266
August 8, 2003*5	—	6,928,109.53	—	1,247,650	(499,503)	1,247,762
April 1, 2004 — March 31, 2005*6	332,869.96	7,260,979.49	—	1,247,650	—	1,247,762
March 29, 2005*7	70,001	7,330,980.49	105,001	1,352,651	105,001	1,352,764
April 1, 2005 — March 31, 2006*8	922,593.28	8,253,573.77	—	1,352,651	—	1,352,764
January 31, 2006*9	80,000	8,333,573.77	45,220	1,397,871	45,220	1,397,984
February 28, 2006*10	40,700	8,374,273.77	23,005	1,420,877	23,005	1,420,989
May 17, 2006*11	(68,000)	8,306,273.77	—	1,420,877	—	1,420,989
August 11, 2006*12	—	8,306,273.77	—	1,420,877	(1,000,000)	420,989
September 1, 2006*13	249,015	8,555,288.77	—	1,420,877	221,365	642,355
September 6, 2006*14	(67,000)	8,488,288.77	—	1,420,877	—	642,355
September 29, 2006*15	(439,534)	8,048,754.77	—	1,420,877	—	642,355
October 11, 2006*16	(195,000)	7,853,754.77	—	1,420,877	—	642,355

Remarks:

*1 Increase in the number of common stock as a result of merger with The Japan Research Institute Holdings, Ltd. (merger ratio: 1-to-0.021)

*2 Allotment to third parties: Preferred stock (1st to 12th series Type 4): 50,100 shares
Issue price: ¥3,000,000 Capitalization: ¥1,500,000

*3 Allotment to third parties: Preferred stock (13th series Type 4): 115,000 shares
Issue price: ¥3,000,000 Capitalization: ¥1,500,000

*4 Conversion of 1 share of preferred stock (13th series Type 4) to 9.61 shares of common stock

*5 Capital reserve was transferred to other capital surplus pursuant to Article 289-2 of the Commercial Code.

*6 Conversion of 32,000 shares of preferred stock (Type 1), 105,000 shares of preferred stock (Type 3) and 7,912 shares of preferred stock (13th series Type 4) to 477,781.96 shares of common stock

*7 Allotment to third parties: Preferred stock (1st series Type 6): 70,001 shares
Issue price: ¥3,000,000 Capitalization: ¥1,500,000

*8 Conversion of 107,087 shares of preferred stock (13th series Type 4) to 1,029,680.28 shares of common stock

*9 Public offering: Common stock: 80,000 shares
Issue price: ¥1,130,500 Capitalization: ¥565,250

*10 Allotment to third parties: Common stock: 40,700 shares
Issue price: ¥1,130,500 Capitalization: ¥565,250

*11 Repurchase and cancellation of 35,000 shares of preferred stock (Type 1) and 33,000 shares of preferred stock (Type 2)

*12 Capital reserve was transferred to other capital surplus pursuant to Article 448-1 of the Company Law.

*13 Increase in the number of common stock as a result of share exchange for making SMBC Friend Securities Co., Ltd. as our wholly-owned subsidiary (share exchange ratio: 1-to-0.0008)

*14 Repurchase and cancellation of 67,000 shares of preferred stock (Type 2)

*15 Repurchase and cancellation of 500,000 shares of preferred stock (Type 3) and increase in shares of common stock of 60,466

*16 Repurchase and cancellation of 195,000 shares of preferred stock (Type 3)

Number of Shares Issued

March 31, 2007	Number of shares issued
Common stock	7,733,653.77
Preferred stock (1st series Type 4)	4,175
Preferred stock (2nd series Type 4)	4,175
Preferred stock (3rd series Type 4)	4,175
Preferred stock (4th series Type 4)	4,175
Preferred stock (5th series Type 4)	4,175
Preferred stock (6th series Type 4)	4,175
Preferred stock (7th series Type 4)	4,175
Preferred stock (8th series Type 4)	4,175
Preferred stock (9th series Type 4)	4,175
Preferred stock (10th series Type 4)	4,175
Preferred stock (11th series Type 4)	4,175
Preferred stock (12th series Type 4)	4,175
Preferred stock (1st series Type 6)	70,001
Total	7,853,754.77

Stock Exchange Listings

Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Number of Common Shares, Classified by Type of Shareholders

March 31, 2007	Number of shareholders	Number of shares	Percentage of total
Japanese government and local government	6	4,751	0.06%
Financial institutions	470	2,345,415	30.43
Securities companies	114	110,908	1.44
Other institutions	7,490	1,425,270	18.49
Foreign institutions	1,033	3,130,016	40.60
Foreign individuals	35	114	0.00
Individuals and others	163,012	692,309	8.98
Total	172,160	7,708,783	100.00%
Fractional shares	—	24,870.77	—

Notes: 1. Of 67,855.95 shares in treasury stock, 67,855 shares are included in "Individuals and others" and the remaining 0.95 shares are included in "Fractional shares."
2. "Other institutions" includes 532 shares held by the Securities Custody Association.

Principal Shareholders

a. Common Stock

March 31, 2007	Number of shares	Percentage of shares outstanding
Japan Trustee Services Bank, Ltd. (Trust Account)	442,347.00	5.71%
The Master Trust Bank of Japan, Ltd. (Trust account)	397,852.00	5.14
The Chase Manhattan Bank N.A. London*	193,039.00	2.49
State Street Bank and Trust Company 505103*	164,808.00	2.13
Nippon Life Insurance Company	154,667.42	1.99
Japan Trustee Services Bank, Ltd. (Trust Account 4)	133,979.00	1.73
State Street Bank and Trust Company*	114,571.00	1.48
Sumitomo Mitsui Banking Corporation	100,481.00	1.29
JPMCB USA Residents Pension Jasdec Lend 385051*	91,511.00	1.18
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension**	83,621.00	1.08
Total	1,876,876.42	24.26%

*Standing agent: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division
** Standing agent: The Hongkong and Shanghai Banking Corporation Limited's Tokyo Branch Custody Department

b. Preferred Stock (1st series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

c. Preferred Stock (2nd series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

d. Preferred Stock (3rd series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

e. Preferred Stock (4th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
The Goldman Sachs Group, Inc. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

f. Preferred Stock (5th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

g. Preferred Stock (6th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

h. Preferred Stock (7th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

i. Preferred Stock (8th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

j. Preferred Stock (9th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

k. Preferred Stock (10th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

l. Preferred Stock (11th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

m. Preferred Stock (12th series Type 4)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
GSSM Holding II Corp. (Standing agent: Goldman Sachs Japan Co., Ltd.)	4,175	100.00%

n. Preferred Stock (1st series Type 6)

March 31, 2007 Shareholder	Number of shares	Percentage of shares outstanding
Sumitomo Life Insurance Company	23,334	33.33%
Nippon Life Insurance Company	20,000	28.57
MITSUI LIFE INSURANCE COMPANY LIMITED	16,667	23.81
Mitsui Sumitomo Insurance Company, Limited	10,000	14.29
Total	70,001	100.00%

Notes: 1. Pursuant to Article 67 of the Enforcement Ordinance of the Company Law, the exercise of voting rights of common shares held by our subsidiary SMBC is not entitled.

2. The following reports on shareholdings (including their amendment reports) were submitted to the authorities. However, as we could not confirm how many shares are in beneficial possession of the submitters as of March 31, 2007, we did not include them in the list of principal shareholders shown above. The contents of the reports are summarized as follows:

Submitters	Filing date	Number of shares*	Percentage of shares outstanding
Capital Research and Management Company	May 15, 2006	387,480	5.22%
Goldman Sachs Japan Co., Ltd.	Jan. 22, 2007	117,680**	1.50

* Includes shares held by co-shareholders.

** Includes 15,520 residual shares.

Stock Options

March 31	2007
Number of shares granted	1,116 shares
Type of stock	Common stock
Issue price	¥669,775 per share
Amount capitalized when shares are issued	¥334,888 per share
Exercise period of stock options	From June 28, 2004 to June 27, 2012

Note: Former SMBC issued and granted stock options to certain directors and employees pursuant to the resolution of the ordinary general meeting of shareholders held on June 27, 2002. SMFG succeeded the obligations related to the stock options at the time of its establishment pursuant to the resolution of the preferred shareholders' meeting held on September 26, 2002 and the extraordinary shareholders' meeting held on September 27, 2002.

Common Stock Price Range

Stock Price Performance

	Yen				
Year ended March 31	**2007**	2006	2005	2004	2003
High	**¥1,390,000**	¥1,370,000	¥854,000	¥780,000	¥452,000
Low	**1,010,000**	659,000	599,000	162,000	206,000

Notes: 1. Stock prices of common shares as quoted on the Tokyo Stock Exchange (First Section).
2. Preferred stocks are not listed on exchanges.

Six-Month Performance

	Yen					
	October 2006	November 2006	December 2006	January 2007	February 2007	March 2007
High	¥1,340,000	¥1,320,000	¥1,250,000	¥1,290,000	¥1,220,000	¥1,160,000
Low	1,220,000	1,120,000	1,190,000	1,200,000	1,100,000	1,010,000

Notes: 1. Stock prices of common shares as quoted on the Tokyo Stock Exchange (First Section).
2. Preferred stocks are not listed on exchanges.

Capital Ratio Information

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The consolidated capital ratio at the end of March 2007 and thereafter is calculated using the method stipulated in "Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, Etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law" (Notification 20 issued by the Japanese Financial Services Agency in 2006; hereinafter referred to as "the Notification"). The consolidated capital ratio at the end of March 2006 was calculated using the method stipulated in "Standards for Consolidated Capital Ratio Pursuant to Article 52-25 of the Banking Law" (Ordinance 62 issued by the Ministry of Finance in 1998; hereinafter referred to as "the Ordinance").

In addition to the method stipulated in the Notification to calculate consolidated capital ratio (referred to as "First Standard" in the Notification), SMFG has adopted the foundation internal ratings-based approach for calculating credit risk-weighted asset amounts and implemented market risk controls.

"Capital Ratio Information" is a new section of the Annual Report for this fiscal year only as Basel II became effective from March 31, 2007. Further, the section was prepared based on the Notification and the terms and details in the section may differ from the terms and details in other sections of the Annual Report.

■ Scope of Consolidation

1. Consolidated Capital Ratio Calculation
   - Number of consolidated subsidiaries: 181
     Please refer to "Principal Subsidiaries and Affiliates" of page 176 for their names and business outline.
   - Scope of consolidated subsidiaries for calculation of consolidated capital ratio is based on the scope of consolidated subsidiaries for preparing consolidated financial statements.
   - There are no affiliates to which the proportionate consolidation method is applied.
   - There are no companies engaged exclusively in ancillary banking business or in developing new businesses as stipulated in Article 52-23 of the Banking Law.

2. Deduction from Capital
   - Number of nonconsolidated subsidiaries subject to deduction from capital: 127
     Principal subsidiaries: S.B.L. Jupiter Co., Ltd. (Office rental, etc.)
     SBCS Co., Ltd. (Venture capital and consulting)
   - Number of financial affiliates subject to deduction from capital: 76
     Please refer to "Principal Subsidiaries and Affiliates" of page 176 for their names and business outline.

3. Restrictions on Movement of Funds and Capital within Holding Company Group
   There are no special restrictions on movement of funds and capital among SMFG and its group companies.

4. Companies Subject to Deduction from Capital with Capital below Basel II Required Amount and Total Shortfall Amount
   Not applicable.

■ Capital Structure Information (Consolidated Capital Ratio (First Standard))

Regarding the calculation of capital ratio as of March 31, 2007, certain procedures were performed by KPMG AZSA & Co. pursuant to "Treatment of Inspection of Capital Ratio Calculation Framework Based on Agreed-Upon Procedures" (JICPA Industry Committee Report No. 30), and as of March 31, 2006, certain procedures were performed by KPMG AZSA & Co. pursuant to "Treatment of Inspection of Capital Ratio Calculation Framework by External Auditors Based on Practical Guidelines Concerning External Audit of Internal Controls of Financial Institutions" (JICPA Industry Audit Committee Report No. 30). The certain procedures performed by the external auditor are not part of the audit of consolidated financial statements. The certain procedures performed on our internal control framework for calculating the capital ratio are based on procedures agreed upon by SMFG and the external auditor and are not a validation of appropriateness of the capital ratio itself or opinion on the internal controls related to capital ratio calculation.

		Millions of yen	
March 31		2007	2006
Tier I capital:	Capital stock	¥ 1,420,877	¥ 1,420,877
	Capital surplus	57,773	1,229,225
	Retained earnings	1,386,436	944,112
	Treasury stock	(123,454)	(4,393)
	Cash dividends to be paid	(66,619)	—
	Foreign currency translation adjustments	(30,656)	(41,475)
	Stock acquisition rights	14	—
	Minority interests	1,399,794	1,104,244
	Goodwill and others	(100,850)	(6,686)
	Gain on sale on securitization transactions	(40,057)	—
	Total Tier I capital (A)	3,903,257	4,645,905
Tier II capital:	Unrealized gains on other securities after 55% discount	825,432	627,807
	Land revaluation excess after 55% discount	39,367	39,934
	General reserve for possible loan losses	35,309	742,614
	Excess amount of provision	175,921	—
	Subordinated debt	2,564,195	2,657,378
	Total Tier II capital	3,640,226	4,067,736
	Tier II capital included as qualifying capital (B)	3,640,226	4,067,736
Deductions*:	(C)	690,759	619,279
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 6,852,723	¥ 8,094,361
Risk-adjusted assets:	On-balance sheet items	¥47,394,806	¥58,984,821
	Off-balance sheet items	8,713,413	5,952,321
	Market risk items	412,044	385,206
	Operational risk	4,020,082	—
	Total risk-adjusted assets (E)	¥60,540,346	¥65,322,349
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	6.44%	7.11%
Total risk-adjusted capital ratio:	(D) / (E) x 100	11.31%	12.39%
Required capital:	(E) x 8%	¥ 4,843,227	¥ —

* "Deductions" refers to deductions stipulated in Article 8-1 of the Notification (Article 7-1 of the Ordinance) and includes willful holding of securities issued by other financial institutions and securities stipulated in Clause 2 (Clause 2 of Article 7-1 of the Ordinance).

(Reference)

The consolidated capital ratio as of March 31, 2007, calculated using the formula stipulated in the Ordinance is 10.59%.

■ Capital Requirements

March 31, 2007	Billions of yen
Capital requirements for credit risk:	
Internal ratings-based approach	¥5,155.6
Corporate exposures:	3,185.5
Corporate exposures (excluding specialized lending)	2,836.8
Sovereign exposures	42.8
Bank exposures	126.6
Specialized lending	179.3
Retail exposures:	763.6
Residential mortgage exposures	332.1
Qualifying revolving retail exposures	81.1
Other retail exposures	350.4
Equity exposures:	424.6
Grandfathered equity exposures	336.2
PD/LGD approach	35.7
Market-based approach	52.7
Simple risk weight method	52.7
Internal models method	—
Credit risk-weighted assets under Article 145 of the Notification	301.5
Securitization exposures	158.9
Other exposures	321.3
Standardized approach	487.1
Total capital requirements for credit risk	5,642.7
Capital requirements for market risk:	
Standardized measurement method	4.7
Interest rate risk	3.2
Equity position risk	0.6
Foreign exchange risk	0.9
Commodities risk	—
Options	—
Internal models method	28.2
Total capital requirements for market risk	33.0
Capital requirements for operational risk	321.6
Total amount of capital requirements	¥5,997.2

Notes: 1. Capital requirements for credit risk are capital equivalent to "credit risk-weighted assets X 8%" under the standardized approach and "credit risk-weighted assets X 8% + expected loss amount" under the internal ratings-based approach. Regarding exposures to be deducted from capital, the deduction amount is added to the amount of required capital.
2. The above amounts are after credit risk mitigation.
3. There were no eligible purchased corporate receivables as of March 31, 2007.
4. "Other exposures" includes estimated lease residual values, purchased receivables and other assets.

■ Internal Ratings-Based (IRB) Approach

1. Scope

SMFG and the following consolidated subsidiaries have adopted the foundation IRB approach for exposures as of March 31, 2007.

(1) Domestic Operations

Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Limited, SMBC Guarantee Co., Ltd. and SMBC Finance Service Co., Ltd.

(2) Overseas Operations

Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation of Canada, Banco Sumitomo Mitsui Brasileiro S.A., PT Bank Sumitomo Mitsui Indonesia, SMBC Leasing and Finance, Inc., SMBC Capital Markets, Inc., SMBC Capital Markets Limited, and SMBC Derivative Products Limited

Further, of consolidated subsidiaries that have adopted the standardized approach for exposures as of March 31, 2007, SMBC Leasing Company, Limited, THE MINATO BANK, LTD., and Kansai Urban Banking Corporation are scheduled to adopt the foundation IRB approach from March 31, 2010.

Note: Directly controlled SPCs and limited partnerships for investment of consolidated subsidiaries using the foundation IRB approach have also adopted the foundation IRB approach. Further, the IRB approach is applied to equity exposures on a group basis, including equity exposures of consolidated subsidiaries applying the standardized approach.

2. Exposures by Asset Class

(1) Corporate Exposures

A. Corporate, Sovereign and Bank Exposures

(A) Rating Procedures

- "Corporate, sovereign and bank exposures" includes credits to domestic and overseas C&I companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions. Business loans such as apartment construction loans, and SME loans with standardized screening process (hereinafter referred to as "standardized SME loans") are, in principle, included in "retail exposures". However, credits of more than ¥100 million are treated as corporate exposures in accordance with the Notification.
- An obligor is assigned an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor's financial statements. The financial grade is then adjusted taking into account the actual state of the obligor's balance sheet and qualitative factors to derive the obligor grade (for details, please refer to "Credit Risk Assessment and Quantification" on page 38). Different rating series are used for domestic and overseas obligors – J1 ~ J10 for domestic obligors and G1 ~ G10 for overseas obligors – as shown below due to differences in actual default rate levels and portfolios' grade distribution. Different PD (Probability of Default) values are applied also.
- In addition to the above basic rating procedure which builds on the financial grade assigned at the beginning, in some cases, the obligor grade is assigned based on the parent company's credit quality or credit ratings published by external rating agencies. The Japanese government, local authorities and other public sector entities with special basis for existence and unconventional financial statements are assigned obligor grades based on their attributes (for example, "local municipal corporations"), as the data on these obligors are not suitable for conventional grading models. Further, credits to individuals for business purpose, business loans and standardized SME loans are assigned obligor grades using grading models developed specifically for these exposures.
- PDs used for calculating credit risk-weighted assets are estimated based on the default experience for each grade and taking into account possibility of estimation errors. In addition to internal data, external data are used to estimate and validate PDs. The definition of default is the definition stipulated in the Notification (an event that would lead to an exposure being classified as "substandard loans," "doubtful assets" or "bankrupt and quasi-bankrupt assets" occurring to the obligor).

Obligor Grade			
Domestic Corporate	Overseas Corporate	Definition	Borrower Category
J1	G1	Very high certainty of debt repayment	Normal Borrowers
J2	G2	High certainty of debt repayment	
J3	G3	Satisfactory certainty of debt repayment	
J4	G4	Debt repayment is likely but this could change in cases of significant changes in economic trend or business environment	
J5	G5	No problem with debt repayment over the short term, but not satisfactory over the mid to long term and the situation could change in cases of significant changes in economic trend or business environment	
J6	G6	Currently no problem with debt repayment, but there are unstable business and financial factors that could lead to debt repayment problems	
J7	G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
J7R	G7R	Of which substandard borrowers	Substandard Borrowers
J8	G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
J9	G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Effectively Bankrupt Borrowers
J10	G10	Legally or formally bankrupt	Bankrupt Borrowers

(B) Portfolio

a. Domestic Corporate, Sovereign and Bank Exposures

	Billions of yen					
	Exposure amount					
March 31, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
J1-J3	¥18,261.6	¥13,350.4	¥4,911.1	0.10%	44.97%	22.88%
J4-J6	14,378.6	11,355.4	3,023.2	0.84	41.78	63.13
J7 (excluding J7R)	1,978.0	1,759.6	218.4	10.67	40.63	161.66
Japanese government and local municipal corporations	10,983.0	10,875.2	107.8	0.00	44.70	0.46
Other	6,793.1	6,016.1	777.0	1.26	43.48	70.91
Default (J7R, J8-J10)	991.9	965.0	26.9	100.00	43.45	—
Total	¥53,386.2	¥44,321.7	¥9,064.5	—	—	—

Notes: 1. "Other" includes exposures guaranteed by credit guarantee corporations, exposures to public sector entities and voluntary organizations, and exposures to obligors not assigned obligor grades because they have yet to close their books (for example, newly established companies), as well as business loans and standardized SME loans of more than ¥100 million.
2. "LGD" stands for loss given default.

b. Overseas Corporate, Sovereign and Bank Exposures

	Billions of yen					
	Exposure amount					
March 31, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
G1-G3	¥12,579.4	¥6,984.1	¥5,595.3	0.22%	43.73%	38.57%
G4-G6	670.4	478.4	192.0	1.71	44.66	105.65
G7 (excluding G7R)	152.0	71.5	80.5	27.13	44.89	251.83
Other	163.6	121.5	42.1	0.94	44.88	86.24
Default (G7R, G8-G10)	88.7	77.8	10.9	100.00	44.95	—
Total	¥13,654.1	¥7,733.3	¥5,920.8	—	—	—

Note: "Other" includes exposures to obligors not assigned obligor grades because they have yet to close their books (for example, newly established companies).

B. Specialized Lending (SL)

(A) Rating Procedures

- "Specialized lending" is sub-classified into "project finance," "object finance," "commodity finance," "income-producing real estate" (IPRE) and "high-volatility commercial real estate" (HVCRE) in accordance with the Notification. Project finance is financing of a single project, such as a power plant or transportation infrastructure, and cash flows generated by the project is the primary source of repayment. Object finance includes aircraft finance and ship finance, and IPRE and HVCRE include real estate finance (a primary example is non-recourse real estate finance). There were no commodity finance exposures as of March 31, 2007.
- Each SL product is assigned a grade using grading models based primarily on the expected loss ratio, and qualitative assessment. As with obligor grades, there are ten grade levels but the definition of each grade differs from that of obligor grade which is focused on PD.

Credit risk-weight asset amount for the SL category is calculated by mapping the expected loss-based facility grades to the below five categories of the Notification.

(B) Portfolio

a. Project Finance, Object Finance and IPRE

March 31, 2007	Risk weight	Billions of yen Project finance	Object finance	IPRE
Strong:				
Residual term less than 2.5 years	50%	¥435.9	¥64.8	¥ 695.7
Residual term 2.5 years or more	70%	100.4	3.2	274.6
Good:				
Residual term less than 2.5 years	70%	146.8	10.0	105.0
Residual term 2.5 years or more	90%	34.8	1.0	44.7
Satisfactory	115%	31.4	9.0	56.4
Weak	250%	22.7	8.2	1.5
Default	—	3.6	—	—
Total		¥775.6	¥96.3	¥1,177.9

b. HVCRE

March 31, 2007	Risk weight	Billions of yen
Strong:		
Residual term less than 2.5 years	70%	¥ 5.6
Residual term 2.5 years or more	95%	5.9
Good:		
Residual term less than 2.5 years	95%	46.4
Residual term 2.5 years or more	120%	86.8
Satisfactory	140%	162.0
Weak	250%	—
Default	—	—
Total		¥306.7

(2) Retail Exposures

A. Residential Mortgage Exposures

(A) Rating Procedures

- "Residential mortgage exposures" includes mortgage loans to individuals and some real estate loans in which the property consists of both residential and commercial facilities such as a store or rental apartment units, but excludes apartment construction loans.
- Mortgage loans are rated as follows.

Mortgage loans are allocated to a portfolio segment with similar risk characteristics in terms of (a) default risk determined using loan contract information, results of exclusive grading model and borrower category under self-assessment executed in accordance with the financial inspection manual of the Japanese FSA, and (b) recovery risk at time of default determined using LTV (Loan To Value) calculated based on the assessment value of collateral real estate. PDs and LGDs are estimated based on the default experience for each segment and taking into account possibility of estimation errors.

Further, the portfolio is subdivided based on the lapse of years from contract date and the effectiveness of segmentation in terms of default risk and recovery risk is validated periodically.

Internal data are used to estimate and validate PDs and LGDs. The definition of default is the definition stipulated in the Notification.

(B) Portfolio

	Billions of yen					
	Exposure amount					
March 31, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Mortgage loans						
PD segment:						
Not delinquent						
Use model	¥8,925.2	¥8,818.8	¥106.4	0.32%	45.91%	25.11%
Other	915.3	915.3	—	0.62	70.60	67.60
Delinquent	39.1	31.9	7.3	26.34	51.49	287.54
Default	119.3	116.7	2.6	100.00	46.09	26.54
Total	¥9,998.9	¥9,882.7	¥116.2	—	—	—

Notes: 1. "Delinquent" loans are past due loans and loans to obligors categorized as "Borrowers Requiring Caution" that do not satisfy the definition of default stipulated in the Notification.
2. "Other" includes loans guaranteed by employers.

B. Qualifying Revolving Retail Exposures (QRRE)

(A) Rating Procedures

- "Qualifying revolving retail exposures" includes card loans and credit card balances.
- Card loans and credit card balances are rated as follows.

Card loans and credit card balances are allocated to a portfolio segment with similar risk characteristics determined based, for card loans, on the credit quality of loan guarantee company, credit limit, settlement account balance and payment history, and, for credit card balances, on repayment history and frequency of use.

PDs and LGDs used to calculate credit risk-weighted asset amounts are estimated based on the default experience for each segment and taking into account possibility of estimation errors.

Further, the effectiveness of segmentation in terms default risk and recovery risk is validated periodically; internal data are used to estimate and validate PDs and LGDs; and the definition of default is the definition stipulated in the Notification.

(B) Portfolio

	Billions of yen								
	Exposure amount								
		On-balance sheet assets							
March 31, 2007	Total	Balance	Increase	Off-balance sheet assets	Undrawn amount	Average CCF	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Card loans									
PD segment:									
Not delinquent...	¥ 430.4	¥ 356.3	¥ 74.1	¥—	¥ 141.8	52.24%	2.45%	79.11%	58.93%
Delinquent......	29.9	29.2	0.7	—	4.3	15.33	9.81	81.16	126.30
Credit card balances									
PD segment:									
Not delinquent...	904.3	599.4	305.0	—	3,497.3	8.72	1.09	80.49	26.27
Delinquent......	6.0	4.9	1.1	—	—	—	71.46	83.42	152.96
Default.....................	14.4	12.3	2.2	—	—	—	100.00	83.22	48.93
Total.........................	¥1,385.1	¥1,002.1	¥383.0	¥—	¥3,643.4	—	—	—	—

Notes: 1. On-balance sheet exposure amount is estimated by estimating the amount of increase in each transaction balance and not by multiplying the undrawn amount by CCF (credit conversion factor).

2. "Average CCF" is "on-balance sheet exposure amount ÷ undrawn amount" and provided for reference only. It is not used for estimating on-balance sheet exposure amounts.

3. Past due loans of less than three months are recorded in "delinquent."

C. Other Retail Exposures

(A) Rating Procedures

- "Other retail exposures" includes business loans such as apartment construction loans, standardized SME loans, and consumer loans such as My Car Loan.
- Business loans, standardized SME loans and consumer loans are rated as follows.

a. Business loans and standardized SME loans are allocated to a portfolio segment with similar risk characteristics in terms of (a) default risk determined using loan contract information, results of exclusive grading model and borrower category under self-assessment executed in accordance with the financial inspection manual of the Japanese FSA, and (b) recovery risk determined based on, for standardized SME loans, obligor attributes and, for business loans, LTV. LGD is estimated based on the default experience for each segment and taking into account possibility of estimation errors.

b. Rating procedures for consumer loans depends on whether the loan is collateralized. Collateralized consumer loans are allocated to a portfolio segment using the same standards as for mortgage loans of "A. Residential Mortgage Exposures." Uncollateralized consumer loans are allocated to a portfolio segment based on account history. PDs and LGDs are estimated based on the default experience for each segment and taking into account possibility of estimation errors.

Further, the effectiveness of segmentation in terms default risk and recovery risk is validated periodically, and internal data are used to estimate and validate PDs and LGDs. The definition of default is the definition stipulated in the Notification.

(B) Portfolio

	Billions of yen					
	Exposure amount					
March 31, 2007	Total	On-balance sheet assets	Off-balance sheet assets	Weighted-average PD	Weighted-average LGD	Weighted-average risk weight
Business loans						
PD segment:						
Not delinquent						
Use model	¥1,805.5	¥1,790.1	¥15.4	1.82%	60.42%	64.34%
Other	208.7	208.7	0.0	1.78	53.09	62.24
Delinquent	352.2	348.5	3.7	10.99	60.21	98.65
Consumer loans						
PD segment:						
Not delinquent						
Use model	370.1	356.3	13.8	1.47	45.11	51.30
Other	249.3	247.1	2.3	1.76	66.29	64.45
Delinquent	37.2	36.9	0.3	23.10	49.81	116.06
Default	195.8	184.0	11.8	100.00	56.46	44.71
Total	¥3,218.8	¥3,171.5	¥47.3	—	—	—

Notes: 1. "Business loans" includes apartment construction loans and standardized SME loans.
2. "Delinquent" loans are past due loans and loans to obligors categorized as "Borrowers Requiring Caution" that do not satisfy the definition of default stipulated in the Notification.
3. "Other" includes loans guaranteed by employers.

(3) Equity Exposures and Credit Risk-Weighted Assets under Article 145 of the Notification

A. Equity Exposures

(A) Rating Procedures

When acquiring equities subject to the PD/LGD approach, issuers are assigned obligor grades using the same rules as those of general credits to C&I companies, sovereigns and financial institutions. The obligors are monitored (for details, please refer to page 39) and their grades are revised if necessary (credit risk-weighted asset amount is set to 1.5 times when they are not monitored individually). In the case there is no credit transaction with the issuer or it is difficult to obtain financial information, internal grades are assigned using ratings of external rating agencies if it is a qualifying investment. In the case it is difficult to obtain financial information and it is not a qualifying investment, the simple risk weight method under the market-based approach is applied.

(B) Portfolio

a. Equity Exposure Amounts

March 31, 2007	Billions of yen
Market-based approach	¥ 166.8
Simple risk weight method	166.8
Listed equities (300%)	45.6
Unlisted equities (400%)	121.2
Internal models method	—
PD/LGD approach	367.5
Grandfathered equity exposures	3,965.0
Total	¥4,499.3

Notes: 1. The above exposures are equity exposures stipulated in the Notification and differ from "stocks" described in the consolidated financial statements.
2. "Grandfathered equity exposures" amount was calculated in accordance with Supplementary Provision No. 15 of the Notification.

b. PD/LGD Approach

	Billions of yen		
March 31, 2007	Exposure amount	Weighted-average PD	Weighted-average risk weight
J1-J3	¥350.0	0.05%	105%
J4-J6	8.9	0.47	176
J7 (excluding J7R)	4.4	9.30	432
Other	4.2	2.24	275
Default (J7R, J8-J10)	0.0	100.00	—
Total	¥367.5	—	—

Notes: 1. The above exposures are "equity exposures" stipulated in the Notification to which the PD/LGD approach is applied and differ from "stocks" of consolidated financial statements.
2. "Other" includes exposures to public sector entities.

B. Credit Risk-Weighted Assets under Article 145 of the Notification

(A) Rating Procedures

Exposures under Article 145 of the Notification include credits to funds. In the case of such exposures, in principle, each underlying asset of the fund is assigned an obligor grade to calculate the asset's credit risk-weighted asset amount and the amounts are totalized to derive the credit risk-weighted asset amount of the fund. When stocks account for more than half of the underlying assets of the fund, or it is difficult to directly calculate the credit risk-weighted asset amount of individual underlying assets, the credit risk-weight asset amount of the fund is calculated using the simple majority adjustment method, in which the equity exposure's risk weight is applied to the entire fund, or the simple risk weight method (risk weight of 400% or 1,250%).

(B) Portfolio

March 31, 2007	Billions of yen
Exposures under Article 145 of the Notification	¥1,896.2

(4) Securitization Exposures

A. Risk Management Policies and Procedures

Definition of securitization exposure has been clarified in order to properly identify, measure, evaluate and report risks, and a risk management department, independent of business units, has been established to centrally manage risks from recognizing securitization exposures to measuring, evaluating and reporting credit risk-weighted assets.

The Group takes one of the following positions in securitization transactions.

- Originator (a direct or indirect originator of underlying assets; or a sponsor of an ABCP conduit or a similar program that acquires exposures from third-party entities)
- Investor
- Other (for example, provider of swap for preventing a mismatch between dividend on trust beneficiary rights and cash flows generated by underlying assets on which the rights are issued)

B. Credit Risk-Weighted Asset Calculation Methodology

There are three method of calculating the credit risk-weighted asset amount of securitization exposures subject to the IRB approach: the external ratings-based approach, supervisory formula, and internal assessment approach. The methods are used as follows.

- First, securitization exposures are examined and the external ratings-based approach is applied to qualifying exposures.
- The remaining exposures are examined and the supervisory formula is applied to qualifying exposures.
- The remaining exposures are deducted from capital (risk weight of 1,250%).

Credit risk-weighted asset amount for securitization exposures subject to the standardized approach is calculated mostly using ratings published by qualifying rating agencies or based on weighted-average risk weights of underlying assets as stipulated in the Notification.

C. Accounting Policy on Securitization Transactions

Accounting treatment of securitization of financial assets is as follows. Extinguishment of financial assets is recognized when the contractual rights over the financial assets is exercised, forfeited or control over the rights is transferred to a third-party, and the difference between the book value of the financial assets and the amount received/paid is recorded as the term's gain/loss. When the control over the contractual rights is not deemed to have been transferred, the securitization transaction is treated as a financial transaction such as a mortgage loan.

When a portion of financial assets satisfies the extinguishment condition, the extinguishment of the said portion is recognized and the difference between the book value of the extinguished portion and the amount received/paid is recorded as the term's gain/loss. The book value of the extinguished portion is calculated by allocating the book value of the financial assets based on the proportion of the financial assets' fair value that the extinguished portion represents.

Further, the remaining portion is subject to self-assessment, and write-offs and provisions are made as necessary.

D. Qualifying External Ratings Agencies

When computing credit risk-weighted asset amounts for securitization exposures using the external rating-based approach under the IRB approach or standardized approach, the risk weights are determined by mapping the ratings of qualifying rating agencies to the risk weights stipulated in the Notification. The qualifying rating agencies are Rating and Investment Information, Inc., Japan Credit Rating Agency, Ltd., Moody's Investors Service, Inc., Standard & Poor's Ratings Services, and Fitch Ratings Ltd. When there are more than one rating for an exposure, the second smallest risk weight is used.

E. Portfolio

(A) Securitization Transactions as Originator

a. As Originator (excluding as Sponsor)

(a) Underlying Assets

	Billions of yen						
	March 31, 2007			Fiscal 2006			
	Underlying asset amount						
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount	Gains/losses on sales
Claims on corporates	¥ 330.2	¥ 181.5	¥148.7	¥ 520.5	¥13.3	¥4.3	¥ —
Mortgage loans	1,550.9	1,550.9	—	789.7	0.3	0.0	26.8
Retail loans (excluding mortgage loans)	450.4	—	450.4	341.2	20.1	2.1	—
Other claims	174.7	5.9	168.8	0.4	0.0	0.2	—
Total	¥2,506.3	¥1,738.4	¥768.0	¥1,651.7	¥33.7	¥6.6	¥26.8

Notes: 1. The above amounts include the amount of underlying assets securitized during the term without entailing securitization exposure.
2. "Default amount" is the total of underlying assets which are past due three months or more and defaulted underlying assets.
3. There were no securitization exposures subject to early amortization provision.
4. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.
5. "Other claims" includes claims on PFI (Private Finance Initiative) businesses and lease fees.

(b) Securitization Exposures

i. Underlying Assets by Asset Type

	Billions of yen		
March 31, 2007	Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates	¥183.4	¥ 1.7	¥ —
Mortgage loans	142.7	29.9	40.1
Retail loans (excluding mortgage loans)	111.1	6.8	—
Other claims	8.4	8.4	—
Total	¥445.6	¥46.7	¥40.1

ii. Risk Weights

	Billions of yen	
March 31, 2007	Term-end balance	Required capital
20% or less	¥175.1	¥ 1.2
100% or less	76.7	1.0
650% or less	2.0	0.7
Capital deduction	191.8	46.7
Total	¥445.6	¥49.6

b. As Sponsor

(a) Underlying Assets

	Billions of yen					
	March 31, 2007			Fiscal 2006		
	Underlying asset amount					
	Total	Asset transfer type	Synthetic type	Securitized amount	Default amount	Loss amount
Claims on corporates	¥1,014.3	¥1,014.3	¥—	¥5,898.5	¥206.0	¥204.8
Mortgage loans	—	—	—	—	—	—
Retail loans (excluding mortgage loans)	37.1	37.1	—	0.5	0.0	0.0
Other claims	124.2	124.2	—	175.0	1.5	1.3
Total	¥1,175.6	¥1,175.6	¥—	¥6,074.0	¥207.5	¥206.0

Notes: 1. The above amounts include the amount of underlying assets securitized during the term without entailing securitization exposure.
2. "Default amount" is the amount of defaulted underlying assets and those past due three months or more.
3. "Default amount" and "loss amount" when acting as a sponsor of securitization of customer claims are estimated using the following methods and alternative data are used as it is difficult to obtain relevant data in a timely manner because the underlying assets are recovered by the customer.
(1) "Default amount" estimation method
• For securitization transactions subject to the external ratings-based approach, the amount is estimated based on information on underlying assets obtainable from customers, etc.
• For securitization transactions subject to supervisory formula, the amount is estimated based on obtainable information on, or default rate of, each obligor. Further, when it is difficult to estimate the amount using either method, it is conservatively estimated by assuming that the underlying asset is a default asset.
(2) "Loss amount" estimation method
• For securitization transactions subject to the external ratings-based approach, the amount is the same amount as the default amount estimated conservatively in (1) above.
• For securitization transactions subject to supervisory formula, when expected loss ratios of defaulted underlying assets can be determined, the amount is estimated using the ratios. When it is difficult to determine the ratios, the amount is the same amount as the default amount estimated in (1) above.
4. "Other claims" includes lease fees.
5. There were no securitization exposures subject to early amortization provision.
6. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.

(b) Securitization Exposures

i. Underlying Assets by Asset Type

	Billions of yen		
March 31, 2007	Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates	¥807.7	¥13.1	¥—
Mortgage loans	—	—	—
Retail loans (excluding mortgage loans)	37.1	—	—
Other claims	100.3	—	—
Total	¥945.1	¥13.1	¥—

Note: "Other claims" includes lease fees.

ii. Risk Weights

	Billions of yen	
March 31, 2007	Term-end balance	Required capital
20% or less	¥809.4	¥ 5.6
100% or less	103.1	3.7
650% or less	18.9	2.4
Capital deduction	13.7	13.1
Total	¥945.1	¥24.9

(B) Securitization Transactions in which the Group is the Investor

a. Securitization Exposures

(a) Underlying Assets by Asset Type

March 31, 2007	Billions of yen Term-end balance	To be deducted from capital	Increase in capital equivalent
Claims on corporates	¥301.6	¥76.9	¥—
Mortgage loans	379.3	—	—
Retail loans (excluding mortgage loans)	17.8	—	—
Other claims	124.0	1.3	—
Total	¥822.8	¥78.2	¥—

Notes: 1. "Other claims" includes securitization products.
2. There were no credit risk-weighted assets calculated using Supplementary Provision 15 of the Notification.

(b) Risk Weights

March 31, 2007	Billions of yen Term-end balance	Required capital
20% or less	¥668.5	¥ 4.7
100% or less	26.2	1.6
650% or less	—	—
Capital deduction	128.1	78.2
Total	¥822.8	¥84.4

(5) Analysis of Actual Losses

A. Comparison of Actual Losses This and Previous Fiscal Years

SMFG recorded total credit cost (general provisions, nonperforming loan write-offs and gains on collection of written-off claims) of ¥145.0 billion on a consolidated basis in fiscal 2006, a year-over-year decrease of ¥157.0 billion.

SMBC recorded ¥89.5 billion in total credit cost on a nonconsolidated basis in fiscal 2006, a year-over-year decrease of ¥141.4 billion, attributable mainly to improvement in asset quality. In terms of exposure category, credit cost for corporate exposures increased ¥9.6 billion yen to ¥58.7 billion, and credit cost for other retail exposures increased ¥10.3 billion yen to ¥43.9 billion, mainly due to higher default rates.

Total Credit Cost (Notes 1, 2 and 3)

	Billions of yen Fiscal 2006	Fiscal 2005	Increase (decrease)
SMFG (consolidated) total	**¥145.0**	¥302.0	¥(157.0)
SMBC (consolidated) total	**122.9**	275.0	(152.1)
SMBC (nonconsolidated) total	**89.5**	230.9	(141.4)
Corporate exposures	**58.7**	49.1	9.6
Sovereign and bank exposures	**(0.7)**	(0.4)	(0.3)
Residential mortgage exposures	**0.5**	(0.1)	0.6
QRRE	**(0.1)**	0.7	(0.8)
Other retail exposures	**43.9**	33.6	10.3

Notes: 1. The above amounts do not include credit costs for equity exposures and exposures on capital market-driven transactions, and gains/losses on exposures subject to Article 145 of the Notification.
2. Exposure category amounts do not include general provisions for Normal Borrowers.
3. Bracketed fiscal year amount indicates gains generated by reversal of provisions, etc.
4. Credit costs for residential mortgages and QRRE guaranteed by consolidated subsidiaries are not included in the total credit cost of SMBC (nonconsolidated).

B. Comparison of Estimated and Actual Losses

Loss estimates will be evaluated in comparison with actual loss experience starting in fiscal 2007 as SMFG will begin estimating losses in accordance with the Notification in fiscal 2007.

■ Standardized Approach

1. Scope

The following consolidated subsidiaries have adopted the standardized approach for exposures as of March 31, 2007 (i.e. consolidated subsidiaries not listed in "IRB Approach: 1. Scope" on page 125).

(1) Consolidated subsidiaries planning to adopt phased rollout of foundation IRB approach

SMBC Leasing Company, Limited, THE MINATO BANK, LTD., and Kansai Urban Banking Corporation

The three subsidiaries will adopt the foundation IRB approach from March 31, 2010.

(2) Other consolidated subsidiaries

These are consolidated subsidiaries judged not to be significant in terms of credit risk management based on the type of business, scale and other factors. These subsidiaries will adopt the standardized approach on a permanent basis.

2. Credit Risk-Weighted Asset Calculation Methodology

A 100% risk weight is applied to claims on corporates in accordance with Article 145 of the Notification, and risk weights corresponding to country risk scores published by the Organization for Economic Co-operation and Development are applied to claims on sovereigns and financial institutions.

3. Exposure Balance by Risk Weight Segment

March 31, 2007	Billions of yen	Assigned country risk score
0%	¥1,078.7	¥ 83.7
10%	562.3	—
20%	574.4	261.9
35%	1,247.5	—
50%	97.7	1.9
75%	643.5	—
100%	5,128.1	0.4
150%	16.6	—
Total	¥9,348.9	¥348.0

Notes: 1. The above amounts are exposures amounts after credit risk mitigation (before deduction of direct write-offs).
2. Equity exposures are not included.

■ Credit Risk Mitigation Techniques

1. Credit Risk Management Policy and Procedures

Credit risk mitigation (CRM) techniques are taken into account in calculating credit risk-weighted asset amounts. Specifically, amounts are adjusted for eligible financial or real estate collateral, guarantees or credit derivatives, or by netting loans against obligors' deposits.

(1) Scope and Management

A. Collateral (Eligible Financial or Real Estate Collateral)

SMBC designates deposits and securities as eligible financial collateral, and land and buildings as eligible real estate collateral.

Real estate collateral is evaluated taking into account its fair value, appraisal value, and current condition, and our lien position. Real estate collateral must maintain sufficient collateral value in the event security rights must be exercised due to delinquency. However, during the period from acquiring the rights to exercising the rights, the property may deteriorate or suffer damages from natural disasters, or there may be changes in lien position due to, for example, attachment or establishment of lien by a third-party. Therefore, regular monitoring of collateral is implemented according to the type of property and the type of security interest.

B. Guarantees and Credit Derivatives

Guarantors are sovereigns, municipal corporations, credit guarantee corporations and other public sector entities, financial institutions and C&I companies. Counterparties to credit derivative transactions are mostly domestic and overseas banks and securities companies.

Credit risk-weight asset amounts are calculated taking into account credit risk mitigation of guarantees and credit derivatives acquired from entities with sufficient ability to provide protection such as sovereigns, municipal corporations and other public sector entities of comparable credit quality, and financial institutions and C&I companies with sufficient credit ratings.

C. Netting of Loans against Deposits

SMBC verifies the legal effectiveness of netting arrangement for loans and deposits for each transaction. Specifically, lending transactions subject to netting of loans against deposits are stipulated in the "Agreement on Bank Transactions", and fixed-term deposits which have fixed maturity and cannot be transferred to third-party entities are subject to netting. Regarding deposits with us submitted as collateral, their effect as credit risk mitigant is taken into account under the above A. eligible financial collateral framework.

Further, daily maturity and balance (including post-netting situation) monitoring of subject loans and deposits is implemented in accordance with the Notification. When there is a maturity/currency mismatch, netting is executed after making adjustments as stipulated in the Notification, and credit risk-weighted asset amount is calculated after netting.

(2) Concentration of Credit Risk and Market Risk

At SMBC, there is a framework in place for controlling concentration of risk in obligors with large exposures which includes credit limit guidelines, risk concentration monitoring, and reporting to Credit Risk Committee (please refer to page 41). Further, exposures to these obligors are monitored on a group basis, taking into account risk concentration in their parent companies in cases of guaranteed exposures.

When marketable financial products (for example, credit derivatives) are used as credit risk mitigants, market risk generated by these products is controlled by setting upper limits.

2. Exposure Balance after CRM

	Billions of yen	
March 31, 2007	Eligible financial collateral	Eligible real estate collateral
Foundation IRB approach	¥2,325.5	¥2,661.4
Corporate exposures	1,675.0	2,660.2
Sovereign exposures	0.1	1.2
Bank exposures	650.4	0.1
Standardized approach	133.4	—
Total	¥2,458.9	¥2,661.4

	Billions of yen	
March 31, 2007	Guarantee	Credit derivative
Foundation IRB approach	¥3,659.7	¥226.0
Corporate exposures	3,044.9	226.0
Sovereign exposures	58.3	—
Bank exposures	294.8	—
Residential mortgage exposures	261.3	—
QRRE	—	—
Other retail exposures	0.4	—
Standardized approach	90.2	—
Total	¥3,749.9	¥226.0

■ Derivative Transactions

1. Risk Management Policy and Procedures

(1) Policy on Collateral Security and Impact of Deterioration of Our Credit Quality

Collateralized derivative is a CRM technique in which collateral is delivered or received regularly in accordance with replacement cost. The Group conducts collateralized derivative transactions as necessary, thereby reducing credit risk. In the event our credit quality deteriorates, however, the counterparty may demand additional collateral, but its impact is deemed to be insignificant.

(2) Netting

Netting is another CRM technique, and "close-out netting" is the main type of netting. In close-out netting, when a default event, such as bankruptcy, occurs to the counterparty, all claims against, and obligations to, the counterparty, regardless of maturity and currency, are netted out to create a single claim or obligation.

Close-out netting is applied to foreign exchange and swap transactions covered under a master agreement with a net-out clause or other means of securing legal effectiveness, and the effect of CRM is taken into account only for such claims and obligations.

2. Credit Equivalent Amounts

(1) Derivative Transactions

A. Calculation Method

Current exposure method

B. Credit Equivalent Amounts

March 31, 2007	Billions of yen
Gross replacement cost	¥2,901.8
Gross add-on amount	3,931.1
Gross credit equivalent amount	6,832.9
Foreign exchange related transactions	2,932.7
Interest rate related transactions	3,616.1
Gold related transactions	—
Equities related transactions	2.3
Precious metals (excluding gold) related transactions	—
Other commodity related transactions	265.1
Credit default swaps	16.7
Reduction in credit equivalent amount due to netting	3,253.1
Net credit equivalent amount	3,579.8
Collateral amount	216.6
Qualifying financial collateral	122.7
Qualifying real estate collateral	93.9
Net credit equivalent amount (after taking into account credit risk mitigation effect of collateral)	¥3,579.8

Note: Net credit equivalent amount was the same before and after taking into account the CRM effect of collateral as the foundation IRB approach and simple approach of the standardized approach have been adopted.

(2) Notional Principal Amounts of Credit Derivatives

	Billions of yen	
March 31, 2007	Notional principal amount	Of which for CRM
Protection purchased	¥1,260.4	¥226.0
Protection provided	1,067.4	—

■ Market Risk

1. Scope

The following approaches are used to calculate market risk equivalent amounts.

(1) Internal Models Approach

General market risk of SMBC, Sumitomo Mitsui Banking Corporation Europe Limited, SMBC Capital Markets, Inc., SMBC Capital Markets Limited, and SMBC Derivative Products Limited

(2) Standardized Measurement Method

- Specific risk
- General market risk of consolidated subsidiaries other than SMBC, Sumitomo Mitsui Banking Corporation Europe Limited, SMBC Capital Markets, Inc., SMBC Capital Markets Limited, and SMBC Derivative Products Limited

2. Valuation Method Corresponding to Transaction Characteristics

All assets and liabilities held in the trading book – therefore, subject to calculation of market risk equivalent amount – are transactions with high market liquidity. Securities and monetary claims are carried at the fiscal year-end market price, and derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

■ Operational Risk

1. Methodology for Calculating Operational Risk Equivalent Amounts

The Basic Indicator Approach has been adopted to calculate operational risk equivalent amounts as of March 31, 2007.

■ Equity Exposures in Banking Book

1. Risk Management Policy and Procedures

Securities in the banking book are properly managed, for example, by setting upper limits on the allowable amount of risk under the market or credit risk management framework selected according to their holding purpose and risk characteristics. For securities held as "other securities," the upper limits are also set in terms of price fluctuation risk.

Regarding stocks of subsidiaries, assets and liabilities of subsidiaries are managed on a consolidated basis, and risks related to stocks of affiliates are recognized separately. Their risk as equity is not measured as upper limits on the allowable amount of risk are set for stocks of subsidiaries and affiliates, and the limits are established within the "risk capital limit" of SMFG, taking into account the financial and business situations of the subsidiaries and affiliates.

2. Valuation of Securities in Banking Book and Other Significant Accounting Policies

Stocks of subsidiaries and affiliates are carried at amortized cost using the moving-average method. Other securities with market prices are carried at their average market prices during the final month of the fiscal year. Securities other than these securities are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method) and those with no available market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are reported as a component of "net assets." Derivative transactions are carried at fair value.

3. Consolidated Balance Sheet Amounts and Fair Values

	Billions of yen	
March 31, 2007	Balance sheet amount	Fair value
Listed equity exposures	¥3,980.3	¥3,980.3
Stocks of subsidiaries and affiliates and equity exposures other than above	519.0	—
Total	¥4,499.3	¥ —

4. Gains (Losses) on Sale and Devaluation of Stocks of Subsidiaries and Affiliates and Equity Exposures

Fiscal 2006	Billions of yen
Gains (losses)	¥44.7
Gains on sale	62.8
Losses on sale	1.5
Devaluation	16.6

Note: The above amounts are "gains (losses) on stocks and other securities" in the consolidated statements of income.

5. Unrealized Gains (Losses) Recognized on Consolidated Balance Sheet but Not on Consolidated Statements of Income

March 31, 2007	Billions of yen
Unrealized gains (losses) recognized on consolidated balance sheet but not on consolidated statements of income	¥1,982.6

Note: The above amount is for stocks of Japanese companies and foreign stocks with market prices.

6. Unrealized Gains (Losses) Not Recognized on Consolidated Balance Sheet or Consolidated Statements of Income

March 31, 2007	Billions of yen
Unrealized gains (losses) not recognized on consolidated balance sheet or consolidated statements of income	¥65.7

Note: The above amount is for stocks of affiliates with market prices.

■ Interest Rate Risk in Banking Book

Interest rate risk in the banking book fluctuates significantly depending on the method of recognizing maturity of demand deposits (such as current accounts and ordinary deposits which funds can be withdrawn on demand) and the method of predicting early withdrawal from fixed-term deposits and prepayment of consumer loans. Key assumptions made by SMBC in measuring interest rate risk in the banking book are as follows.

1. Method of Recognizing Maturity of Demand Deposits

The total amount of demand deposits expected to remain with the bank for the long term (with 50% of the lowest balance during the past three years as the upper limit) is recognized as a core deposit amount and interest rate risk is measured for each maturity with 3 years as the maximum term (the average is 1.5 years).

2. Method of Estimating Early Withdrawal from Fixed-term Deposits and Prepayment of Consumer Loans

Rate of early withdrawal from fixed-term deposits and rate of prepayment of consumer loans are estimated and the rates are used to calculate cash flows used for measuring interest rate risk.

Outlier Framework (Sumitomo Mitsui Banking Corporation and Subsidiaries)

Banks experiencing declines in economic value of the banking book by more than 20% of the sum of Tier I and Tier II capital as a result of a standardized interest rate shock are deemed "outlier banks" from fiscal 2006.

SMBC measures the amount of decline in economic value monthly. At the end of March 2007, the amount of decline in economic value was 2.1% of sum of Tier I and Tier II capital, far below the criterion of "outlier bank."

	Billions of yen Decline in economic value
Impact of yen interest rate	¥119.7
Impact of US dollar interest rate	33.6
Impact of Euro interest rate	3.4
Total	¥165.8
Total / Tier I + Tier II	2.1%

Note: "Decline in economic value" is the decline of present value after a standardized interest rate shock (1st and 99th percentile of observed interest rate changes using a 1 year holding period and 5 years of observations).

■ Exposure Balance by Type of Assets, Geographic Region, Industry and Residual Term

1. Exposure Balance by Type of Asset, Geographic Region and Industry

	Billions of yen				
March 31, 2007	Loans, etc.	Bonds	Derivatives	Other	Total
Domestic operations (excluding offshore banking accounts)					
Manufacturing	¥ 8,135.7	¥ 132.7	¥ 400.5	¥2,846.4	¥ 11,515.2
Agriculture, forestry, fishery and mining	179.1	1.1	9.0	66.7	255.9
Construction	1,772.1	57.9	14.6	185.3	2,029.8
Transport, information, communications and utilities	3,793.9	137.7	97.7	880.6	4,909.9
Wholesale and retail	6,982.3	64.3	433.6	685.1	8,165.2
Financial and insurance	7,593.2	1,275.2	1,217.3	322.3	10,408.0
Real estate	8,766.4	89.1	40.0	262.0	9,157.5
Services	7,010.9	65.6	87.5	515.1	7,679.1
Local municipal corporations	1,133.8	750.2	1.1	2.6	1,887.7
Other industries	18,412.1	7,912.8	160.7	3,771.8	30,257.3
Subtotal	¥63,779.4	¥10,486.5	¥2,461.9	¥9,537.9	¥ 86,265.7
Overseas operations and offshore banking accounts					
Sovereigns	¥ 315.8	¥ 82.5	¥ 8.4	¥ —	¥ 406.6
Financial institutions	2,473.8	243.9	805.3	0.0	3,523.0
C&I companies	8,964.0	258.8	263.0	—	9,485.7
Others	2,075.2	350.4	41.3	293.8	2,760.7
Subtotal	¥13,828.8	¥ 935.5	¥1,117.9	¥ 293.8	¥ 16,176.0
Total	¥77,608.2	¥11,422.0	¥3,579.8	¥9,831.6	¥102,441.7

Notes: 1. The above amounts are exposure amounts after credit risk mitigation.
2. The above amounts do not include equity exposures and credit risk-weighted assets under Article 145 of the Notification.
3. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
4. "Loans, etc." includes loans, commitments and off-balance sheet assets except other derivatives, and "Other" includes equity exposures and standardized approach applied funds.

2. Exposure Balance by Residual Term

	Billions of yen				
March 31, 2007	Loans, etc.	Bonds	Derivatives	Other	Total
To 1 year	¥22,156.2	¥ 3,747.2	¥ 389.4	¥ 176.6	¥ 26,469.5
More than 1 year to 3 years	11,682.2	1,628.6	1,232.6	503.0	15,046.4
More than 3 years to 5 years	11,737.6	1,451.8	1,058.7	621.5	14,869.5
More than 5 years to 7 years	4,469.4	1,382.4	431.9	162.9	6,446.6
More than 7 years	20,332.6	3,212.1	467.2	110.4	24,122.3
No fixed maturity	7,230.2	—	—	8,257.2	15,487.5
Total	¥77,608.2	¥11,422.0	¥3,579.8	¥9,831.6	¥102,441.7

Notes: 1. The above amounts are exposure amounts after credit risk mitigation.
2. The above amounts do not include equity exposures and credit risk-weighted assets under Article 145 of the Notification.
3. "Loans, etc." includes loans, commitments and off-balance sheet assets except other derivatives, and "Other" includes equity exposures and standardized approach applied funds.
4. "No fixed maturity" includes exposures not classified by residual term.

3. Term-end Balance of Exposures Past Due 3 Months or More or Defaulted and Their Breakdown

(1) By Geographic Region

March 31, 2007	Billions of yen
Domestic operations (excluding offshore banking accounts)	¥1,948.3
Overseas operations and offshore banking accounts	135.0
Asia	81.9
North America	42.3
Other regions	10.8
Total	¥2,083.3

Notes: 1. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries, and the term-end balances are calculated based on the obligor's domicile country.
2. The above amounts are credits subject to self-assessment, including mainly off-balance sheet credits to obligors categorized as "Substandard Borrowers" or lower under self-assessment.
3. The above amounts include partial direct write-offs (direct reductions).

(2) By Industry

March 31, 2007	Billions of yen
Domestic operations (excluding offshore banking accounts)	
Manufacturing	¥ 123.6
Agriculture, forestry, fishery and mining	6.3
Construction	196.4
Transport, information, communications and utilities	155.8
Wholesale and retail	170.5
Financial and insurance	16.6
Real estate	556.5
Services	452.2
Other industries	270.4
Subtotal	¥1,948.3
Overseas operations and offshore banking accounts	
Financial institutions	¥ 1.1
C&I companies	133.9
Others	—
Subtotal	¥ 135.0
Total	¥2,083.3

Notes: 1. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. The above amounts are credits subject to self-assessment, including mainly off-balance sheet credits to obligors categorized as "Substandard Borrowers" or lower under self-assessment.
3. The above amounts include partial direct write-offs (direct reductions).

4. Term-end Balances of General Reserve for Possible Loan Losses, Specific Reserve for Possible Loan Losses and Loan Loss Reserve for Specific Overseas Countries

(1) By Geographic Region

	Billions of yen		
March 31	2007	2006	Increase (decrease)
General reserve for possible loan losses	**¥ 683.6**	¥ 742.6	¥ (59.0)
Loan loss reserve for specific overseas countries	**1.9**	2.4	(0.5)
Specific reserve for possible loan losses	**693.7**	1,089.6	(395.9)
Domestic operations (excluding offshore banking accounts)	**661.0**	1,048.4	(387.4)
Overseas operations and offshore banking accounts	**32.7**	41.2	(8.5)
Asia	**14.1**	21.9	(7.8)
North America	**12.9**	16.2	(3.3)
Other regions	**5.7**	3.1	2.6
Total	**¥1,379.2**	¥1,834.6	¥(455.4)

Notes: 1. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries, and the term-end balances are calculated based on the obligor's domicile country.
2. "Specific reserve for possible loan losses" includes partial direct write-offs (direct reductions).

(2) By Industry

March 31	Billions of yen 2007	2006	Increase (decrease)
General reserve for possible loan losses	¥ 683.6	¥ 742.6	¥ (59.0)
Loan loss reserve for specific overseas countries	1.9	2.4	(0.5)
Specific reserve for possible loan losses	693.7	1,089.6	(395.9)
Domestic operations (excluding offshore banking accounts)	661.0	1,048.4	(387.4)
Manufacturing	43.6	43.5	0.1
Agriculture, forestry, fishery and mining	0.4	0.5	(0.1)
Construction	37.5	141.9	(104.4)
Transport, information, communications and utilities	48.7	62.8	(14.1)
Wholesale and retail	82.7	70.8	11.9
Financial and insurance	8.7	57.1	(48.4)
Real estate	157.7	301.7	(144.0)
Services	154.6	273.9	(119.3)
Other industries	127.1	96.2	30.9
Overseas operations and offshore banking accounts	32.7	41.2	(8.5)
Financial institutions	0.9	0.7	0.2
C&I companies	31.8	40.5	(8.7)
Others	—	—	—
Total	¥1,379.2	¥1,834.6	¥(455.4)

Notes: 1. "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. "Specific reserve for possible loan losses" includes partial direct write-offs (direct reductions).

5. Loan Write-Offs by Industry

Fiscal 2006	Billions of yen
Domestic operations (excluding offshore banking accounts)	
Manufacturing	¥10.6
Agriculture, forestry, fishery and mining	0.0
Construction	5.6
Transport, information, communications and utilities	14.9
Wholesale and retail	21.3
Financial and insurance	1.1
Real estate	(10.2)
Services	16.2
Other industries	25.4
Subtotal	¥84.9
Overseas operations and offshore banking accounts	
Financial institutions	¥ 0.0
C&I companies	(3.5)
Others	—
Subtotal	¥ (3.5)
Total	¥81.4

Note: "Domestic operations" comprises the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. "Overseas operations" comprises the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

Income Analysis (Consolidated)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Operating Income, Classified by Domestic and Overseas Operations

	Millions of yen							
	2007				2006			
Year ended March 31	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥1,411,367	¥593,969	¥(55,102)	¥1,950,234	¥1,273,062	¥392,619	¥(35,372)	¥1,630,309
Interest expenses	419,280	408,872	(31,373)	796,779	269,092	245,122	(24,279)	489,935
Net interest income	992,086	185,097	(23,728)	1,153,455	1,003,969	147,497	(11,092)	1,140,374
Trust fees	3,482	—	—	3,482	8,626	—	—	8,626
Fees and commissions (income)	518,851	59,223	(639)	577,435	557,992	49,288	(2,421)	604,859
Fees and commissions (expenses)	104,406	7,353	(345)	111,413	96,132	3,601	(1,754)	97,979
Net fees and commissions	414,445	51,870	(293)	466,021	461,860	45,686	(666)	506,879
Trading profits	118,694	21,459	(21,564)	118,589	36,163	18,099	(21,455)	32,807
Trading losses	10,720	12,780	(21,564)	1,936	8,066	13,389	(21,455)	—
Net trading income	107,974	8,679	—	116,653	28,096	4,710	—	32,807
Other operating income	179,271	18,294	(394)	197,172	341,621	19,504	(880)	360,246
Other operating expenses	225,707	10,759	(174)	236,292	126,546	12,346	(1,354)	137,538
Net other operating income (expenses)	(46,435)	7,535	(219)	(39,120)	215,075	7,157	474	222,708

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (2007, ¥5 million; 2006, ¥1 million) related to the management of money held in trust.
3. Intersegment transactions are reported in "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2007			2006		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥76,675,402	¥1,411,367	1.84%	¥76,860,046	¥1,273,062	1.66%
Loans and bills discounted	52,294,389	975,869	1.87	50,705,981	921,387	1.82
Securities	19,724,688	330,569	1.68	21,493,008	290,830	1.35
Call loans and bills bought	777,805	17,367	2.23	713,123	7,773	1.09
Receivables under resale agreements	41,945	94	0.23	98,096	8	0.01
Receivables under securities borrowing transactions	1,329,318	4,857	0.37	1,411,749	613	0.04
Deposits with banks	1,027,774	26,863	2.61	1,390,836	23,683	1.70
Interest-bearing liabilities	¥79,416,907	¥ 419,280	0.53%	¥82,422,311	¥ 269,092	0.33%
Deposits	65,216,658	177,587	0.27	64,276,673	100,809	0.16
Negotiable certificates of deposit	2,563,245	6,064	0.24	3,506,890	870	0.02
Call money and bills sold	2,908,959	4,294	0.15	5,910,627	1,310	0.02
Payables under repurchase agreements	157,630	430	0.27	213,153	6	0.00
Payables under securities lending transactions	2,301,547	60,856	2.64	2,771,613	58,292	2.10
Commercial paper	—	—	—	289	0	0.22
Borrowed money	2,288,969	47,872	2.09	1,486,282	41,865	2.82
Short-term bonds	3,560	14	0.40	3,791	4	0.12
Bonds	3,627,408	67,408	1.86	3,723,495	61,711	1.66

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥1,088,877 million; 2006, ¥2,787,783 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million) and corresponding interest (2007, ¥5 million; 2006, ¥1 million).

Overseas Operations

	Millions of yen					
	2007			2006		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥11,228,957**	**¥593,969**	**5.29%**	¥9,621,722	¥392,619	4.08%
Loans and bills discounted	**7,836,742**	**401,424**	**5.12**	6,652,589	283,993	4.27
Securities	**1,109,298**	**62,710**	**5.65**	949,114	37,627	3.96
Call loans and bills bought	**200,194**	**10,824**	**5.41**	178,988	6,556	3.66
Receivables under resale agreements	**145,659**	**7,003**	**4.81**	182,955	6,758	3.69
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Deposits with banks	**1,527,271**	**72,910**	**4.77**	1,182,483	37,742	3.19
Interest-bearing liabilities	**¥8,929,624**	**¥408,872**	**4.58%**	¥6,988,102	¥245,122	3.51%
Deposits	**6,985,307**	**282,707**	**4.05**	5,705,664	167,488	2.94
Negotiable certificates of deposit	**738,076**	**37,618**	**5.10**	303,226	12,033	3.97
Call money and bills sold	**325,729**	**14,520**	**4.46**	145,523	4,658	3.20
Payables under repurchase agreements	**352,703**	**17,923**	**5.08**	208,672	7,440	3.57
Payables under securities lending transactions	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**91,801**	**2,931**	**3.19**	93,085	2,182	2.34
Short-term bonds	**—**	**—**	**—**	—	—	—
Bonds	**348,240**	**20,930**	**6.01**	521,556	23,131	4.44

Notes: 1. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥48,320 million; 2006, ¥32,268 million).

Total of Domestic and Overseas Operations

	Millions of yen					
	2007			2006		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥87,160,682**	**¥1,950,234**	**2.24%**	¥85,860,247	¥1,630,309	1.90%
Loans and bills discounted	**59,486,052**	**1,348,997**	**2.27**	56,756,777	1,182,668	2.08
Securities	**20,833,987**	**369,548**	**1.77**	22,442,122	317,356	1.41
Call loans and bills bought	**978,000**	**28,192**	**2.88**	892,111	14,330	1.61
Receivables under resale agreements	**187,604**	**7,098**	**3.78**	281,051	6,767	2.41
Receivables under securities borrowing transactions	**1,329,318**	**4,857**	**0.37**	1,411,749	613	0.04
Deposits with banks	**2,457,987**	**96,700**	**3.93**	2,555,420	59,867	2.34
Interest-bearing liabilities	**¥87,602,397**	**¥796,779**	**0.91%**	¥88,786,744	¥ 489,935	0.55%
Deposits	**72,104,532**	**457,221**	**0.63**	69,962,314	266,739	0.38
Negotiable certificates of deposit	**3,301,321**	**43,683**	**1.32**	3,810,116	12,904	0.34
Call money and bills sold	**3,234,688**	**18,815**	**0.58**	6,056,150	5,969	0.10
Payables under repurchase agreements	**510,333**	**18,353**	**3.60**	421,826	7,447	1.77
Payables under securities lending transactions	**2,301,547**	**60,856**	**2.64**	2,771,613	58,292	2.10
Commercial paper	**—**	**—**	**—**	289	0	0.22
Borrowed money	**1,735,608**	**22,504**	**1.30**	977,550	21,326	2.18
Short-term bonds	**3,560**	**14**	**0.40**	3,791	4	0.12
Bonds	**3,975,649**	**88,338**	**2.22**	4,245,052	84,843	2.00

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥1,136,823 million; 2006, ¥2,817,927 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million) and corresponding interest (2007, ¥5 million; 2006, ¥1 million).

Fees and Commissions

Year ended March 31	2007 Domestic operations	2007 Overseas operations	2007 Elimination	2007 Total	2006 Domestic operations	2006 Overseas operations	2006 Elimination	2006 Total
	Millions of yen							
Fees and commissions (income)	¥518,851	¥59,223	¥(639)	¥577,435	¥557,992	¥49,288	¥(2,421)	¥604,859
Deposits and loans	25,649	40,664	—	66,313	24,305	32,250	(1,174)	55,381
Remittances and transfers	124,972	9,166	(0)	134,137	123,757	8,663	(0)	132,420
Securities-related business	35,484	271	—	35,756	64,561	211	—	64,773
Agency	16,594	—	—	16,594	18,938	—	—	18,938
Safe deposits	7,318	4	—	7,322	7,380	4	—	7,384
Guarantees	44,860	1,266	(391)	45,734	40,246	1,472	(482)	41,236
Credit card	6,903	—	—	6,903	7,056	—	—	7,056
Fees and commissions (expenses)	¥104,406	¥ 7,353	¥(345)	¥111,413	¥ 96,132	¥ 3,601	¥(1,754)	¥ 97,979
Remittances and transfers	25,135	2,262	(198)	27,200	24,048	1,827	(7)	25,868

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Trading Income

Year ended March 31	2007 Domestic operations	2007 Overseas operations	2007 Elimination	2007 Total	2006 Domestic operations	2006 Overseas operations	2006 Elimination	2006 Total
	Millions of yen							
Trading profits	¥118,694	¥21,459	¥(21,564)	¥118,589	¥36,163	¥18,099	¥(21,455)	¥32,807
Gains on trading securities	6,099	37	—	6,136	12,662	217	—	12,880
Gains on securities related to trading transactions	—	—	—	—	1,172	57	—	1,229
Gains on trading-related financial derivatives	109,351	21,422	(21,564)	109,208	22,230	17,824	(21,455)	18,599
Others	3,244	—	—	3,244	97	—	—	97
Trading losses	¥ 10,720	¥12,780	¥(21,564)	¥ 1,936	¥ 8,066	¥13,389	¥(21,455)	¥ —
Losses on trading securities	—	—	—	—	—	—	—	—
Losses on securities related to trading transactions	1,928	7	—	1,936	—	—	—	—
Losses on trading-related financial derivatives	8,791	12,773	(21,564)	—	8,066	13,389	(21,455)	—
Others	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Assets and Liabilities (Consolidated)

Sumitomo Mitsui Banking Corporation and Subsidiaries

Deposits and Negotiable Certificates of Deposit

Year-End Balance

March 31	Millions of yen 2007	2006
Domestic operations:		
Liquid deposits	¥41,307,135	¥41,753,248
Fixed-term deposits	21,273,969	20,024,287
Others	3,273,252	4,063,554
Subtotal	65,854,357	65,841,090
Negotiable certificates of deposit	1,920,747	2,671,986
Total	¥67,775,104	¥68,513,076
Overseas operations:		
Liquid deposits	¥ 5,331,444	¥ 4,173,635
Fixed-term deposits	1,006,300	842,709
Others	8,241	6,750
Subtotal	6,345,986	5,023,096
Negotiable certificates of deposit	705,470	601,657
Total	¥ 7,051,456	¥ 5,624,753
Grand total	¥74,826,561	¥74,137,830

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
3. Fixed-term deposits = Time deposits + Installment savings

Balance of Loan Portfolio, Classified by Industry

Year-End Balance

March 31	Millions of yen 2007		2006	
Domestic operations:				
Manufacturing	¥ 5,594,929	10.65%	¥ 5,516,716	10.72%
Agriculture, forestry, fisheries and mining	139,509	0.27	140,677	0.27
Construction	1,435,549	2.73	1,488,462	2.89
Transportation, communications and public enterprises	3,035,500	5.78	2,804,338	5.45
Wholesale and retail	5,502,101	10.47	5,543,468	10.78
Finance and insurance	5,169,458	9.84	4,551,941	8.85
Real estate	7,626,700	14.51	7,379,265	14.34
Services	6,371,973	12.13	6,350,489	12.34
Municipalities	648,704	1.23	735,327	1.43
Others	17,021,236	32.39	16,944,100	32.93
Subtotal	¥52,545,664	100.00%	¥51,454,786	100.00%
Overseas operations:				
Public sector	¥ 35,783	0.51%	¥ 46,892	0.78%
Financial institutions	481,228	6.80	549,081	9.17
Commerce and industry	5,977,548	84.52	5,027,249	83.99
Others	577,624	8.17	362,752	6.06
Subtotal	¥ 7,072,185	100.00%	¥ 5,985,975	100.00%
Total	¥59,617,850	—	¥57,440,761	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Japan offshore banking accounts are included in overseas operations' accounts.

Risk-Monitored Loans

March 31	Millions of yen 2007	2006
Bankrupt loans	¥ 60,068	¥ 59,681
Non-accrual loans	488,812	694,658
Past due loans (3 months or more)	22,018	24,571
Restructured loans	476,665	440,471
Total	¥1,047,566	¥1,219,383

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Securities

Year-End Balance

March 31	Millions of yen 2007	2006
Domestic operations:		
Japanese government bonds	¥ 7,640,064	¥11,566,093
Japanese local government bonds	571,103	607,777
Japanese corporate bonds	4,066,497	3,958,081
Japanese stocks	4,535,384	4,244,439
Others	2,286,002	3,899,188
Subtotal	¥19,099,052	¥24,275,580
Overseas operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	1,205,587	958,135
Subtotal	1,205,587	¥ 958,135
Total	¥20,304,639	¥25,233,716

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. "Others" include foreign bonds and foreign stocks.

Trading Assets and Liabilities

March 31	2007 Domestic operations	2007 Overseas operations	2007 Elimination	2007 Total	2006 Domestic operations	2006 Overseas operations	2006 Elimination	2006 Total
Trading assets:	¥2,890,685	¥397,304	¥(25,647)	¥3,262,341	¥3,710,140	¥412,178	¥(43,212)	¥4,079,106
Trading securities	12,388	25,355	—	37,744	122,278	40,764	—	163,042
Derivatives of trading securities	373	—	—	373	275	—	—	275
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	2,344	—	—	2,344	4,160	1	—	4,162
Trading-related financial derivatives	1,778,913	371,949	(25,647)	2,125,214	2,657,868	371,412	(43,212)	2,986,069
Other trading assets	1,096,664	—	—	1,096,664	925,557	—	—	925,557
Trading liabilities:	¥1,570,763	¥396,026	¥(25,647)	¥1,941,142	¥2,522,266	¥430,185	¥(43,212)	¥2,909,239
Trading securities sold for short sales	10,247	4,349	—	14,597	118,803	533	—	119,337
Derivatives of trading securities	275	—	—	275	1,238	—	—	1,238
Securities related to trading transactions	—	—	—	—	—	—	—	—
Derivatives of securities related to trading transactions	1,975	—	—	1,975	4,079	—	—	4,079
Trading-related financial derivatives	1,558,265	391,676	(25,647)	1,924,294	2,398,145	429,651	(43,212)	2,784,584
Other trading liabilities	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Income Analysis (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Gross Banking Profit, Classified by Domestic and International Operations

	Millions of yen					
	2007			2006		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Interest income	¥1,037,393	¥669,110	¥1,706,170 [332]	¥ 998,292	¥441,421	¥1,426,546 [13,168]
Interest expenses	133,203	635,846	768,717 [332]	54,421	430,747	472,001 [13,168]
Net interest income	904,189	33,263	937,452	943,870	10,674	954,544
Trust fees	3,479	2	3,482	8,625	1	8,626
Fees and commissions (income)	385,202	79,969	465,171	394,224	80,747	474,972
Fees and commissions (expenses)	95,323	16,431	111,754	94,808	13,487	108,296
Net fees and commissions	289,878	63,538	353,416	299,415	67,260	366,675
Trading profits	4,047	99,671	103,719	1,077	12,172	13,250
Trading losses	162	1,936	2,098	1,312	—	1,312
Net trading income (loss)	3,885	97,735	101,620	(234)	12,172	11,937
Other operating income	42,813	63,912	106,725	52,951	220,910	273,861
Other operating expenses	94,305	63,902	158,207	38,139	25,473	63,613
Net other operating income (expenses)	(51,491)	9	(51,482)	14,811	195,436	210,248
Gross banking profit	¥1,149,941	¥194,548	¥1,344,490	¥1,266,488	¥285,545	¥1,552,033
Gross banking profit rate (%)	1.74%	1.34%	1.67%	1.91%	2.18%	1.96%

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches. Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.

2. "Interest expenses" are shown after deduction of amounts equivalent to interest expenses on money held in trust (2007, ¥5 million; 2006, ¥1 million).

3. Figures in brackets [ ] indicate interest payments between domestic and international operations. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

4. Gross banking profit rate = Gross banking profit / Average balance of interest-earning assets × 100

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Domestic Operations

	Millions of yen					
	2007			2006		
Year ended March 31	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥66,077,961 [171,786]	¥1,037,393 [332]	1.56%	¥66,051,344	¥998,292 [13,137]	1.51%
Loans and bills discounted	47,188,557	817,842	1.73	46,007,295	783,444	1.70
Securities	16,763,472	197,538	1.17	18,099,469	187,182	1.03
Call loans	336,503	1,151	0.34	332,323	64	0.01
Receivables under resale agreements	20,304	37	0.18	78,893	2	0.00
Receivables under securities borrowing transactions	1,320,720	4,827	0.36	1,411,612	613	0.04
Bills bought	55,212	102	0.18	116,653	7	0.00
Deposits with banks	51,428	203	0.39	4,450	0	0.00
Interest-bearing liabilities	¥67,955,018	¥ 133,203	0.19%	¥70,359,783 [74,822]	¥ 54,421 [30]	0.07%
Deposits	57,374,302	59,125	0.10	56,437,539	11,500	0.02
Negotiable certificates of deposit	2,666,349	6,183	0.23	3,659,782	852	0.02
Call money	1,918,389	3,731	0.19	2,006,332	73	0.00
Payables under repurchase agreements	165,270	452	0.27	218,055	7	0.00
Payables under securities lending transactions	878,167	2,412	0.27	871,477	90	0.01
Bills sold	956,126	220	0.02	3,727,726	113	0.00
Commercial paper	—	—	—	—	—	—
Borrowed money	1,540,098	16,532	1.07	803,948	16,567	2.06
Bonds	2,236,416	23,297	1.04	2,473,357	24,622	0.99

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥1,021,949 million; 2006, ¥2,616,150 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million) and corresponding interest (2007, ¥5 million; 2006, ¥1 million).

2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

3. Bond interest for the year ended March 31, 2006 includes amortization of discount on bonds.

International Operations

Year ended March 31	2007 Average balance	2007 Interest	2007 Earnings yield	2006 Average balance	2006 Interest	2006 Earnings yield
	Millions of yen					
Interest-earning assets	¥14,513,250	¥669,110	4.61%	¥13,046,075 [74,822]	¥441,421 [30]	3.38%
Loans and bills discounted	6,371,044	325,518	5.10	5,143,390	207,408	4.03
Securities	4,095,307	171,500	4.18	4,063,661	129,998	3.19
Call loans	452,724	22,351	4.93	317,961	11,395	3.58
Receivables under resale agreements	98,709	4,026	4.07	137,805	4,360	3.16
Receivables under securities borrowing transactions	—	—	—	—	—	—
Bills bought	—	—	—	—	—	—
Deposits with banks	2,281,869	77,519	3.39	2,287,514	50,453	2.20
Interest-bearing liabilities	¥14,324,084 [171,786]	¥635,846 [332]	4.43%	¥12,894,582	¥430,747 [13,137]	3.34%
Deposits	8,475,843	337,174	3.97	7,388,093	215,426	2.91
Negotiable certificates of deposit	519,589	27,561	5.30	155,444	6,837	4.39
Call money	332,255	14,986	4.51	164,130	5,195	3.16
Payables under repurchase agreements	316,813	16,071	5.07	179,167	6,352	3.54
Payables under securities lending transactions	1,389,030	58,357	4.20	1,839,599	58,114	3.15
Bills sold	—	—	—	—	—	—
Commercial paper	—	—	—	—	—	—
Borrowed money	1,359,685	67,618	4.97	1,345,486	60,541	4.49
Bonds	1,440,949	50,186	3.48	1,327,124	43,630	3.28

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥51,778 million; 2006, ¥31,957 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest for the year ended March 31, 2006 includes amortization of discount on bonds.
4. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

Year ended March 31	2007 Average balance	2007 Interest	2007 Earnings yield	2006 Average balance	2006 Interest	2006 Earnings yield
	Millions of yen					
Interest-earning assets	¥80,419,426	¥1,706,170	2.12%	¥79,022,597	¥1,426,546	1.80%
Loans and bills discounted	53,559,601	1,143,361	2.13	51,150,685	990,853	1.93
Securities	20,858,779	369,039	1.76	22,163,130	317,180	1.43
Call loans	789,228	23,503	2.97	650,284	11,459	1.76
Receivables under resale agreements	119,013	4,064	3.41	216,699	4,362	2.01
Receivables under securities borrowing transactions	1,320,720	4,827	0.36	1,411,612	613	0.04
Bills bought	55,212	102	0.18	116,653	7	0.00
Deposits with banks	2,333,298	77,722	3.33	2,291,965	50,454	2.20
Interest-bearing liabilities	¥82,107,317	¥ 768,717	0.93%	¥83,179,544	¥ 472,001	0.56%
Deposits	65,850,146	396,300	0.60	63,825,633	226,926	0.35
Negotiable certificates of deposit	3,185,938	33,745	1.05	3,815,227	7,690	0.20
Call money	2,250,645	18,718	0.83	2,170,463	5,268	0.24
Payables under repurchase agreements	482,083	16,523	3.42	397,223	6,359	1.60
Payables under securities lending transactions	2,267,198	60,770	2.68	2,711,076	58,204	2.14
Bills sold	956,126	220	0.02	3,727,726	113	0.00
Commercial paper	—	—	—	—	—	—
Borrowed money	2,899,764	84,150	2.90	2,149,434	77,109	3.58
Bonds	3,677,365	73,483	1.99	3,800,481	68,252	1.79

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (2007, ¥1,073,727 million; 2006, ¥2,648,107 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (2007, ¥2,607 million; 2006, ¥1,717 million) and corresponding interest (2007, ¥5 million; 2006, ¥1 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
3. Bond interest for the year ended March 31, 2006 includes amortization of discount on bonds.

Breakdown of Interest Income and Interest Expenses

Domestic Operations

Year ended March 31	2007 Volume-related increase (decrease)	2007 Rate-related increase (decrease)	2007 Net increase (decrease)	2006 Volume-related increase (decrease)	2006 Rate-related increase (decrease)	2006 Net increase (decrease)
	Millions of yen					
Interest income	¥ 402	¥38,697	¥39,100	¥(17,311)	¥ 36,357	¥ 19,046
Loans and bills discounted	20,326	14,071	34,397	(14,896)	(31,084)	(45,980)
Securities	(13,816)	24,173	10,356	(7,109)	63,133	56,024
Call loans	0	1,087	1,087	33	6	39
Receivables under resale agreements	(1)	36	35	0	1	1
Receivables under securities borrowing transactions	(39)	4,254	4,214	157	273	431
Bills bought	(3)	99	95	(1)	5	3
Deposits with banks	12	191	203	0	(0)	0
Interest expenses	¥(1,860)	¥80,642	¥78,782	¥ 102	¥(10,354)	¥(10,252)
Deposits	194	47,431	47,625	394	(1,039)	(645)
Negotiable certificates of deposit	(231)	5,562	5,331	(20)	80	60
Call money	(3)	3,661	3,658	(4)	20	15
Payables under repurchase agreements	(1)	446	445	(12)	0	(11)
Payables under securities lending transactions	0	2,322	2,322	(105)	(1)	(106)
Bills sold	(84)	191	106	45	(37)	7
Borrowed money	7,902	(7,937)	(35)	(1,203)	(3,727)	(4,930)
Bonds	(2,358)	1,033	(1,325)	(1,691)	(2,529)	(4,221)

International Operations

Year ended March 31	2007 Volume-related increase (decrease)	2007 Rate-related increase (decrease)	2007 Net increase (decrease)	2006 Volume-related increase (decrease)	2006 Rate-related increase (decrease)	2006 Net increase (decrease)
	Millions of yen					
Interest income	¥53,903	¥173,784	¥227,688	¥ 495	¥100,991	¥101,487
Loans and bills discounted	55,744	62,364	118,109	37,930	64,010	101,941
Securities	1,020	40,481	41,501	(16,668)	15,184	(1,483)
Call loans	5,794	5,162	10,956	1,234	5,186	6,421
Receivables under resale agreements	(1,236)	903	(333)	220	2,184	2,405
Deposits with banks	(124)	27,189	27,065	6,558	10,244	16,803
Interest expenses	¥51,712	¥153,386	¥205,098	¥(1,856)	¥150,603	¥148,747
Deposits	35,042	86,705	121,748	9,114	110,739	119,853
Negotiable certificates of deposit	19,049	1,674	20,723	4,022	562	4,584
Call money	6,920	2,871	9,791	(800)	2,673	1,873
Payables under repurchase agreements	6,227	3,491	9,718	48	3,536	3,584
Payables under securities lending transactions	(14,233)	14,477	243	(20,322)	26,814	6,492
Borrowed money	645	6,432	7,077	(10,251)	6,717	(3,533)
Bonds	3,873	2,681	6,555	12,765	(775)	11,990

Total of Domestic and International Operations

Year ended March 31	2007 Volume-related increase (decrease)	2007 Rate-related increase (decrease)	2007 Net increase (decrease)	2006 Volume-related increase (decrease)	2006 Rate-related increase (decrease)	2006 Net increase (decrease)
	Millions of yen					
Interest income	¥25,620	¥254,003	¥279,624	¥(1,659)	¥109,508	¥107,848
Loans and bills discounted	48,167	104,340	152,507	6,326	49,634	55,960
Securities	(18,666)	70,525	51,858	(17,968)	72,509	54,540
Call loans	2,847	9,196	12,044	3,499	2,961	6,460
Receivables under resale agreements	(1,966)	1,667	(298)	417	1,990	2,407
Receivables under securities borrowing transactions	(39)	4,254	4,214	157	273	431
Bills bought	(3)	99	95	(1)	5	3
Deposits with banks	925	26,343	27,268	6,567	10,235	16,803
Interest expenses	¥(6,084)	¥302,800	¥296,716	¥ 4,621	¥121,188	¥125,809
Deposits	7,416	161,957	169,373	4,395	114,813	119,208
Negotiable certificates of deposit	(1,268)	27,323	26,055	(0)	4,645	4,644
Call money	201	13,248	13,449	(330)	2,218	1,888
Payables under repurchase agreements	1,603	8,560	10,164	(1,875)	5,448	3,572
Payables under securities lending transactions	(9,529)	12,096	2,566	(27,385)	33,771	6,385
Bills sold	(84)	191	106	45	(37)	7
Borrowed money	21,774	(14,733)	7,041	(10,299)	1,835	(8,464)
Bonds	(2,211)	7,441	5,230	3,971	3,798	7,769

Note: Volume/rate variance is prorated according to changes in volume and rate.

Fees and Commissions

	Millions of yen					
	2007			2006		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Fees and commissions (income)	**¥385,202**	**¥79,969**	**¥465,171**	¥394,224	¥80,747	¥474,972
Deposits and loans	**10,717**	**32,022**	**42,739**	11,009	29,269	40,278
Remittances and transfers	**96,938**	**27,389**	**124,327**	97,637	25,702	123,339
Securities-related business	**21,874**	**1,391**	**23,265**	23,212	1,048	24,261
Agency	**14,085**	—	**14,085**	16,280	—	16,280
Safe deposits	**6,855**	—	**6,855**	6,975	—	6,975
Guarantees	**22,054**	**6,775**	**28,829**	19,319	6,469	25,789
Fees and commissions (expenses)	**¥ 95,323**	**¥16,431**	**¥111,754**	¥ 94,808	¥13,487	¥108,296
Remittances and transfers	**19,071**	**5,927**	**24,999**	18,918	4,513	23,432

Trading Income

	Millions of yen					
	2007			2006		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Trading profits	**¥4,047**	**¥99,671**	**¥103,719**	¥1,077	¥12,172	¥13,250
Gains on trading securities	**—**	**—**	**—**	—	—	—
Gains on securities related to trading transactions	**—**	**—**	**—**	—	1,229	1,229
Gains on trading-related financial derivatives	**—**	**99,671**	**99,671**	—	10,942	10,942
Others	**4,047**	**—**	**4,047**	1,077	—	1,077
Trading losses	**¥ 162**	**¥ 1,936**	**¥ 2,098**	¥1,312	¥ —	¥ 1,312
Losses on trading securities	**162**	**—**	**162**	1,312	—	1,312
Losses on securities related to trading transactions	**—**	**1,936**	**1,936**	—	—	—
Losses on trading-related financial derivatives	**—**	**—**	**—**	—	—	—
Others	**—**	**—**	**—**	—	—	—

Note: Figures represent net gains after offsetting income against expenses.

Net Other Operating Income (Expenses)

	Millions of yen					
	2007			2006		
Year ended March 31	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income (expenses)	**¥(51,491)**	**¥ 9**	**¥ (51,482)**	¥14,811	¥195,436	¥210,248
Gains (losses) on bonds	**(74,703)**	**(37,709)**	**(112,413)**	(11,305)	985	(10,320)
Losses on derivatives	**(1,449)**	**(16,156)**	**(17,606)**	(390)	(7,700)	(8,090)
Gains on foreign exchange transactions	**—**	**55,243**	**55,243**	—	202,634	202,634

General and Administrative Expenses

	Millions of yen	
Year ended March 31	2007	2006
Salaries and related expenses	**¥162,778**	¥158,660
Retirement benefit cost	**(309)**	28,952
Welfare expenses	**26,816**	26,280
Depreciation	**49,671**	52,776
Rent and lease expenses	**47,863**	46,802
Building and maintenance expenses	**5,301**	3,736
Supplies expenses	**5,451**	5,303
Water, lighting, and heating expenses	**4,876**	4,926
Traveling expenses	**3,057**	2,764
Communication expenses	**7,048**	6,813
Publicity and advertising expenses	**12,714**	10,671
Taxes, other than income taxes	**35,017**	33,379
Others	**249,528**	223,030
Total	**¥609,816**	¥604,098

Note: Because expenses reported on page 29 exclude nonrecurring losses, they are not reconciled with the figures reported in the above table.

Deposits (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Deposits and Negotiable Certificates of Deposit

Year-End Balance

	Millions of yen			
March 31	2007		2006	
Domestic operations:				
Liquid deposits	**¥39,134,235**	**65.3%**	¥39,708,409	65.2%
Fixed-term deposits	**18,280,780**	**30.5**	17,284,768	28.4
Others	**607,734**	**1.0**	1,135,522	1.9
Subtotal	**58,022,750**	**96.8**	58,128,700	95.5
Negotiable certificates of deposit	**1,911,160**	**3.2**	2,765,903	4.5
Total	**¥59,933,911**	**100.0%**	¥60,894,604	100.0%
International operations:				
Liquid deposits	**¥ 4,847,481**	**54.6%**	¥ 3,486,860	47.6%
Fixed-term deposits	**720,700**	**8.1**	583,594	7.9
Others	**2,644,069**	**29.8**	2,871,629	39.2
Subtotal	**8,212,251**	**92.5**	6,942,084	94.7
Negotiable certificates of deposit	**663,174**	**7.5**	385,478	5.3
Total	**¥ 8,875,426**	**100.0%**	¥ 7,327,562	100.0%
Grand total	**¥68,809,338**	**—**	¥68,222,167	—

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings

Average Balance

	Millions of yen	
Year ended March 31	2007	2006
Domestic operations:		
Liquid deposits	**¥38,595,455**	¥38,358,425
Fixed-term deposits	**18,211,722**	17,513,424
Others	**567,125**	565,689
Subtotal	**57,374,302**	56,437,539
Negotiable certificates of deposit	**2,666,349**	3,659,782
Total	**¥60,040,652**	¥60,097,321
International operations:		
Liquid deposits	**¥ 4,747,817**	¥ 3,705,055
Fixed-term deposits	**893,630**	647,887
Others	**2,834,395**	3,035,150
Subtotal	**8,475,843**	7,388,093
Negotiable certificates of deposit	**519,589**	155,444
Total	**¥ 8,995,432**	¥ 7,543,538
Grand total	**¥69,036,085**	¥67,640,860

Notes: 1. Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice
2. Fixed-term deposits = Time deposits + Installment savings
3. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Deposits, Classified by Type of Depositor

	Millions of yen			
March 31	2007		2006	
Individual	**¥33,623,712**	**53.6%**	¥32,760,329	51.9%
Corporate	**29,057,052**	**46.4**	30,347,382	48.1
Total	**¥62,680,764**	**100.0%**	¥63,107,711	100.0%

Notes: 1. Figures are before adjustment on interoffice accounts in transit.
2. Negotiable certificates of deposit are excluded.
3. Accounts at overseas branches and Japan offshore banking accounts are excluded.

Balance of Investment Trusts, Classified by Type of Customer

March 31	Millions of yen 2007	2006
Individual	¥3,421,470	¥2,803,120
Corporate	123,922	120,489
Total	¥3,545,392	¥2,923,609

Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the fiscal year-end.

Balance of Time Deposits, Classified by Maturity

March 31	Millions of yen 2007	2006
Less than three months	¥ 5,779,472	¥ 5,870,988
Fixed interest rates	5,120,459	5,336,407
Floating interest rates	—	—
Others	659,012	534,580
Three — six months	3,848,742	2,807,247
Fixed interest rates	3,817,056	2,786,021
Floating interest rates	—	—
Others	31,685	21,225
Six months — one year	4,864,342	4,758,121
Fixed interest rates	4,840,188	4,740,237
Floating interest rates	1,200	—
Others	22,954	17,884
One — two years	1,483,625	1,406,623
Fixed interest rates	1,466,005	1,400,075
Floating interest rates	13,650	1,200
Others	3,970	5,348
Two — three years	1,468,884	1,337,208
Fixed interest rates	1,454,359	1,320,748
Floating interest rates	12,050	14,350
Others	2,474	2,109
Three years or more	1,556,364	1,688,116
Fixed interest rates	1,102,449	1,303,749
Floating interest rates	453,312	381,920
Others	602	2,446
Total	¥19,001,432	¥17,868,305
Fixed interest rates	17,800,519	16,887,240
Floating interest rates	480,212	397,470
Others	720,700	583,594

Note: The figures above do not include installment savings.

Loans (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Loans and Bills Discounted

Year-End Balance

March 31	Millions of yen 2007	2006
Domestic operations:		
Loans on notes	¥ 2,460,937	¥ 2,834,068
Loans on deeds	35,242,150	35,046,384
Overdrafts	9,190,227	8,398,616
Bills discounted	368,778	360,019
Subtotal	¥47,262,094	¥46,639,088
International operations:		
Loans on notes	¥ 587,967	¥ 506,926
Loans on deeds	5,802,753	4,606,034
Overdrafts	95,220	97,523
Bills discounted	8,404	7,987
Subtotal	¥ 6,494,346	¥ 5,218,471
Total	¥53,756,440	¥51,857,559

Average Balance

Year ended March 31	Millions of yen 2007	2006
Domestic operations:		
Loans on notes	¥ 2,606,379	¥ 3,301,745
Loans on deeds	35,279,808	34,349,609
Overdrafts	8,994,841	7,984,946
Bills discounted	307,527	370,994
Subtotal	¥47,188,557	¥46,007,295
International operations:		
Loans on notes	¥ 568,081	¥ 495,793
Loans on deeds	5,676,262	4,518,077
Overdrafts	118,873	122,566
Bills discounted	7,826	6,952
Subtotal	¥ 6,371,044	¥ 5,143,390
Total	¥53,559,601	¥51,150,685

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Loans and Bills Discounted, Classified by Purpose

March 31	Millions of yen 2007		2006	
Funds for capital investment	¥20,710,260	38.5%	¥21,007,908	40.5%
Funds for working capital	33,046,180	61.5	30,849,651	59.5
Total	¥53,756,440	100.0%	¥51,857,559	100.0%

Breakdown of Loans and Bills Discounted, Classified by Collateral

March 31	Millions of yen 2007	2006
Securities	¥ 765,605	¥ 1,009,017
Commercial claims	1,078,115	1,147,522
Commercial goods	—	—
Real estate	6,685,582	6,821,121
Others	329,637	408,915
Subtotal	8,858,940	9,386,577
Guaranteed	21,732,934	22,108,903
Unsecured	23,164,565	20,362,079
Total	¥53,756,440	¥51,857,559

Balance of Loans and Bills Discounted, Classified by Maturity

March 31	Millions of yen 2007	2006
One year or less	¥ 8,772,225	¥ 8,299,712
One — three years	7,741,633	7,820,129
Floating interest rates	6,048,170	6,217,858
Fixed interest rates	1,693,463	1,602,270
Three — five years	7,843,601	7,428,711
Floating interest rates	6,118,653	5,953,483
Fixed interest rates	1,724,948	1,475,227
Five — seven years	3,287,700	3,080,127
Floating interest rates	2,692,523	2,563,603
Fixed interest rates	595,176	516,524
More than seven years	16,825,830	16,732,739
Floating interest rates	15,862,230	15,681,137
Fixed interest rates	963,599	1,051,601
No designated term	9,285,448	8,496,139
Floating interest rates	9,285,448	8,496,139
Fixed interest rates	—	—
Total	¥53,756,440	¥51,857,559

Note: Loans with a maturity of one year or less are not classified by floating or fixed interest rates.

Balance of Loan Portfolio, Classified by Industry

March 31	Millions of yen 2007		2006	
Domestic offices:				
Manufacturing	¥ 5,236,097	10.9%	¥ 5,172,704	10.9%
Agriculture, forestry, fisheries and mining	132,196	0.3	133,756	0.3
Construction	1,224,951	2.5	1,283,199	2.7
Transportation, communications and public enterprises	2,886,168	6.0	2,658,362	5.6
Wholesale and retail	5,089,297	10.6	5,170,601	10.9
Finance and insurance	5,675,905	11.8	5,072,348	10.7
Real estate	6,369,243	13.2	6,316,865	13.3
Services	5,742,376	11.9	5,731,622	12.1
Municipalities	592,238	1.2	657,755	1.4
Others	15,242,033	31.6	15,264,035	32.1
Subtotal	¥48,190,509	100.0%	¥47,461,252	100.0%
Overseas offices:				
Public sector	¥ 19,029	0.3%	¥ 38,992	0.9%
Financial institutions	287,898	5.2	348,464	7.9
Commerce and industry	5,038,808	90.5	3,815,783	86.8
Others	220,195	4.0	193,066	4.4
Subtotal	¥ 5,565,931	100.0%	¥ 4,396,307	100.0%
Total	¥53,756,440	—	¥51,857,559	—

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches). Overseas operations comprise the operations of SMBC's overseas branches.
2. Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Enterprises

March 31	Millions of yen 2007	2006
Total domestic loans (A)	¥48,190,509	¥47,461,252
Loans to individuals, and small and medium-sized enterprises (B)	36,276,238	35,496,058
(B) / (A)	75.3%	74.8%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized enterprises are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

March 31	Millions of yen 2007	2006
Consumer loans	¥14,492,814	¥14,725,514
Housing loans	13,557,521	13,771,812
Residential purpose	9,918,884	10,044,534
Others	935,292	953,701

Note: Housing loans include general-purpose loans used for housing purposes as well as housing loans and apartment house acquisition loans.

Breakdown of Reserve for Possible Loan Losses

Year ended March 31, 2007	Millions of yen Balance at beginning of the fiscal year	Increase during the fiscal year	Decrease during the fiscal year Objectives	Others	Balance at end of the fiscal year
General reserve for possible loan losses	¥574,302 [(1,766)]	¥530,807	¥ —	¥574,302*	¥530,807
Specific reserve for possible loan losses	241,566 [(19)]	144,824	141,100	100,465*	144,824
For nonresident loans	18,096 [(19)]	12,690	1,720	16,375*	12,690
Loan loss reserve for specific overseas countries	2,354	1,941	—	2,354*	1,941
Total	¥818,223 [(1,786)]	¥677,573	¥141,100	¥677,123	¥677,573

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

Year ended March 31, 2006	Millions of yen Balance at beginning of the fiscal year	Increase during the fiscal year	Decrease during the fiscal year Objectives	Others	Balance at end of the fiscal year
General reserve for possible loan losses	¥422,155 [(4,600)]	¥572,536	¥ —	¥422,155*	¥572,536
Specific reserve for possible loan losses	567,861 [(225)]	241,546	342,141	225,720*	241,546
For nonresident loans	23,741 [(225)]	18,076	2,761	20,979*	18,076
Loan loss reserve for specific overseas countries	3,930	2,354	—	3,930*	2,354
Total	¥993,947 [(4,825)]	¥816,437	¥342,141	¥651,806	¥816,437

*Transfer from reserves by reversal or origination method

Note: Figures in brackets [ ] indicate foreign exchange translation adjustments.

Write-off of Loans

Year ended March 31	Millions of yen 2007	2006
Write-off of loans	¥50,468	¥12,650

Note: Write-off of loans include amount of direct reduction.

Specific Overseas Loans

March 31	Millions of yen 2007	2006
Indonesia	¥32,574	¥35,509
Argentina	3	2
Total	¥32,578	¥35,511
Ratio of the total amounts to total assets	0.03%	0.03%
Number of countries	2	2

Risk-Monitored Loans

March 31	Millions of yen 2007	2006
Bankrupt loans	¥ 33,754	¥ 40,914
Non-accrual loans	357,632	551,083
Past due loans (3 months or more)	20,543	23,446
Restructured loans	309,133	298,728
Total	¥721,064	¥914,173

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

March 31	Billions of yen 2007	2006
Bankrupt and quasi-bankrupt assets	¥ 108.9	¥ 164.5
Doubtful assets	300.1	473.4
Substandard loans	329.7	322.2
Total of problem assets	738.7	960.1
Normal assets	60,542.2	55,984.9
Total	¥61,280.9	¥56,945.0

Notes: **Definition of problem asset categories**

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No.132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

Securities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Balance of Securities

Year-End Balance

March 31	Millions of yen 2007	2006
Domestic operations:		
Japanese government bonds	¥ 6,927,353	¥11,137,621
Japanese local government bonds	520,708	546,197
Japanese corporate bonds	3,831,945	3,717,162
Japanese stocks	4,830,277	4,457,872
Others	932,657	971,561
Foreign bonds	/	/
Foreign stocks	/	/
Subtotal	¥17,042,942	¥20,830,416
International operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	3,017,931	4,372,125
Foreign bonds	1,699,133	3,101,314
Foreign stocks	1,318,798	1,270,810
Subtotal	¥ 3,017,931	¥ 4,372,125
Total	¥20,060,873	¥25,202,541

Average Balance

Year ended March 31	Millions of yen 2007	2006
Domestic operations:		
Japanese government bonds	¥ 8,566,945	¥10,749,789
Japanese local government bonds	550,770	502,384
Japanese corporate bonds	3,804,985	3,338,156
Japanese stocks	2,920,211	2,840,717
Others	920,559	668,420
Foreign bonds	/	/
Foreign stocks	/	/
Subtotal	¥16,763,472	¥18,099,469
International operations:		
Japanese government bonds	¥ —	¥ —
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	—	—
Others	4,095,307	4,063,661
Foreign bonds	2,821,607	2,920,828
Foreign stocks	1,273,700	1,142,832
Subtotal	¥ 4,095,307	¥ 4,063,661
Total	¥20,858,779	¥22,163,130

Note: The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method.

Balance of Securities Held, Classified by Maturity

March 31	Millions of yen 2007	2006
One year or less		
Japanese government bonds	¥2,784,983	¥ 5,284,223
Japanese local government bonds	83,763	21,010
Japanese corporate bonds	555,185	378,863
Others	413,472	665,701
Foreign bonds	349,371	652,688
One — three years		
Japanese government bonds	456,226	74,771
Japanese local government bonds	72,335	148,493
Japanese corporate bonds	1,175,630	1,100,133
Others	265,958	1,119,951
Foreign bonds	153,931	1,029,326
Foreign stocks	15,835	—
Three — five years		
Japanese government bonds	897,565	1,887,212
Japanese local government bonds	60,149	58,846
Japanese corporate bonds	931,372	1,232,120
Others	138,547	367,937
Foreign bonds	84,577	267,114
Foreign stocks	—	22,421
Five — seven years		
Japanese government bonds	583,079	627,024
Japanese local government bonds	212,590	114,583
Japanese corporate bonds	635,881	460,625
Others	173,241	83,445
Foreign bonds	136,925	58,115
Seven — 10 years		
Japanese government bonds	301,441	457,400
Japanese local government bonds	91,447	202,817
Japanese corporate bonds	437,479	434,705
Others	532,189	612,580
Foreign bonds	410,492	524,842
Foreign stocks	7,976	7,075
More than 10 years		
Japanese government bonds	1,904,058	2,806,988
Japanese local government bonds	421	445
Japanese corporate bonds	96,396	110,713
Others	783,940	671,792
Foreign bonds	563,835	539,944
Foreign stocks	220,105	129,700
No designated term		
Japanese government bonds	—	—
Japanese local government bonds	—	—
Japanese corporate bonds	—	—
Japanese stocks	4,830,277	4,457,872
Others	1,643,238	1,822,277
Foreign bonds	—	29,282
Foreign stocks	1,074,880	1,111,613
Total		
Japanese government bonds	¥6,927,353	¥11,137,621
Japanese local government bonds	520,708	546,197
Japanese corporate bonds	3,831,945	3,717,162
Japanese stocks	4,830,277	4,457,872
Others	3,950,589	5,343,687
Foreign bonds	1,699,133	3,101,314
Foreign stocks	1,318,798	1,270,810

Ratios (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Income Ratio

	Percentage	
Year ended March 31	2007	2006
Ordinary profit to total assets	**0.62%**	0.78%
Ordinary profit to stockholders' equity	**18.57**	37.26
Net income to total assets	**0.34**	0.56
Net income to stockholders' equity	**10.13**	26.57

Notes: 1. Ordinary profit (net income) to total assets = Ordinary profit (net income) / Average balance of total assets excluding customers' liabilities for acceptances and guarantees × 100

2. Ordinary profit (net income) to stockholders' equity = (Ordinary profit (net income) – Preferred dividends) / {(Stockholders' equity at beginning of the fiscal year – Number of shares of preferred stock outstanding at beginning of the fiscal year × Issue price) + (Net assets at end of the fiscal year – Number of shares of preferred stock outstanding at end of the fiscal year × Issue price)} divided by 2 × 100

Yield/Interest Rate

	Percentage	
Year ended March 31	2007	2006
Domestic operations		
Interest-earning assets (A)	**1.56%**	1.51%
Interest-bearing liabilities (B)	**0.98**	0.82
(A) - (B)	**0.58**	0.69
International operations		
Interest-earning assets (A)	**4.61%**	3.38%
Interest-bearing liabilities (B)	**4.90**	3.79
(A) - (B)	**(0.29)**	(0.41)
Total		
Interest-earning assets (A)	**2.12%**	1.80%
Interest-bearing liabilities (B)	**1.66**	1.27
(A) - (B)	**0.46**	0.53

Loan-Deposit Ratio

	Millions of yen	
March 31	2007	2006
Domestic operations		
Loans and bills discounted (A)	**¥47,262,094**	¥46,639,088
Deposits (B)	**59,933,911**	60,894,604
Loan-deposit ratio (%)		
(A) / (B)	**78.85%**	76.58%
Ratio by average balance for the fiscal year	**78.59**	76.55
International operations		
Loans and bills discounted (A)	**¥ 6,494,346**	¥ 5,218,471
Deposits (B)	**8,875,426**	7,327,562
Loan-deposit ratio (%)		
(A) / (B)	**73.17%**	71.21%
Ratio by average balance for the fiscal year	**70.82**	68.18
Total		
Loans and bills discounted (A)	**¥53,756,440**	¥51,857,559
Deposits (B)	**68,809,338**	68,222,167
Loan-deposit ratio (%)		
(A) / (B)	**78.12%**	76.01%
Ratio by average balance for the fiscal year	**77.58**	75.62

Note: Deposits include negotiable certificates of deposit.

Securities-Deposit Ratio

	Millions of yen	
March 31	2007	2006
Domestic operations		
Securities (A)	¥17,042,942	¥20,830,416
Deposits (B)	59,933,911	60,894,604
Securities-deposit ratio (%)		
(A) / (B)	28.43%	34.20%
Ratio by average balance for the fiscal year	27.92	30.11
International operations		
Securities (A)	¥ 3,017,931	¥ 4,372,125
Deposits (B)	8,875,426	7,327,562
Securities-deposit ratio (%)		
(A) / (B)	34.00%	59.66%
Ratio by average balance for the fiscal year	45.52	53.86
Total		
Securities (A)	¥20,060,873	¥25,202,541
Deposits (B)	68,809,338	68,222,167
Securities-deposit ratio (%)		
(A) / (B)	29.15%	36.94%
Ratio by average balance for the fiscal year	30.21	32.76

Note: Deposits include negotiable certificates of deposit.

Capital (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Changes in Number of Shares Issued and Capital Stock

	Number of shares issued		Millions of yen			
			Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
March 13, 2003*1	1,245,000	1,661,620	¥ 32,121	¥ 52,952	¥ 32,121	¥ 32,121
March 14, 2003*2	1,080,000	2,741,620	27,864	80,816	27,864	59,985
March 17, 2003*3	53,037,185	55,778,805	479,169	559,985	819,708	879,693
April 1, 2004*4	—	55,778,805	—	559,985	(220,966)	658,726
September 21, 2004*5	2	55,778,807	—	559,985	246,205	904,932
March 30, 2005*6	70,001	55,848,808	105,001	664,986	105,001	1,009,933
April 1, 2004 — March 31, 2005*7	264,140	56,112,948	—	664,986	—	1,009,933
August 9, 2005*8	—	56,112,948	—	664,986	(344,900)	665,033
May 17, 2006*9	214,194	56,327,142	—	664,986	—	665,033
September 6, 2006*10	173,770	56,500,912	—	664,986	—	665,033
September 29, 2006*11	601,757	57,102,669	—	664,986	—	665,033
October 11, 2006*12	153,181	57,255,850	—	664,986	—	665,033
October 31, 2006*13	(830,000)	56,425,850	—	664,986	—	665,033

Remarks:

*1 Allotment to third parties: Common stock: 1,245,000 shares
Issue price: ¥51,600 Capitalization: ¥25,800

*2 Allotment to third parties: Common stock: 1,080,000 shares
Issue price: ¥51,600 Capitalization: ¥25,800

*3 Merger with the former Sumitomo Mitsui Banking Corporation (merger ratio: 1-to-0.007)

*4 Reduction in capital reserve due to a corporate split resulting from the spin-off of certain subsidiaries

*5 Share exchange due to a restructuring of Group companies

*6 Allotment to third parties: Preferred stock (1st series Type 6): 70,001 shares
Issue price: ¥3,000,000 Capitalization: ¥1,500,000

*7 Conversion of 32,000 shares of preferred stock (Type 1) and 105,000 shares of preferred stock (Type 3) to 401,140 shares of common stock

*8 Capital reserve was transferred to other capital surplus pursuant to Article 289-2 of the Commercial Code and Article 18-2 of the Banking Law

*9 Conversion of 35,000 shares of preferred stock (Type 1) and 33,000 shares of preferred stock (Type 2) to 214,194 shares of common stock

*10 Conversion of 67,000 shares of preferred stock (Type 2) to 173,770 shares of common stock

*11 Conversion of 500,000 shares of preferred stock (Type 3) to 601,757 shares of common stock

*12 Conversion of 195,000 shares of preferred stock (Type 3) to 153,181 shares of common stock

*13 Cancellation of 35,000 shares of preferred stock (Type 1), 100,000 shares of preferred stock (Type 2) and 695,000 shares of preferred stock (Type 3)

The following table shows total number of shares issued, capital stock, and capital reserve of the former SMBC for the period up to March 16, 2003.

	Thousands of shares		Millions of yen			
	Number of shares issued		Capital stock		Capital reserve	
	Changes	Balances	Changes	Balances	Changes	Balances
February 3, 2003*1	—	6,676,424	¥(494,100)	¥ 832,646	¥ —	¥1,326,758
February 5, 2003*2	313,556	6,989,980	—	832,646	94,680	1,421,438
February 12, 2003*3	454,078	7,444,059	75,377	908,023	74,922	1,496,361
March 13, 2003*4	961,538	8,405,597	149,999	1,058,023	149,999	1,646,361

Remarks:

*1 Reduction in capital stock due to a corporate split for the transfer of management business to the wholly-owned parent company, Sumitomo Mitsui Financial Group, Inc.

*2 Increase in capital reserve due to conversion of SMBC Guarantee Co., Ltd. into a wholly-owned subsidiary through a share exchange.

*3 Allotment to third parties: Common stock: 454,078 thousand shares
Issue price: ¥331 Capitalization: ¥166

*4 Allotment to third parties: Common stock: 961,538 thousand shares
Issue price: ¥312 Capitalization: ¥156

Number of Shares Issued

March 31, 2007	Number of shares issued
Common stock	56,355,849
Preferred stock (1st series Type 6)	70,001
Total	56,425,850

Note: The shares above are not listed on any stock exchange.

Principal Shareholders

a. Common Stock

March 31, 2007	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	56,355,849	100.00%

b. Preferred Stock (1st series Type 6)

March 31, 2007	Number of shares	Percentage of shares outstanding
Sumitomo Mitsui Financial Group, Inc.	70,001	100.00%

Others (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Employees

March 31	2007	2006
Number of employees	**16,407**	16,050
Average age (years–months)	**36–4**	36–3
Average length of employment (years–months)	**13–8**	13–10
Average annual salary (thousands of yen)	**¥7,712**	¥7,588

Notes: 1. Temporary and part-time staff are excluded from the above calculations but includes overseas local staff. Exective officers who do not concurrently serve as Directors are excluded from "Number of employees."
2. "Average annual salary" includes bonus, overtime pay and other fringe benefits.
3. Overseas local staff are excluded from the above calculations other than "Number of employees."

Number of Offices

March 31	2007	2006
Domestic network:		
Main offices and branches	**463**	458
Subbranches	**156**	147
Agency	**1**	1
Overseas network:		
Branches	**18**	15
Subbranches	**5**	3
Representative offices	**13**	14
Total	**656**	638

Note: "Main offices and branches" includes International Business Operations Dept. (2007, 2 branches; 2006, 2 branches), specialized deposit account branch (2007, 38 branches; 2006, 28 branches) and ATM administration branch (2007, 17 branches; 2006, 17 branches).

Number of Automated Service Centers

March 31	2007	2006
Automated service centers	25,283	23,209

Domestic Exchange Transactions

	Millions of yen	
Year ended March 31	2007	2006
Exchange for remittance:		
Destined for various parts of the country:		
Number of accounts (thousands)	387,493	389,015
Amount	¥ 713,802,911	¥ 665,559,579
Received from various parts of the country:		
Number of accounts (thousands)	295,072	292,230
Amount	¥ 842,628,980	¥ 779,990,627
Collection:		
Destined for various parts of the country:		
Number of accounts (thousands)	4,201	3,899
Amount	¥ 10,897,627	¥ 9,811,270
Received from various parts of the country:		
Number of accounts (thousands)	1,218	1,341
Amount	¥ 3,545,842	¥ 2,985,507
Total	¥1,570,875,362	¥1,458,346,985

Foreign Exchange Transactions

	Millions of U.S. dollars	
Year ended March 31	2007	2006
Outward exchanges:		
Foreign bills sold	$ 913,008	$ 828,876
Foreign bills bought	422,390	396,601
Incoming exchanges:		
Foreign bills payable	$ 670,892	$ 570,178
Foreign bills receivable	28,076	26,986
Total	$2,034,368	$1,822,643

Note: The figures above include foreign exchange transactions by overseas branches.

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

	Millions of yen	
March 31	2007	2006
Securities	¥ 17,427	¥ 20,215
Commercial claims	22,217	23,690
Commercial goods	4,451	3,823
Real estate	58,403	49,574
Others	28,780	18,792
Subtotal	¥ 131,280	¥ 116,095
Guaranteed	454,673	471,660
Unsecured	3,591,862	3,532,543
Total	¥4,177,816	¥4,120,300

Trust Assets and Liabilities (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Statement of Trust Assets and Liabilities

	Millions of yen	
March 31	2007	2006
Assets:		
Loans and bills discounted	¥ 5,350	¥ 7,870
Loans on deeds	5,350	7,870
Securities	267,110	238,205
Japanese government bonds	168,798	146,128
Corporate bonds	12,000	—
Foreign securities	86,312	92,076
Securities held in custody accounts	3,000	33,590
Monetary claims	703,199	706,349
Monetary claims for housing loans	123,148	141,211
Other monetary claims	580,051	565,138
Premises and equipment	25	85
Equipment	25	85
Other claims	1,245	1,216
Due from banking account	65,062	318,597
Cash and due from banks	129,401	—
Deposits with banks	129,401	—
Total assets	¥1,174,396	¥1,305,915
Liabilities:		
Designated money trusts	¥ 358,058	¥ 445,346
Specified money trusts	91,741	84,908
Security trusts	3,000	33,590
Monetary claims trusts	598,236	603,656
Composite trusts	123,359	138,413
Total liabilities	¥1,174,396	¥1,305,915

Notes: 1. Amounts less than one million yen have been omitted.
2. SMBC has no co-operative trusts under other trust bank's administration as of year-end.
3. SMBC does not deal with any trusts with principal indemnification.

Year-End Balance of Money Trusts and Others

	Millions of yen	
March 31	2007	2006
Money trusts	¥449,800	¥530,255
Pension trusts	—	—
Asset formation benefit trusts	—	—
Loan trusts	—	—
Total	¥449,800	¥530,255

Year-End Balance of Trusts with Principal Indemnification

There are no corresponding items.

Risk-Monitored Loans Related with Trusts with Principal Indemnification

There are no corresponding items.

Balance of Principal Amounts of Money Trusts and Loan Trusts, Classified by Maturity

	Millions of yen	
March 31	2007	2006
Money trusts:		
Less than one year	¥ 71,658	¥ 16,229
One — two years	15,871	6,852
Two — five years	111,503	343,338
Five years and more	244,253	157,925
No designated term	—	—
Total	¥443,287	¥524,346
Loan trusts:		
Less than one year	¥ —	¥ —
One — two years	—	—
Two — five years	—	—
Five years and more	—	—
No designated term	—	—
Total	¥ —	¥ —

Year-End Balance of Money Trusts and Others

March 31	Millions of yen 2007	2006
Money trusts:		
Loans and bills discounted	¥ 5,350	¥ 7,870
Securities	267,110	238,205
Subtotal	¥272,460	¥246,075
Pension trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Asset formation benefit trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Loan trusts:		
Loans and bills discounted	¥ —	¥ —
Securities	—	—
Subtotal	¥ —	¥ —
Total of loans and bills discounted	¥ 5,350	¥ 7,870
Total of securities	¥267,110	¥238,205
Total	¥272,460	¥246,075

Year-End Balance of Loans and Bills Discounted

March 31	Millions of yen 2007	2006
Loans on deeds	¥5,350	¥7,870
Loans on notes	—	—
Bills discounted	—	—
Total	¥5,350	¥7,870

Year-End Balance of Loans and Bills Discounted, Classified by Maturity

March 31	Millions of yen 2007	2006
Loans and bills discounted		
One year or less	¥1,350	¥1,570
One — three years	1,800	2,300
Three — five years	1,000	4,000
Five — seven years	—	—
More than seven years	1,200	—
Total	¥5,350	¥7,870

Balance of Loans and Bills Discounted, Classified by Collateral

March 31	Millions of yen 2007	2006
Securities	¥ —	¥ —
Commercial claims	—	—
Real estate	—	—
Factory	—	—
Fund	—	—
Ships and vessels	—	—
Others	—	—
Subtotal	¥ —	¥ —
Guaranteed	¥ —	¥3,000
Unsecured	5,350	4,870
Total	¥5,350	¥7,870

Balance of Loans and Bills Discounted, Classified by Purpose

March 31	Millions of yen 2007		2006	
Funds for capital investment	**¥1,000**	**18.69%**	¥5,000	63.53%
Funds for working capital	**4,350**	**81.31**	2,870	36.47
Total	**¥5,350**	**100.00%**	¥7,870	100.00%

Breakdown of Loan Portfolio, Classified by Industry

March 31	Millions of yen 2007		2006	
Manufacturing	**¥1,000**	**18.69%**	¥2,000	25.41%
Agriculture, forestry, fisheries and mining	**—**	**—**	—	—
Construction	**—**	**—**	—	—
Transportation, communications and public enterprises	**1,650**	**30.84**	4,870	61.88
Wholesale and retail	**1,000**	**18.69**	1,000	12.71
Finance and insurance	**1,200**	**22.43**	—	—
Real estate	**—**	**—**	—	—
Services	**500**	**9.35**	—	—
Municipalities	**—**	**—**	—	—
Others	**—**	**—**	—	—
Total	**¥5,350**	**100.00%**	¥7,870	100.00%

Loans to Individuals/Small and Medium-Sized Corporations

Balance of Loans

March 31	Millions of yen 2007	2006
Total to individuals, and small and medium-sized enterprises (A)	**¥1,650**	¥4,870
Total loans (B)	**5,350**	7,870
(A) / (B)	**30.84%**	61.88%

Number of Loans Lent

March 31	Number of loans 2007	2006
Total to individuals, and small and medium-sized enterprises (C)	**3**	5
Total loans (D)	**7**	7
(C) / (D)	**42.85%**	71.42%

Note: Small and medium-sized enterprises are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Year-End Balance of Securities Related with Money Trusts and Others

March 31	Millions of yen 2007		2006	
Japanese government bonds	**¥168,798**	**63.20%**	¥146,128	61.35%
Japanese local government bonds	**—**	**—**	—	—
Short-term Japanese corporate bonds	**—**	**—**	—	—
Japanese corporate bonds	**12,000**	**4.49**	—	—
Japanese stocks	**—**	**—**	—	—
Others	**86,312**	**32.31**	92,076	38.65
Total	**¥267,110**	**100.00%**	¥238,205	100.00%

Capital Ratio Information

Sumitomo Mitsui Banking Corporation and Subsidiaries

■ Capital Structure Information (Consolidated Capital Ratio (International Standards))

March 31		Millions of yen 2007	2006
Tier I capital:	Capital stock	¥ 664,986	¥ 664,986
	Capital surplus	1,603,512	1,603,512
	Retained earnings	581,619	242,524
	Foreign currency translation adjustments	(37,194)	(44,568)
	Stock acquisition rights	14	—
	Minority interests	1,374,169	1,074,933
	Goodwill and others	4	6
	Gain on sale on securitization transactions	40,057	—
	Total Tier I capital (A)	4,147,047	3,541,382
Tier II capital:	Unrealized gains on other securities after 55% discount	830,321	605,793
	Land revaluation excess after 55% discount	39,367	39,934
	General reserve for possible loan losses	28,115	722,147
	Excess amount of provision	193,977	—
	Subordinated debt	2,564,195	2,657,378
	Total Tier II capital	3,655,976	4,025,254
	Tier II capital included as qualifying capital (B)	3,655,976	3,541,382
Deductions:	(C)	320,319	308,195
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 7,482,705	¥ 6,774,569
Risk-adjusted assets:	On-balance sheet items	¥44,878,966	¥56,513,824
	Off-balance sheet items	8,756,301	5,990,301
	Market risk items	401,455	383,276
	Operational risk	3,701,598	—
	Total risk-adjusted assets (E)	¥57,738,321	¥62,887,402
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	7.18%	5.63%
Total risk-adjusted capital ratio:	(D) / (E) x 100	12.95%	10.77%
Required capital:	(E) x 8%	¥ 4,619,065	¥ —

(Reference)

The consolidated capital ratio as of March 31, 2007, calculated using the formula stipulated in the Ordinance (International Standards) is 12.12%.

■ Capital Structure Information (Nonconsolidated Capital Ratio (International Standards))

March 31		Millions of yen 2007	2006
Tier I capital:	Capital stock	¥ 664,986	¥ 664,986
	Capital reserve	665,033	665,033
	Other capital surplus	702,514	702,514
	Voluntary reserve	—	221,502
	Retained earnings carried forward to next year	—	271,368
	Other retained earnings	760,100	—
	Other	933,063	840,794
	Gain on sale on securitization transactions	(40,057)	—
	Total Tier I capital (A)	3,685,641	3,366,200
Tier II capital:	Unrealized gains on other securities after 55% discount	824,998	593,853
	Land revaluation excess after 55% discount	32,920	33,345
	General reserve for possible loan losses	—	572,536
	Excess amount of provision	32,467	—
	Subordinated debt	2,710,870	2,605,378
	Total Tier II capital	3,601,257	3,805,114
	Tier II capital included as qualifying capital (B)	3,601,257	3,366,200
Deductions:	(C)	286,295	95,734
Total qualifying capital:	(D) = (A) + (B) - (C)	¥ 7,000,603	¥ 6,636,666
Risk-adjusted assets:	On-balance sheet items	¥40,755,261	¥52,482,811
	Off-balance sheet items	7,871,270	5,676,962
	Market risk items	334,631	303,674
	Operational risk	3,053,199	—
	Total risk-adjusted assets (E)	¥52,014,363	¥58,463,447
Tier I risk-adjusted capital ratio:	(A) / (E) x 100	7.08%	5.75%
Total risk-adjusted capital ratio:	(D) / (E) x 100	13.45%	11.35%
Required capital:	(E) x 8%	¥ 4,161,149	¥ —

(Reference)
The nonconsolidated capital ratio as of March 31, 2007, calculated using the formula stipulated in the Ordinance (International Standards) is 11.84%.

Corporate Data

Sumitomo Mitsui Financial Group, Inc.

■ Board of Directors, Corporate Auditors, and Executive Officers (as of June 28, 2007)

BOARD OF DIRECTORS

Masayuki Oku
Chairman of the Board and Representative Director

Teisuke Kitayama
President and Representative Director

Shigeru Nishiyama
Deputy President and Representative Director
Group Business Management Dept., Audit Dept.

Osamu Endo
Director
Consumer Business Planning Dept.

Junji Tanehashi
Director
General Affairs Dept., Human Resources Dept., Corporate Risk Management Dept.

Takeshi Kunibe
Director
Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept., Subsidiaries & Affiliates Dept.

Yoshiaki Yamauchi
Director (outside)

Yoichiro Yamakawa
Director (outside)

Yoshinori Yokoyama
Director (outside)

CORPORATE AUDITORS

Masahide Hirasawa
Corporate Auditor

Sadao Kobayashi
Corporate Auditor

Katsuya Onishi
Corporate Auditor (outside)

Hiroshi Araki
Corporate Auditor (outside)

Ikuo Uno
Corporate Auditor (outside)

EXECUTIVE OFFICERS

Yoshinori Kawamura
Managing Director
Investment Banking Planning Dept.

Wataru Ohara
Managing Director
Corporate Risk Management Dept.

Hideo Shimada
Managing Director
IT Planning Dept.

Naohito Muramatsu
General Manager of Audit Dept.

■ SMFG Organization (as of June 29, 2007)


Shareholders' Meeting
Board of Directors
Auditing Committee
Risk Management Committee
Compensation Committee
Nominating Committee
Group Strategy Committee
Management Committee
Corporate Auditors/ Board of Corporate Auditors
Office of Corporate Auditors
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Group CSR Dept.
Financial Accounting Dept.
Subsidiaries & Affiliates Dept.
Consumer Business Planning Dept.
Investment Banking Planning Dept.
IT Planning Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Risk Management Dept.
Group Business Management Dept.
Audit Dept.

Sumitomo Mitsui Banking Corporation

■ Board of Directors, Corporate Auditors, and Executive Officers (as of June 28, 2007)

BOARD OF DIRECTORS

Chairman of the Board

Teisuke Kitayama

President

Masayuki Oku*

Deputy Presidents

Kenjiro Nakano*
Corporate Advisory Division

Shigenobu Aikyo*
Head of Middle Market Banking Unit

Osamu Endo*
Head of Consumer Banking Unit

Senior Managing Directors

Junji Tanehashi*
Human Resources Dept., Human Resources Development Dept., Quality Management Dept., General Affairs Dept., Legal Dept., Administrative Services Dept.

Hirosumi Tsusue*
Head of Corporate Banking Unit, Private Advisory Dept.

Akira Kitamura*
Corporate Research Dept., Credit Administration Dept., Deputy Head of Corporate Banking Unit (Credit Dept.), Investment Banking Unit (Structured Finance Credit Dept.)

Hiroki Nishio*
Internal Audit Dept., Credit Review Dept., Human Resources Dept., Human Resources Development Dept.

Directors (outside)

Yoshiaki Yamauchi

Yoichiro Yamakawa

Yoshinori Yokoyama

*Executive Officers

CORPORATE AUDITORS

Nobuo Tsukuni
Corporate Auditor

Keizo Kamiya
Corporate Auditor

Katsuya Onishi
Corporate Auditor (outside)

Hiroshi Araki
Corporate Auditor (outside)

Ikuo Uno
Corporate Auditor (outside)

Masahide Hirasawa
Corporate Auditor

EXECUTIVE OFFICERS

Managing Directors

Yoshinori Kawamura
Head of International Banking Unit, Investment Banking Unit, The Asia Pacific Division

Fukuzo Yasuo
Tokyo Corporate Banking Division (Tokyo Corporate Banking Dept. II, III, and IV)

Wataru Ohara
Corporate Risk Management Dept., Credit & Investment Planning Dept., Trust Services Dept.

Hideo Shimada
IT Planning Dept., Operations Planning Dept., Operations Support Dept., Director of JRI

Keiichi Ando
Osaka Corporate Banking Division (Osaka Corporate Banking Dept. I, II, and III)

Satoru Nakanishi
Nagoya Corporate Banking Division (Nagoya Corporate Banking Dept.), and Head of Tokai Middle Market Banking Division

Koki Nomura
Deputy Head of Middle Market Banking Unit (in charge of East Japan)

Junsuke Fujii
Deputy Head of Consumer Banking Unit

Tetsuya Kubo
Head of The Americas Division

Takeshi Kunibe
Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept., Subsidiaries & Affiliates Dept.

Fumihiko Tanizawa
Deputy Head of Middle Market Banking Unit (Credit Dept. I)

Koichi Miyata
Head of Treasury Unit, Deputy Head of Investment Banking Unit

Kazumasa Hashimoto
Deputy Head of Middle Market Banking Unit (in charge of West Japan)

Kozo Masaki
Head of China Division, and General Manager, Shanghai Branch

Jun Mizoguchi
Head of Europe Division, and President of Sumitomo Mitsui Banking Corporation Europe Limited

Tatsuo Yamanaka
Head of Corporate Advisory Division

Kazuya Jono
Head of Private Advisory Dept.

Makoto Nakao
Operations Planning Dept., Operations Support Dept.

Hideo Hiyama
Tokyo Corporate Banking Division (Tokyo Corporate Banking Dept. I, V, and VI)

Directors

Shoji Ishida
General Manager, Himeji Corporate Business Office

Yoshihiko Shimizu
General Manager, Planning Dept., Corporate Banking Unit & Middle Market Banking Unit

Koichi Danno
General Manager, Singapore Branch

Mitsunori Watanabe
Head of East Japan Middle Market Banking Division I

Naoyuki Kawamoto
General Manager, Corporate Risk Management Dept., and Risk Management Systems Dept.

Kazuhiko Kashikura
General Manager, Internal Audit Dept.

Keiji Takamasu
Head of West Japan Middle Market Banking Division I

Koichi Minami
Deputy Head of Middle Market Banking Unit (Credit Dept. II)

Tsuyoshi Isono
Chairman of SMBC Capital Markets, Inc.

Yuichiro Takada
General Manager, Tokyo Corporate Banking Dept. V

Hiroshi Minoura
General Manager, Planning Dept., International Banking Unit

Yujiro Ito
General Manager, General Affairs Dept.

Seiichiro Takahashi
General Manager, Planning Dept., Treasury Unit

Hidetoshi Furukawa
General Manager, Bangkok Branch

Ikuhiko Morikawa
General Manager, Planning Dept., Consumer Banking Unit

Takayuki Hayakawa
Head of East Japan Middle Market Banking Division III

Seiichi Shiraishi
Head of West Japan Middle Market Banking Division III

Katsunori Okubo
General Manager, Hong Kong Branch

Kenichi Gogami
General Manager, Quality Management Dept.

Takashi Saito
Assistant Head of Corporate Advisory Division

Kunio Sato
Assistant Head of Corporate Advisory Division

Eiichi Yonezawa
Head of West Japan Middle Market Banking Division IV

Shozo Watanabe
General Manager, Tokyo-Chuo Block Consumer Business Office

Ryusuke Itakura
Deputy Head of Consumer Banking Unit (in charge of West Japan)

Shuichi Kageyama
Head of Kyoto Hokuriku Middle Market Banking Division, and General Manager, Kyoto Corporate Business Office I

Yuzuru Hiraishi
Head of East Japan Middle Market Banking Division IV

Naohito Muramatsu
(General Manager, Audit Dept., SMFG)

Kazuhiro Shibata
General Manager, Credit Dept. I, Middle Market Banking Unit

Kuniaki Fujiwara
General Manager, Kobe Block Consumer Business Office

Hiroyuki Iwami
General Manager, Tokyo Corporate Banking Dept. III

Yuichiro Ueda
General Manager, Credit Dept., Corporate Banking Unit

Hiroyasu Okano
General Manager, Private Banking Business Office I

Makoto Kuniyoshi
Head of East Japan Middle Market Banking Division II

Shusuke Kurose
General Manager, Hibiya Corporate Business Office II

Tatsuya Nishimoto
Head of East Japan Middle Market Banking Division V

Masahiro Fuchizaki
General Manager, Operations Planning Dept.

Nobuaki Kurumatani
General Manager, Corporate Planning Dept.

Toshimi Tagata
General Manager, Real Estate Finance Dept.

Masaki Tachibana
General Manager, Human Resources Dept.

Kohei Hirota
Head of West Japan Middle Market Banking Division II

Yoshimi Miura
General Manager, Nagoya Corporate Banking Dept.

William M. Ginn
General Manager, Specialized Industries Dept., and The Americas Division and Chairman of SMBC Leasing and Finance, Inc.

Nicholas Andrew Pitts-Tucker
General Manager, Structured Finance Dept., Europe Division, and International Finance Dept., Europe Division, and Director of Sumitomo Mitsui Banking Corporation Europe Limited

■ SMBC Organization (as of June 29, 2007)


Internal Audit Unit
Internal Audit Dept.
Internal Audit Planning Dept.
Credit Review Dept.
Corporate Staff Unit
Public Relations Dept.
Corporate Citizenship Dept.
Corporate Planning Dept.
Financial Research Dept.
CSR Dept.
Financial Accounting Dept.
Equity Portfolio Management Dept.
Subsidiaries & Affiliates Dept.
Corporate Risk Management Dept.
Risk Management Systems Dept.
Credit & Investment Planning Dept.
Credit Portfolio Management Dept.
IT Planning Dept.
Human Resources Dept.
Training Institute
Counseling Dept.
Human Resources Development Dept.
Quality Management Dept.
Customer Relations Dept.
Consumer Banking Unit
Middle Market Banking Unit
Corporate Banking Unit
International Banking Unit
Treasury Unit
Investment Banking Unit
Shareholders' Meeting
Board of Directors
Management Committee
Compliance Unit
General Affairs Dept.
Operational Risk Management Dept.
Antimonopoly Law Monitoring Dept.
Financial Products Compliance Dept.
Financial Crime Prevention Dept.
International Compliance Dept.
Legal Dept.
Corporate Services Unit
Administrative Services Dept.
Secretariat
Operations Planning Dept.
Operations Support Dept.
Corporate Research Dept.
Credit Administration Dept.
Trust Services Dept.
Trust Business Operations Dept.
Corporate Auditors/
Board of Corporate Auditors
Office of Corporate Auditors

- Planning Dept., Corporate Banking Unit & Middle Market Banking Unit
  - Solution Promotion Dept.
  - Real Estate Financial Solution Dept.
- International Business Promotion Dept.
- China Business Promotion Dept.

- Private Advisory Dept.
- Private Banking Dept.
  - Stock Execution Dept.
- Corporate Employees Business Dept.
  - Defined Contribution Dept.
- Succession Business Dept.

- Planning Dept., Consumer Banking Unit
  - Marketing Dept.
  - Next W-ing Project Dept.
- Financial Consulting Dept.
  - Financial Consalting R&D Dept.
- Consumer Loan Dept.
- Mass Retail Dept.
- Credit Dept., Consumer Banking Unit

- Block Consumer Business Office

- Branch
- Consumer Loan Promotion Office
- Apartment House Loan Promotion Office
- Consumer Loan Servicing Center
- Private Banking Dept.
- Direct Banking Dept.
- Consumer Finance Promotion Office

- Public & Financial Institutions Banking Dept.
- Small and Medium Enterprises Marketing Dept.
- Credit Dept. I, Middle Market Banking Unit
- Credit Dept. II, Middle Market Banking Unit

- Middle Market Banking Division

- Corporate Business Office
- Business Promotion Office
- Financial Development Office
- Public Institutions Business Office
- Business Support Office

- Corporate Advisory Division

- Credit Dept., Corporate Banking Unit

- Tokyo Corporate Banking Division
- Osaka Corporate Banking Division
- Nagoya Corporate Banking Division

- Corporate Banking Dept.

- Planning Dept., International Banking Unit
  - IT & Business Administration Planning Dept.
- Planning Dept., Americas Division
- Credit Dept., Americas Division
- Compliance Dept., Americas Division
- Planning Dept., Europe Division
- Credit Dept., Europe Division
- Planning Dept., China Division
- Credit Dept., International Banking Unit
  - Environment Analysis Dept.

- Asia Pacific Division
- Americas Division
- Europe Division
- China Division

- Global Institutional Banking Dept.
- Global Client Business Dept.
- Global Corporate Investment Dept.
- Trade Finance Business Dept.
- Branches/Representative Offices in Asia Pacific Division
- Departments of Americas Division
- Departments of Europe Division
- Branches/Representative Offices in China Division

- Planning Dept., Treasury Unit
- Treasury Dept.
- International Treasury Dept.
- Trading Dept.
- Treasury Marketing Dept.

- Planning Dept., Investment Banking Unit
  - R&D Dept.
- Syndication Dept.
  - Corporate Finance Administration Dept.
- Structured Finance Dept.
  - Shipping Finance Dept.
- Real Estate Finance Dept.
- M&A Advisory Services Dept.
- Investment Development Dept.
- Merchant Banking Dept.
- Financial Engineering Dept.
- Securities Marketing Dept.
  - Securities Direct Sales Dept.
- Structured Finance Credit Dept.

Settlement Finance Unit

- Electronic Commerce Banking Dept.
  - Transaction Business Promotion Dept.
- Asset Finance Dept.
- Global Investors Services Dept.

- Branch Service Office
- Head/Main Service Office
- Public Institutions Operations Office

Principal Subsidiaries and Affiliates (as of March 31, 2007)

All companies shown hereunder are consolidated subsidiaries or affiliates of Sumitomo Mitsui Financial Group, Inc.
Those printed in green ink are consolidated subsidiaries or affiliates of Sumitomo Mitsui Banking Corporation.

■ Principal Domestic Subsidiaries

Company Name	Issued Capital (Millions of Yen)	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Sumitomo Mitsui Banking Corporation	664,986	100	—	June 6, 1996	Commercial banking
Sumitomo Mitsui Card Company, Limited	34,000	65.99	—	Dec. 26, 1967	Credit card services
SMBC Leasing Company, Limited	82,600	100	—	Sept. 2, 1968	Leasing
SMBC Auto Leasing Company, Limited	4,200	0 (100)	—	Jan. 6, 1995	Leasing
The Japan Research Institute, Limited	10,000	100	—	Nov. 1, 2002	System engineering, data processing, management consulting, and economic research
JRI Solutions, Limited	5,000	0 (100)	—	July 3, 2006	System engineering, data processing
SMBC Friend Securities Co., Ltd.	27,270	100	—	Mar. 2, 1948	Securities
SMFG Corporate Recovery Servicer Co., Ltd.	500	52	—	Nov. 5, 2003	Corporate recovery consulting and servicer
SAKURA CARD CO., Ltd.	7,438	0 (95.74)	77.78 (17.95)	Feb. 23, 1983	Credit card services
The Japan Net Bank, Limited	37,250	0 (59.70)	59.70	Sept. 19, 2000	Commercial banking
SMBC Loan Business Planning Co., Ltd.	100,010	0 (100)	100	April 1, 2004	Management support services
SMBC Loan Adviser Co., Ltd.	10	0 (100)	0 (100)	April 1, 1998	Consulting and agency services for consumer loans
SMBC Guarantee Co., Ltd.	187,720	0 (100)	0 (100)	July 14, 1976	Credit guarantee
SMBC Loan Servicer Co., Ltd.	500	0 (100)	0 (100)	July 28, 1999	Servicer
SMBC Finance Business Planning Co., Ltd.	10	0 (100)	100	April 1, 2004	Management support services
SMBC Finance Service Co., Ltd.	71,705	0 (100)	0 (100)	Dec. 5, 1972	Factoring, loans and collecting agent
SMBC Business Support Co., Ltd.	10	0 (100)	0 (100)	July 1, 2004	Clerical work outsourcer
Financial Link Company, Limited	160	0 (100)	0 (100)	Sept. 29, 2000	Data processing service and e-trading consulting
SMBC Consulting Co., Ltd.	1,100	0 (100)	50 (50)	May 1, 1981	Management consulting and seminar organizer
SMBC Support & Solution Co., Ltd.	10	0 (100)	100	April 1, 1996	Help desk and system support
SMBC Business Servicing Co., Ltd.	500	0 (100)	100	Mar. 11, 1999	Servicer
Sakura Information Systems Co., Ltd.	600	0 (66)	66	Nov. 29, 1972	System engineering and data processing
SAKURA KCS Corporation	2,054	0 (52.89)	25.75 (9.46)	Mar. 29, 1969	System engineering and data processing
THE MINATO BANK, LTD.	27,484	0 (46.34)	45.10 (1.23)	Sept. 6, 1949	Commercial banking
Kansai Urban Banking Corporation	37,040	0 (57.96)	42.27 (5.94)	July 1, 1922	Commercial banking
SMBC Staff Service Co., Ltd.	90	0 (100)	100	July 15, 1982	Temporary manpower service
SMBC Learning Support Co., Ltd.	10	0 (100)	100	May 27, 1998	Seminar organizer
SMBC PERSONNEL SUPPORT CO., LTD.	10	0 (100)	100	April 15, 2002	Banking clerical work
SMBC Center Service Co., Ltd.	100	0 (100)	100	Oct. 16, 1995	Banking clerical work
SMBC Delivery Service Co., Ltd.	30	0 (100)	100	Jan. 31, 1996	Banking clerical work
SMBC Green Service Co., Ltd.	30	0 (100)	100	Mar. 15, 1990	Banking clerical work
SMBC International Business Co., Ltd.	20	0 (100)	100	Sept. 28, 1983	Banking clerical work
SMBC International Operations Co., Ltd.	40	0 (100)	100	Dec. 21, 1994	Banking clerical work
SMBC Loan Business Service Co., Ltd.	70	0 (100)	100	Sept. 24, 1976	Banking clerical work
SMBC Market Service Co., Ltd.	10	0 (100)	100	Feb. 3, 2003	Banking clerical work
SMBC Loan Administration and Operations Service Co., Ltd.	10	0 (100)	100	Feb. 3, 2003	Banking clerical work
SMBC Property Research Service Co., Ltd.	30	0 (100)	100	Feb. 1, 1984	Banking clerical work

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries and affiliates.

■ Principal Overseas Subsidiaries

Company Name	Country	Issued Capital	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	US$1,700 million	0 (100)	100	Mar. 5, 2003	Commercial banking
Manufacturers Bank	U.S.A.	US$80.786 million	0 (100)	100	June 26, 1962	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	C$169 million	0 (100)	100	April 1, 2001	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	R$409.357 million	0 (100)	100	Oct. 6, 1958	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	Rp1,502.4 billion	0 (99)	99	Aug. 22, 1989	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	US$1,620	0 (100)	89.7 (7.7)	Nov. 9, 1990	Leasing, investments
SMBC Capital Markets, Inc.	U.S.A.	US$100	0 (100)	90 (10)	Dec. 4, 1986	Derivatives and investments
SMBC Securities, Inc.	U.S.A.	US$100	0 (100)	90 (10)	Aug. 8, 1990	Securities, investments
SMBC Financial Services, Inc.	U.S.A.	US$300 million	0 (100)	100	Aug. 8, 1990	Investments, investment advisor
SMBC Cayman LC Limited *	Cayman Islands	US$1,375 million	0 (100)	100	Feb. 7, 2003	Credit guarantee, bond investment
Sumitomo Finance (Asia) Limited	Cayman Islands	US$35 million	0 (100)	100	Sept. 26, 1973	Investments
SBTC, Inc.	U.S.A.	US$50 million	0 (100)	100	Jan. 26, 1998	Investments
SB Treasury Company L.L.C.	U.S.A.	US$470 million	0 (100)	0 (100)	Jan. 26, 1998	Loans
SB Equity Securities (Cayman), Limited	Cayman Islands	¥25,000 million	0 (100)	100	Dec. 15, 1998	Finance
SFVI Limited	British Virgin Islands	US$300	0 (100)	100	July 30, 1997	Investments
Sakura Finance (Cayman) Limited	Cayman Islands	US$100,000	0 (100)	100	Feb. 11, 1991	Finance
Sakura Preferred Capital (Cayman) Limited	Cayman Islands	¥10 million	0 (100)	100	Nov. 12, 1998	Finance
SMBC International Finance N.V.	Netherlands Antilles	US$200,000	0 (100)	100	June 25, 1990	Finance
SMBC Leasing Investment LLC	U.S.A.	US$319.551 million	0 (100)	0 (100)	April 7, 2003	Investments in leasing
SMBC Capital Partners LLC	U.S.A.	US$10,000	0 (100)	100	Dec. 18, 2003	Holding and trading securities
SMBC MVI SPC	Cayman Islands	US$45 million	0 (100)	100	Sept. 9, 2004	Loans, buying/ selling of monetary claims
SMBC DIP Limited	Cayman Islands	US$1 million	0 (100)	100	Mar. 16, 2005	Loans, buying/ selling of monetary claims
SMBC Capital Markets Limited	U.K.	US$297 million	0 (100)	100	Mar. 13, 1990	Derivatives and investments
SMBC Derivative Products Limited	U.K.	US$300 million	0 (100)	0 (100)	April 18, 1995	Derivatives and investments
Sumitomo Finance International plc	U.K.	£200 million	0 (100)	100	July 1, 1991	Investments
Sumitomo Mitsui Finance Dublin Limited	Ireland	US$18 million	0 (100)	100	Sept. 19, 1989	Finance
Sakura Finance Asia Limited	Hong Kong	US$65.5 million	0 (100)	100	Oct. 17, 1977	Investments
Sumitomo Mitsui Finance Australia Limited	Australia	A$156.5 million	0 (100)	100	June 29, 1984	Finance
SMFG Preferred Capital USD 1 Limited	Cayman Islands	US$1,650 million	100	0	Nov. 28, 2006	Finance

* SMBC Cayman LC Limited, like other subsidiaries of SMBC, is a separate corporate entity with its own separate creditors and the claims of such creditors are prior to the claims of SMBC, as the direct or indirect holder of the equity in such subsidiary.

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries and/or affiliates.

Company Name	Country	Issued Capital	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
SMFG Preferred Capital GBP 1 Limited	Cayman Islands	£500 million	100	0	Nov. 28, 2006	Finance
SMBC Preferred Capital USD 1 Limited	Cayman Islands	US$1,664 million	0 (100)	100	Nov. 28, 2006	Finance
SMBC Preferred Capital GBP 1 Limited	Cayman Islands	£505 million	0 (100)	100	Nov. 28, 2006	Finance

■ Principal Affiliates

Company Name	Issued Capital (Millions of Yen)	Percentage of SMFG's Voting Rights (%)	Percentage of SMBC's Voting Rights (%)	Established	Main Business
Daiwa Securities SMBC Co. Ltd.	255,700	40	—	Feb. 5, 1999	Securities
NIF SMBC Ventures Co., Ltd.	18,767	0 (40)	40 (40)	Oct. 20, 1983	Venture capital
Daiwa Securities SMBC Principal Investments Co. Ltd.	2,000	0 (100)	—	Sept. 4, 2001	Investments
Daiwa SB Investments Ltd.	2,000	43.96	—	April 1, 1999	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	2,000	0 (17.50)	17.50	Dec. 1, 2002	Investment advisory and investment trust management
Japan Pension Navigator Co., Ltd.	4,000	0 (30)	30	Sept. 21, 2000	Operation and administration of defined contribution pension plans
QUOQ Inc.*	1,000	0 (45.67)	13.75 (16.02)	April 5, 1978	Credit card services
Promise Co., Ltd.	80,737	0 (22.02)	22.02	Mar. 20, 1962	Consumer loans
At–Loan Co., Ltd.	10,912	0 (100)	49.99 (50.00)	June 8, 2000	Personal loans
SMFC Holdings (Cayman) Limited	1.5	49	—	Feb. 13, 2003	Finance

* On July 2, 2007 both Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Financial Group included QUOQ Inc. within the scope of consolidation.

Note: Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly via subsidiaries and/or affiliates.

International Directory (as of June 30, 2007)

Asia and Oceania

SMBC

Branches, Sub-Branches and Representative Offices

Hong Kong Branch
7th and 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852-2206-2000
Fax: 852-2206-2888

Shanghai Branch
30F, HSBC Tower,
1000 Lu Jia Zui Ring Road,
Pudong New Area,
Shanghai, 200120
The People's Republic of China
Tel: 86 (21) 6841-5000
Fax: 86 (21) 6841-0144

Tianjin Branch
Room No. 1210, Tianjin International Building, No. 75 Nan Jing Lu,
Tianjin, 300050
The People's Republic of China
Tel: 86 (22) 2330-6677
Fax: 86 (22) 2319-2111

Tianjin Binhai Sub-Branch
8F, E2B, Binhai Financial Street, No. 20, Guangchang East Road, TEDA, Tianjin, The People's Republic of China
Tel: 86 (22) 6622-6677
Fax: 86 (22) 6628-1333

Guangzhou Branch
31F, Office Tower, CITIC Plaza,
233 Tianhe North Road,
Guangzhou, Guangdong 510613
The People's Republic of China
Tel: 86 (20) 3819-1300
Fax: 86 (20) 8752-0672

Suzhou Branch
23F, Metropolitan Towers,
No.199 Shi Shan Road,
Suzhou New District,
Suzhou, Jiangsu, 215011
The People's Republic of China
Tel: 86 (512) 6825-8205
Fax: 86 (512) 6825-6121

Suzhou Industrial Park Sub-Branch
16F, International Building, No. 2, Suhua Road, Suzhou Industrial Park, Jiangsu, The People's Republic of China
Tel: 86 (512) 6288-5018
Fax: 86 (512) 6288-5028

Hangzhou Branch
23F, Golden Plaza, No. 118, Qing Chun Road, Xia Cheng District, Hangzhou, Zhejiang 310006
The People's Republic of China
Tel: 86 (571) 2889-1111
Fax: 86 (571) 2889-6699

Beijing Representative Office
2902, Jing Guang Centre, Hujialou, Chaoyang District, Beijing, 100020
The People's Republic of China
Tel: 86 (10) 6597-3351
Fax: 86 (10) 6597-3002

Dalian Representative Office
Senmao Building 9F, 147
Zhongshan Lu, Dalian,
Liaoning 116011
The People's Republic of China
Tel: 86 (411) 8370-7873
Fax: 86 (411) 8370-7761

Chongqing Representative Office
5F, Holiday Inn Yangtze Chongqing,
15 Nan Ping Bei Lu,
Chongqing, 400060
The People's Republic of China
Tel: 86 (23) 6280-3394
Fax: 86 (23) 6280-3748

Shenyang Representative Office
Room No. 606, Gloria Plaza Hotel Shenyang, No. 32 Yingbin Street, Shenhe District, Shenyang,
Liaoning 110013
The People's Republic of China
Tel: 86 (24) 2252-8310
Fax: 86 (24) 2252-8769

Taipei Branch
Aurora International Building 9F,
No. 2, Hsin Yi Rd. Sec. 5,
Taipei, 110 Taiwan
Tel: 886 (2) 2720-8100
Fax: 886 (2) 2720-8287

Seoul Branch
Young Poong Bldg. 7F,
33, Seorin-dong, Jongno-gu,
Seoul, 110-752, Korea
Tel: 82 (2) 732-1801
Fax: 82 (2) 399-6330

Singapore Branch
3 Temasek Avenue, #06-01,
Centennial Tower,
Singapore 039190,
The Republic of Singapore
Tel: 65-6882-0000/0001
Fax: 65-6887-0220/0330

Labuan Branch
Level 12 (B&C), Main Office Tower,
Financial Park Labuan, Jalan
Merdeka, 87000 Labuan,
Federal Territory, Malaysia
Tel: 60 (87) 410955
Fax: 60 (87) 410959

Labuan Branch Kuala Lumpur Marketing Office
Letter Box No. 25, 29th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-8392
Fax: 60 (3) 2026-8395

Kuala Lumpur Representative Office
Letter Box No. 25, 29th Floor,
UBN Tower, 10, Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-8392
Fax: 60 (3) 2026-8395

Hanoi Representative Office
Suite 1001, 10th Floor, Hanoi
Central Office Building, 44B Ly
Thuong Kiet Street, Hanoi, Vietnam
Tel: 84 (4) 936-3830
Fax: 84 (4) 936-3831

Ho Chi Minh City Branch
9th Floor, The Landmark,
5B Ton Duc Thang Street, District 1,
Ho Chi Minh City, Vietnam
Tel: 84 (8) 520-2525
Fax: 84 (8) 822-7762

Yangon Representative Office
Room No. 717/718, Traders Hotel,
223 Sule Pagoda Road,
Pabedan Township,
Yangon, Myanmar
Tel: 95 (1) 242828 ext.7717
Fax: 95 (1) 381227

Bangkok Branch
8th-10th Floor, Q.House
Lumpini Building, 1 South
Sathorn Road, Tungmahamek,
Sathorn, Bangkok 10120 Thailand
Tel: 66 (2) 353-8000
Fax: 66 (2) 353-8282

Manila Representative Office
20th Floor, Rufino Pacific Tower,
6784 Ayala Avenue, Makati City,
Metro Manila, The Philippines
Tel: 63 (2) 841-0098/9
Fax: 63 (2) 811-0877

Sydney Branch
Level 35, The Chifley Tower, 2
Chifley Square, Sydney,
NSW 2000, Australia
Tel: 61 (2) 9376-1800
Fax: 61 (2) 9376-1863

SMBC Principal Subsidiaries/
Affiliates
SMFG Network

Sumitomo Mitsui Finance Australia Limited
Level 35, The Chifley Tower, 2
Chifley Square, Sydney,
NSW 2000, Australia
Tel: 61 (2) 9376-1800
Fax: 61 (2) 9376-1863

PT Bank Sumitomo Mitsui Indonesia
Summitmas II, 10th Floor,
Jl. Jendral Sudirman Kav. 61-62,
Jakarta 12190, Indonesia
Tel: 62 (21) 522-7011
Fax: 62 (21) 522-7022

SMBC Metro Investment Corpration
20th Floor, Rufino Pacific Tower,
6784 Ayala Avenue, Makati City,
Metro Manila, The Philippines
Tel: 63 (2) 811-0845
Fax: 63 (2) 811-0876

BSL Leasing Co., Ltd.
19th Fl. Sathorn City Tower,
175 South Sathorn Road,
Bangkok, Thailand
Tel: 66 (2) 670-4700
Fax: 66 (2) 679-6160

SBCS Co., Ltd.
10th Floor, Q.House Lumpini Building, 1 South Sathorn Road, Tungmahamek, Sathorn, Bangkok 10120 Thailand
Tel: 66 (2) 677-7270~5
Fax: 66 (2) 677-7279

SMBC Capital Markets Limited Hong Kong Branch
7th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852-2532-8500
Fax: 852-2532-8505

The Japan Research Institute (Shanghai) Solution Co., Ltd.
18F, HSBC Tower, 1000 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, 200120 The People's Republic of China
Tel: 86 (21) 5066-3368
Fax: 86 (21) 6841-3378

The Japan Research Institute (Shanghai) Consulting Co., Ltd.
18F, HSBC Tower, 1000 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, 200120 The People's Republic of China
Tel: 86 (21) 6841-3368
Fax: 86 (21) 6841-3378

SMBC Leasing (Singapore) Pte. Ltd.
152 Beach Road, Gateway East #21-5, Singapore 189721
Tel: 65-6224-2955
Fax: 65-6225-3570

SMBC Leasing (Hong Kong) Limited
21st Floor, World-wide House, 2104B, 19 Des Voeux Road, Central, Hong Kong Special Administrative Region, The People's Republic of China
Tel: 852-2523-4155
Fax: 852-2845-9246

SMBC Leasing (Thailand) Co., Ltd.
19th Floor, Ramaland Building, 952 Rama IV Road, Suriyawong, Bangrak, Bangkok 10500, Thailand
Tel: 66 (2) 632-9250
Fax: 66 (2) 632-9258

SMBC Leasing (Guangzhou) Co., Ltd.
Room 2502-2503, Goldlion Tower, 138, Ti Yu Dong Road, Guangzhou, The People's Republic of China
Tel: 86 (20) 8755-0021
Fax: 86 (20) 8755-0422

SMBC Leasing (Malaysia) Sdn. Bhd.
Letter Box No. 58, 11th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia
Tel: 60 (3) 2026-2619
Fax: 60 (3) 2026-2627

Americas

SMBC

Branches and Representative Offices

New York Branch
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-4000
Fax: 1 (212) 593-9522

Cayman Branch
P.O. Box 694, Edward Street,
George Town, Grand Cayman,
Cayman Islands

Los Angeles Branch
777 South Figueroa Street,
Suite 2600, Los Angeles,
CA 90017, U.S.A.
Tel: 1 (213) 955-0800
Fax: 1 (213) 623-6832

San Francisco Branch
555 California Street, Suite 3350,
San Francisco, CA 94104, U.S.A.
Tel: 1 (415) 616-3000
Fax: 1 (415) 397-1475

Houston Representative Office
Two Allen Center, 1200 Smith Street,
Suite 1140 Houston, TX 77002,
U.S.A.
Tel: 1 (713) 277-3500
Fax: 1 (713) 277-3555

SMBC Principal Subsidiaries
SMFG Network

Manufacturers Bank
515 South Figueroa Street,
Los Angeles, CA 90071, U.S.A.
Tel: 1 (213) 489-6200
Fax: 1 (213) 489-6254

Sumitomo Mitsui Banking Corporation of Canada
Ernst & Young Tower, Toronto
Dominion Centre, Suite 1400,
P.O. Box 172, 222 Bay Street,
Toronto, Ontario M5K 1H6, Canada
Tel: 1 (416) 368-4766
Fax: 1 (416) 367-3565

Banco Sumitomo Mitsui Brasileiro S.A.
Avenida Paulista, 37,
São Paulo, Brazil
Tel: 55 (11) 3178-8000
Fax: 55 (11) 3289-1668

SMBC Capital Markets, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5100
Fax: 1 (212) 224-5181

SMBC Leasing and Finance, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5200
Fax: 1 (212) 224-5222

SMBC Securities, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-5300
Fax: 1 (212) 224-5333

SFVI Limited
P.O. Box 961,
30 De Castro Street,
Road Town, Tortola,
British Virgin Islands

Sumitomo Finance (Asia) Limited
P.O. Box 694, Edward Street,
George Town, Grand Cayman,
Cayman Islands

JRI America, Inc.
277 Park Avenue, New York,
NY 10172, U.S.A.
Tel: 1 (212) 224-4200
Fax: 1 (212) 224-4611

Europe, Middle-East and Africa

SMBC

Branches and Representative Offices

Düsseldorf Branch
Prinzenallee 7, 40549 Düsseldorf,
Federal Republic of Germany
Tel: 49 (211) 36190
Fax: 49 (211) 3619236

Brussels Branch
Avenue des Arts, 58, Bte. 18,
1000 Brussels, Belgium
Tel: 32 (2) 551-5000
Fax: 32 (2) 513-4100

Dubai Branch
Building One, 5th Floor, Gate
Precinct, Dubai International
Financial Centre, P.O. Box 506559
Dubai, United Arab Emirates
Tel: 971 (4) 428-8000
Fax: 971 (4) 428-8001

Madrid Representative Office
Serrano 16, 28001 Madrid, Spain
Tel: 34 (91) 576-6196
Fax: 34 (91) 577-7525

Bahrain Representative Office
No. 406 & 407 (Entrance 3, 4th Floor)
Manama Centre, Government Road,
Manama, State of Bahrain
Tel: 973-1722-3211
Fax: 973-1722-4424

Tehran Representative Office
4th Floor, 80 Nezami Gangavi
Street, Vali-e-Asr Avenue, Tehran
14348, Islamic Republic of Iran
Tel: 98 (21) 8879-4586
Fax: 98 (21) 8879-4569

Cairo Representative Office
Flat No. 6, 14th Fl., 3 Ibn
Kasir Street, Cornish El Nile,
Giza, Arab Republic of Egypt
Tel: 20 (2) 3761-7657
Fax: 20 (2) 3761-7658

Johannesburg Representative Office
Suite No. 2, Ground Floor,
Gleneagles Building, Fairway Office
Park, 52 Grosvenor Road,
Bryanston, Sandton, South Africa
Tel: 27 (11) 706-8675
Fax: 27 (11) 706-4927

SMBC Principal Subsidiaries
SMFG Network

Sumitomo Mitsui Banking Corporation Europe Limited
99 Queen Victoria Street, London
EC4V 4EH, U.K.
Tel: 44 (20) 7786-1000
Fax: 44 (20) 7236-0049

SMBC Capital Markets Limited
99 Queen Victoria Street, London
EC4V 4EH, U.K.
Tel: 44 (20) 7786-1400
Fax: 44 (20) 7786-1490

SMBC Derivative Products Limited
99 Queen Victoria Street, London
EC4V 4EH, U.K.
Tel: 44 (20) 7786-1400
Fax: 44 (20) 7786-1490

Sumitomo Mitsui Banking Corporation Europe Limited Paris Branch
20, Rue de la Ville l'Evêque,
75008 Paris, France
Tel: 33 (1) 44 (71) 40-00
Fax: 33 (1) 44 (71) 40-50

Sumitomo Mitsui Banking Corporation Europe Limited Milan Branch
Via della Spiga 30/ Via Senato 25,
20121 Milan, Italy
Tel: 39 (027) 636-1700
Fax: 44 (20) 7786-1985

Sumitomo Mitsui Banking Corporation Europe Limited Moscow Representative Office
Room No. 305, Building 5,
Ilyinka St. 3/8 Moscow, 109012
Russian Federation
Tel: 7 (495) 789-3973
Fax: 7 (495) 789-3975

Sumitomo Mitsui Finance Dublin Limited
La Touche House, International
Financial Services Centre, Custom
House Docks, Dublin 1, Ireland
Tel: 353 (1) 670-0066
Fax: 353 (1) 670-0353

JRI Europe, Limited
99 Queen Victoria Street, London
EC4V 4EH, U.K.
Tel: 44 (870) 225-6261
Fax: 44 (20) 7406-2799


**SMBCE=Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Finance Dublin Limited
SMBCE** Moscow Representative Office
Sumitomo Mitsui Banking Corporation Europe Limited
Brussels Branch
Düsseldorf Branch
SMBC Capital Markets Limited
SMBCE** Paris Branch
SMBCE** Milan Branch
Madrid Representative Office
Tehran Representative Office
Cairo Representative Office
Bahrain Representative Office
Dubai Branch
Johannesburg Representative Office
Sydney Branch
Sumitomo Mitsui Finance Australia Limited

GLOBAL NETWORK

Asia and Oceania

- ■ Shanghai Branch
- ■ Tianjin Branch
- ■ Tianjin Binhai Sub-Branch
- ■ Guangzhou Branch
- ■ Suzhou Branch
- ■ Suzhou Industrial Park Sub-Branch
- ■ Hangzhou Branch
- ■ Beijing Representative Office
- ■ Dalian Representative Office
- ■ Chongqing Representative Office
- ■ Shenyang Representative Office
- ■ Hong Kong Branch
  SMBC Capital Markets Limited Hong Kong Branch
- ■ Taipei Branch
- ■ Seoul Branch
- ■ Singapore Branch
- ■ Labuan Branch
- ■ Labuan Branch Kuala Lumpur Marketing Office
  Kuala Lumpur Representative Office
- ■ Ho Chi Minh City Branch
- ■ Hanoi Representative Office
- ■ Yangon Representative Office
- ■ Bangkok Branch
- ■ Manila Representative Office
- ■ Sydney Branch
  Sumitomo Mitsui Finance Australia Limited
- ■ PT Bank Sumitomo Mitsui Indonesia

Overseas service network (as of June 30, 2007)
Branches*: 18 Sub-Branches*: 6
Representative Offices*: 13 Total: 37

Also showing principal overseas subsidiaries

* Number of each status is based on the definition in Japan



Los Angeles Branch
San Francisco Branch
Sumitomo Mitsui Banking Corporation of Canada
New York Branch
SMBC Capital Markets, Inc.
SMBC Leasing and Finance, Inc.
Manufacturers Bank
Houston Representative Office
Cayman Branch
Banco Sumitomo Mitsui Brasileiro S.A.
Shenyang Representative Office
Beijing Representative Office
Tianjin Binhai Sub-Branch
Dalian Representative Office
Tianjin Branch
Seoul Branch
Suzhou Branch
Suzhou Industrial Park Sub-Branch
Shanghai Branch
Hangzhou Branch
Chongqing Representative Office
Guangzhou Branch
Taipei Branch
Hanoi Representative Office
Hong Kong Branch
SMBC Capital Markets Limited Hong Kong Branch
Yangon Representative Office
Bangkok Branch
Manila Representative Office
Ho Chi Minh City Branch
Labuan Branch Kuala Lumpur Marketing Office
Kuala Lumpur Representative Office
Labuan Branch
Singapore Branch
PT Bank Sumitomo Mitsui Indonesia

The Americas

- New York Branch
  SMBC Capital Markets, Inc.
  SMBC Leasing and Finance, Inc.
- Los Angeles Branch*
- San Francisco Branch*
- Houston Representative Office*
- Cayman Branch
- Manufacturers Bank
- Sumitomo Mitsui Banking Corporation of Canada
- Banco Sumitomo Mitsui Brasileiro S.A.

Europe, Middle East and Africa

- Sumitomo Mitsui Banking Corporation Europe Limited
  SMBC Capital Markets Limited
- Sumitomo Mitsui Banking Corporation Europe Limited Paris Branch
- Sumitomo Mitsui Banking Corporation Europe Limited Milan Branch
- Düsseldorf Branch
- Brussels Branch
- Madrid Representative Office
- Sumitomo Mitsui Banking Corporation Europe Limited Moscow Representative Office
- Sumitomo Mitsui Finance Dublin Limited
- Dubai Branch
- Bahrain Representative Office
- Tehran Representative Office
- Cairo Representative Office
- Johannesburg Representative Office

www.smfg.co.jp/english

END

SMFG SUMITOMO MITSUI FINANCIAL GROUP